File Pursuant to Rule 424(b)(3)
Registration No. 333-165773

PROSPECTUS

Offer to Exchange

$1,000,000,000 aggregate principal amount of the Registrants’ 8.875% Senior Secured Notes Due 2018 and the guarantees thereof, which have been registered under the Securities Act of 1933 for $1,000,000,000 aggregate principal amount of the Registrants’ outstanding 8.875% Senior Secured Notes Due 2018 and the guarantees thereof.

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $1,000,000,000 aggregate principal amount of our registered 8.875% Senior Secured Notes Due 2018 and the guarantees thereof, which we refer to as our exchange notes, for a like principal amount of our outstanding 8.875% Senior Secured Notes Due 2018 and the guarantees thereof, which we refer to as our old notes. We refer to the old notes and the exchange notes collectively as the “notes”. The terms of the exchange notes and the guarantees thereof are identical to the terms of the old notes and the guarantees thereof in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the old notes. Each of the notes are irrevocably and unconditionally guaranteed by Hexion Specialty Chemicals, Inc. and certain of its domestic subsidiaries which guarantee its obligations under the senior secured credit facilities.

We will exchange any and all old notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on June 7, 2010, unless extended.

We have not applied, and do not intend to apply, for listing the notes on any national securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it (i) has not entered into any arrangement or understanding with the Issuers (as defined below) or an affiliate of the Issuers to distribute such exchange notes and (ii) will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

See “Risk Factors” beginning on page 24 of this prospectus for a discussion of certain risks that you should consider before participating in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2010.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules of the Securities and Exchange Commission, or the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

The notes may not be offered or sold in or into the United Kingdom by means of any document except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995. All applicable provisions of the Financial Services and Markets Act 2000 must be complied with in respect of anything done in relation to the notes in, from or otherwise involving or having an effect in the United Kingdom.

The notes have not been and will not be qualified under the securities laws of any province or territory of Canada. The notes are not being offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada in contravention of the securities laws of any province or territory thereof.

Until August 5, 2010 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights information about Hexion Specialty Chemicals, Inc. and the notes contained elsewhere in this prospectus. It is not complete and may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.” In this prospectus, except as otherwise indicated herein, or as the context may otherwise require (i) all references to “Hexion,” “the Company,” “we,” “us” and “our” refer to Hexion Specialty Chemicals, Inc. and its subsidiaries and (ii) all references to “Issuers” refer to Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC, the co-issuers of the notes, and their successors, each of which are wholly owned subsidiaries of Hexion Specialty Chemicals, Inc.

Overview

Hexion Specialty Chemicals, Inc., a New Jersey corporation with predecessors dating from 1899, is the world’s largest producer of thermosetting resins, or thermosets, and a leading producer of adhesive and structural resins and coatings. Thermosets are a critical ingredient in virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. The type of thermoset used, and how it is formulated, applied and cured, determines its key attributes, such as durability, gloss, heat resistance, adhesion, or strength of the final product. Thermosetting resins include materials such as phenolic resins, epoxy resins, polyester resins, acrylic resins, alkyd resins and urethane resins.

As of December 31, 2009, we had 91 production sites around the world. Through our worldwide network of strategically located production facilities, we serve more than 7,600 customers in over 100 countries. Our position in certain additives, complementary materials and services further enables us to leverage our core thermoset technologies and provide our customers a broad range of product solutions. As a result of our focus on innovation and a high level of technical service, we have cultivated long-standing customer relationships. Our global customers include leading companies in their respective industries, such as 3M, Ashland Chemical, BASF, Bayer, DuPont, GE, Halliburton, Honeywell, Louisiana Pacific, Owens Corning, PPG Industries, Sumitomo, Sun Chemicals, Valspar and Weyerhaeuser.

Our Business

We are a large participant in the specialty chemicals industry. Thermosetting resins are generally considered specialty chemical products because they are sold primarily on the basis of performance, technical support, product innovation and customer service. We have a broad range of thermoset resin technologies in our industry, with high quality research, applications development and technical service capabilities. We provide a broad array of thermosets and associated technologies, and have significant market positions in each of the key markets that we serve.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as composites and electrical components. Major industry sectors that we serve include industrial/marine, construction, consumer/durable goods, automotive, wind energy, aviation, electronics, architectural, civil engineering, repair/remodeling, graphic arts and oil and gas field support. The diversity of our products limits our dependence on any one market or end-use. We have a history of product innovation and success in introducing new products to new markets, as evidenced by more than 1,600 patents, the majority of which relate to the development of new products and processes for manufacturing.

The table below illustrates our net sales to external customers for the year ended December 31, 2009 as well as the major products lines, major industry sectors served, major end-use markets and key differentiating characteristics relative to our products.

2009 Net Sales	•$4.0 billion

Major Products

•Epoxy specialty resins

•Basic epoxy resins and intermediates

•Versatic acids and derivatives

•Phenolic Specialty Resins and Molding compounds

•Formaldehyde based resins and intermediates

•Polyester resins

•Composite resins

•Alkyd resins

•Acrylic resins

•Vinylic resins

•Inks and adhesives resins and additives

•Phenolic encapsulated substrates

Major Industry Sectors Served

•Chemical manufacturing

•Transportation and industrial

•Electrical equipment and appliances

•Wind Energy

•Oil and gas field support

•Marine and recreational (boats, RVs)

•Wood products and furniture

•Repair/remodeling

•Home building and maintenance

•Printing

•Graphic arts

Major End-Use Markets

•Specialty coatings and composites

•Construction and maintenance coatings

•Marine and industrial coatings

•Carbon and glass fiber composites

•Auto coatings

•Decorative paints

•Oil and gas field proppants

•Electrical components

•Construction

•Foundry

•Plywood, particleboard, medium-density fiberboard (“MDF”), oriented strand board (“OSB”)

•Furniture

•Automotive friction materials

•Printing inks

Key Characteristics of Resins	•Strength •Adhesion •Resistance (heat, water, electricity) •Durability •Gloss and color retention •Resistance (water, UV, corrosion, temperature) •Strength

Our business is organized based on the products that we offer and the markets that we serve. At December 31, 2009, we had four reportable segments: Epoxy and Phenolic Resins, Formaldehyde and Forest Products Resins, Coatings and Inks, and Performance Products.

Epoxy & Phenolic Resins Segment

2009 Net Sales: $1,702 million

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Epoxy Specialty Resins. We are a leading producer of epoxy specialty resins in Europe and the United States. Epoxy resins are the fundamental component of many types of materials and are often used in the automotive, aerospace and electronics industries due to their unparalleled strength and durability. Our position in basic epoxy resins, along with our technology and service expertise, have enabled us to offer formulated specialty products in certain markets. Our specialty epoxy products are used either as replacements for traditional materials, such as metal, wood, clay, glass, stone, ceramics and natural fibers, or in applications where traditional materials do not meet demanding engineering specifications.

We are a leading producer of resins that are used in composites. Composites are a fast-growing class of materials that are used in a wide variety of applications ranging from aircraft components and windmill blades to sports equipment. We supply composite epoxy resins to fabricators in the aerospace, sporting goods and pipe markets.

Epoxy specialty resins are also used for a variety of high-end coating applications that require the superior strength and durability of epoxy, such as protective coatings for industrial and domestic flooring, pipe, marine and construction applications, and appliance and automotive coatings. Epoxy-based surface coatings are among the most widely used industrial coatings, due to their structural stability and broad application functionality combined with overall economic efficiency. We also leverage our resin and additives position to supply custom resins to specialty coatings formulators.

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Basic Epoxy Resins and Intermediates. We are one of the world’s largest suppliers of basic epoxy resins, such as solid epoxy resin (“SER”) and liquid epoxy resin (“LER”). These base epoxies are used in a wide variety of industrial coatings applications. We internally consume approximately 40% of our LER production in our specialty composite and adhesive formulation applications, giving us a competitive advantage versus our non-integrated competitors. In addition, we are a major producer of bisphenol-A (“BPA”) and epichlorohydrin (“ECH”), key precursors in the downstream manufacture of basic epoxy resins and epoxy specialty resins. We internally consume the majority of our BPA, and virtually all of our ECH, giving us a competitive advantage versus our non-integrated competitors.

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Versatic Acids and Derivatives. We are the world’s largest producer of versatic acids and derivatives. Versatic acids and derivatives are specialty monomers that provide significant performance advantages for finished coatings, including superior adhesion, hydrolytic stability, water resistance and appearance and ease of application. Our products include basic versatic acids and derivatives sold under the Versatic™, VEOVA® and CARDURA® names. Applications for versatic acids include decorative, automotive and protective coatings as well as other uses, such as pharmaceuticals and personal care products. We manufacture versatic acids and derivatives using our integrated manufacturing sites and our internally produced ECH.

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Phenolic Specialty Resins and Molding Compounds. We are one of the leading producers of phenolic specialty resins, which are used in applications that require extreme heat resistance and strength, such as after-market automotive and original equipment manufacturing (“OEM”) truck brake pads, filtration, aircraft components and electrical laminates. These products are sold under globally recognized brand names such as BORDEN, BAKELITE, DURITE and CELLOBOND. Our phenolic specialty resins are also known for their binding qualities and used widely in the production of mineral wool and glass wool used for commercial and domestic insulation applications.

Formaldehyde and Forest Product Resins Segment

2009 Net Sales: $1,184 million

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Formaldehyde Based Resins and Intermediates. We are the leading producer of formaldehyde-based resins for the North American forest products industry, and also hold significant positions in Europe, Latin America and Australia. Formaldehyde-based resins, also known as forest product resins, are a key adhesive and binding ingredient used in the production of a wide variety of engineered lumber products, including MDF, OSB, oriented strand lumber (“OSL”) and various types of plywood and laminated veneer lumber (“LVL”). These products are used in a wide range of applications in the construction, remodeling and furniture industries. Forest product resins have relatively short shelf lives and as such, our manufacturing facilities are strategically located in close proximity to our customers.

In addition, we are the world’s largest producer of formaldehyde, a key raw material used to manufacture thousands of other chemicals and products, including the manufacture of methylene diphenyl diisocyanate (“MDI”). We internally consume the majority of our formaldehyde production in the production of forest product resins, giving us a competitive advantage versus our non-integrated competitors.

We are currently expanding our formaldehyde and forest products resins businesses in select regions where we believe there are prospects for growth. We recently completed the construction of a new manufacturing facility in Montenegro, Brazil, which began operations in the first quarter of 2010, and will serve the southern Brazil formaldehyde and forest products markets. In addition, our forest products joint venture in Russia, which began limited operations in the fourth quarter of 2009 and is awaiting final commissioning, will allow us to capitalize on growth opportunities in both Russia and Eastern Europe.

Coatings & Inks Segment

2009 Net Sales: $888 million

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Polyester Resins. We are a leading supplier of polyester resins in North America and are also one of the major producers of powder polyesters in Europe. We provide liquid and powder custom polyester resins to customers for use in industrial coatings that require specific properties, such as gloss and color retention, resistance to corrosion and flexibility. Polyester coatings are typically used in building construction, transportation, automotive, machinery, appliances and metal office furniture.

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Composite Resins. We manufacture composite resins from unsaturated polyester resins (“UPR”), which are generally combined with fiberglass to produce cost-effective finished structural parts for applications ranging from boat hulls and recreational vehicles to bathroom fixtures.

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Alkyd Resins. We hold a leading position in alkyd resins in North America. We provide alkyd resins to customers who manufacture professional grade paints and coatings. Alkyd resins are formulated and engineered according to customer specifications, and can be modified with other raw materials to improve performance. Applications include industrial coatings (protective coatings used on machinery, metal coil, equipment, tools and furniture), special purpose coatings (highway-striping paints, automotive refinish coatings and industrial maintenance coatings) and decorative paints (house paint and deck stains). Our alkyd resins business shares an integrated production platform with our polyester resins business, which enables flexible sourcing, plant production balancing and improved economies of scale.

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Acrylic Resins. We are a significant supplier of water-based and solvent-based acrylic resins in Europe and North America. Acrylic resins are supplied as either acrylic homopolymers or as resins incorporating various comonomers that modify performance or cost. Water based acrylic homopolymers are used in interior trim paints and exterior applications where color, gloss retention and weathering protection are critical. Styrene is widely used as a modifying comonomer in our water-based acrylic resins. Styrene-acrylic copolymers are mainly used where high hydrophobicity and alkali resistance are required. In addition, we produce a wide range of specialty solution acrylic resins for marine and maintenance paints, and automotive topcoats.

We are also a producer of acrylic monomer in Europe, the key raw material in our acrylic resins. This ability to internally produce a key raw material gives us a cost advantage and ensures us adequate supply.

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Vinylic Resins. We are a supplier of water-based vinylic resins in Europe, North and South America. Vinylic resins might be either simple homopolymers of vinyl acetate or copolymers with acrylic, olefin, or other vinylic monomers to improve performance. A significant part of the vinylic resins we produce are spray dried to produce redispersible powders. We produce a wide range of specialty homopolymer and copolymer based powdered resins that are subsequently redispersed in water for primary applications in the building and construction market.

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Inks and Adhesives Resins and Additives. We are one of the world’s largest producers of ink resins and associated products. Ink resins are used to apply ink to a variety of different substrates, including paper, cardboard, metal foil and plastic. We provide resins, liquid components and additives to customers who formulate inks for a variety of substrates and printing processes. Our products offer performance enhancements such as durability, printability, substrate application, drying speed and security. Typical end-use applications include brochures, newspapers, magazines, food packages, beverage cans and flexible packaging. We are also a provider of formulated UV-cured coatings and inks.

In addition, we are a leading manufacturer of adhesive resins used in the production of pressure sensitive adhesives for ultimate production of tape and label products for use in various consumer and industrial markets.

Performance Products Segment

2009 Net Sales: $256 million

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Phenolic Encapsulated Substrates. We are a leading producer of phenolic encapsulated sand and ceramic substrates that are used in oil field services and foundry applications. Our highly specialized compounds are designed to perform well under extreme conditions, such as intense heat, high-stress and corrosive environments, that characterize oil and gas drilling and foundry industries. In the oil field services industry, our resin encapsulated proppants are used to enhance oil and gas recovery rates and extend well life. We are also the leading producer by volume of foundry resins in North America. Our foundry resin systems are used by major automotive and industrial companies for precision engine block casting, transmissions, and brake and drive train components. In addition to encapsulated substrates, in the foundry industry, we also provide phenolic resin systems and ancillary products used to produce finished metal castings.

Growth and Strategy

We believe that we have opportunities for growth through the following strategies:

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Utilize Our Integrated Platform Across Product Offerings. We have an opportunity to provide our customers with a broad range of resins products on a global basis as one of the world’s largest producers of thermosetting resins. We continue to refine our market strategy of serving as a global, comprehensive solutions provider to our customers rather than simply offering a particular product, selling in a single geography or competing on price. We also continue to review additional opportunities to transition our existing manufacturing capacity toward producing more specialty-

oriented products, which deliver higher value to our customers and may generate additional sales and/or earnings compared to commodity-like resins.

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Develop and Market New Products. We will continue to expand our product offerings through internal innovation, joint research and development initiatives with our customers and research partnership formations.

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Expand Our Global Reach In Faster Growing Regions. We have opportunities to grow our business in the Asian-Pacific, Eastern European and Latin American markets, where the use of our products is increasing, while continuing to review opportunities in other global markets.

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Pursue Further Development of “Green Products”. We will continue to develop products that are environmentally advanced and support our customers’ overall sustainability initiatives as they increasingly require products that meet changing environmental standards.

Risk Factors

Despite our competitive strengths discussed elsewhere in this prospectus, investing in our notes involves substantial risk. In addition, our ability to execute our strategy is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. You should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Ownership Structure

Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC are both direct wholly owned subsidiaries of Hexion. No separate financial information has been provided in this prospectus for Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC because (1) Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC have no independent operations other than acting as finance companies of Hexion, (2) Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC have no material assets, (3) Hexion and certain of its domestic subsidiaries guarantee the notes. The indenture governing the notes restricts the issuers of the notes from conducting any business operations other than those in connection with the issuance of the notes.

The following chart summarizes our corporate structure:

Hexion is a New Jersey corporation, with predecessors dating back to 1899. Our principal executive offices are located at 180 East Broad Street, Columbus, Ohio 43215. Our telephone number is (614) 225-4000. We maintain a website at www.hexion.com where general information about our business is available. The internet address is provided for informational purposes only and is not intended to be a hyperlink. The information contained on our website is not a part of this prospectus.

Recent Developments

Offering Transactions

In connection with initial offering of the old notes on January 29, 2010, we amended our senior secured credit facilities to, among other things: (i) subject to the requirement to make such offers on a pro rata basis to all lenders, allow us to agree with individual lenders to extend the maturity of their term loans or revolving commitments, and for us to pay increased interest rates or otherwise modify the terms of their loans or revolving commitments in connection with such an extension, (ii) extend the maturity of term loans held by accepting lenders to May 5, 2015 and increase the interest rate with respect to such term loans, (iii) allow for the Issuers’ assumption of the obligations under the notes and the guarantee of such obligations by Hexion and certain of its domestic subsidiaries (the “Issuers’ Assumption”), (iv) allow for one or more future issuances of additional senior notes or loans, which may include, in each case, indebtedness secured on a pari passu basis with the obligations under the senior secured credit facilities, so long as, in each case, among other things, an agreed amount of the net cash proceeds from any such issuance are used to prepay term loans and/or revolving loans under the senior secured credit facilities at par, (v) reset the amount available under incremental credit facilities to $200 million, (vi) allow for one or more future issuances of additional indebtedness, which may include indebtedness secured on a junior basis with the obligations under the senior secured credit facilities or unsecured indebtedness, in an amount not to exceed the amount available under incremental credit facilities, (vii) allow for certain types of receivables financing, and/or (viii) amend certain of the existing covenants therein ((i) through (viii) above, the “Bank Amendment”). Pursuant to the Bank Amendment, we extended the maturity of approximately $959 million of term loans under our senior secured credit facilities from May 5, 2013 to May 5, 2015 and increased the interest rate with respect to such term loans from LIBOR plus 2.25% to LIBOR plus 3.75%.

Our use of the proceeds from the initial offering of the old notes was subject to the satisfaction of the certain conditions including: (1) definitive documentation for the Bank Amendment having been executed and delivered, (2) security documents creating liens securing the notes and intercreditor agreements (or, as the case may be, joinders thereto) having been executed and delivered (along with any required certificates and legal opinions), and (3) the Issuers’ Assumption having been consummated ((1) through (3) above, the “Escrow Conditions”). The Escrow Conditions were satisfied prior to or concurrently with the consummation of the initial offering of the notes and the proceeds were released to us to be used to, among other things, repay a portion of the outstanding borrowings under the senior secured credit facilities, to pay fees and expenses related to the Offering Transactions (as defined below) and for general corporate purposes.

As used in this prospectus, the term “Offering Transactions” refers collectively to (1) the initial offering of the old notes, (2) the Issuers’ Assumption, (3) the Bank Amendment, and (4) the use of the gross proceeds of the initial offering of the old notes as described above and in further detail under “Use of Proceeds.”

Other Indebtedness Related Transactions

During 2009, we repurchased on the open market outstanding debt with a carrying amount of $298 million for $72 million. The $298 million carrying value of repurchased debt securities consisted of $92 million of our 9.75% second-priority senior secured notes due 2014, $80 million of our Second-Priority Senior Secured Floating Rate Notes due 2014, $16 million of our 8.375% unsecured debentures due 2016, $42 million of our 9.200% unsecured debentures due 2021, $58 million of our 7.875% unsecured debentures due 2023 and $10 million of our Industrial Revenue Bonds due 2009. As used in this prospectus, these repurchases are collectively referred to as the “Debt Repurchases.”

In late December 2009 and early January 2010 we extended our revolving line of credit facility commitments from lenders, which will take effect upon the May 31, 2011 maturity of the existing revolving facility commitments (the “Revolver Extensions”). The new commitments will extend the availability of the revolver to February 2013. The new revolving loans, which cannot be drawn until the existing revolving credit facility matures, will bear interest at a rate of LIBOR plus 4.50%. The extension also requires a 2.00% annual ticking fee to be paid quarterly on committed amounts until the extended revolver facility is effective.

Our Equity Sponsor

Apollo Management, L.P. (“Apollo”) is a leading global alternative asset manager with offices in New York, Los Angeles, London, Singapore, Frankfurt, Luxembourg and Mumbai. As of December 31, 2009, Apollo had assets under management in excess of $53.6 billion invested in private equity, capital markets and real estate.

Summary of the Terms of the Exchange Offer

In connection with the closing of the Offering Transactions, we entered into a registration rights agreement (as more fully described below) with the initial purchasers of the old notes. You are entitled to exchange in the exchange offer your old notes for exchange notes which are identical in all material respects to the old notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to registration rights which are applicable to the old notes under the registration rights agreement; and

•	our obligation to pay additional interest on the old notes due to the failure to consummate the exchange offer by a prior date does not apply to the exchange notes.

The Exchange Offer	We are offering to exchange up to $1,000,000,000 aggregate principal amount of our registered 8.875% Senior Secured Notes Due 2018 and the guarantees thereof, for a like principal amount of our 8.875% Senior Secured Notes Due 2018 and the guarantees thereof, which were issued on January 29, 2010. Old notes may be exchanged only in denominations of $2,000 and integral multiples of $1,000.

Resales	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

•	are acquiring the exchange notes in the ordinary course of business; and

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have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the exchange notes.

In addition, each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activity must also acknowledge that it (i) has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the exchange notes and (ii) will deliver a prospectus in connection with any resale of the exchange notes. For more information, see “Plan of Distribution.”

Any holder of old notes, including any broker-dealer, who

•	is our affiliate,

•	does not acquire the exchange notes in the ordinary course of its business, or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date; Withdrawal of Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on June 7, 2010, or such later date and time to which we extend it. We do not currently intend to extend the expiration date. A tender of old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive. For more information, see “The Exchange Offer—Certain Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold old notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

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if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you (i) have not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the exchange notes and (ii) will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

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you are not our “affiliate” as defined in Rule 405 under the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Guaranteed Delivery Procedures	If you wish to tender your old notes and your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Old Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, we will not be obligated to pay additional interest as described in the registration rights agreement. If you are a holder of old notes and do not tender your old notes in the exchange offer, you will continue to hold such old notes and you will be entitled to all the rights and limitations applicable to the old notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

Consequences of Failure to Exchange	All untendered old notes will continue to be subject to the restrictions on transfer provided for in the old notes and in the indenture. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act.

Material Tax Consequences	The exchange of old notes for exchange notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. For more information, see “Material Tax Consequences.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer.

Registration Rights Agreement	We entered into a registration rights agreement with the initial purchasers of the notes on January 29, 2010. The registration rights agreement requires us to file the exchange offer registration statement of which this prospectus forms a part and contains customary provisions with respect to registration procedures, indemnity and contribution rights.

Exchange Agent	Wilmington Trust FSB is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

Summary of the Terms of the Exchange Notes

The following summary highlights all material information contained elsewhere in this prospectus but does not contain all the information that you should consider before participating in the exchange offer. We urge you to read this entire prospectus, including the “Risk Factors” section and the consolidated financial statements and related notes.

Co-Issuers	Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC.

Exchange Notes Offered	$1,000,000,000 aggregate principal amount of 8.875% Senior Secured Notes due 2018.

Maturity Date	The exchange notes will mature on February 1, 2018.

Interest	The exchange notes will bear interest at a rate per annum equal to 8.875%, payable semi-annually in arrears, on February 1 and August 1 of each year commencing on August 1, 2010.

Guarantees	The exchange notes, like the old notes, will be guaranteed, jointly and severally, irrevocably and unconditionally, on a senior secured basis, by Hexion and certain of its existing and future domestic subsidiaries that guarantee our obligations under our senior secured credit facilities. See “Description of the Notes—Guarantees.”

Ranking	The exchange notes, like the old notes, and the guarantees will be senior secured obligations. The exchange notes, like the old notes, and the guarantees will rank:

•	pari passu in right of payment with all of our and our guarantors’ existing and future senior indebtedness, including debt under our senior secured credit facilities and the guarantees thereof;

•

effectively junior in priority as to collateral with respect to our and our guarantors’ obligations under our senior secured credit facilities and any other future obligations secured by a first-priority lien on the collateral (subject to certain exceptions as described in “Description of Notes—Security for the Notes”);

•

senior in priority as to collateral with respect to our and our guarantors’ obligations under our existing notes and any other future obligations secured by a second-priority lien on the collateral; and

•	senior in right of payment to all of our and our guarantors’ existing and future subordinated indebtedness.

The exchange notes will also be effectively junior to the liabilities of our non-guarantor subsidiaries, including our foreign subsidiaries.

As of December 31, 2009, as adjusted for the Offering Transactions:

(1)	Hexion and its subsidiaries would have had $3.7 billion aggregate principal amount of indebtedness outstanding (including the notes and the guarantees);

(2)	Hexion and its subsidiaries would have had $1.5 billion aggregate principal amount of indebtedness outstanding constituting first-priority lien obligations, consisting of secured indebtedness outstanding under our senior secured credit facilities;

(3)	Hexion and its subsidiaries would have had $1 billion aggregate principal amount of secured indebtedness outstanding constituting lien obligations junior to first-priority lien obligations and senior to second-priority lien obligations, consisting of secured indebtedness under the notes and the guarantees;

(4)	Hexion and its subsidiaries would have had $653 million aggregate principal amount of indebtedness outstanding constituting second-priority lien obligations, consisting of secured indebtedness under our outstanding Second-Priority Senior Secured Floating Rate Notes due 2014 and our outstanding 9.75% Second-Priority Senior Secured Notes due 2014 (together, the “Second-Priority Senior Secured Notes”); and

(5)	of the $3.7 billion aggregate principal amount of indebtedness outstanding, Hexion’s subsidiaries that are not obligors with respect to the notes would have had total indebtedness of approximately $781 million (excluding intercompany liabilities of subsidiaries that are not such obligors)

In addition, we would have had $190 million of unutilized capacity under our senior secured revolving credit facility and our liquidity facility provided by affiliates of Apollo.

See “Description of the Notes—Ranking” and “Use of Proceeds.”

Collateral	The exchange notes, like the old notes, and the guarantees will be secured by liens on:

•

substantially all of our and each subsidiary guarantor’s tangible and intangible assets (including, but not limited to, accounts receivable, inventory, general intangibles and proceeds of the foregoing), except for those assets excluded as collateral under our senior secured credit facilities; and

•

all of our and each subsidiary guarantor’s capital stock of certain direct subsidiaries other than the capital stock which is prohibited from being pledged pursuant to the indentures governing our other outstanding debentures, provided that no more than 65% of the capital stock of first-tier foreign subsidiaries (through which substantially all of our foreign operations are conducted) will be required to be pledged, including the capital stock of Hexion Specialty Chemicals Canada, Inc. (“Hexion Canada”); subject to certain exceptions as described below if any such pledge would require that separate financial statements with respect to any such pledged entity (other than Hexion Canada and any other Hexion Canada Entities (as defined in the indenture governing the notes)) would be required pursuant to Rule 3-16 of Regulation S-X to be provided in connection with the filing of a registration statement related to the notes or any other filing we are required to make with the SEC. See “Description of the Notes—Security for the Notes—Limitations on Stock Collateral.”

Notwithstanding the foregoing, the initial collateral securing the notes shall not include (A) any real estate or Principal Property (as such term is defined in the indentures governing certain of our existing debentures and means generally any manufacturing or processing plant or warehouse owned or leased by us or any of our subsidiaries and located within the United States), (B) any property or assets owned by any of our foreign subsidiaries and (C) any assets which, if included in the collateral, would require our existing debentures to be ratably secured with the notes pursuant to the terms of the indentures for such existing debentures (sometimes referred to in this prospectus as “excluded collateral”).

See “Risk Factors—Risks Related to an Investment in the Notes—Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.”

The book value of the assets of Hexion, including the assets of the domestic subsidiary guarantors, which are included in the collateral, was $3.0 billion as of December 31, 2009.

We believe that certain of our first-tier foreign subsidiaries, including our first-tier Dutch subsidiary, through which a significant portion of our foreign operations are conducted has a value in excess of 20% of the principal amount of the notes and that pledges of the capital stock of such entities would require that separate financial statements pursuant to Rule 3-16 of Regulation S-X be provided in connection with the filing of a registration statement related to the notes or any other filing we are required to make with the SEC. However, pursuant to collateral cut-back provisions in the indenture governing the notes, our pledge of such stock as collateral for the notes will be limited to less than 20% of the principal amount of the notes. See “Description of the Notes—Security for the Notes—Limitations on Stock Collateral.”

The priority of the collateral liens securing the notes will be junior to the collateral liens securing the senior secured credit facilities as described under “Description of the Notes—Security for the Notes.” Pursuant to the intercreditor agreement, the collateral agent representing the holders of the First-Priority Lien Obligations (as defined below) controls substantially all matters related to the collateral securing the First-Priority Lien Obligations and the notes.

The holders of the First-Priority Lien Obligations may cause the collateral agent to dispose of, release or foreclose on, or take other actions with respect to the shared collateral with which holders of the notes may disagree or that may be contrary to the interests of holders of the notes. See “Description of the Notes—Security for the Notes—New Intercreditor Agreement.”

The obligations under our senior secured credit facilities also benefit from a security interest in the assets of certain of our foreign subsidiaries that are borrowers or loan parties thereto. The notes will not have the benefit of a security interest in such foreign assets. The pledge of the stock of certain of our foreign subsidiaries as collateral for the obligations under our senior secured credit facilities also is not subject to any collateral cut back provisions of the type that are applicable to the collateral for the notes.

Optional Redemption	We may redeem the notes, in whole or in part, at any time prior to February 1, 2014, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest and an applicable make-whole premium. Thereafter, the notes may be redeemed at our option on the redemption dates and at the redemption prices specified under “Description of the Notes—Optional Redemption.”

Optional Redemption After Certain Equity Offerings	On or prior to February 1, 2013, we may redeem up to 35% of the aggregate principal amount of notes with the net cash proceeds of one or more equity offerings at the redemption prices specified under “Description of the Notes—Optional Redemption.”

Change of Control	If we experience a change of control (as defined in the indenture governing the notes), we will be required to make an offer to repurchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of the Notes—Change of Control.”

Certain Covenants	The indenture that will govern the notes contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	grant liens on assets;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make investments or acquisitions;

•	enter into sale/leaseback transactions;

•	incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;

•	enter into transactions with our affiliates;

•	merge or consolidate with other companies or transfer all or substantially all of our assets; and

•	transfer or sell assets.

These covenants are subject to a number of important limitations and exceptions as described under “Description of the Notes—Certain Covenants.”

Risk Factors

Investment in the notes involves substantial risks. See “Risk Factors” immediately following this summary for a discussion of certain risks relating to an investment in the notes.

Summary Historical Consolidated Financial Data of Hexion Specialty Chemicals, Inc.

The following table presents Hexion’s summary historical financial information for the periods presented. The summary historical financial information for each of the years ended December 31, 2009, 2008 and 2007 have been derived from, and should be read in conjunction with, Hexion’s audited financial statements included elsewhere in this prospectus.

The selected historical financial data as of and for the years ended December 31, 2009, 2008 and 2007 include:

•	the results of operations of the acquisition of the adhesives and resins business of Orica Limited since the acquisition date of February 1, 2007; and

•	the results of operations of the acquisition of the German forest products resins and formaldehyde business of Arkema GmbH since the acquisition date of November 1, 2007.

You should read this summary historical consolidated financial data in conjunction with “Unaudited Pro Forma Financial Information,” “Selected Historical Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” together with all of the financial statements and related notes included elsewhere in this prospectus.

Hexion Specialty Chemicals, Inc.

Summary Historical Consolidated Financial Data

	Year Ended December 31,
	2009	2008	2007
	(in millions)
Statement of Operations
Net sales	$4,030	$6,093	$5,810
Cost of sales	3,511	5,467	5,019

Gross profit	519	626	791

Selling, general & administrative expense	345	393	390
Terminated merger (income) expense, net	(40)	1,027	—
Integration costs	—	27	39
Asset impairments	50	21	32
Business realignment costs	56	41	21
Other operating expense, net	14	10	7

Operating income (loss)	94	(893)	302

Interest expense, net	223	304	310
Gain on extinguishment of debt	(224)	—	—
Other non-operating expense, net	—	7	15

Income (loss) before income tax, earnings from unconsolidated entities	95	(1,204)	(23)
Income tax expense (benefit)	2	(17)	44

Income (loss) before earnings from unconsolidated entities	93	(1,187)	(67)
Earnings from unconsolidated entities, net of taxes	2	2	4

Net income (loss)	95	(1,185)	(63)
Net income attributable to noncontrolling interest	(3)	(5)	(2)

Net income (loss) attributable to Hexion Specialty Chemicals, Inc.	92	(1,190)	(65)

Cash Flow Data
Cash flows provided by (used in) operating activities	$355	$(632)	$174
Cash flows used in investing activities	(132)	(134)	(335)
Cash flows (used in) provided by financing activities	(222)	706	288
Depreciation and amortization	178	203	198
Capital expenditures	(131)	(134)	(122)

	Year Ended December 31,
	2009	2008	2007
	(in millions)

Other Financial Data
Cash and equivalents	$142	$127	$199
Working capital (1)	205	390	508
Total assets	2,973	3,180	4,006
Total long-term debt	3,428	3,746	3,635
Total liabilities and noncontrolling interest	5,022	5,359	5,380
Total deficit	(2,049)	(2,179)	(1,374)

EBITDA (2)	274	(695)	489
Transaction and integration costs, terminated merger and settlement costs, net income attributable to noncontrolling interest and non-cash charges included in EBITDA (3)	(46)	1,075	91
Unusual items included in EBITDA	176	97	34

Twelve Months ended December 31, 2009
LTM Adjusted EBITDA (4)	$529

(1)	Working capital is defined as current assets less current liabilities.

(2)	EBITDA is defined as Net (loss) income (excluding loss (gain) on extinguishment of debt) before interest, income taxes, and depreciation and amortization. We have presented EBITDA because we believe that EBITDA is useful to investors since it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. EBITDA is not a recognized term under General Accepted Accounting Principles (“GAAP”), should not be viewed in isolation and does not purport to be an alternative to Net income (loss) as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. There are material limitations associated with making the adjustments to our earnings to calculate EBITDA and using this non-GAAP financial measure as compared to the most directly comparable U.S. GAAP financial measures. For instance, EBITDA does not include:

•	interest expense, and because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

•	tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.

Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures for other companies. Also the amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of Adjusted EBITDA used in our debt instruments, which further adjust for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making acquisitions.

See below for a reconciliation of Net (loss) income to EBITDA.

	Year Ended December 31,
	2009	2008	2007
	(in millions)
Reconciliation of Net (Loss) Income to EBITDA
Net (loss) income	$95	$(1,185)	$(63)
Income tax expense (benefit)	2	(17)	44
Loss (gain) on extinguishment of debt	(224)	—	—
Interest expense, net	223	304	310
Depreciation and amortization	178	203	198

EBITDA	$274	$(695)	$489

(3)	Amounts for the years ended December 31, 2008 and 2007 consist of the following items:

	2008	2007
	(in millions)
Terminated merger and settlement costs (a)	$1,027	$—
Transaction costs	—	1
Integration costs	27	38
Non-cash items	26	54
Net income attributable to noncontrolling interest	(5)	(2)

Total	$1,075	$91

(a)	Primarily represents accounting, consulting, tax and legal costs related to the terminated Huntsman merger and related litigation, including the $550 million payment to Huntsman to terminate the merger and settle litigation and the non-cash push-down of settlement costs paid by Apollo of $200 million. Also represents the write-off of previously deferred acquisition costs.

(4)	See “Covenant Compliance” below for our reasons for presenting LTM Adjusted EBITDA, a reconciliation of Net Loss to LTM Adjusted EBITDA, and qualifications as to the use of LTM Adjusted EBITDA, which is not a recognized term under U.S. GAAP.

Covenant Compliance

The instruments that govern our indebtedness contain, among other provisions, restrictive covenants and incurrence tests regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios. Payment of borrowings under the senior secured credit facilities may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, most covenant defaults, events of bankruptcy and a change of control. Certain covenants contained in the credit agreement that governs our senior secured credit facilities require us to have a senior secured debt to Adjusted EBITDA ratio less than 4.25:1. The indentures that govern our 8.875% Senior Secured Notes due 2018 and our Second–Priority Senior Secured Notes contains an Adjusted EBITDA to Fixed Charges ratio incurrence test which restricts our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet this ratio (measured on a last twelve months, or LTM, basis) of at least 2.0:1.

Fixed Charges are defined as net interest expense excluding the amortization or write-off of deferred financing costs. Adjusted EBITDA is defined as EBITDA adjusted to exclude certain non-cash and certain non-recurring items. Adjusted EBITDA is calculated on a pro-forma basis, and also includes expected future cost savings from business optimization programs, including those related to acquisitions and other synergy and productivity programs. As we are highly leveraged, we believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provide additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Adjusted EBITDA and Fixed Charges are not defined terms under GAAP. Adjusted EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to Net income (loss) determined in accordance with GAAP or operating cash flows determined in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges should not be considered an alternative to interest expense.

At December 31, 2009, after giving pro forma effect to the Offering Transactions, our Adjusted EBITDA to Fixed Charges ratio was 1.97 to 1.0 which was below the incurrence test of 2.0 to 1.0. Non-compliance with this incurrence test does not represent an event of default. Although it may restrict our ability in certain circumstances to incur future debt outside of our revolving facility or make acquisitions, the Company does not expect non-compliance with this covenant to impact the Company’s liquidity for 2010 and the foreseeable future.

We were in compliance with all financial covenants that govern our senior secured credit facilities, including our senior secured debt to Adjusted EBITDA ratio.

Due to the completion of the Offering Transactions in January 2010 resulting in a significant reduction in the amount of senior secured debt outstanding, the Company believes that a default under its senior secured bank leverage ratio covenant in our senior secured credit facilities is not reasonably likely to occur. Our senior credit facility permits a default in our senior secured leverage ratio covenant to be cured by cash contributions to the Company’s capital from the proceeds of equity purchases or cash contributions to the capital of Hexion LLC, our parent company. The cure amount cannot exceed the amount required for purposes of complying with the covenant, and in each four quarter period, there must be one quarter in which the cure right is not exercised. Any amounts of Apollo’s $200 million committed financing converted to equity to cure a default will reduce the amount of available financing remaining under the $200 million financing.

Based on our projections of 2010 operating results, we expect to be in compliance with all of the financial covenants and tests that are contained in the indentures that govern our notes and our senior secured credit facilities throughout 2010.

Twelve Months ended December 31, 2009
(in millions)
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	$95
Income taxes	2
Gain on extinguishment of debt	(224)
Interest expense, net	223
Depreciation and amortization	178

EBITDA	274
Adjustments to EBITDA:
Terminated merger and settlement costs (1)	(40)
Net income attributable to noncontrolling interest	(3)
Non-cash items	(3)
Unusual items:
Loss on divestiture of assets	6
Business realignments (2)	56
Asset impairments	50
Other (3)	64

Total unusual items	176

Productivity program savings (4)	125

Adjusted EBITDA	$529

(1)	Represents negotiated reductions on accounting, consulting, tax and legal costs related to the terminated Huntsman merger and related litigation and recovery of $15 million in insurance proceeds related to the $200 million settlement payment made by Apollo that was treated as an expense of the Company in 2008. These amounts are partially offset by legal settlement accruals pertaining to the New York Shareholder Action (as defined in “Business–Legal Proceedings”).

(2)	Represents plant rationalization and headcount reduction expenses related to productivity programs and other costs associated with business realignments.

(3)	Primarily includes pension expense related to formerly owned businesses, business optimization expenses and realized foreign currency activity.

(4)	Represents pro-forma impact of in-process productivity program savings.

Ratio of Earnings to Fixed Charges

	Historical					Pro Forma
	Year Ended December 31,					Year Ended December 31,
	2005	2006	2007	2008	2009	2009
Ratio of earnings to fixed charges and preferred stock dividends (1)	—	—	—	—	1.40	—

(1)	Due to the net losses in the years 2005 to 2008, the ratio of earnings to fixed charges and preferred stock dividends was less than 1. Our earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $58, $113, $23 and $1,204 for the years ended December 31, 2005, 2006, 2007 and 2008, respectively. The ratio of earnings to fixed charges was less than 1 for the year ended December 31, 2009, on a pro forma basis.

RISK FACTORS

Investing in the exchange notes in this exchange offer involves a high degree of risk. You should carefully consider the risks described below before participating in the exchange offer. Any of the following risks could materially adversely affect our business, financial condition or results of operations and prospects, which in turn could adversely affect our ability to pay the notes. In such case, you may lose all or part of your original investment.

Risks Related to an Investment in the Notes

The notes are effectively subordinated to all liabilities of our non-guarantor subsidiaries and structurally subordinated to claims of creditors of all of our foreign subsidiaries.

The notes are structurally subordinated to indebtedness and other liabilities of Hexion’s subsidiaries that are not the Issuers or guarantors of the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to Hexion or the Issuers.

The notes are not guaranteed by any of Hexion’s non-U.S. subsidiaries. Hexion’s non-U.S. subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that Hexion or the subsidiary guarantors have to receive any assets of any of the foreign subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those subsidiaries.

Additional indebtedness is secured by the collateral securing the notes, and the notes will be secured only to the extent of the value of the assets that have been granted as security for the notes and the guarantees, which may not be sufficient to satisfy our obligations under the notes.

Indebtedness under our senior secured credit facilities, the interest rate protection and other hedging agreements and the overdraft facility permitted thereunder, (referred to in these Risk Factors as the “First-Priority Lien Obligations”) are secured by a first-priority lien on substantially all tangible and intangible assets of Hexion and each subsidiary guarantor, except for certain excluded collateral (such as our Principal Properties). The notes are secured by a lien on only a portion of the assets that secure the First-Priority Lien Obligations and the liens securing the notes are subordinated to First-Priority Lien Obligations and there may not be sufficient collateral to pay all or any of the notes. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us or any future domestic subsidiary, the assets that are pledged as shared collateral securing the First-Priority Lien Obligations and the notes must be used first to pay the First-Priority Lien Obligations in full before making any payments on the notes. Accordingly, the notes will be effectively subordinated to these obligations to the extent of the collateral securing such obligations. We may incur additional First-Priority Lien Obligations in the future.

At December 31, 2009, as adjusted for the Offering Transactions, we would have had $3.7 billion of outstanding indebtedness (including the notes and guarantees), and $1.5 billion of First-Priority Lien Obligations. At December 31, 2009, as adjusted for the Offering Transactions, borrowings of $183 million would be unused and available under our senior secured credit facilities, all of which would constitute First-Priority Lien Obligations if drawn. In addition to borrowings under our senior secured credit facilities, the indenture governing the notes allows a significant amount of other indebtedness and other obligations to be secured by a lien on the collateral securing the notes on a first-priority basis or on an equal and ratable basis, provided that, in each case, such indebtedness or other obligation could be incurred under the debt incurrence covenants contained in the indenture governing the notes. Any additional obligations secured by a lien on the collateral securing the notes (whether senior to or equal with the lien of the notes) will adversely affect the relative position of the holders of the notes with respect to the collateral securing the notes.

Many of our assets, such as certain assets owned by our foreign subsidiaries, are not part of the collateral securing the notes, but do secure some First-Priority Lien Obligations. In addition, our foreign subsidiaries will be permitted to incur substantial indebtedness in compliance with the covenants under our senior secured credit facilities, the indenture governing the notes and the agreements governing our other indebtedness, most of which is permitted to be a First-Priority Lien Obligation. We are also permitted to transfer up to 5% of our total assets (as defined) from guarantors to non-guarantor subsidiaries, including non-U.S. subsidiaries. Upon such a transfer, those assets will be released automatically from the lien securing the notes. With respect to those assets that are not part of the collateral securing the notes but which secure other obligations, the notes will be effectively junior to these obligations to the extent of the value of such assets. There is no requirement that the holders of the First-Priority Lien Obligations first look to these excluded assets before foreclosing, selling or otherwise acting upon the collateral shared with the notes.

No appraisals of any collateral have been prepared in connection with the offering of the notes. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as collateral for the notes could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition and other future events or trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the notes, in full or at all, after first satisfying our obligations in full under the First-Priority Lien Obligations and any other obligations secured by a priority lien on the collateral.

Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of the collateral securing the notes and the obligations under the notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

Holders of notes will not control decisions regarding collateral.

Pursuant to the intercreditor agreement, the collateral agent representing the holders of the First-Priority Lien Obligations controls substantially all matters related to the collateral securing the First-Priority Lien Obligations and the notes. The holders of the First-Priority Lien Obligations may cause the collateral agent to dispose of, release or foreclose on, or take other actions with respect to the shared collateral with which holders of the notes may disagree or that may be contrary to the interests of holders of the notes. To the extent shared collateral is released from securing the First-Priority Lien Obligations, the liens securing the notes will also automatically be released. In addition, the security documents generally provide that, so long as the First-Priority Lien Obligations are in effect, the holders of the First-Priority Lien Obligations may change, waive, modify or vary the security documents without the consent of the holders of the notes, provided that any such change, waiver or modification does not materially adversely affect the rights of the holders of the notes and not the other secured creditors in a like or similar manner. Except under limited circumstances, if at any time the First-Priority Lien Obligations cease to be in effect, the liens securing the notes will also be released and the notes will become unsecured senior obligations. See “Description of the Notes—Security for the Notes.”

Furthermore, the security documents generally allow us and our subsidiaries to remain in possession of, retain exclusive control over, to freely operate, and to collect, invest and dispose of any income from, the collateral securing the notes. In addition, to the extent we sell any assets that constitute collateral, the proceeds from such sale will be subject to the lien securing the notes only to the extent such proceeds would otherwise constitute “collateral” securing the notes under the security documents. To the extent the proceeds from any such sale of collateral do not constitute “collateral” under the security documents, the pool of assets securing the notes would be reduced and the notes would not be secured by such proceeds. For instance, if we sell any of our domestic assets which constitute collateral securing the notes and, with the proceeds from such sale, purchase assets in Europe which we transfer to one of our foreign subsidiaries, the holders of the notes would not receive a security interest in the assets purchased in Europe and transferred to our foreign subsidiary because the pool of assets which constitutes collateral securing the notes under the security documents excludes assets owned by our foreign subsidiaries.

The capital stock securing the notes will automatically be released from the lien and no longer be deemed to be collateral to the extent the pledge of such capital stock would require the filing of separate financial statements for any of our subsidiaries (other than Hexion Canada and any other Hexion Canada Entities) with the SEC. As a result of any such release, the notes could be secured by less collateral than our first-priority indebtedness.

The indenture governing the notes and the security documents provide that, to the extent that separate financial statements of any of our subsidiaries (other than Hexion Canada and any other Hexion Canada Entities) would be required by the rules of the SEC (or any other governmental agency) due to the fact that such subsidiary’s capital stock or other securities secure the notes, then such capital stock or other securities will automatically be deemed not to be part of the collateral securing the notes to the extent necessary to not be subject to such requirement. In such event, the security documents will be amended, without the consent of any holder of notes, to the extent necessary to release the liens on such capital stock or securities. As a result, holders of the notes could lose all or a portion of their security interest in the capital stock or other securities if any such rule becomes applicable. In addition, certain of our foreign subsidiaries, including our first-tier Dutch subsidiary, have a value in excess of 20% of the aggregate principal amount of the notes; accordingly, our pledge of such stock as collateral for the notes will be limited to less than 20% of the aggregate principal amount of the notes. As a result of the foregoing, the notes could be secured by less collateral than our first-priority indebtedness.

Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.

The right of the collateral agent to repossess and dispose of the collateral securing the notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have “undersecured claims” as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case.

Finally, in the intercreditor agreement, the noteholders will waive a significant number of rights ordinarily accruing to secured creditors in bankruptcy. See “Description of the Notes—Security for the Notes—New Intercreditor Agreement.”

The collateral securing the notes may be diluted under certain circumstances.

The collateral that will secure the notes also secures our obligations under the First-Priority Lien Obligations. This collateral may secure on a first-priority basis or a parity basis additional senior indebtedness that Hexion or certain of our subsidiaries incur in the future, subject to restrictions on our ability to incur debt and liens under the First-Priority Lien Obligations and the indenture governing the notes. Your rights to the collateral would be diluted by any increase in the indebtedness secured on a first-priority or parity basis by this collateral.

It may be difficult to realize the value of the collateral securing the notes.

The collateral securing the notes will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the creditors that have the benefit of first liens on the collateral securing the notes from time to time, whether on or after the date the notes are issued. The initial purchasers did not analyze the effect of, nor participate in, any negotiations relating to, such exceptions, defects, encumbrances, liens and other imperfections. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the collateral securing the notes as well as the ability of the collateral agent to realize or foreclose on such collateral.

In the event that a bankruptcy case is commenced by or against us, if the value of the collateral is less than the amount of principal and accrued and unpaid interest on the notes and all other senior or pari passu secured obligations, interest may cease to accrue on the notes from and after the date the bankruptcy petition is filed.

In addition, our business requires numerous federal, state and local permits and licenses. Continued operation of properties that are the collateral for the notes depends on the maintenance of such permits and licenses may be prohibited. Our business is subject to substantial regulations and permitting requirements and may be adversely affected if we are unable to comply with existing regulations or requirements or changes in applicable regulations or requirements. In the event of foreclosure, the transfer of such permits and licenses may be prohibited or may require us to incur significant cost and expense. Further, we cannot assure you that the applicable governmental authorities will consent to the transfer of all such permits. If the regulatory approvals required for such transfers are not obtained or are delayed, the foreclosure may be delayed, a temporary shutdown of operations may result and the value of the collateral may be significantly decreased.

There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes and guarantees will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, collateral securing the notes will be released automatically, including:

•	a sale, transfer or other disposition of such collateral in a transaction not prohibited under the indenture;

•	with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee; and

•	subject to certain exceptions, the release of all other liens securing first-priority lien obligations (if there are no outstanding receivables financings).

The guarantee of a subsidiary guarantor will be automatically released to the extent it is released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture. The indenture also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary for purposes of the indenture governing the notes, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the indenture. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a claim on the assets of such unrestricted subsidiary and its subsidiaries that is senior to the claim of the holders of the notes. See “Description of the Notes.”

Federal and state statutes allow courts, under specific circumstances, to void notes, guarantees and security interests and require note holders to return payments received.

Hexion and certain of its existing domestic subsidiaries guarantee the notes (and the related exchange notes, if issued) and certain of its future domestic subsidiaries may guarantee the notes. In addition, the guarantees are secured by certain collateral owned by the related guarantor. If any issuer or any guarantor becomes a debtor in a case under the U.S. Bankruptcy Code or encounters other financial difficulty, under federal or state fraudulent transfer law a court may void or otherwise decline to enforce the notes, the guaranty or the related security agreements, as the case may be. A court might do so if it found that when the applicable issuer issued the notes or the guarantor entered into its guaranty or, in some states, when payments became due under the notes, the guaranty or security agreements, such issuer or the guarantor received less than reasonably equivalent value or fair consideration and either:

•	was or was rendered insolvent;

•	was left with inadequate capital to conduct its business; or

•	believed or reasonably should have believed that it would incur debts beyond its ability to pay.

The court might also void an issuance of notes, a guaranty or security agreements, without regard to the above factors, if the court found that the applicable issuer issued the notes or the guarantor entered into its guaranty or security agreements with actual intent to hinder, delay or defraud its creditors.

A court would likely find that an issuer or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or its guaranty and security agreements, respectively, if the issuer or the guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void an issuance of notes, a guaranty or the related security agreements, you would no longer have a claim against the issuer or the guarantor or, in the case of the security agreements, a claim with respect to the related collateral. Sufficient funds to repay the notes may not be available from other sources, including the remaining issuers or guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the issuer or the guarantor or with respect to the collateral.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. In general, however, a court would consider an issuer or a guarantor insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

Each guaranty contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guaranty to be a fraudulent transfer. This provision may not be effective to protect the guaranties from being voided under fraudulent transfer law, or may reduce or eliminate the guarantor’s obligation to an amount that effectively makes the guaranty worthless.

The rights of holders of notes to the collateral securing the notes may be adversely affected by the failure to perfect security interests in the collateral and other issues generally associated with the realization of security interests in collateral.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens on the collateral securing the notes may not be perfected with respect to the claims of notes if the collateral agent is not able to take the actions necessary to perfect any of these liens on or prior to the date of the indenture governing the notes. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, can only be perfected at the time such property and rights are acquired and identified and additional steps to perfect in such property and rights are taken. We, the Issuers and our subsidiary guarantors will have limited obligations to perfect the security interest of the holders of notes in specified collateral. There can be no assurance that the trustee or the collateral agent for the notes will monitor, or that we will inform such trustee or collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the notes has no obligation to monitor the acquisition of additional property or rights that could constitute collateral or the perfection of any security interest. This may result in the loss of the security interest in the collateral or the priority of the security interest in favor of notes against third parties.

In addition, the security interest of the collateral agent will be subject to practical challenges generally associated with the realization of security interests in collateral. For example, the collateral agent may need to obtain the consent of third parties and make additional filings. If we are unable to obtain these consents or make these filings, the security interests may be invalid and the holders will not be entitled to the collateral or any recovery with respect thereto. We cannot assure you that the collateral agent will be able to obtain any such consent. We also cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the collateral agent may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease.

Rights of holders of notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

The security interest in the collateral securing the notes includes domestic assets, both tangible and intangible, whether now owned or acquired or arising in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. We are required by the Trust Indenture Act to inform the trustee of certain future acquisitions of property or rights that constitute collateral. However, there can be no assurance that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. This may result in the loss of the security interest therein or the priority of the security interest in favor of the notes against third parties.

If a bankruptcy petition were filed by or against us, holders of notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the notes.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indenture governing the notes, even if sufficient funds were available.

The Issuers may not be able to repurchase the notes upon a change of control.

Specific kinds of change of control events of Hexion will be an event of default under the indenture governing the notes unless the Issuers make an offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest or by exercising their right to redeem such notes, in each case within 30 days after such change of control event. Similar change of control offer requirements are applicable to notes issued under certain of our other indentures. The Issuers will be dependent on Hexion and its subsidiaries for the funds necessary to cure the events of default caused by such change of control event. Hexion and its subsidiaries may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control offer or to redeem such notes. The occurrence of a change of control would also constitute an event of default under our senior secured credit facilities and could constitute an event of default under our other indebtedness. Our bank lenders may have the right to prohibit any such purchase or redemption, in which event we will seek to obtain waivers from the required lenders under our senior secured credit facilities and our other indebtedness, but may not be able to do so. See “Description of the Notes—Change of Control.”

Investors may not be able to determine when a change of control giving rise to their right to have the notes repurchased by the company has occurred following a sale of “substantially all” of the company’s assets.

Specific kinds of change of control events of Hexion require the Issuers to make an offer to repurchase all outstanding notes or exercise their right to redeem such notes. The definition of change of control includes a phrase relating to the sale, lease of transfer of “all or substantially all” the assets of Hexion and its subsidiaries taken as a whole. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require the Issuers to repurchase such notes as a result of a sale, lease or transfer of less than all of the assets of Hexion and its subsidiaries taken as a whole to another individual, group or entity may be uncertain.

We can enter into transactions like recapitalizations, reorganizations and other highly leveraged transactions that do not constitute a change of control but that could adversely affect the holders of the notes.

The change of control repurchase provisions that require the Issuers to make an offer to repurchase all outstanding notes or exercise their right to redeem such notes are a result of negotiations among Hexion, the Issuers and the initial purchasers of the notes. Therefore, Hexion could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the indenture governing the notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Hexion’s capital structure or credit ratings.

There may be no active trading market for the notes, and if one develops, it may not be liquid.

There is no established trading market for the notes. We do not intend to list the exchange notes on any national securities exchange or to seek the admission of the notes for quotation through the National Association of Securities Dealers Automated Quotation System. Although the initial purchasers have advised us that they intend to make a market in the notes, they are not obligated to do so and may discontinue such market making activity at any time without notice. The initial purchasers intend for their market-making activities with respect to the notes prior to their issue date to be limited to facilitating sales and purchases by matching potential buyers of notes with potential sellers of notes. In addition, market-making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and may be limited during the exchange offer and the pendency of any shelf registration statement. There can be no assurance as to the development or liquidity of any market for the notes, the ability of the holders of such notes to sell such notes or the price at which the holders would be able to sell such notes. Future trading prices of the notes and the exchange notes will depend on many factors, including:

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the notes for the related exchange notes;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of the notes.

Our ability to repay the notes depends upon the performance of Hexion and its subsidiaries and their ability to make payments or distributions.

The Issuers are finance subsidiaries of Hexion and do not have any material assets other than intercompany loans to Hexion and its subsidiaries. Therefore, the Issuers will be entirely dependent on Hexion and its other subsidiaries for funds to satisfy their debt service requirements with respect to the notes.

A significant portion of Hexion’s assets are owned, and a significant percentage of Hexion’s net sales are earned, by its direct and indirect subsidiaries. Therefore, Hexion’s cash flows and its ability to service indebtedness, including its ability to transfer funds, directly or indirectly, to the Issuers or to honor its obligations under its guaranty of the notes, will be dependent upon cash dividends and distributions or other transfers from its subsidiaries. Payments to Hexion by its subsidiaries will be contingent upon the earnings of those subsidiaries.

Hexion’s subsidiaries are separate and distinct legal entities and, except for the Issuers and the existing and future subsidiaries that will guarantee the notes, they will not have any obligation, contingent or otherwise, to pay amounts due with respect to the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. In addition, certain of Hexion’s subsidiaries are subject to contractual limitations on their ability to pay dividends or otherwise distribute money to Hexion. If Hexion’s subsidiaries cannot pay out dividends or make other distributions to Hexion, Hexion may not have sufficient cash to fulfill its obligations with respect to the notes.

Because Hexion Nova Scotia Finance, ULC is not a U.S. company, it may be difficult for you to effect service of process on it or on its directors or to enforce any judgment you may receive against them from a U.S. court. In addition, any judgment against Hexion Nova Scotia Finance, ULC, obtained in Canada, would be in Canadian dollars exposing you to exchange rate risk.

Hexion Nova Scotia Finance, ULC is an unlimited liability company organized under the laws of Nova Scotia. Certain of its officers and directors may be residents of various jurisdictions outside the United States. All or a substantial portion of its assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce in United States courts judgments obtained against such persons in United States courts and predicated upon the civil liability provisions of the United States federal securities laws. In addition, any judgment against Hexion Nova Scotia Finance, ULC, obtained in Canada, would be in Canadian dollars exposing you to exchange rate risk.

In addition, Hexion Nova Scotia Finance, ULC has been advised by its Nova Scotia counsel, that there is doubt as to (i) the enforceability, in original actions in Nova Scotia courts, of liabilities predicated solely upon the United States federal securities laws and (ii) the enforceability in Nova Scotia courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

If you do not properly tender your old notes, you will continue to hold unregistered old notes and be subject to the same limitations on your ability to transfer old notes.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you are eligible to participate in the exchange offer and do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the old notes. In addition:

•

if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•

if you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you (i) have not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute those exchange notes and (ii) will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes.

After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

Risks Related to Our Indebtedness

We may not be able to generate sufficient cash flows from operations to meet our debt service payments. In addition, our interest expense could increase if interest rates increase.

We are a highly leveraged company. As of December 31, 2009, we had $3.5 billion of outstanding indebtedness.

During the first quarter of 2010, we entered into the Offering Transactions which included amendments to our senior secured credit facilities. Under the amendment, we extended the maturity of approximately $959 million of term loans under our senior secured credit facilities from May 5, 2013 to May 5, 2015 and increased the interest rate with respect to such term loans from LIBOR plus 2.25% to LIBOR plus 3.75%. In addition to, and in connection with, this amendment agreement, we issued $1 billion aggregate principal amount of 8.875% senior secured notes due 2018. We used the net proceeds of $993 million ($1 billion less original issue discount of $7 million) from the issuance to repay $800 million of our U.S. term loans under our senior secured credit facilities, pay certain related transaction costs and expenses, and provide incremental liquidity of $162 million.

As of December 31, 2009, as adjusted for the Offering Transactions, we would have had $3.7 billion of outstanding indebtedness (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”). In 2010, based on the amount of indebtedness outstanding at December 31, 2009, as adjusted for the Offering Transactions, our cash debt service is expected to be approximately $346 million (including $82 million of short term debt and capital lease maturities) based on interest rates at March 22, 2010, of which $246 million represents debt service on fixed-rate obligations (including variable rate debt subject to interest rate swap agreements). Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt depends on a range of economic, competitive and business factors, many of which are outside our control, and we may not generate sufficient cash flow from operations to meet our debt service and other obligations. If we are unable to meet our expenses and debt service obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity capital. We may not be able to refinance any of our indebtedness, sell assets or raise equity capital on commercially reasonable terms, or at all, which could cause us to default on our obligations and impair our liquidity. Any inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms would have a material adverse impact on our business, financial condition and results of operations.

Our senior secured credit facilities, including the terms governing our indebtedness, limit our ability to sell assets and also restrict the use of proceeds from that sale. We may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations. Furthermore, a substantial portion of our assets are, and may continue to be, intangible assets. Therefore, it may be difficult for us to pay our debt obligations in the event of an acceleration of any of our indebtedness.

In addition to our debt service needs, our parent company, Hexion LLC, will likely need to rely upon distributions from us to service its outstanding term loans, $192 million aggregate principal amount of which are outstanding as of December 31, 2009, including for the payment of interest, to the extent that our parent elects to pay interest in cash, and for the payment of principal at maturity in December 2014. We may not generate sufficient cash flow from operations to pay dividends or distributions to our parent in amounts sufficient to allow it to pay principal or cash interest on its debt. In addition, our ability to make distributions to our parent is subject to restrictions in our various debt instruments. If Hexion LLC is unable to meet its debt service obligations, it could attempt to restructure or refinance its indebtedness or seek additional equity capital. We cannot assure you that our parent will be able to accomplish these actions on satisfactory terms, if at all. A default under the Hexion LLC term loans could result in a change of control under our other debt instruments and lead to an acceleration of all outstanding loans under our senior secured credit facilities and our other indebtedness.

Our interest expense could increase if interest rates increase because 31% of our outstanding borrowings at December 31, 2009, as adjusted for the Offering Transactions, including the impact of outstanding interest rate swap agreements, are at variable interest rates. While we have interest rate swaps in place to hedge a portion of the risk, an increase of 1% in the interest rate payable on our variable rate indebtedness would increase our 2010 estimated debt service requirements by approximately $15 million.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

Our substantial level of indebtedness could have other consequences to our financial position and results of operations, including the following:

•	it may limit our flexibility to plan for, or react to, changes in our operations or business;

•	we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or in the economy, such as the current economic environment;

•	it may make it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•

it may limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds (which may already be severely limited by availability and increased cost of credit in the current market) or dispose of assets;

•	it would cause a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed;

•	it may cause a substantial portion of our cash flow from operations to be dedicated to the repayment of our indebtedness and not be available for other purposes; and

•	it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities.

The terms of our senior secured credit facilities and other debt may restrict our current and future operations, in particular our ability to respond to changes in our business or to take certain actions.

Our senior secured credit facilities and other debt contain, and any future indebtedness we incur would likely contain, a number of restrictive covenants that can impose significant operating and financial restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other distributions to our shareholders;

•	create or incur certain liens;

•	make certain loans, acquisitions, capital expenditures or investments;

•	engage in sales of assets and subsidiary stock;

•	enter into sale/leaseback transactions;

•	make capital expenditures;

•	enter into transactions with affiliates; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

In addition, our senior secured credit facilities require us to meet a senior secured bank leverage test. As a result of these covenants and this ratio, we are limited in how we may conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. A further downturn in our business could cause us to fail to comply with the covenants in our senior secured credit facilities. In addition, our senior secured credit facilities contain cross-acceleration and cross default provisions. Accordingly, certain foreign borrowing defaults under our debt agreements could result in our outstanding debt becoming immediately due and payable.

A failure to comply with the covenants contained in our senior secured credit facilities or other debt could result in a default, which if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. In the event of any default under our senior secured credit facilities or our other indebtedness, the lenders:

•	could not be required to lend any additional amounts to us;

•	could elect to declare all borrowings that are outstanding, together with accrued and unpaid interest and fees, to become immediately due and payable;

•	could require us to apply all of our available cash to repay these borrowings; or

•	could prevent us from making debt service payments on the notes or our other indebtedness, which could result in an event of default under the notes.

If the indebtedness under our senior secured credit facilities or our other indebtedness were to be accelerated, our assets may not be sufficient to repay such indebtedness in full.

Our senior credit facility permits a default in our senior secured leverage ratio covenant to be cured by cash contributions to the Company’s capital from the proceeds of equity purchases or cash contributions to the capital of Hexion LLC, our parent company. The cure amount cannot exceed the amount required for purposes of complying with the covenant related to that particular quarter. In addition, in each four quarter period, there must be one quarter in which the cure right is not exercised.

Despite our substantial indebtedness we may still be able to incur significantly more debt. This could intensify the risks described above.

The terms of the instruments governing our indebtedness contain restrictions on our ability to incur additional indebtedness. These restrictions are subject to a number of important qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we could incur significant additional indebtedness in the future, much of which could constitute First-Priority Lien Obligations and all of which could constitute pari passu or junior-priority secured obligations. As of December 31, 2009, as adjusted for the effects of the Offering Transactions, we would have had $190 million of unutilized capacity under our senior secured revolving credit facility, including the subfacility for letters of credit, and our liquidity facility provided by affiliates of Apollo, and the covenants under our debt agreements would allow us to borrow a significant amount of additional indebtedness. The more we become leveraged, the more we, and in turn our security holders, become exposed to the risks described above under “—Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry” and “—We may not be able to generate sufficient cash flows from operations to meet our debt service payments. In addition, our interest expense could increase if interest rates increase.”

A downgrade in our debt ratings could result in increased interest and other financial expenses related to future borrowings, and has limited and could further restrict our access to additional capital or trade credit.

Standard and Poor’s Ratings Services and Moody’s Investors Service maintain credit ratings for us. Each of these ratings is currently below investment grade. Any decision by these or other ratings agencies to downgrade such ratings in the future could result in increased interest and other financial expenses relating to our future borrowings, and could restrict our ability to obtain financing on satisfactory terms. In addition, any further downgrade could restrict our access to, and negatively impact the terms of, trade credit extended by our suppliers of raw materials.

Repayment of our debt, including required principal and interest payments on the notes, is dependent on cash flow generated by our foreign subsidiaries.

Our foreign subsidiaries own a significant portion of our assets and conduct a significant portion of our operations. Accordingly, repayment of our indebtedness, including the notes, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we are unable to receive distributions from our subsidiaries we may be unable to make required principal and interest payments on our indebtedness, including the notes.

Risks Related to Our Business

If the global economic downturn continues throughout 2010, it will continue to impact our business operations, results of operations and financial condition.

Deteriorating global economic and financial market conditions, including severe disruptions in the credit markets and the potential for a significant and prolonged global economic downturn, have impacted our business operations. If the global economic environment begins to weaken again or remains slow for an extended period of time, we could experience further reduced demand for our products which would have a negative impact on our future results of operations. For example, sales to the construction industry are driven by trends in commercial and residential construction, housing starts and trends in residential repair and remodeling. Consumer confidence, mortgage rates, credit standards and availability and income levels play a significant role in driving demand in the residential construction, repair and remodeling sector. In the current market turmoil, many lenders and institutional investors have significantly reduced funding to borrowers. The lack of available or increased cost of credit, along with decreased demand due to a variety of factors, has led to decreased construction which has resulted in a reduction in demand for our products. A prolonged or further drop in consumer confidence, continued restrictions in the credit market or an increase in mortgage rates, credit standards or sustained high unemployment could delay the recovery of commercial and residential construction levels and have a material adverse effect on our business, financial condition, results of operations or cash flows. Further, our products are used in numerous applications in the automotive industry. We expect continued weakened levels of production in the North American and European automotive markets in 2010 to impact the demand for many of our resin products and molding compounds.

The current economic conditions may also materially impact our customers, suppliers and other parties with which we do business. Volatility and disruption of financial markets could limit the ability of our customers to obtain adequate financing to maintain operations and may cause them to terminate existing purchase orders and reduce the volume of products they purchase from us in the future. This situation could further impact their ability to pay our receivables, requiring us to assume additional credit risk related to these receivables or limit our ability to collect receivables from that customer. Adverse economic and financial market conditions may also cause our suppliers to be unable to meet their commitments to us or may cause suppliers to make changes in the credit terms they extend to us, such as shortening the required payment period for outstanding accounts receivable or reducing or eliminating the amount of trade credit available to us. These conditions could significantly affect our liquidity which may cause us to defer needed capital expenditures, reduce research and development or other spending, defer costs to achieve productivity and synergy programs, or sell assets. In addition, this could require us to incur additional borrowings which may not be available given the current financial market conditions, or may only be available at terms significantly less advantageous than our current credit terms.

We may fail to achieve all expected cost savings, which could impact our business operations, results of operations, and financial conditions.

A significant element of our business strategy is to improve our operating efficiencies and reduce our operating costs. We are currently targeting $125 million in additional productivity savings over the next 18 months. The Company expects to incur $69 million in one-time costs to achieve these savings, including restructuring costs and expected capital expenditures related to productivity programs. A variety of factors could cause us not to achieve the remaining $125 million in productivity savings, including not being able to fund the $69 million in one-time costs. As a result, our future results of operations and profitability would be negatively impacted. See Note 4 to the consolidated financial statements of Hexion Speciality Chemicals, Inc. included elsewhere in this prospectus for additional information on our productivity program.

We face competition from other chemical companies and from substitute products, which could force us to lower our prices, which would adversely affect our profitability and financial condition.

The markets that we operate in are highly competitive, and this competition could harm our results of operations, cash flows and financial condition. Our competitors include major international producers as well as smaller regional competitors. We believe that the most significant competitive factor that impacts demand for our products is selling price. We may be forced to lower our selling price based on our competitors’ pricing decisions, which would reduce our profitability. In fact, certain markets that we serve have become commoditized in recent years and have given rise to several industry players resulting in fierce price competition in these markets. This has been further magnified through the impact of the recent global economic downturn as chemical companies have focused more on price to retain business and market share. In addition, we face competition from a number of products that are potential substitutes for our products, such as formaldehyde resins. Growth in substitute products could adversely affect our market share, net sales and profit margins.

Additional trends include current and anticipated consolidation among our competitors and customers which may cause us to lose market share as well as put downward pressure on pricing. There is also a trend in the chemical industry toward relocating manufacturing facilities to lower-cost regions, such as Asia, which may permit some of our competitors to lower their costs and improve their competitive position. Furthermore, there has been an increase in new competitors based in these regions.

Some of our competitors are larger, have greater financial resources and have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within our industry and in the economy as a whole. If we do not compete successfully, our operating margins, financial condition, cash flows and profitability could be adversely affected. Furthermore, if we do not have adequate capital to invest in technology, including expenditures for research and development, our technology could be rendered uneconomical or obsolete thus affecting our ability to remain competitive.

An inadequate supply of raw materials or fluctuations in raw material costs could have an adverse impact on our business.

Raw material costs make up approximately 70% of our cost of sales. During the past three years, the prices of our raw materials have been volatile. For example, the average prices of phenol, methanol and urea decreased by approximately 20%, 53% and 46%, respectively, in 2009 compared to 2008, and increased by approximately 2%, 14% and 53%, respectively, in 2008 compared to 2007.

Although many of our contracts include competitive price clauses that allow us to buy outside the contract if market pricing falls below contract pricing, and many other contracts have minimum-maximum monthly volume commitments that allow us to take advantage of spot pricing, we may not be able to purchase raw materials at market prices. In addition, some of our customer contracts include selling price provisions that are indexed to publicly available indices for these materials; however, we may not be able to pass on raw material price increases to our customers immediately, if at all. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact that can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices. However, raw material prices began to increase in the second half of 2009 and may continue this trend in 2010. Future raw material prices may be impacted by new laws or regulations, suppliers’ allocations to other purchasers, changes in our supplier manufacturing processes as some of our products are byproducts of these processes, interruptions in production by suppliers, natural disasters, volatility in the price of crude oil and related petrochemical products and changes in exchange rates. If the cost of raw materials increases significantly and we are unable to offset the increased costs with higher selling prices, our profitability will decline. However, increases in prices for our products could hurt our ability to remain both competitive and profitable in the markets in which we compete.

Our manufacturing operations require adequate supplies of raw materials on a timely basis. We rely on long-term agreements with key suppliers for most of our raw materials. The loss of a key source or a delay in shipments could have an adverse effect on our business. Raw material availability may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers and natural disasters. Should any of our suppliers fail to deliver raw materials to us or should any key long-term supply contracts be cancelled, we may be forced to purchase raw materials in the open market. As a result, we may not be able to purchase these materials which could adversely affect our volumes, or may not be able to purchase them at prices that would allow us to remain competitive. During the past several years, certain of our suppliers have experienced force majeure events rendering them unable to deliver all, or a portion of, the contracted-for raw materials. On these occasions, we were forced to purchase replacement raw materials in the open market at significantly higher costs, place our customers on an allocation of our products or invoke force majeure in our contracts with our customers.

Our largest supplier provides 9% of our raw material purchases, and we could incur significant time and expense if we had to replace this supplier. In addition, several of our feedstocks at various facilities are transported through a pipeline from one supplier. If we were unable to receive these feedstocks through these pipeline arrangements, we may not be able to obtain them from other suppliers at competitive prices or in a timely manner.

Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability. In addition, our production facilities are subject to significant operating hazards which could cause personal injury and loss of life, severe damage to, or destruction of, property and equipment, and environmental contamination.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive environmental laws and regulations at the national, state, local and international level. These environmental laws and regulations include some that govern the discharge of pollutants into the air and water, the management and disposal of hazardous materials and wastes, the cleanup of contaminated sites, and occupational health and safety. We have incurred, and will continue to incur, significant costs and capital expenditures to comply with these laws and regulations. In 2009, we incurred related capital expenditures of $24 million to comply with environmental laws and regulations, and other environmental improvements. Violations of environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subjected to substantial fines, penalties, criminal proceedings, third party property damage or personal injury claims or other costs. In addition, future developments or increasingly stringent regulations could require us to make additional unforeseen environmental expenditures.

Even if we fully comply with environmental laws, we are subject to liability associated with hazardous substances in soil, groundwater and elsewhere at a number of sites. These include sites that we formerly owned or operated and sites where hazardous wastes and other substances from our current and former facilities and operations have been treated, stored or disposed of, as well as sites that we currently own or operate. Depending upon the circumstances, our liability may be joint and several, meaning that we may be held responsible for more than our proportionate share, or even all, of the liability involved. Environmental conditions at these sites can lead to claims against us for personal injury or wrongful death, property damages and natural resource damage, as well as to claims and obligations for the investigation and cleanup of environmental conditions. The extent of any of these liabilities is difficult to predict, but in the aggregate such liabilities could be material.

Our production facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products, including pipeline leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failure and environmental hazards, such as spills, discharges or releases of toxic or hazardous substances and gases, storage tank leaks and remediation complications. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental contamination and other environmental damage, and could have a material adverse effect on our financial condition. We may incur losses beyond the limits or coverage of our insurance policies for liabilities that are associated with environmental cleanup that may arise from these hazards. In addition, various kinds of insurance for companies in the chemical industry have not been available on commercially acceptable terms, or, in some cases, have been unavailable altogether. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

We have been notified that we are or may be responsible for environmental remediation at a number of sites in the United States, Europe and South America. We are also performing a number of voluntary cleanups. The most significant site, making up approximately half of our remediation accrual, is a site formerly owned by us in Geismar, Louisiana. As the result of former, current or future operations, there may be additional environmental remediation or restoration liabilities or claims of personal injury by employees or members of the public due to exposure or alleged exposure to hazardous materials in connection with our operations, properties or products. Sites sold by us in past years may have significant site closure or remediation costs and our share, if any, may be unknown to us at this time. These environmental liabilities or obligations, or any that may arise or become known to us in the future, could have a material adverse effect on our financial condition, cash flows and profitability.

Because we manufacture and use materials that are known to be hazardous, we are subject to comprehensive product and manufacturing regulations, for which compliance can be costly and time consuming. In addition, we may be subject to personal injury or product liability claims as a result of human exposure to such hazardous materials.

We produce hazardous chemicals that require care in handling and use that are subject to regulation by many U.S. and non-U.S. national, supra-national, state and local governmental authorities. In some circumstances, these authorities must approve our products and manufacturing processes and facilities before we may sell some of these chemicals. To obtain regulatory approval of certain new products, we must, among other things, demonstrate to the relevant authority that the product is safe for its intended uses and that we are capable of manufacturing the product in compliance with current regulations. The process of seeking approvals can be costly, time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. New laws and regulations may be introduced in the future that could result in additional compliance costs, bans on product sales or use, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution or sale of our products and could increase our customers’ efforts to find less hazardous substitutes for our products. We are subject to ongoing reviews of our products and manufacturing processes.

Formaldehyde is extensively regulated, and various public health agencies continue to evaluate it. In 2004, the International Agency for Research on Cancer (“IARC”) reclassified formaldehyde as “carcinogenic to humans,” a higher classification than previous IARC evaluations. In 2009, the IARC determined that there is sufficient evidence in human beings of a causal association of formaldehyde with leukemia. Soon thereafter, an Expert Panel of the National Toxicology Program (“NTP”) recommended that formaldehyde should be listed as “known to be a human carcinogen” in the 12th Report on Carcinogens (“RoC”) based on their finding of sufficient evidence in human epidemiology studies. The Environmental Protection Agency (“EPA”) has initiated a regulatory investigation into potential risks associated with formaldehyde emissions from composite wood products. The EPA, under its Integrated Risk Information System (“IRIS”), has also recently released for public comment an external draft of its toxicological review of methanol (one of our major raw materials used in connection with production of formaldehyde and other products we manufacture) finding that methanol fulfills the criteria to be described as “likely to be a human carcinogen.” It is possible that further governmental reviews may result in substantial additional costs to meet any new regulatory requirements and could reduce demand for these chemicals and products that contain them which could have a material adverse effect on our operations and profitability. The aforementioned subject matter could become the basis of product liability litigation.

Plaintiffs’ attorneys are also focusing on alleged harm caused by other products we have made or used, including silica-containing resin coated sands and discontinued products, some of which may have contained some asbestos fines. While we cannot predict the outcome of pending suits and claims, we believe that we maintain adequate reserves, in accordance with our policy, to address currently pending litigation and are adequately insured to cover currently pending and foreseeable future claims. However, an unfavorable outcome in these litigation matters may cause our profitability, business, financial condition and reputation to decline.

BPA, which is used as an intermediate at our Deer Park, Texas and Pernis, Netherlands manufacturing facilities, and is also sold directly to third parties, is currently under evaluation as an “endocrine disrupter.” Endocrine disrupters are chemicals that have been alleged to interact with the endocrine systems of human beings and wildlife and disrupt their normal processes. BPA continues to be subject to regulatory and legislative review and negative publicity. We do not believe it is possible to predict the outcome of regulatory and legislative initiatives. In the event that BPA is further regulated or banned for use in certain products, substantial additional operating costs would be likely in order to meet more stringent regulation of this chemical and could reduce demand for the chemical and have a material adverse effect on our operations and profitability.

We manufacture resin-coated sand. Because sand consists primarily of crystalline silica, potential exposure to silica particulate exists. Overexposure to crystalline silica is a recognized health hazard. The Occupational

Safety and Health Administration (“OSHA”), continues to maintain on its regulatory calendar the possibility of promulgating a comprehensive occupational health standard for crystalline silica within the next few years. We may incur substantial additional costs to comply with any new OSHA regulations.

Regulatory Programs

The Company also faces an increasing likelihood that its manufacturing sites worldwide will be subject to new or expanded greenhouse gas (“GHG”) regulatory programs being implemented at the foreign, supranational, federal, state and local levels. These regulatory programs could include taxation of GHG emissions and/or GHG emission limitations. Potential impacts of increased regulation of GHG emissions could include increased energy costs and increased compliance costs. Currently it is not possible to estimate the financial impact of future GHG regulatory programs on any of our sites.

In 2006, the European Commission enacted a new regulatory system, known as Registration, Evaluation, Authorization and Restriction of Chemical Substances, or REACH, which requires manufacturers, importers and consumers of certain chemicals to register these chemicals and evaluate their potential impacts on human health and the environment. As REACH matures, significant market restrictions could be imposed on the current and future uses of chemical products that we use as raw materials or sell as finished products in the European Union. Although we cannot accurately predict future compliance costs, they could be significant. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, which could have an adverse effect on our financial condition, cash flows and profitability. Other countries in which we operate may adopt similar regulations which could require us to incur additional operating costs to comply with these regulations.

We are subject to claims from our customers and their employees, environmental action groups and neighbors living near our production facilities.

We produce hazardous chemicals that require appropriate procedures and care to be used in handling or in using them to manufacture other products. As a result of the hazardous nature of some of the products we use and produce, we may face claims relating to incidents that involve our customers’ improper handling, storage and use of our products. We have historically faced a number of lawsuits, including class action lawsuits, that claim liability for death, injury or property damage caused by products that we manufacture or that contain our components. These lawsuits, and any future lawsuits, could result in substantial damage awards against us, which in turn could encourage additional lawsuits and could cause us to incur significant legal fees to defend such lawsuits, either of which could have a material adverse effect on our financial condition and profitability. In addition, the activities of environmental action groups could result in litigation or damage to our reputation.

Natural or other disasters could disrupt our business and result in loss of revenue or higher expenses.

Any serious disruption at any of our facilities due to hurricane, fire, earthquake, flood, terrorist attack or any other natural or man-made disaster could impair our ability to use our facilities and have a material adverse impact on our revenues and increase our costs and expenses. For example, we have manufacturing facilities in the U.S. Gulf Coast region that were impacted by Hurricanes Katrina and Rita in 2005 and Hurricanes Gustav and Ike in 2008. If there is a natural disaster or other serious disruption at any of our facilities, it could impair our ability to adequately supply our customers and negatively impact our operating results. In addition, many of our current and potential customers are concentrated in specific geographic areas. A disaster in one of these regions could have a material adverse impact on our operations, operating results and financial condition. Our business interruption insurance may not be sufficient to cover all of our losses from a disaster, in which case our unreimbursed losses could be substantial.

Future increases in energy costs may increase our operating expenses and reduce net income, which could have a negative impact on our financial condition.

Natural gas is essential in our manufacturing processes, and its cost can vary widely and unpredictably. Energy costs have fluctuated significantly over the past several years due to the volatility in the cost of oil and natural gas. If we cannot pass increased energy costs through to our customers, our profitability may decline. In addition, rising energy costs could also negatively impact our customers and the demand for our products. These risks will be exacerbated if our customers or production facilities are in locations experiencing severe energy shortages.

Our results of operations may be adversely affected by fluctuations in currency exchange rates and international business risks.

We conduct our business and incur costs in the local currency of most of the countries in which we operate. In 2009, our sales outside the United States represented approximately 59% of our total sales. Our results of operations are reported in the relevant local currency and then translated to U.S. dollars at the applicable currency exchange rate for our financial statements. Changes in exchange rates between those foreign currencies and the U.S. dollar will affect our sales and earnings and may result in exchange translation losses. During times of a strengthening U.S. dollar, our reported international sales and earnings may be reduced because the local currency may translate into fewer U.S. dollars. In addition to currency translation risks, we have currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sale transaction using a different currency from the currency in which it receives revenues. Any hedging transactions we enter into to mitigate the impact of specific exchange rate fluctuations may not be effective or could result in foreign exchange hedging losses. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. Given the volatility of exchange rates, we may not be able to effectively manage our foreign currency transaction and/or translation risks, and any volatility in currency exchange rates may have an adverse effect on our financial condition, cash flows and profitability.

We operate our business in countries that historically have been and may continue to be susceptible to recessions or currency devaluation, including Brazil, Malaysia and Argentina. In addition, as we expand our business in emerging markets, particularly in China and Russia, the uncertain regulatory environment in these countries could have a negative impact on our operations there.

Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labor strikes, social and political risks, general economic risks and required compliance with a variety of U.S. and foreign laws, including import/export control laws and tax laws. Furthermore, in foreign jurisdictions where the “rule of law” and legal processes may vary widely, we may experience difficulty in enforcing agreements. In jurisdictions where bankruptcy laws and practices may vary, we may experience difficulty collecting foreign receivables through foreign legal systems. The occurrence of these risks could disrupt the businesses of our international subsidiaries.

We rely on patents and confidentiality agreements to protect our intellectual property. Our inability to protect these intellectual property rights could adversely affect our future performance and growth.

Protection of our proprietary processes, methods and compounds and other technology is important to our business. Our inability to protect our existing intellectual property rights may result in the loss of valuable technologies or having to pay other companies for infringing on their intellectual property rights. We rely on patent, trade secret, trademark and copyright law as well as judicial enforcement to protect these technologies. The majority of our patents relate to developing new products and processes for manufacturing, and they expire at various times between 2010 and 2027. Some of our technologies are not covered by any patent or patent application. In addition, our patents could be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, pending patent applications may not result in an issued patent, or if patents are issued to us, these patents may not provide meaningful protection against competitors or against competitive technologies.

Our production processes and products are specialized. However, we could face patent infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technology. If we were subject to an infringement suit, we may be required to change our processes or products, or stop using certain technologies or producing the infringing product entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could cause our customers to seek other products that are not subject to infringement suits. Any infringement suit could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark or copyright protection. We also rely on unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements are limited in duration and could be breached, and may not provide meaningful protection of our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available if there is an unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge about our trade secrets through independent development or by legal means. The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have an adverse effect on our business by jeopardizing critical intellectual property.

Our pension expenses and funding requirements are affected by factors outside our control, including the performance of plan assets, interest rates, actuarial data and experience and changes in laws and regulations.

Our future funding obligations for our employee benefit plans depend upon the levels of benefits provided for by the plans, the future performance of assets set aside for these plans, the rates of interest used to determine funding levels, actuarial data and experience and any changes in government laws and regulations. In addition, our employee benefit plans hold a significant amount of equity securities. If the market values of these securities decline further, our pension expense and funding requirements would increase and, as a result, could materially affect our business.

Our funded and unfunded employee benefit plans are under-funded on a GAAP basis as of December 31, 2009 by $205 million. Any decrease in interest rates and asset returns, if and to the extent not offset by contributions, could increase our obligations under such plans. We are legally required to make contributions to the pension plans in the future, and those contributions could be material. The need to make these cash contributions will reduce the amount of cash that would be available to meet other obligations or the needs of our business.

Our majority shareholder’s interests may conflict with or differ from our interests.

Apollo beneficially owns substantially all of our common stock. In addition, representatives of Apollo comprise a majority of our directors. As a result, Apollo has the ability to substantially influence all matters that require shareholder approval, including the election of our directors and the approval of significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. The interests of Apollo and its affiliates could conflict with or differ from our interests. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us. Apollo may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” that involve risks and uncertainties. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical. When used in this prospectus, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “foresees,” “likely,” “may,” “should,” “goal,” “target” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon information available to us on the date of this prospectus.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this prospectus in the sections captioned “Prospectus Summary,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Such factors may include:

•	general economic and business conditions including the current global economic and financial market conditions;

•	industry trends;

•	the highly cyclical nature of the end-use markets in which we participate;

•	raw material costs and availability;

•	restrictions contained in our debt agreements;

•	our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt and the incurrence of substantial indebtedness in the future;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	increased competition in the markets in which we operate and competition from substitute products;

•	changes in demand for our products;

•	the loss of any of our major customers;

•	changes in, or the failure or inability to comply with, government regulations, agricultural policy and environmental, health and safety requirements;

•	changes in pension fund investment performance, required pension contributions or assumptions relating to pension costs or expected return on plan assets;

•	changes in business strategy;

•	our ability to achieve all expected cost savings from our productivity initiatives;

•	the loss of any of our major suppliers or the bankruptcy or financial distress of our customers;

•	the ability to attain and maintain any price increases for our products;

•	foreign currency fluctuations and devaluations and political instability in our foreign markets;

•	the loss of our intellectual property rights;

•	availability, terms and deployment of capital;

•	the outcome of litigation described in Note 12 to the financial statements of Hexion Specialty Chemicals, Inc. included elsewhere in this prospectus; and

•	other factors set forth under “Risk Factors.”

There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by law.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry data that we obtained from periodic industry publications and internal company surveys. This prospectus includes market share and industry data that we prepared primarily based on management’s knowledge of the industry and industry data. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to our market share and market position relative to our competitors are approximated and based on management estimates using the above-mentioned latest-available third-party data and our internal analysis and estimates. We determined our market share and market positions utilizing periodic industry publications. If we were unable to obtain relevant periodic industry publications, we based our estimates on our knowledge of the size of our markets, our sales in each of these markets and publicly available information regarding our competitors, as well as internal estimates of competitors’ sales based on discussion with our sales force and other industry participants.

Although we believe that the third-party sources are reliable, neither we nor the initial purchasers have independently verified market industry data provided by third parties or by industry or general publications. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors.”

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the old notes, in which we agreed to file a registration statement relating to an offer to exchange the old notes for exchange notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our commercially reasonable efforts to file the registration statement with the SEC and to cause it to become effective under the Securities Act. The exchange notes will have terms substantially identical to the old notes except that the exchange notes will not contain terms with respect to transfer restrictions and registration rights and additional interest payable for the failure to consummate the exchange offer by the dates set forth in the registration rights agreement. Old notes in an aggregate principal amount of $1,000,000,000 were issued on January 29, 2010.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes and to keep the shelf registration statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	the exchange offer is not permitted by applicable law or SEC policy;

•

prior to the consummation of the exchange offer, existing SEC interpretations are changed such that the debt securities received by the holders of the old notes in the exchange offer would not be transferable without restriction under the Securities Act;

•

if any initial purchaser so requests on or prior to the 60th day after consummation of the registered exchange offer with respect to the old notes not eligible to be exchanged for the exchange notes and held by it following the consummation of the exchange offer; or

•

if any holder that participates in the exchange offer does not receive freely transferable exchange notes in exchange for tendered old notes and so requests on or prior to the 60th day after the consummation of the registered exchange offer.

Each holder of old notes that wishes to exchange such old notes for transferable exchange notes in the exchange offer will be required to make the following representations:

•	any exchange notes to be received by it will be acquired in the ordinary course of its business;

•

it has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution (within the meaning of Securities Act) of the exchange notes in violation of the Securities Act;

•

it is not our “affiliate,” as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act; and

•

if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes and if such holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and such holder will acknowledge that it (i) has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute such exchange notes and (ii) will deliver a prospectus in connection with any resale of such exchange notes.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it (i) has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the exchange notes and (ii) will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of exchange notes. We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resale of the exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of old notes surrendered under the exchange offer. Old notes may be tendered only in denominations of $2,000 and in integral multiples of $1,000.

The form and terms of the exchange notes will be substantially identical to the form and terms of the old notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to become effective, a registration statement. The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding old notes. Consequently, both the exchange notes and the old notes will be treated as a single class of debt securities under the indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, $1,000,000,000 in an aggregate principal amount of the old notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the old notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders. Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to the Exchange Offer.”

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time on June 7, 2010, unless we extend it in our sole discretion.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any old notes in connection with the extension of the exchange offer;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•

subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement thereof to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of old notes of such amendment, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change. If we terminate this exchange offer as provided in this prospectus before accepting any old notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all events comply with our obligation to make prompt payment for all old notes properly tendered and accepted for exchange in the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any old notes, and we may terminate the exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•

the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act, and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made:

•	the representations described under “—Purpose and Effect of the Exchange Offer”, “—Procedures for Tendering” and “Plan of Distribution”, and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving written notice of such extension to the registered holders of the old notes. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times except that all conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. If we fail at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. Any waiver by us will be made by written notice or public announcement to the registered holders of the notes.

In addition, we will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any such old notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Procedures for Tendering

Only a holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal; or

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or old notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners’ behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the old notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of such book-entry confirmation;

•

such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	the agreement may be enforced against such participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date or termination of the exchange offer, as applicable.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of old notes will represent that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•

if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities, that it (i) has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute such exchange notes and (ii) will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

•

the holder is not our “affiliate”, as defined in Rule 405 of the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it (i) has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute such exchange notes and (ii) will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent’s account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of such old notes and the principal amount of old notes tendered;

•	stating that the tender is being made thereby; and

•

guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•

the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes; and

•	where certificates for old notes have been transmitted, specify the name in which such old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such old notes will be credited to an account maintained with DTC for old notes) promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time prior to the expiration date.

Exchange agent

Wilmington Trust FSB has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

For Delivery by Hand, Overnight Delivery,	By Facsimile Transmission
Registered or Certified Mail:	(for eligible institutions only):
Wilmington Trust FSB c/o Wilmington Trust Company Corporate Capital Markets Rodney Square North 1100 North Market Street Wilmington, Delaware 19890-1626 Attention: Sam Hamed	(302) 636-4139 Attention: Sam Hamed To Confirm by Telephone or for Information Call: (302) 636-6181

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail, however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with the exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their old notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes under the exchange offer, including as a result of failing to timely deliver old notes to the exchange agent, together with all required documentation, including a properly completed and signed letter of transmittal, will remain subject to the restrictions on transfer of such old notes:

•

as set forth in the legend printed on the old notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the old notes.

In addition, you will no longer have any registration rights or be entitled to additional interest with respect to the old notes.

In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange old notes in like principal amount, which will be cancelled and as such will not result in any increase in our indebtedness.

The net proceeds of the offering of the old notes were $993 million after deducting original issue discount but before the initial purchasers’ discount and estimated fees and expenses. We used the net proceeds from the offering of the old notes to repay $800 million of our U.S. term loans under our senior secured credit facilities, pay certain related transaction costs and expenses of $31 million, and provide incremental liquidity of $162 million.

CAPITALIZATION

The following table sets forth as of December 31, 2009:

(1)	Hexion’s cash and cash equivalents and capitalization on an actual basis; and

(2)	Hexion’s cash and cash equivalents and capitalization on an as adjusted basis to give effect to the Offering Transactions.

	As of December 31, 2009
	Actual	Adjustments		As Adjusted
	(in millions) (unaudited)
Cash and equivalents	$142	$162		$304

Debt:
Revolving facility	36	—		36
Senior secured credit facilities	2,234	(800)		1,434
8.875% senior secured notes (net of original issue discount of $7)	—	993		993
Second-priority senior secured notes	653	—		653
Senior unsecured debentures	325	—		325
Other debt and capital leases	158	—		158
Affiliated term debt	104	—		104

Total debt	$3,510	$193		$3,703

Deficit:
Common stock, par value $0.01 per share: 300,000,000 shares authorized, 82,556,847 shares issued and outstanding	1	—		1
Paid-in capital	507	—		507
Note receivable due from parent	(24)	—		(24)
Treasury stock	(296)	—		(296)
Accumulated other comprehensive income	99	—		99
Accumulated deficit	(2,350)	(8	)(a)	(2,358)
Noncontrolling interest	14	—		14

Total deficit	(2,049)	(8)		(2,057)

Total capitalization	$1,461	185		$1,646

(a)	Reflects the write-off of deferred debt issuance costs of $8 million related to the existing debt repaid from the proceeds of the Offering Transactions.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

We derived the unaudited pro forma financial data set forth below by the application of the pro forma adjustments to the historical audited consolidated financial statements of Hexion, appearing elsewhere in this prospectus.

The unaudited pro forma balance sheet as of December 31, 2009 gives pro forma effect to the Offering Transactions and Revolver Extensions as if they had occurred on December 31, 2009.

The unaudited pro forma statement of operations for the year ended December 31, 2009, gives pro forma effect to the Offering Transactions, Revolver Extensions and Debt Repurchases, as if they occurred on January 1, 2009.

The unaudited pro forma financial information is presented for informational purposes only, and does not purport to represent what our results of operations would actually have been if the transactions had occurred on the dates indicated, nor does it purport to project our results of operations or financial condition that we may achieve in the future.

You should read our unaudited pro forma financial information and the accompanying notes in conjunction with all of the historical financial statements and related notes included in this prospectus and other financial information appearing elsewhere in this prospectus, including information contained in “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

HEXION SPECIALTY CHEMICALS

Unaudited Pro Forma Balance Sheet

As of December 31, 2009

(dollars in millions)

	Actual	Adjustments		Pro Forma
ASSETS
Current assets:
Cash and equivalents	$142	$162	(a)	$304
Short term investments	10	—		10
Accounts receivable	478	—		478
Inventories	379	—		379
Other current assets	84	—		84

Total current assets	1,093	162		1,255

Property and equipment	1,440	—		1,440
Goodwill	177	—		177
Other intangible assets	159	—		159
Other assets	104	23	(b)	127

Total assets	$2,973	$185		$3,158

LIABILITIES AND DEFICIT
Current liabilities:
Accounts and drafts payable	$481	$—		$481
Debt payable within one year	78	—		78
Affiliated loans payable	4	—		4
Interest payable	36	—		36
Income taxes payable	42	—		42
Accrued payroll and incentive compensation	50	—		50
Other current liabilities	197	—		197

Total current liabilities	888	—		888

Long-term liabilities:
Long-term debt	3,328	193	(c)	3,521
Affiliated long-term debt	100	—		100
Long-term pension and post-employment obligations	233	—		233
Deferred income taxes	120	—		120
Advance from affiliate	225	—		225
Other long-term liabilities	128	—		128

Total liabilities	5,022	193		5,215

(Deficit) equity:
Common stock and paid in capital	508	—		508
Treasury stock	(296)	—		(296)
Note receivable from parent	(24)	—		(24)
Accumulated other comprehensive income	99	—		99
Accumulated deficit	(2,350)	(8	)(d)	(2,358)

Total Hexion Specialty Chemicals, Inc. shareholder’s deficit	(2,063)	(8)		(2,071)

Noncontrolling interest	14	—		14

Total deficit	(2,049)	(8)		(2,057)

Total liabilities and deficit	$2,973	$185		$3,158

See Notes to Unaudited Pro Forma Balance Sheet

Notes to Unaudited Pro Forma Balance Sheet

(dollars in millions)

(a)	Reflects the net increase in available cash as a result of the Offering Transactions:

Proceeds from the Offering Transactions ($1,000 less original issue discount of $7)	$993
Repayment of U.S term loans under the senior secured credit facilities	(800)
Financing fees related to the Offering Transactions	(31)

Net adjustment	$162

(b)	Reflects the following adjustments:

Financing fees related to the Offering Transactions (1)	$31
Write-off of unamortized deferred debt issuance cost of debt repaid	(8)

Net adjustment	$23

(1)	Will be amortized over the life of the debt

(c)	Reflects the incurrence of new debt and the settlement of existing debt as part of the Offering Transactions:

Long-term debt
Newly issued debt:
8.875% senior secured notes due 2018 ($1,000 less original issue discount of $7)	$993
Repayment and extension of debt:
Floating rate term loans due 2013	(1,759)
Floating rate term loans due 2015	959

Net adjustment	$193

(d)	Reflects the write-off of unamortized deferred debt issuance cost of debt repaid.

HEXION SPECIALTY CHEMICALS

Unaudited Pro Forma Statement of Operations

For the year ended December 31, 2009

(dollars in millions)

	Actual	Adjustments		Pro Forma
Net sales	$4,030	$—		$4,030
Cost of sales	3,511	—		3,511

Gross profit	519	—		519
Selling, general & administrative expense	345	—		345
Terminated merger and settlement income, net	(40)	—		(40)
Asset impairments	50	—		50
Business realignment costs	56	—		56
Other operating expense, net	14	—		14

Operating income	94	—		94
Interest expense, net	223	73	(a)	296
Gain on extinguishment of debt	(224)	224	(b)	—

Income (loss) before income tax and earnings from unconsolidated entities	95	(297)		(202)
Income tax expense (benefit)	2	(3	)(c)	(1)

Income (loss) before earnings from unconsolidated entities	93	(294)		(201)
Earnings from unconsolidated entities, net of taxes	2	—		2

Net income (loss)	95	(294)		(199)
Net income attributable to noncontrolling interest	(3)	—		(3)

Net income (loss) attributable to Hexion Specialty Chemicals, Inc.	92	(294)		(202)

See Notes to Unaudited Pro Forma Statement of Operations

Notes to Unaudited Pro Forma Statement of Operations

(dollars in millions)

(a)	Represents the increase in net interest expense related to the incurrence of new debt, the extension of maturities of term loans under our senior secured credit facilities and the settlement of existing debt as part of the Offering Transactions:

Newly issued debt:
8.875% senior secured notes due 2018	$89
Existing debt:
Senior secured credit facilities	57
Second-priority senior secured notes	58
Senior unsecured debentures	27
Other debt and capital leases	7
Affiliated term debt	2
Revolver commitment fee	4
Interest rate swaps	39
Amortization of deferred debt issuance costs	13
Total	296

Historic interest expense	(223)

Net adjustment	$73

The pro forma adjustments were calculated using a US LIBOR rate of 0.28% and a Euribor rate of 0.64% per annum as of March 22, 2010. Each one-eighth point change in the assumed interest rates would result in a $2 change in annual interest expense.

(b)	Reflects the adjustment to eliminate non-recurring gains directly attributable to the Debt Repurchases.

(c)	The appropriate statutory tax rates of the respective tax jurisdictions to which adjustments relate have been applied.

SELECTED HISTORICAL FINANCIAL AND OTHER INFORMATION

The following table presents selected historical financial and other data for Hexion. The selected historical financial and other data for Hexion as of December 31, 2009, 2008 and 2007 have been derived from the audited consolidated financial statements of Hexion, included elsewhere in this prospectus. For the years ended December 31, 2006 and 2005, Minority interest in net income of consolidated subsidiaries has been classified as Net income attributable to noncontrolling interest. In addition, for the years ended December 31, 2006 and 2005, Net (loss) income has been modified to include Net income attributable to noncontrolling interest.

Our financial data for the year ended December 31, 2005 includes:

•	The results of operations of Bakelite Aktiengesellschaft (“Bakelite”) since the completion of its acquisition by Borden Chemical, Inc. on April 29, 2005 (the “Bakelite Transaction”).

Our financial data for the year ended December 31, 2006 includes:

•

The results of operations of the decorative coatings and adhesives business unit of The Rhodia Group and the global ink and adhesive resins business of Akzo Nobel since January 31, 2006 and June 1, 2006, the respective acquisition dates.

In addition, Taro Plast (which we acquired as part of the Bakelite Transaction) is reported as a discontinued operation in our financial statements for the years ended December 31, 2005 and 2006.

Our financial data for the year ended December 31, 2007 includes:

•	The results of operations for the Orica A&R Acquisition and Arkema Acquisition (each as defined below in “Business”) since February 1, 2007 and November 1, 2007, their respective acquisition dates.

You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and all the financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,
	2009	2008	2007 (1)	2006 (2)(8)	2005 (3)(8)
	(dollars in millions, except per share data)
Statements of Operations:
Net sales	$4,030	$6,093	$5,810	$5,205	$4,442
Cost of sales	3,511	5,467	5,019	4,485	3,781

Gross profit	519	626	791	720	661
Selling, general and administrative expense	345	393	390	384	391
Terminated merger and settlement (income) expense, net	(40)	1,027	—	—	—
Integration and transaction costs	—	27	39	77	57
Asset impairments	50	21	32	12	8
Business realignment costs	56	41	21	—	9
Other operating expense (income), net (4)	14	10	7	(39)	(12)

Operating income (loss)	94	(893)	302	286	208
Interest expense, net	223	304	310	242	203
(Gain) loss on extinguishment of debt	(224)	—	—	121	17
Other non-operating expense, net	—	7	15	3	16

Income (loss) before income tax and earnings from unconsolidated entities	95	(1,204)	(23)	(80)	(28)
Income tax expense (benefit)	2	(17)	44	14	48

Income (loss) before earnings from unconsolidated entities	93	(1,187)	(67)	(94)	(76)
Earnings from unconsolidated entities, net of taxes	2	2	4	3	2

Net income (loss)	95	(1,185)	(63)	(91)	(74)
Net income attributable to noncontrolling interest	(3)	(5)	(2)	(4)	(3)

Income (loss) from continuing operations	92	(1,190)	(65)	(95)	(77)
Loss from discontinued operations (5)	—	—	—	(14)	(10)

Net income (loss) attributable to Hexion Specialty Chemicals, Inc.	92	(1,190)	(65)	(109)	(87)
Accretion of redeemable preferred stock	—	—	—	33	30

Net income (loss) available to common shareholders	$92	$(1,190)	$(65)	$(142)	$(117)

Dividends declared per common share	$—	$—	$0.01	$6.12	$6.66

Cash Flows provided by (used in):
Operating activities	$355	$(632)	$174	$21	$171
Investing activities	(132)	(134)	(335)	(277)	(354)
Financing activities	(222)	706	288	128	219

Balance Sheet Data (at end of period):
Cash and cash equivalents	$142	$127	$199	$64	$183
Short-term investments	10	7	—	—	—
Working capital (6)	205	390	508	367	467
Total assets	2,973	3,180	4,006	3,508	3,209
Total long-term debt	3,428	3,746	3,635	3,326	2,303
Total net debt (7)	3,358	3,725	3,521	3,328	2,158
Total liabilities	5,022	5,359	5,380	4,909	3,758
Redeemable preferred stock	—	—	—	—	364
Total deficit	(2,049)	(2,179)	(1,374)	(1,401)	(913)

(1)	Includes data for the Orica A&R Acquisition and Arkema Acquisition since February 1, 2007 and November 1, 2007, their respective dates of acquisition.

(2)	Includes data for the decorative coatings and adhesives business unit of The Rhodia Group and the global ink and adhesive resins business of Akzo Nobel from January 31, 2006 and June 1, 2006, their respective dates of acquisition.
(3)	Includes data for Bakelite from its date of acquisition, April 29, 2005.
(4)	Other operating income for the year ended December 31, 2006 includes net gains of $39 recognized on the divestiture of our branded consumer adhesives company based in Boituva, Brazil.
(5)	Loss from discontinued operations for the years ended December 31, 2006 and December 31, 2005 reflect the losses on our Italian-based engineering thermoplastics business, Taro Plast, S.p.a. Loss from discontinued operations for the year ended December 31, 2005 also reflects litigation settlements related to previously divested businesses.
(6)	Working capital is defined as current assets less current liabilities.
(7)	Net debt is defined as long-term debt plus short-term debt less cash and cash equivalents and short-term investments.
(8)	The Statement of Operations and Balance Sheet Data have been recasted for the adoption of new accounting guidance on the presentation of Noncontrolling interests. For additional information, see Note 2 to the financial statements of Hexion Speciality Chemicals, Inc. included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The purpose of the following discussion is to provide relevant information to investors who use our financial statements so they can assess our financial condition and results of operations by evaluating the amounts and certainty of cash flows from our operations and from outside sources. The three principal objectives of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) are: to provide a narrative explanation of financial statements that enables investors to see our Company through the eyes of management; to enhance overall financial disclosure and provide the context within which financial information should be analyzed; and to provide information about the quality and potential variability of earnings and cash flows so that investors can judge the likelihood that past performance is indicative of future performance.

MD&A is presented in six sections: Overview and Outlook, Results of Operations, Liquidity and Capital Resources, Critical Accounting Policies and Estimates, Recently Issued Accounting Standards and Qualitative and Quantitative Disclosures About Market Risk. MD&A should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. Unless otherwise indicated by the context, U.S. dollar amounts in this MD&A are in millions.

Overview and Outlook

We are a large participant in the specialty chemicals industry, and a leading producer of adhesive and structural resins and coatings. Thermosets are a critical ingredient for virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. We provide a broad array of thermosets and associated technologies and have leading market positions in all of the key markets that we serve.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as composites, UV cured coatings and electrical composites. Major industry sectors that we serve include industrial/marine, construction, consumer/durable goods, automotive, wind energy, aviation, electronics, architectural, civil engineering, repair/remodeling, graphic arts and oil and gas field support. Key drivers for our business include general economic and industrial conditions, including housing starts, auto build rates and active gas drilling rigs. As is true for many industries, our financial results are impacted by the effect on our customers of economic upturns or downturns, as well as by the impact on our own costs to produce, sell and deliver our products. Our customers use most of our products in their production processes. As a result, factors that impact their industries have significantly affected our results.

Through our worldwide network of strategically located production facilities we serve more than 7,600 customers in over 100 countries. Our global customers include leading companies in their respective industries, such as 3M, Ashland Chemical, BASF, Bayer, DuPont, GE, Halliburton, Honeywell, Huntsman, Louisiana Pacific, Owens Corning, PPG Industries, Sumitomo, Sun Chemicals, Valspar and Weyerhaeuser.

We believe that we have opportunities for growth through the following strategies:

•

Utilize Our Integrated Platform Across Product Offerings. We have an opportunity to provide our customers with a broad range of resins products on a global basis as one of the world’s largest producers of thermosetting resins. We continue to refine our market strategy of serving as a global, comprehensive solutions provider to our customers rather than simply offering a particular product, selling in a single geography or competing on price. We also continue to review additional opportunities to transition our existing manufacturing capacity toward producing more specialty-oriented products, which deliver higher value to our customers and may generate additional sales and/or earnings compared to commodity-like resins.

•

Develop and Market New Products. We will continue to expand our product offerings through internal innovation, joint research and development initiatives with our customers and research partnership formations.

•

Expand Our Global Reach In Faster Growing Regions. We have opportunities to grow our business in the Asian-Pacific, Eastern European and Latin American markets, where the use of our products is increasing, while continuing to review opportunities in other global markets.

•

Pursue Further Development of “Green Products”. We will continue to develop products such as our EcoBind™ Resin Technology, Albecor-Bio™ Powder Coating Resins and Epi-Rez™ Epoxy Waterborne Resins that are environmentally advanced and support our customers’ overall sustainability initiatives as they increasingly require thermoset resins that meet changing environmental standards.

Our business segments are based on the products that we offer and the markets that we serve. At December 31, 2009, we had four reportable segments: Epoxy and Phenolic Resins, Formaldehyde and Forest Products Resins, Coatings and Inks and Performance Products. The major products of our reportable segments are as follows:

•	Epoxy and Phenolic Resins: epoxy resins and intermediates, composite resins, molding compounds, versatic acids and derivatives, phenolic specialty resins and epoxy coating resins

•	Formaldehyde and Forest Products Resins: forest products resins and formaldehyde applications

•	Coatings and Inks: polyester resins, alkyd resins, acrylic resins, vinylic resins and ink resins and additives

•	Performance Products: phenolic encapsulated substrates for oil field and foundry applications

2009 Overview

•

Net sales decreased 34% in 2009 as compared to 2008 due primarily to lower demand as a result of the global economic downturn, especially in the automotive, housing, construction and durable goods markets, as well as raw material-driven price decreases to our customers. Net sales also decreased due to unfavorable foreign currency translation due to the strengthening of the U.S. dollar against the euro compared to 2008.

•

As a percent of sales, gross profit increased 3% in 2009 as compared to 2008. Gross profit percentage increased as a result of lower raw material and processing costs and the positive impact of productivity projects.

•

The specialty epoxy business experienced significant profitability during 2009 as specialty epoxy EBITDA increased 34% over the prior year due primarily to the continued growth of volumes within the wind energy markets.

•

We realized $148 in incremental productivity savings and identified additional future productivity savings of $154 during 2009. At December 31, 2009, we have $125 of in-process productivity savings initiatives.

•	We generated cash flows from operations of $355 during 2009 due primarily to reductions in working capital.

•

As part of our ongoing productivity initiatives, we ceased production at four facilities in our Coatings and Inks segment, we indefinitely idled certain production capacity in our Epoxy and Phenolic Resins and our Coatings and Inks segments, and we completed realignments in the U.S. coatings business which will better align production with market requirements and significantly reduce operating costs. Furthermore, we experienced headcount reductions of 18% across our businesses as a result of these initiatives.

•	We are expanding in markets in which we expect opportunities for growth. These efforts include:

•	Construction of a formaldehyde and forest products resins manufacturing complex to serve the engineered wood products market in southern Brazil, which began operations in the first quarter of 2010.

•	A joint venture to construct a forest products resins manufacturing facility in Russia, which began limited operations in the fourth quarter of 2009, and is awaiting final commissioning.

•	Plans to relocate a specialty epoxy facility to a larger facility in Esslingen, Germany in the first quarter of 2010 to support the growing wind energy market.

•

Construction of a versatics acid manufacturing facility in Korea, which will begin in the first quarter of 2010 and is expected to be complete by the end of 2010. The new facility will produce Cardura® monomers, a versatic acid derivative, used as a key raw material in environmentally advanced paints and coatings.

2010 Outlook

Our business is impacted by general economic and industrial conditions, including housing starts, automotive builds, oil and natural gas drilling activity and general industrial production. Our business has both geographic and end market diversity which reduces the impact of any one of these factors on our overall performance. During 2009, we experienced modest increases in quarter over quarter volumes for most of our businesses, as adjusted for seasonality; however, our volumes continue to be significantly lower compared to 2008 due to the global economic downturn. Based on current operating trends in the first quarter of 2010, we expect first quarter volumes and operating margins to show a slight increase over the prior year. U.S. housing starts have improved significantly from the low point in early 2009. However, they remain at historically low levels. During 2009, various government programs helped to boost automotive volumes in the U.S. and Europe in the short-term by temporarily accelerating the demand for automobiles. We anticipate a moderate increase in U.S. housing starts in 2010 as the U.S. housing market begins a multi-year recovery. We also anticipated moderate increases in the U.S. automobile production. However, European production in both of these markets is expected to remain flat versus 2009. These factors, along with an anticipated modest increase in demand in other markets we serve, may lead to volume increases throughout 2010. However, we do not expect growth in volumes to be consistent among our various product lines as certain industries appear to be recovering more rapidly than others.

We expect over-capacity in worldwide base epoxy markets to continue to negatively impact product lines in our Epoxy and Phenolic Resins segment. Further, we expect continued weakening demand for our products used in the publication and commercial printing inks markets as these end-use markets further decline. We anticipate continued strength in volumes in wind energy and alternative energy markets, as well as improving demand trends across the Versatic acids product lines, which should have positive impacts on volumes in our Epoxy and Phenolic Resins segment. We also anticipate continued growth in the Latin American market for our Formaldehyde and Forest Products Resins segment and believe we are well positioned to serve customers through the additional production capacity at our new manufacturing facility in southern Brazil.

If the global economic environment begins to weaken again or remains slow for an extended period of time, the fair value of our reporting units could be more adversely affected than we estimated in our analysis of reporting unit fair values at December 31, 2009. This could result in additional goodwill or other asset impairments. In addition, as we continue to execute our productivity cost saving initiatives this may result in additional long-lived asset impairments.

Although raw material costs have stabilized during 2009, we expect long-term raw material cost volatility to continue because of historically volatile price movements of key feedstocks. To help mitigate raw material volatility, we have purchase and sale contracts with many of our vendors and customers that contain periodic price adjustment mechanisms. Due to differences in the timing of pricing mechanism trigger points between our sales and purchase contracts, there is often a lead-lag impact during which margins are negatively impacted in the short term when raw material prices increase and are positively impacted in the short term when raw material prices fall.

Recent Developments

In late December and early January we extended our revolving line of credit facility commitments from lenders, which will take effect upon the May 31, 2011 maturity of the existing revolving facility commitments (the “Revolver Extension”). The new commitments will extend the availability of the revolver to February 2013. The new revolving loans, which cannot be drawn until the existing revolving credit facility matures, will bear interest at a rate of LIBOR plus 4.50%. The extension also requires a 2.00% annual ticking fee to be paid quarterly on committed amounts until the extended revolver facility is effective.

During the first quarter of 2010, we amended our senior secured credit facilities. Under the amendment and restatement, we extended the maturity of approximately $957 of term loans under our senior secured credit facilities from May 5, 2013 to May 5, 2015 and increased the interest rate with respect to such term loans from LIBOR plus 2.25% to LIBOR plus 3.75%. In addition to, and in connection with this amendment agreement, we issued $1,000 aggregate principal amount of 8.875% senior secured notes due 2018. We used the net proceeds of $993 ($1,000 less original issue discount of $7) from the issuance to repay $800 of our U.S. term loans under our senior secured credit facilities, pay certain related transaction costs and expenses, and provide incremental liquidity of $162. Collectively, in this MD&A, we refer to these transactions as the “Amendment and Offering Transactions.”

Matters Impacting Comparability of Results

Our audited Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries, in which minority shareholders hold no substantive participating rights, after eliminating intercompany accounts and transactions.

Our financial data includes:

•	The results of operations of the Orica A&R Acquisition (as defined below) since the acquisition date of February 1, 2007, and

•	The results of operations of the Arkema Acquisition (as defined below) since the acquisition date of November 1, 2007.

Raw materials comprise approximately 70% of our cost of sales. The three largest raw materials used in our production processes are phenol, methanol and urea. These materials represent 33% of our total raw material costs. Fluctuations in energy costs, such as volatility in the price of crude oil and related petrochemical products, as well as the cost of natural gas have caused increased utility costs and volatility in our raw material costs. In 2009 the average prices of phenol, methanol and urea decreased by approximately 20%, 53% and 46%, respectively, as compared to 2008. In 2008 the average prices of phenol, methanol and urea increased by approximately 2%, 14% and 53%, respectively, compared to the average prices in 2007. Passing through raw material price changes can result in significant variances in sales comparisons from year to year.

Results of Operations

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in millions)

	2009	2008	2007
Net sales	$4,030	$6,093	$5,810
Cost of sales	3,511	5,467	5,019

Gross profit	519	626	791
Gross profit as a percentage of net sales	13%	10%	14%
Selling, general and administrative expense	345	393	390
Terminated merger and settlement (income) expense, net	(40)	1,027	—
Integration costs	—	27	39
Asset impairments	50	21	32
Business realignment costs	56	41	21
Other operating expense, net	14	10	7

Operating income (loss)	94	(893)	302
Operating income (loss) as a percentage of net sales	2%	(15)%	5%
Interest expense, net	223	304	310
Gain on extinguishment of debt	(224)	—	—
Other non-operating expense, net	—	7	15

Total non-operating (income) expense	(1)	311	325

Income (loss) before income tax and earnings from unconsolidated entities	95	(1,204)	(23)
Income tax expense (benefit)	2	(17)	44

Income (loss) before earnings from unconsolidated entities	93	(1,187)	(67)
Earnings from unconsolidated entities, net of taxes	2	2	4

Net income (loss)	95	(1,185)	(63)
Net income attributable to noncontrolling interest	(3)	(5)	(2)

Net income (loss) attributable to Hexion Specialty Chemicals, Inc.	$92	$(1,190)	$(65)

Net Sales

In 2009, net sales decreased by $2,063, or 34%, compared with 2008. Volume declines across all of our product lines negatively impacted sales by $1,105. These declines were primarily a result of the continued weakness in the housing, construction and automotive markets as a result of the global economic downturn. The pass through of raw material driven price decreases primarily in our forest products resins and formaldehyde, phenolic specialty resins and base epoxies and intermediates product lines, negatively impacted sales by $791. In addition, foreign currency translation negatively impacted sales by $167 primarily as a result of the strengthening of the U.S. dollar against the euro compared to 2008.

In 2008, net sales increased by $283, or 5%, compared with 2007. Acquisitions, net of divestitures, added $158 in incremental net sales while pricing and favorable product mix added $505. Raw material driven price increases in forest products resins and formaldehyde, specialty epoxies, phenolic specialty resins, versatics, coatings and foundry product lines as well as higher prices and favorable product mix in our epoxies business contributed to the higher net sales. Volume declines in forest products resins and formaldehyde, phenolic specialty resins, base epoxies and intermediates, versatics, coatings, inks resins and foundry product lines negatively impacted sales by $564. These declines were primarily a result of the weak housing and automotive markets driven by the economic downturn and credit crisis, as well as by increased competition and raw material shortages in certain product lines. The volume declines were partially offset by higher volumes in our oil field products and specialty epoxies. In addition, net favorable currency translation of $184 contributed to the sales increase primarily as a result of the strengthening of the euro and Brazilian real against the U.S. dollar.

Gross Profit

In 2009, gross profit decreased by $107, compared with 2008 primarily as a result of the decrease in sales, offset by lower raw material and processing costs, as discussed above. The impact of lower sales was partially offset by favorable impacts of productivity savings programs on manufacturing and processing costs of approximately $95. This resulted in an increase of 3% in gross profit as a percentage of sales as the positive impact of lower processing costs and productivity projects more than offset the impact of lower volumes on fixed manufacturing costs during 2009.

In 2008, gross profit decreased by $165 compared with 2007. As a percentage of sales, gross profit declined 4%. Gross profit was negatively impacted by the timing of raw material price increases that were not fully passed through to our customers. Also contributing to the decrease were higher processing costs, including utilities and freight, that were not passed through to customers. In late 2008, we experienced a dramatic decrease in volumes for most of our businesses which resulted in unabsorbed overhead costs due to the full or partial idling of many of our plants for an extended period in December. Due to the higher raw material costs, higher processing costs and lower production in the fourth quarter of 2008, lower of cost or market reserves on our inventory balances at December 31, 2008 also negatively impacted gross profit. Hurricanes Ike and Gustav negatively impacted gross profit by $10, net of insurance recoveries to date, from business interruption losses and incremental expenses, including higher freight costs, plant down time and plant damages. These decreases were partially offset by the impact of net acquisitions, higher prices in certain of our product lines and synergies that we realized from the Hexion Formation.

Operating Income

In 2009, operating income increased by $987, compared with 2008. The primary drivers of the increase was the reduction in Terminated merger and settlement expense, net and the positive impacts of productivity program and cost reduction initiatives. In 2008, Terminated merger and settlement expense, net of $1,027 consisted of the write-off of previously deferred acquisition costs, legal fees and $750 in litigation settlement related to the terminated Huntsman merger, of which $200 represents the non-cash push-down of settlement costs paid by Apollo. In 2009, we recognized Terminated merger and settlement income, net of $40, which was comprised of reductions on certain of our merger related service provider liabilities and the $15 pushdown of insurance recoveries by Apollo, offset by $18 in legal contingency accruals related to the New York Shareholder Action. Selling, general and administrative expenses decreased due primarily to the positive impacts of productivity savings programs and other cost savings initiatives. Further, Integration costs decreased by $27. In 2008, we incurred costs related to the Hexion Formation and the implementation of a company-wide management information and accounting system.

These favorable impacts were partially offset by increases in Asset impairments and Business realignment costs incurred to implement productivity and cost savings initiatives. In 2009, we recorded impairments of $44 in our Epoxy and Phenolic Resins and $3 in our Coatings and Inks segments as a result of our decision to indefinitely idle certain production lines. In addition, we recorded miscellaneous impairments of $3 related to the closure of R&D facilities in our Formaldehyde and Forest Products Resins and our Epoxy and Phenolic Resins segments. Business realignment costs increased by $15 due to increased costs related to headcount reduction and plant rationalization programs associated with our productivity initiatives in 2009. Furthermore, Operating income was also impacted by the decline in Gross profit discussed above.

In 2008, operating income decreased by $1,195 compared with 2007. The primary driver of the decrease was Terminated merger and settlement costs of $1,027 in 2008, which included the write-off of previously deferred acquisition costs, legal fees and $750 in litigation settlement related to the terminated Huntsman merger, of which $200 represents the non-cash push-down of settlement costs paid by Apollo. In addition, operating income was negatively impacted by the decrease in gross profit as discussed above. Selling, general and administrative expenses increased $3, but as a percentage of sales declined slightly. Integration costs decreased by $12, as we incurred significantly higher costs in 2007 to implement a single, company-wide, management information and accounting system. In addition, Business realignment costs increased by $20, due to productivity and cost savings initiatives. In 2008, a charge of $10 was recorded for goodwill impairments in our Coatings and Inks segment and an impairment charge for intangible asset impairment of $8 in the Epoxy and Phenolic Resins Segment was also recognized during the year, but was offset by lower asset impairment charges on closing facilities and lower net foreign exchange losses in 2008.

Non-Operating (Income) Expense

In 2009, total non-operating expense decreased by $312 to income of $1, compared with 2008. We recognized a gain of $224 on the extinguishment of $298 in face value of the Company’s outstanding debt securities in 2009. Other non-operating expense, net decreased by $7, due to higher foreign exchange transaction losses in 2008, compared to 2009. Interest expense, net decreased by $81 as a result of lower interest rates and due to lower debt levels as a result of debt repurchases in 2009.

In 2008, total non-operating expenses decreased by $14, compared with 2007. Other non-operating expense, net decreased by $8, due to higher net derivative gains in 2008 as compared to 2007, partially offset by higher net realized and unrealized foreign exchange losses in 2008 as compared to 2007. Interest expense, net decreased by $6 as a result of lower interest rates.

Income Tax Expense (Benefit)

In 2009, income tax benefit decreased by $19 to an expense of $2, compared with 2008. This change is primarily due to income being earned in the U.S. from extinguishment of debt and continued earnings from foreign operations. This expense has been offset by a release of valuation allowance on our deferred tax assets in the U.S. and foreign losses for which we are receiving a benefit.

In 2008, income tax expense decreased by $61 to a benefit of $17. An increase in pre-tax losses from world wide operations, the recognition of a tax benefit associated with a federal tax refund, and a decrease in the amount of unrecognized tax benefits (including accruals for interest and penalties) for settlements with various taxing authorities were the primary drivers for this decrease. These benefits were partially offset by expenses that have been determined non-deductible for tax purposes. These items include the $200 non-cash push-down of settlement costs paid by Apollo and increases in unrecognized tax benefits related to various intercompany transaction costs.

Results of Operations by Segment

Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted to exclude certain non-cash and certain non-recurring expenses. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the Board of Directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Corporate and Other is primarily corporate general and administrative expenses that are not allocated to the segments.

	Year Ended December 31,
	2009	2008	2007 (3)
Net Sales to Unaffiliated Customers (1)(2):
Epoxy and Phenolic Resins	$1,702	$2,432	$2,370
Formaldehyde and Forest Products Resins	1,184	2,033	1,776
Coatings and Inks	888	1,248	1,332
Performance Products	256	380	332

Segment EBITDA (2):
Epoxy and Phenolic Resins	$190	$192	$334
Formaldehyde and Forest Products Resins	108	194	177
Coatings and Inks	58	35	81
Performance Products	80	90	73
Corporate and Other	(51)	(50)	(54)

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.
(2)	Net sales and Segment EBITDA include the results of the Orica A&R Acquisition and Arkema Acquisition from February 1, 2007 and November 1, 2007, respectively.
(3)	Certain of the Company’s product lines have been realigned, resulting in reclassifications between segments. Prior period balances have been reclassified to conform to current presentations.

2009 vs. 2008 Segment Results

The table below provides additional detail of the percentage change in sales by segment from 2008 to 2009.

	Volume	Price/ Mix	Currency Translation	Total
Epoxy and Phenolic Resins	(18)%	(9)%	(3)%	(30)%
Formaldehyde and Forest Product Resins	(16)%	(23)%	(3)%	(42)%
Coatings and Inks	(19)%	(6)%	(4)%	(29)%
Performance Products	(25)%	(8)%	—	(33)%

Epoxy and Phenolic Resins

Net sales in 2009 decreased by $730, or 30%, compared to 2008. Volume declines negatively impacted sales by $435 as the global economic downturn had an adverse impact on our volumes. Volumes declined across all businesses, with our precursors business showing the largest decline over the prior year and our specialty epoxy and versatics businesses experiencing relatively lesser amounts of volume decline during 2009 compared to 2008. These declines were primarily attributable to the decrease in the automotive, construction, housing and durable goods markets, as well as increased worldwide capacity in base epoxies. The lower volume decline in versatics is due to the absence of the shortage of certain raw materials that occurred in 2008. The pass through of lower raw material costs and competitive pricing pressures, primarily in our major resins and specialty phenolics businesses, resulted in pricing decreases of $228. Foreign currency translation had a negative impact of $67 as the U.S. dollar strengthened against the euro in 2009 compared to 2008.

Segment EBITDA in 2009 decreased by $2 to $190 compared to 2008. The decrease was primarily due to volume and pricing declines, as discussed above. These declines were largely offset by decreases in raw material prices, freight costs and the impact of productivity driven cost savings impacting processing costs. The base epoxies and specialty phenolics businesses experienced the largest declines during the year with these declines being offset by increases in the specialty epoxy and versatics businesses.

Formaldehyde and Forest Products Resins

Net sales in 2009 decreased by $849, or 42%, compared to 2008. Lower volumes negatively impacted sales by $335. The volume decrease occurred in most of our businesses, including our European and North American forest products resins business, due to the continued decline in the worldwide housing and construction markets, as well as in our North American formaldehyde business due to decreased demand in the durable goods market resulting from the adverse impacts of the global economic downturn. We realized modest increases in volumes in the Latin American market due to lesser impacts of the worldwide economic downturn in this region. Lower prices resulted in a sales decrease of $459 as we passed through raw material price decreases to our customers primarily in North America and Europe. Unfavorable currency translation of $55 contributed to lower sales as the U.S. dollar strengthened against the euro in 2009 compared to 2008.

Segment EBITDA in 2009 decreased by $86 to $108 compared to 2008. The decrease was primarily attributable to the loss of volume and pricing impacts, as discussed above, partially offset by the impact of productivity driven cost savings. In addition, the prior year was impacted by favorable raw material purchase contracts in certain of our international forest products and resins businesses of $32.

Coatings and Inks

Net sales in 2009 decreased by $360, or 29%, compared to 2008. Volume declines negatively impacted sales by $242. Worldwide coatings volume declines were primarily attributable to the downturn in the international housing, construction and automotive markets due to the impact of the global economic downturn. These declines were experienced throughout the business with our global dispersions business experiencing relatively lower volume declines. Inks resins volumes declined, primarily in North America and Europe, due to the global economic downturn and the continued structural decline in the publication and commercial printing inks markets, coupled with competitive pressures and our exit from certain low margin product lines. The pass through of lower raw material costs and competitive pricing pressures resulted in pricing decreases of $74. Unfavorable currency translation of $44 contributed to lower sales, as the U.S. dollar strengthened against the euro in 2009 compared to 2008.

Segment EBITDA in 2009 increased by $23 to $58 compared to 2008 primarily as a result of the coatings business, with the dispersions business providing half of the increase over the prior year. The overall increase was the result of the impact of productivity driven cost savings and lower raw material costs, which was partially offset by volume declines and competitive market pressures, as discussed above.

Performance Products

Net sales in 2009 decreased by $124, or 33%, compared to 2008. Volume decreases negatively impacted sales by $93 driven by declines in our foundry business resulting from decreased demand in the North American automotive sector due to the global economic downturn, and declines in our oilfield business resulting from increased competition and decreased demand due to lower natural gas and oil drilling activity. Lower pricing negatively impacted sales by $30, as favorable changes in product mix were offset by the pass through of raw material price decreases in certain of our product lines. Foreign currency translation had a negative impact of $1 as the U.S. dollar strengthened against the Canadian dollar in 2009 compared to 2008.

Segment EBITDA in 2009 decreased by $10 to $80 compared to 2008. The decrease was primarily the result of decreases in volumes, as discussed above, partially offset by productivity driven cost savings impacting processing costs.

Corporate and Other

Corporate and Other is primarily corporate, general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, unallocated foreign exchange gains and losses and legacy company costs not allocated to continuing segments. Corporate and Other charges remained relatively flat as compared to 2008. The impact of foreign currency transaction losses and additional incentive compensation costs were offset by the positive impact of productivity driven cost savings.

2008 vs. 2007 Segment Results

The table below provides additional detail of the percentage change in sales by segment from 2007 to 2008.

	Volume	Price/ Mix	Currency Translation	Acquisitions/ Divestitures	Total
Epoxy and Phenolic Resins	(6)%	5%	4%	—	3%
Formaldehyde and Forest Product Resins	(15)%	18%	1%	10%	14%
Coatings and Inks	(15)%	5%	5%	(1)%	(6)%
Performance Products	12%	2%	—	—	14%

Epoxy and Phenolic Resins

Net sales in 2008 increased by $62, or 3%, as compared to 2007. Product mix, the pass through of higher raw material costs and selected pricing improvement initiatives added $106 to sales. Volume declines of $143 negatively impacted sales. The volume declines were primarily attributable to our base epoxies and specialty phenolics businesses. The declines in these businesses were attributable to the decline in the North American automotive and housing markets, continued softening of construction and automotive markets in much of Europe and competitive pricing pressures. Versatics volumes were negatively impacted by a shortage of certain raw materials. The global economic slowdown had a dramatic impact on our volumes in the fourth quarter and resulted in the idling of many of our plants for an extended period of time in December. These volume declines were partially offset by an increase in our specialty epoxies volume. Foreign currency translation had a positive impact of $99 as the euro strengthened against the U.S. dollar in 2008.

Segment EBITDA in 2008 decreased by $142 to $192, compared to 2007. The decrease was primarily in our base epoxies and intermediates business due to increased raw material costs of $66 and utility costs of $41 that we did not fully pass through to our customers as there was overcapacity in the base epoxies and intermediates markets. Volume declines, as discussed above, also contributed to the decrease. Segment EBITDA was negatively impacted by $18 as a result of force majeures declared in February and November 2008 due to shortages of certain raw materials used in our versatics production. The shutdown of many of our plants for an extended period of time in December negatively impacted Segment EBITDA by $21 as overhead costs at those plants were expensed during the shutdown period. In addition, Hurricanes Ike and Gustav negatively impacted Segment EBITDA by $8, net of insurance recoveries, due to business interruption losses and incremental expenses, including higher freight costs, plant down time and plant damages.

Formaldehyde and Forest Products Resins

Net sales in 2008 increased by $257, or 14%, as compared to 2007. The impact of acquisitions added $172 to net sales. Pricing contributed $332 to sales as we passed through higher raw material costs to our customers in accordance with our sales contracts. Lower volumes negatively impacted sales by $262. The volume decrease primarily occurred in our North American forest products resins business due to the decline in the North American housing construction market. Our North American formaldehyde volume was also negatively impacted in 2008 by an extended customer shutdown and by Hurricane Gustav. Favorable currency translation of $15 contributed to higher sales as the euro and the Brazilian real strengthened against the U.S. dollar in 2008.

Segment EBITDA in 2008 increased by $17, to $194, as compared to 2007. The impact of acquisitions added $30 to Segment EBITDA in 2008, which more than offset the volume declines discussed above. In addition, Hurricane Gustav negatively impacted Segment EBITDA by $2, net of insurance recoveries, due to business interruption losses and incremental expenses, including higher freight costs, plant down time and plant damages. These decreases were partially offset by incremental purchasing productivity and favorable foreign currency translation.

Coatings and Inks

Net sales in 2008 decreased by $84 compared to 2007. The closure of our alkyds facilities in Europe accounted for a decrease of $14 in sales. Volume declines of $201 negatively impacted sales. Coatings volume declines were primarily attributable to the downturn in the North American housing construction market and the slowing housing construction markets in much of Europe. Inks resins volumes declined due to weakening demand coupled with competitive pressures and our exit from certain low margin product lines. In addition, the global economic slowdown negatively impacted our volumes in the fourth quarter and resulted in the shutdown of several of our plants for an extended period of time in December. Pricing contributed $61 to sales as we were able to pass through certain raw material price increases. Favorable currency translation added $70 to sales, primarily due to the strengthened euro against the U.S. dollar in 2008.

Segment EBITDA in 2008 decreased by $46, to $35, as compared to 2007. The decrease was primarily the result of the volume declines and competitive market pressures, as discussed above, and increasing raw material and utility costs that we were unable to pass through to our customers.

Performance Products

Net sales in 2008 increased by $48, or 14%, as compared to 2007. Volume increases contributed $42 to sales, driven by strong demand for our oil field products due to increased North American drilling activities. This volume increase was partially offset by declines in foundry volumes resulting from decreased demand in the North American automotive sector. Pricing added $6 to sales, driven by the pass through of raw material price increases in our foundry business.

Segment EBITDA in 2008 increased by $17, to $90, as compared to 2007. The increase was primarily driven by the effect of volume increases in our oil field technology products and our focus on cost saving initiatives.

Corporate and Other

Corporate and Other is primarily corporate general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions as well as legacy company costs not allocated to continuing segments. Corporate and Other charges decreased by $4 to $50, as compared to 2007, primarily due to decreased compensation related costs.

Reconciliation of Segment EBITDA to Net Income (Loss)

	Year Ended December 31,
	2009	2008	2007
Segment EBITDA:
Epoxy and Phenolic Resins	$190	$192	$334
Formaldehyde and Forest Products Resins	108	194	177
Coatings and Inks	58	35	81
Performance Products	80	90	73
Corporate and Other	(51)	(50)	(54)

Reconciliation:
Items not included in Segment EBITDA
Terminated merger and settlement income (expense), net	40	(1,027)	—
Integration costs	—	(27)	(39)
Non-cash charges	3	(5)	(22)
Unusual items:
(Losses) gains on divestiture of assets	(6)	5	8
Purchase accounting effects/inventory step-up	—	—	(1)
Business realignments	(56)	(41)	(21)
Asset impairments	(50)	(21)	(32)
Derivative settlements	—	(37)	—
Other	(45)	(8)	(17)

Total unusual items	(157)	(102)	(63)

Total adjustments	(114)	(1,161)	(124)
Interest expense, net	(223)	(304)	(310)
Gain on extinguishment of debt	224	—	—
Income tax (expense) benefit	(2)	17	(44)
Depreciation and amortization	(178)	(203)	(198)

Net income (loss) attributable to Hexion Specialty Chemicals, Inc.	92	(1,190)	(65)
Net income attributable to noncontrolling interest	3	5	2

Net income (loss)	$95	$(1,185)	$(63)

Items not included in Segment EBITDA

In 2009, Terminated merger and settlement income, net primarily includes reductions on certain of the Company’s merger related service provider liabilities and the pushdown of Apollo’s recovery of $15 in insurance proceeds in 2009 related to the $200 settlement payment made by Apollo that was treated as a pushdown of shareholder expense in 2008. These amounts were partially offset by legal and consulting costs and legal contingency accruals related to the New York Shareholder Action. In 2008, Terminated merger and settlement expense, net primarily represented accounting, consulting, tax and legal costs related to the terminated Huntsman merger and related litigation, including the $550 payment to Huntsman to terminate the merger and settle litigation and the non-cash push-down of settlement costs paid by Apollo of $200. Terminated merger and settlement costs also include the write-off of previously deferred acquisition costs.

Integration costs primarily represent redundancy and incremental administrative costs for integration programs as a result of the Hexion Formation and recent acquisitions, as well as costs to implement a single, company-wide, management information and accounting system and a new consolidations and financial reporting system.

Non-cash charges primarily represent stock-based compensation expense, accelerated depreciation on closing facilities and unrealized derivative and foreign exchange gains and losses.

Not included in Segment EBITDA are certain non-cash and certain non-recurring income or expenses that are deemed by management to be unusual in nature. For 2009, these items consisted of business realignment costs primarily related to expenses from the Company’s productivity program, asset impairments and realized foreign exchange gains and losses. For 2008, these items consisted of asset impairments, business realignment costs, derivative settlements, realized foreign exchange gains and losses, management fees, a gain on the sale of a portion of the Company’s ownership in HAI and a gain on the sale of certain assets of a non-core product line. For 2007, these items consisted of asset impairments, gains on sale of assets, a gain on the sale of a portion of the Company’s ownership in HA-International, LLC (“HAI”), business realignment costs, income related to the European solvent coating resins business, management fees, realized foreign currency activity and costs to settle a lawsuit.

Liquidity and Capital Resources

Sources and Uses of Cash

We are a highly leveraged company. Our primary sources of liquidity are cash flows generated from operations, availability under our senior secured credit facilities and our financing commitment from Apollo. Our primary liquidity requirements are interest, working capital and capital expenditures. In addition, over the next eighteen months, we will continue to have cash outflows related to productivity program-related obligations, and, over the next six months, obligations related to the terminated Huntsman merger.

At December 31, 2009, we had $3,510 of debt, including $82 of short-term debt and capital lease maturities (of which approximately $26 is U.S. short-term debt and capital lease maturities). In addition, at December 31, 2009, we had $367 in liquidity including $135 of unrestricted cash and cash equivalents, $183 of borrowings available under our senior secured revolving credit facilities, $49 of borrowings available under additional credit facilities at certain domestic and international subsidiaries with various expiration dates through 2011 and the financing commitment from Apollo.

Our net working capital (defined as accounts receivable and inventories less accounts and drafts payable) at December 31, 2009 was $376, a decrease of $303 from December 31, 2008. The decrease was a result of lower volumes and production, a focus on reducing inventory quantities, decreasing raw material costs and the sale of a portion of our trade accounts receivable. We will continue to focus on minimizing our investment in working capital. However, if volumes or raw material prices begin to increase, this may result in an increased investment in working capital. In addition, we continue to face pressure from vendors to reduce payment terms due to the current credit environment. To minimize the impact on cash flows, we continue to negotiate and contractually extend payment terms whenever possible. We have also focused on receivable collections to offset a portion of the payment term pressure by offering incentives to customers to encourage early payment, or accelerate receipts through the sale of receivables. For instance, throughout 2009, we entered into accounts receivable purchase and sale agreements to sell a portion of our trade accounts receivable to Apollo affiliates. As of December 31, 2009, through these agreements, we effectively accelerated the timing of cash receipts on $94 of our receivables. In addition, certain of our customers have entered into supplier financing arrangements with third parties, whereby the third party purchases the trade customer receivable from us. We will continue to accelerate cash receipts under these agreements, as appropriate, in order to offset these pressures.

We are progressing as planned toward achieving our productivity savings initiatives and currently have $125 of in-process savings at December 31, 2009. Most of the actions to obtain the remaining productivity savings will be completed over the next eighteen months. The net costs to achieve the remaining in-process savings, estimated at $69, will be funded from operations and availability under our senior secured credit facilities. In addition, we will continue to closely monitor our capital with spending focused on projects with significant growth opportunities as well as other projects to ensure improved safety of our employees and compliance with environmental laws and regulations, such as REACH and similar costs.

During 2009, we repurchased on the open market outstanding debt with a carrying amount of $298 for $72. The $298 carrying value of repurchased debt securities consisted of $92 of our 9.75% second-priority senior secured notes due 2014, $80 of our floating rate second-priority senior secured notes due 2014, $16 of our 8.375% unsecured debentures due 2016, $42 of our 9.200% unsecured debentures due 2021, $58 of our 7.875% unsecured debentures due 2023 and $10 of our Industrial Revenue Bonds due 2009. Based on interest rates at December 31, 2009, we expect annual cash interest savings of $23 as a result of these debt repurchases.

Any future repurchases will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. Future repurchases may be funded through available cash, borrowings from our credit facilities and sales of accounts receivable or other liquidity sources.

In late December and early January we extended our revolving line of credit facility commitments from lenders, which will take effect upon the May 31, 2011 maturity of the existing revolving facility commitments. The new commitments will extend the availability of the revolver to February 2013. The new revolving loans, which cannot be drawn until the existing revolving credit facility matures, will bear interest at a rate of LIBOR plus 4.50%. The extension also requires a 2.00% annual ticking fee to be paid quarterly on committed amounts until the extended revolver facility is effective.

In addition, during the first quarter of 2010, we amended our senior secured credit facilities. Under the amendment and restatement, we extended the maturity of approximately $957 of term loans under our senior secured credit facilities from May 5, 2013 to May 5, 2015 and increased the interest rate with respect to such term loans from LIBOR plus 2.25% to LIBOR plus 3.75%. In addition to, and in connection with, this amendment agreement, we issued $1,000 aggregate principal amount of 8.875% senior secured notes due 2018. We used the net proceeds of $993 ($1,000 less original issue discount of $7) from the issuance to repay $800 of our U.S. term loans under our senior secured credit facilities, pay certain related transaction costs and expenses, and provide incremental liquidity of $162.

Based on these adjustments to our capital structure and incremental liquidity, we feel that we are favorably positioned to maintain adequate liquidity throughout 2010 and the foreseeable future to fund our ongoing operations and cash debt service obligations. Further, we expect that the extension of a portion of our credit facility and extension of the revolver will allow greater flexibility and liquidity for the Company in the longer term.

We are also investigating the sale of non-core assets to further increase our liquidity. Opportunities for these sales could depend to some degree on improvement in the credit markets. The continued depressed demand for our products for an extended period of time due to global economic and financial conditions could negatively impact our liquidity, future results of operations and flexibility to execute liquidity enhancing actions.

Following are highlights from our Consolidated Statements of Cash Flows for the years ended December 31:

	2009	2008	2007
Sources (uses) of cash:
Operating activities	$355	$(632)	$174
Investing activities	(132)	(134)	(335)
Financing activities	(222)	706	288
Effect of exchange rates on cash flow	13	(18)	8

Net change in cash and cash equivalents	$14	$(78)	$135

Operating Activities

In 2009, operations provided $355 of cash. Net income of $95 included $16 of net non-cash and non-operating income items, of which $224 was for the gain on extinguishment of debt and $15 was for the non-cash pushdown of the recovery of 2008 shareholder expense, offset by $178 for depreciation and amortization and $57 for impairments and accelerated depreciation of property and equipment. Net working capital and changes in other assets and liabilities and income taxes payable generated $276 due to decreased accounts receivable and inventories, which resulted from lower volumes and production, efforts to decrease inventory quantities, decreasing raw material costs and the sale of trade accounts receivable.

In 2008, operations used $632. The net loss of $1,185 included $557 of non-cash and non-operating items, of which $203 was for depreciation and amortization, $200 was for the non-cash push-down of shareholder expense related to the Huntsman litigation settlement, $101 was for the write-off of deferred acquisition costs paid in the prior year, $37 was for the settlement of derivatives, $33 was for the impairment of goodwill, intangible assets and property, plant and equipment and accelerated depreciation, offset by $13 for the deferred tax benefit. Net working capital and changes in other assets and liabilities and income taxes payable used $4 due to one-time Terminated merger and settlement costs, increased pressure on vendor payment terms and the timing of cash payments versus cash collections and expense recognition. These uses of cash were partially offset by decreased accounts receivable and inventories, which resulted from lower volumes and production, as well as decreasing raw material costs at the end of the year. Accounts receivable also decreased due to the sale of a portion of our trade accounts receivable.

In 2007, operations provided $174 of cash. The net loss of $63 included $245 of non-cash items, of which $198 was for depreciation and amortization. Net working capital decreased $8 as a $51 impact from increasing raw material prices was partially offset by working capital improvement initiatives. Changes in other assets and liabilities generated $33 as a result of timing of cash payments versus collections and expense recognition. Cash from operations related to taxes used $33. Tax cash payments used $84, of which $24 was paid to the Netherlands taxing authority for a settlement of a prior year’s tax audit, were partially offset by increases in the tax accrual due to higher taxes from increased earnings in foreign operations.

Investing Activities

In 2009, investing activities used $132. We spent $136 for capital expenditures (including capitalized interest). Of the $136 in capital expenditures, approximately $26 relates to our productivity savings initiatives while the remaining amount relates to maintenance and environmental related capital expenditures and plant expansions and improvements, including our new formaldehyde and forest products plant in Brazil.

In 2008, investing activities used $134. We spent $134 for capital expenditures, primarily for maintenance and environmental related capital expenditures, plant expansions and improvements. We generated cash of $13 from the divestiture of a non-core product line and the sale of a portion of the Company’s ownership in HAI. We used $7 for the purchase of short-term investments and $6 to fund a restricted cash requirement primarily for collateral for a subsidiary’s debt.

In 2007, we used $335 for investing activities. We spent $130 for acquisitions and $123 for capital expenditures (including capitalized interest), primarily for plant expansions and improvements. We also spent $101 for costs related to in-process acquisitions.

Financing Activities

In 2009, financing activities used $222. Net long-term debt repayments primarily consisted of the $144 pay-down on our senior revolving credit facility and $72 to purchase back debt on the open market. Net short-term debt repayments were $10 and affiliated debt borrowings were $104. We used $24 to purchase $180 in face value of outstanding debt of our parent. We paid $10 to fund dividends that were declared on common stock in prior years. The deconsolidation of a variable interest entity that purchased a portion of our trade accounts receivable in 2008 resulted in a financing outflow of $24.

In 2008, financing activities generated $706. Net short-term debt borrowings were $8 and net long-term debt borrowings were $163, primarily to fund working capital requirements and terminated merger and settlement costs. Our parent contributed $325 in equity so that we could pay the $325 merger termination fee and Apollo advanced $225, while reserving all rights with respect to reallocation of the payments to other affiliates of Apollo, so that we could make the $225 merger settlement payment. We paid $37 to settle portions of our cross currency and interest rate swaps and $2 to fund dividends that were declared on common stock in prior years. The consolidation of a variable interest entity that purchased a portion of our trade accounts receivable resulted in an inflow of $24.

In 2007, financing activities provided cash of $288. Net debt borrowings of $306 were used for acquisitions, working capital requirements and in-process acquisition funding needs. Payments of dividends on common stock were $13.

Accounts Receivable Sales Agreements

Periodically in 2009, the Company entered into accounts receivable purchase and sale agreements to sell trade accounts receivable to affiliates of Apollo on terms which management believes were more favorable to the Company than could have been obtained from an independent third party. Under the terms of the agreements, the receivables are sold at a discount relative to their carrying value in exchange for all interests in such receivables. The Company retains the obligation to service the collection of the receivables on the purchasers’ behalf for which the Company is paid a fee and the purchasers defer payment of a portion of the receivable purchase price and establish a reserve account with the proceeds. The reserve account is used to reimburse the purchasers for credit and collection risk. The remaining amounts are paid to the Company after receipt of all collections on the purchased receivables. Other than amounts held in the reserve account, the purchasers bear all credit risk on the purchased receivables. See Note 8 to the financial statements of Hexion Specialty Chemicals, Inc. included elsewhere in the prospectus for additional information on our accounts receivable factoring.

Outstanding Debt

Following is a summary of our cash and cash equivalents and outstanding debt at December 31, 2009, as adjusted for the Amendment and Offering Transactions that were closed on January 29, 2010, and our outstanding debt at December 31, 2008:

	As of December 31:
	2009			2008
	Actual	Adjustment	As Adjusted	Actual
Cash and cash equivalents	$142	$162	$304	$127

Non-affiliated debt:
Senior Secured Credit Facilities:
Revolving facility due 2011	36	—	36	180
Floating rate term loans due 2013	2,234	(1,757)	477	2,254
Floating rate term loans due 2015	—	957	957	—
Senior Secured Notes:
8.875% senior secured notes due 2018 (net of original issue discount of $7)	—	993	993	—
Floating rate second-priority senior secured notes due 2014	120	—	120	200
9.75% Second-priority senior secured notes due 2014	533	—	533	625
Debentures:
9.2% debentures due 2021	74	—	74	115
7.875% debentures due 2023	189	—	189	247
8.375% sinking fund debentures due 2016	62	—	62	78
Other Borrowings:
Australian Multi-Currency Term/Working Capital Facility due 2011	54	—	54	50
Brazilian bank loans	65	—	65	27
Industrial Revenue Bonds due 2009	—	—	—	34
Capital Leases	15	—	15	15
Other	24	—	24	34

Total non-affiliated debt	3,406	193	3,599	3,859

Affiliated debt:
Affiliated borrowings due on demand	4	—	4	—
Affiliated term loan due 2011	100	—	100	—

Total affiliated debt	104	—	104	—

Total debt	$3,510	193	$3,703	$3,859

Financial Instruments

Our various interest rate swap agreements are designed to offset cash flow variability from interest rate fluctuations on our variable rate debt. The notional amounts of the swaps change based on the expected payments on our term loans. As a result of the interest rate swaps, we pay a weighted average fixed rate equal to approximately 7.2% per year and receive a variable rate based on the terms of the underlying debt. See “—Quantitative and Qualitive Disclosures About Market Risk” and Note 9 to the financial statements of Hexion Specialty Chemicals, Inc. included elsewhere in the prospectus for additional disclosures on our financial instruments. Our most significant financial instruments measured at fair value on a recurring basis are our cross currency and interest rate swaps, which are measured at fair value using significant observable inputs and deemed to be Level 2 inputs.

The fair values of these instruments were determined based on an over-the-counter retail market based pricing model adjusted for nonperformance risk. These financial instruments are in liability positions at

December 31, 2009, requiring us to incorporate our credit risk as a component of fair value. We calculated our credit risk adjustment by applying an imputed credit spread, based on the over-the-counter retail market price of floating rate term loans under our senior secured credit facilities at December 31, 2009, to the future cash flows of the financial instruments. This resulted in a $1 reduction to our financial instrument liabilities. A change in the interest rates used in the interest rate yield curve to determine fair value of our financial instruments of 1% would result in an approximate $6 change in fair value.

Covenant Compliance

The instruments that govern our indebtedness contain, among other provisions, restrictive covenants and incurrence tests regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios. Payment of borrowings under the senior secured credit facilities may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, most covenant defaults, events of bankruptcy and a change of control. Certain covenants contained in the credit agreement that governs our senior secured credit facilities require us to have a senior secured debt to Adjusted EBITDA ratio less than 4.25:1. The indentures that govern our 8.875% Senior Secured Notes due 2018 and our Second–Priority Senior Secured Notes contains an Adjusted EBITDA to Fixed Charges ratio incurrence test which restricts our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet this ratio (measured on a last twelve months, or LTM, basis) of at least 2.0:1.

Fixed Charges are defined as net interest expense excluding the amortization or write-off of deferred financing costs. Adjusted EBITDA is defined as EBITDA adjusted to exclude certain non-cash and certain non-recurring items. Adjusted EBITDA is calculated on a pro-forma basis, and also includes expected future cost savings from business optimization programs, including those related to acquisitions, including the Hexion Formation, and other synergy and productivity programs. As we are highly leveraged, we believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Adjusted EBITDA and Fixed Charges are not defined terms under GAAP. Adjusted EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with GAAP or operating cash flows determined in accordance with GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges should not be considered an alternative to interest expense.

At December 31, 2009, after giving pro forma effect to the Amendment and Offering Transactions, our Adjusted EBITDA to Fixed Charges ratio was 1.97 to 1.0 which was below the incurrence test of 2.0 to 1.0. Non-compliance with this incurrence test does not represent an event of default. Although it may restrict our ability in certain circumstances to incur future debt outside of our revolving facility or make acquisitions, the Company does not expect non-compliance with this covenant to impact the Company’s liquidity for 2010 and the foreseeable future.

We were in compliance with all financial covenants that govern our senior secured credit facilities, including our senior secured debt to Adjusted EBITDA ratio.

Due to the completion of the Amendment and Offering Transactions in January 2010 resulting in a significant reduction in the amount of senior secured debt outstanding, the Company believes that a default under its senior secured bank leverage ratio covenant in our senior secured credit facilities is not reasonably likely to occur. Our senior credit facility permits a default in our senior secured leverage ratio covenant to be cured by cash contributions to the Company’s capital from the proceeds of equity purchases or cash contributions to the capital of Hexion LLC, our parent company. The cure amount cannot exceed the amount required for purposes of complying with the covenant, and in each four quarter period, there must be one quarter in which the cure right is not exercised. Any amounts of Apollo’s $200 committed financing converted to equity to cure a default will reduce the amount of available financing remaining under the $200 financing.

Based on our projections of 2010 operating results, we expect to be in compliance with all of the financial covenants and tests that are contained in the indentures that govern our notes and our senior secured credit facilities throughout 2010.

Year Ended December 31, 2009
Reconciliation of Net Income to Adjusted EBITDA
Net income	$95
Income tax expense	2
Interest expense, net	223
Gain on extinguishment of debt	(224)
Depreciation and amortization expense	178

EBITDA	274
Adjustments to EBITDA:
Terminated merger and settlement income, net (1)	(40)
Net income attributable to noncontrolling interest	(3)
Non-cash items	(3)
Unusual items:
Loss on divestitures of assets	6
Business realignments (2)	56
Asset impairments	50
Other (3)	64

Total unusual items	176

Productivity program savings (4)	125

Adjusted EBITDA	$529

Pro forma Fixed Charges (5)	$268

Pro forma ratio of Adjusted EBITDA to Fixed Charges (6)	1.97

(1)	Represents negotiated reductions on accounting, consulting, tax and legal costs related to the terminated Huntsman merger and related litigation and recovery of $15 in insurance proceeds related to the $200 settlement payment made by Apollo that was treated as an expense of the Company in 2008. These amounts are partially offset by legal settlement accruals pertaining to the New York Shareholder Action.
(2)	Represents plant rationalization and headcount reduction expenses related to productivity programs and other costs associated with business realignments.
(3)	Primarily includes realized foreign currency activity, pension expense related to formerly owned businesses, and business optimization expenses.
(4)	Represents pro-forma impact of in-process productivity program savings.
(5)	The charges reflect pro forma interest expense based on interest rates at February 24, 2010 as if our repurchases of our outstanding debt securities and the Amendment and Offering Transactions had taken place at the beginning of the period.
(6)

We are required to have an Adjusted EBITDA to Fixed Charges ratio of greater than 2.0 to 1.0 to be able to incur additional indebtedness in certain circumstances under our indenture for the Second-Priority Senior Secured Notes. As of December 31, 2009, the Company did not satisfy this test on a pro forma basis after adjusting for the Amendment and Offering Transactions as if they had occurred at the beginning of the period. In certain circumstances, we may not be able to incur future debt outside of our revolving facility or make acquisitions until we are in compliance with this test.

Contractual Obligations

The following table presents our contractual cash obligations at December 31, 2009. Our contractual cash obligations consist of legal commitments at December 31, 2009 that require us to make fixed or determinable cash payments, regardless of the contractual requirements of the specific vendor to provide us with future goods or services. This table does not include information about most of our recurring purchases of materials used in our production; our raw material purchase contracts do not meet this definition since they generally do not require fixed or minimum quantities. Contracts with cancellation clauses are not included, unless a cancellation would result in a major disruption to our business. For example, we have contracts for information technology support that are cancelable, but this support is essential to the operation of our business and administrative functions; therefore, amounts payable under these contracts are included. These contractual obligations are grouped in the same manner as they are classified in the Consolidated Statement of Cash Flows in order to provide a better understanding of the nature of the obligations.

	Payments Due By Year
Contractual Obligations	2010	2011	2012	2013	2014	2015 and beyond	Total
Operating activities:
Purchase obligations (a)	$174	$86	$58	$40	$31	$99	$488
Interest on fixed rate debt obligations (b)(e)	119	83	83	83	75	171	614
Interest on variable rate debt obligations (c)(e)	60	70	65	37	8	8	248
Operating lease obligations	29	22	16	12	9	27	115
Funding of pension and other postretirement obligations (d)	40	41	41	41	40	—	203
Productivity program related obligations	22	—	—	—	—	—	22

Financing activities:
Long-term debt, including current maturities (e)	81	210	29	2,182	677	316	3,495
Capital lease obligations	1	1	1	1	1	10	15

Total	$526	$513	$293	$2,396	$841	$631	$5,200

(a)	Purchase obligations are comprised of the fixed or minimum amounts of goods and/or services under long-term contracts and assumes that certain contracts are terminated in accordance with their terms after giving the requisite notice which is generally two to three years for most of these contracts; however, under certain circumstances, some of these minimum commitment term periods could be further reduced which would significantly decrease these contractual obligations.
(b)	Includes variable rate debt subject to interest rate swap agreements.
(c)	Based on applicable interest rates in effect at December 31, 2009. Based on applicable interest rates at February 24, 2010, our interest on variable rate debt obligations would be $62 in 2010.
(d)	Pension and other postretirement contributions have been included in the above table for the next five years. These amounts include estimated benefit payments to be made for unfunded foreign defined benefit pension plans as well as estimated contributions to our funded defined benefit plans. The assumptions used by our actuaries in calculating these projections includes a weighted average annual return on pension assets of approximately 7% for the years 2010 – 2014 and the continuation of current law and plan provisions. These estimated payments may vary based on the actual return on our plan assets or changes in current law or plan provisions. See Note 13 to the financial statements of Hexion Specialty Chemicals, Inc. included elsewhere in the prospectus for more information on our pension and postretirement obligations.

(e)	As adjusted for the Amendment and Offering Transactions and the Revolver Extensions, our debt service obligations are as follows at December 31, 2009:

	Payments Due By Year
Contractual Obligations	2010	2011	2012	2013	2014	2015 and beyond	Total
Operating activities:
Interest on fixed rate debt obligations	$209	$173	$173	$173	$165	$448	$1,341
Interest on variable rate debt obligations	54	64	59	53	47	22	299

Financing activities:
Long-term debt, including current maturities	81	174	29	521	692	2,198	3,695

The table above excludes payments for income taxes and environmental obligations since, at this time, we cannot determine either the timing or the amounts of payments beyond 2010. At December 31, 2009, we recorded unrecognized tax benefits and related interest and penalties of $82. We estimate that we will pay approximately $50 in 2010 for local, state and international income taxes. We expect non-capital environmental expenditures for 2010 through 2014 totaling $20. See Notes 12 and 16 to the financial statements of Hexion Specialty Chemicals, Inc. included elsewhere in the prospectus for more information on these obligations.

Capital Expenditures

We plan to spend approximately $160 on capital expenditures in 2010, of which $123 will be used for growth, maintenance and environmental projects, while the remaining $37 will be spent on productivity initiatives. We determined this amount through our budgeting and planning process, and it is subject to change at the discretion of our Board of Directors. We considered future product demand, existing plant capacity and external customer trends. We plan to fund capital expenditures through operations and, if necessary, through available lines of credit.

Asset Impairments

During the year ended December 31, 2009, we recorded impairments of $44 in the Epoxy and Phenolic Resins and $3 in the Coatings and Inks segments as a result of the Company’s decision to indefinitely idle certain production lines. As a result, the Company wrote down the related assets to fair value. In addition, we recorded miscellaneous impairments of $3 related to the closure of R&D facilities in our Formaldehyde and Forest Products Resins and our Epoxy and Phenolic Resins segments. The amounts have been recorded within Asset impairments in the Consolidated Statements of Operations.

Off Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2009.

Critical Accounting Policies and Estimates

In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America, we have to make estimates and assumptions about future events that affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of these accounting policies require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results may differ significantly from estimated results. We base these judgments on our historical experience, advice from experienced consultants, forecasts and other available information, as appropriate. Our significant accounting policies are more fully described in Note 2 to the financial statements of Hexion Specialty Chemicals, Inc. included elsewhere in the prospectus.

Our most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in our audited Consolidated Financial Statements, are as follows:

Environmental Remediation and Restoration Liabilities

Accruals for environmental matters are recorded when we believe that it is probable that a liability has been incurred and we can reasonably estimate the amount of the liability. We have accrued approximately $39 and $38 at December 31, 2009 and 2008, respectively, for all probable environmental remediation and restoration liabilities, which is our best estimate of these liabilities. Based on currently available information and analysis, we believe that it is reasonably possible that the costs associated with these liabilities may fall within a range of $25 to $73. This estimate of the range of reasonably possible costs is less certain than the estimates that we make to determine our reserves. To establish the upper limit of this range, we used assumptions that are less favorable to Hexion among the range of reasonably possible outcomes, but we did not assume that we would bear full responsibility for all sites to the exclusion of other potentially responsible parties.

Some of our facilities are subject to environmental indemnification agreements, where we are generally indemnified against damages from environmental conditions that occurred or existed before the closing date of our acquisition of the facility, subject to certain limitations.

Income Tax Assets and Liabilities and Related Valuation Allowances

At December 31, 2009 and 2008, we had valuation allowances of $597 and $626, respectively, against all of our net federal, state and some of our net foreign deferred income tax assets. The valuation allowances require an assessment of both negative and positive evidence, such as operating results during the most recent three-year period is given more weight than our expectations of future profitability, which are inherently uncertain. Our losses in the U.S. and certain foreign operations in recent periods represented sufficient negative evidence to require a full valuation allowance against our net federal, state and certain foreign deferred income tax assets. We intend to maintain a valuation allowance against the net deferred income tax assets until sufficient positive evidence exists to support the realization of such assets.

The calculation of our income tax liabilities involves dealing with uncertainties in the application of complex domestic and foreign income tax regulations. Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the consolidated financial statements. Tax benefits are recognized in the consolidated financial statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely to be realized upon settlement. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective income tax rate in a given period could be materially impacted. An unfavorable income tax settlement would require the use of cash and result in an increase in our effective income tax rate in the year it is resolved. A favorable income tax settlement would be recognized as a reduction in the effective income tax rate in the year of resolution. At December 31, 2009 and 2008, we recorded unrecognized tax benefits and related interest and penalties of $82 and $78, respectively.

Pensions

The amounts that we recognize in our financial statements for pension benefit obligations are determined by actuarial valuations. Inherent in these valuations are certain assumptions, the more significant of which are:

•	The weighted average rate used for discounting the liability;

•	The weighted average expected long-term rate of return on pension plan assets;

•	The method used to determine market-related value of pension plan assets;

•	The weighted average rate of future salary increases; and

•	The anticipated mortality rate tables.

The discount rate reflects the rate at which pensions could be effectively settled. When selecting a discount rate, our actuaries provide us with a cash flow model that uses the yields of high-grade corporate bonds with maturities consistent with our anticipated cash flow projections.

The expected long-term rate of return on plan assets is determined based on the various plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, we take into account the rates on long-term debt investments that are held in the portfolio, as well as expected trends in the equity markets, for plans including equity securities.

The Company has elected to use the five-year smoothing in the calculation of the market-related value of plan assets, which is used in the calculation of pension expense, as well as to establish the corridor used to determine amortization of unrecognized actuarial gains and losses. This method, which reduces the impact of market volatility on pension expense can result in significant differences in pension expense versus calculating expense based on the fair value of plan assets at the beginning of the period. At December 31, 2009, the market-related value of the Company’s plan assets was $407 versus fair value of $374. Using market-related value of assets to calculate 2010 pension expense reduces expense by approximately $6.

The rate of increase in future compensation levels is determined based on salary and wage trends in the chemical and other similar industries, as well as our specific compensation targets.

The mortality tables that are used represent the most commonly used mortality projections for each particular country and reflect projected mortality improvements.

We believe the current assumptions used to estimate plan obligations and pension expense are appropriate in the current economic environment. However, as economic conditions change, we may change some of our assumptions, which could have a material impact on our financial condition and results of operations.

The following table presents the sensitivity of our projected pension benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), deficit (“Deficit”) and 2010 pension expense to the following changes in key assumptions:

	Increase / (Decrease) at December 31, 2009			Increase / (Decrease)
	PBO	ABO	Deficit	2010 Expense
Assumption:
Increase in discount rate of 0.5%	(29)	(28)	24	—
Decrease in discount rate of 0.5%	32	30	(26)	1
Increase in estimated return on assets of 1.0%	N/A	N/A	N/A	(4)
Decrease in estimated return on assets of 1.0%	N/A	N/A	N/A	4

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets

As events warrant, we evaluate the recoverability of long-lived assets, other than goodwill and other indefinite-lived intangibles, by assessing whether the carrying value can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Any impairment loss that may be required is determined by comparing the carrying value of the assets to their estimated fair value. Impairment indicators include a significant decrease in the market price of a long-lived asset, a significant adverse change in the manner in which the asset is being used or in its physical condition, a significant adverse change in legal factors or the business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset, current period operating or cash flow losses combined with a history of operating or cash flow losses associated with the use of the asset, or a current expectation that more likely than not a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. As a result, future decisions to change our manufacturing process, exit certain businesses, reduce excess capacity, temporarily idle facilities and close facilities could result in material impairment charges. We do not have any indefinite-lived intangibles, other than goodwill.

We perform an annual goodwill impairment test to assess whether the estimated fair value of each reporting unit is less than the carrying amount of the unit’s net assets. We use a probability weighted market and income approach to estimate the values of our reporting units. Our market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA multiple technique. Under this technique, estimated values are the result of a market based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. Our income approach is a discounted cash flow model. In the fourth quarter of 2008, we recognized goodwill impairments in our Coatings and Inks segment. As of December 31, 2009, the fair value of each of our remaining reporting units exceeded the carrying amount of assets and liabilities assigned to each unit. A 20% decrease in the EBITDA multiple combined with a 20% increase in the interest rate used to calculate the discounted cash flows would not result in additional reporting units failing the first step of our goodwill impairment analysis.

Recently Issued Accounting Standards

New Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance for transfers of financial assets. Accounting Standards Update (“ASU”) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets, removes the concept of a qualifying special-purpose entity (“QSPE”) and as a result eliminates the scope exception for QSPE’s. ASU 2009-16 also changes the criteria for a transfer of financial assets to qualify as a sales-type transfer. ASU 2009-16 will be effective for us on January 1, 2010. We do not expect this guidance to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued new guidance on variable interest entities. ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, amends current guidance requiring an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. ASU 2009-17 will be effective for us on January 1, 2010. As a result, we expect to deconsolidate two of our variable interest entities from our consolidated financial statements, resulting in a net decrease in assets of $19, liabilities of $8 and noncontrolling interest of $10. This will result in an increase to Accumulated deficit of $1 for the cumulative effect of adoption on January 1, 2010.

Newly Adopted Accounting Standards

On January 1, 2009, we adopted new guidance requiring additional disclosures about derivative instruments and hedging activities. See Note 9 to the financial statements of Hexion Specialty Chemicals, Inc. included elsewhere in the prospectus for additional disclosures.

On January 1, 2009, we adopted new guidance for business combinations. This guidance was effective for us for business combination transactions for which the acquisition date was on or after January 1, 2009. No business combination transactions occurred during the year ended December 31, 2009.

On January 1, 2009, we adopted new guidance for noncontrolling interests. We changed the presentation of our noncontrolling interests and retrospectively applied this accounting standard to prior periods.

At June 30, 2009, we adopted new guidance that increases the frequency of disclosures about the fair value of financial instruments and requires entities to provide the disclosures on a quarterly basis. See Note 9 to the financial statements of Hexion Specialty Chemicals, Inc. included elsewhere in the prospectus for additional disclosures about the fair value of financial instruments.

At June 30, 2009, we adopted new guidance in determining whether impairments in debt securities are other than temporary and modifies the presentation and disclosure of investments in debt and equity securities. This guidance did not have a material impact on our consolidated financial statements.

At June 30, 2009,we adopted new guidance on determining fair value when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability. This guidance did not have a material impact on our consolidated financial statements.

At September 30, 2009, we adopted ASU 2009-01, Topic 105 – Generally Accepted Accounting Principles, and SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. SFAS No. 168 superseded all then-existing non-SEC accounting and reporting standards with the Accounting Standards Codification (“ASC”). SFAS No. 168 did not have a material impact on our consolidated financial statements.

At September 30, 2009, we adopted ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value. ASU 2009-05 provides new guidance on the fair value measurement of liabilities. ASU 2009-05 did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, including changes in currency exchange rates, interest rates and certain commodity prices. To manage the volatility related to these exposures we use various financial instruments, including some derivatives, to help us hedge our foreign currency exchange risk and interest rate risk. We also use raw material purchasing contracts and pricing contracts with our customers to help mitigate commodity price risks. These contracts generally do not contain minimum purchase requirements.

We do not use derivative instruments for trading or speculative purposes. We manage counterparty credit risk by entering into derivative instruments only with financial institutions with investment-grade ratings.

The following table summarizes our derivative financial instruments as of December 31, 2009 and 2008, which are recorded as Other current liabilities in the Consolidated Balance Sheets. Fair values are determined from quoted market prices at these dates.

	2009				2008
Liability Derivatives	Average Days To Maturity	Average Contract Rate	Notional Amount	Fair Value Liability	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Liability
Derivatives designated as hedging instruments
Interest Rate Swaps
Interest swap – 2006	—	—	$—	$—	182	—	$500	$(9)
Interest swap – 2007	366	—	650	(28)	731	—	350	(27)

Total derivatives designated as hedging instruments				$(28)				$(36)

Derivatives not designated as hedging instruments
Foreign Exchange and Interest Rate Swaps
Cross-Currency and Interest Rate Swap	638	1.2038	$25	$(5)	1,003	1.2038	$25	$(4)
Interest Rate Swap
Interest swap—Australia Multi-Currency Term	729	—	23	(1)	1,094	—	24	(1)
Commodity Contracts
Electricity contracts	—	—	3	(1)	—	—	—	—
Natural gas contracts	546	—	1	—	—	—	—	—
Natural gas futures	—	—	3	—	—	—	11	(3)

Total derivatives not designated as hedging instruments				$(7)				$(8)

Foreign Exchange Risk. Our international operations accounted for approximately 59% and 58% of our sales in 2009 and 2008, respectively. As a result, we have significant exposure to foreign exchange risk on transactions that can potentially be denominated in many foreign currencies. These transactions include foreign currency denominated imports and exports of raw materials and finished goods (both intercompany and third party) and loan repayments. The functional currency of our operating subsidiaries is the related local currency.

It is our policy to reduce foreign currency cash flow exposure from exchange rate fluctuations by hedging firmly committed foreign currency transactions wherever it is economically feasible. Our use of forward contracts is designed to protect our cash flows against unfavorable movements in exchange rates, to the extent of the amount that is under contract. We do not attempt to hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flow. We do not speculate in foreign currency nor do we hedge the foreign currency translation of our international businesses to the U.S. dollar for purposes of consolidating our financial results, or other foreign currency net asset or liability positions.

In 2005, we entered into a three-year $289 cross-currency and interest rate swap agreement structured for a non-U.S. subsidiary’s $290 U.S. dollar denominated floating rate term loan. The swap was designed to offset balance sheet and interest rate exposures and cash flow variability associated with the exchange rate fluctuations on the term loan. In 2008, we paid $29 to settle a portion of the cross-currency and interest rate swaps, which matured in 2008. We paid a weighted average interest rate of 7.5% and 6.9% and received a weighted average interest rate of 5.9% and 7.9% in 2008 and 2007, respectively.

The remaining portion of the cross-currency and interest rate swap was renegotiated and amended with the respective counterparties, effective September 30, 2008, in order to offset the ongoing balance sheet and interest rate exposures and cash flow variability associated with the exchange rate fluctuations of a non-U.S. subsidiary’s U.S. dollar denominated floating rate term loan. The amended swap agreement requires us to sell euros in exchange for U.S. dollars at a rate of 1.2038. We also will pay a variable rate equal to Euribor plus 390 basis points and will receive a variable rate equal to the U.S. dollar LIBOR plus 250 basis points. The amount we receive under this agreement is approximately equal to the non-U.S. subsidiary’s interest rate on its $290 term loan. This amended swap agreement has an initial notional amount of $25 that amortizes quarterly on a straight line basis to $24, prior to maturing on September 30, 2011. We paid a weighted average interest rate of 5.5% and 8% and received a weighted average interest rate of 3.4% and 6.3% on these amended swap agreements in 2009 and 2008, respectively.

Our foreign exchange risk is also mitigated because we operate in many foreign countries, which reduces the concentration of risk in any one currency. In addition, our foreign operations have limited imports and exports, which reduces the potential impact of foreign currency exchange rate fluctuations.

Interest Rate Risk. We are a party to various interest rate swap agreements that are designed to offset the cash flow variability that is associated with interest rate fluctuations on our variable rate debt. The fair values of these swaps are determined by using estimated market values. Under interest rate swaps, we agree with other parties to exchange at specified intervals the difference between the fixed rate and floating rate interest amounts that are calculated from the agreed notional principal amount.

In May 2006, we entered into interest rate swap agreements with two counterparties. These swaps are three-year agreements designed to offset the cash flow variability that results from interest rate fluctuations on our variable rate debt. The initial aggregate notional amount of the swaps is $1,000, which amortizes quarterly based on the expected payments on our term loans. As a result of the interest rate swaps, we pay a fixed rate equal to approximately 7.6% per year and receive a variable rate based on the terms of the underlying debt. We account for these swaps as qualifying cash flow hedges. These swap agreements matured and were terminated during 2009.

In January 2007, we entered into a three-year interest rate swap agreement designed to offset cash flow variability associated with interest rate fluctuations on our variable rate debt. This swap became effective on January 1, 2008. The initial notional amount of the swap is $300, but will increase to $700 before being amortized down to $375. As a result of the interest rate swaps, we pay a fixed rate equal to approximately 7.2% per year and receive a variable rate based on the terms of the underlying debt. We account for this swap as a qualifying cash flow hedge.

In February 2007, we financed the Orica A&R Acquisition with proceeds of approximately $70 from a new five-year Australian Multi-Currency Term / Working Capital Facility. To effectively fix the interest rate on approximately $30 of this facility, we entered into interest rate swap agreements with two counterparties for an initial notional amount of AUD $35, which amortizes quarterly based on the expected loan payments. The swap agreements terminate December 30, 2011. We pay a fixed interest rate of 6.6% and receive a floating rate based on the terms of the underlying debt. We have not applied hedge accounting to this derivative instrument.

Some of our debt, including debt under our floating rate notes and borrowings under our senior secured credit facilities, is at variable interest rates that expose us to interest rate risk. If interest rates increase, our debt service obligations on variable rate debt would increase even though the amount borrowed would not increase. Including variable rate debt that is subject to interest rate swap agreements, assuming the amount of our variable debt, as adjusted for the Amendment and Offering Transactions, remains the same, an increase of 1% in the interest rates on our variable rate debt would increase our 2010 estimated debt service requirements by approximately $15. See additional discussion about interest rate risk in “Risk Factors.”

Following is a summary of our outstanding debt as of December 31, 2009 and 2008 (See Note 10 to the consolidated financial statements of Hexion Specialty Chemicals, Inc. included elsewhere in this prospectus for additional information on our debt). The fair value of our publicly held debt is based on the price at which the bonds are traded or quoted at December 31, 2009 and 2008. All other debt fair values are determined from quoted market interest rates at December 31, 2009 and 2008.

	2009			2008
Year	Debt Maturities	Weighted Average Interest Rate	Fair Value	Debt Maturities	Weighted Average Interest Rate	Fair Value
2009				$113	6.7%	$82
2010	$82	4.4%	$79	33	6.6%	19
2011	211	4.5%	203	241	6.7%	119
2012	30	4.5%	27	25	6.7%	11
2013	2,183	5.5%	1,868	2,190	7.3%	876
2014	678	8.7%	644	826	8.7%	199
2015 and beyond	326	8.6%	238	431	8.4%	39

	$3,510		$3,059	$3,859		$1,345

We do not use derivative financial instruments in our investment portfolios. Our cash equivalent investments and short-term investments are made in instruments that meet the credit quality standards that are established in our investment policies, which also limits the exposure to any one issue. At December 31, 2009 and 2008, we had $64 and $24, respectively, invested at average rates of 2% and 3%, respectively, primarily in interest-bearing time deposits. Due to the short maturity of our cash equivalents, the carrying value of these investments approximates fair value. Our short-term investments are recorded at cost which approximates fair value. Our interest rate risk is not significant. A 1% increase or decrease in interest rates on invested cash would not have had a material effect on our net income and cash flows for the years ended December 31, 2009 and 2008.

Commodity Risk. We are exposed to price risks on raw material purchases, most significantly with phenol, methanol, urea, acetone, propylene and chlorine. For our commodity raw materials, we have purchase contracts that have periodic price adjustment provisions. Commitments with certain suppliers, including our phenol and urea suppliers, provide up to 100% of our estimated requirements but also provide us with the flexibility to purchase a certain portion of our needs in the spot market, when it is favorable to us. We rely on long-term agreements with key suppliers for most of our raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on our business. Should any of our suppliers fail to deliver or should any key long-term supply contracts be cancelled, we would be forced to purchase raw materials in the open market, and no assurances can be given that we would be able to make these purchases or make them at prices that would allow us to remain competitive. Our largest supplier provides 9% of our raw material purchases, and we could incur significant time and expense if we had to replace this supplier. In addition, several feedstocks at various facilities are transported through a pipeline from one supplier. If we were unable to receive these feedstocks through these pipeline arrangements, we may not be able to obtain them from other suppliers at competitive prices or in a timely manner. See the discussion about the risk factor on raw materials in “Risk Factors.”

Natural gas is essential in our manufacturing processes, and its cost can vary widely and unpredictably. To help control our natural gas costs, we hedge a portion of our natural gas purchases for North America by entering into futures contracts for natural gas. These contracts are settled for cash each month based on the closing market price on the last day that the contract trades on the New York Mercantile Exchange. We also enter into fixed price forward contracts for the purchase of natural gas and electricity at certain of our manufacturing plants to offset the risk associated with increases in the prices of the underlying commodities.

We recognize gains and losses on these contracts each month as gas and electricity is used. Our future commitments are marked to market on a quarterly basis. We have not applied hedge accounting to these contracts.

Our commodity risk is moderated through our selected use of customer contracts with selling price provisions that are indexed to publicly available indices for the relevant commodity raw materials.

BUSINESS

Overview

Hexion Specialty Chemicals, Inc., a New Jersey corporation with predecessors dating from 1899, is the world’s largest producer of thermosetting resins, or thermosets, and a leading producer of adhesive and structural resins and coatings. Thermosets are a critical ingredient in virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. The type of thermoset used, and how it is formulated, applied and cured, determines its key attributes, such as durability, gloss, heat resistance, adhesion, or strength of the final product. Thermosetting resins include materials such as phenolic resins, epoxy resins, polyester resins, acrylic resins, alkyd resins and urethane resins.

Hexion was formed on May 31, 2005 by combining three Apollo controlled companies: Resolution Performance Products, LLC (“Resolution Performance”), Resolution Specialty Materials, Inc. (“Resolution Specialty”), and Borden Chemical, Inc. (“Borden Chemical”), including Bakelite. We refer to this combination as the “Hexion Formation.”

Resolution Performance, a worldwide manufacturer and developer of epoxy resins and a leading global manufacturer of versatic acids and derivatives, was acquired by an affiliate of Apollo on November 14, 2000 from Shell Chemical L.P. Resolution Specialty, a producer of coating resins, inks, composite polymers, textile chemicals and acrylic monomers, was acquired by an affiliate of Apollo from Eastman Chemical Company on August 2, 2004 (the “Resolution Specialty Transaction”). Borden Chemical, a worldwide manufacturer of forest products and industrial resins, formaldehyde, oil field products and other specialty chemicals, was acquired by an affiliate of Apollo on August 12, 2004 (the “Borden Transaction”). On April 29, 2005, prior to the Hexion Formation, Borden Chemical acquired Bakelite, a leading European producer of phenolic and epoxy composite resins and molding compounds.

Over the past three years, we have expanded our specialty chemicals businesses through the following acquisitions:

On February 1, 2007, we acquired the adhesives and resins business of Orica Limited (the “Orica A&R Acquisition”). This business manufactures formaldehyde and formaldehyde-based binding resins used primarily in the forest products industry. This business generated 2006 sales of approximately $85 million, and included three manufacturing facilities in Australia and New Zealand.

On November 1, 2007, we acquired the German forest products resins and formaldehyde business of Arkema GmbH (the “Arkema Acquisition”). This business manufactures formaldehyde and formaldehyde-based resins. This business generated 2006 revenues of approximately $127 million.

Our business is organized based on the products that we offer and the markets that we serve. At December 31, 2009, we had four reportable segments: Epoxy and Phenolic Resins, Formaldehyde and Forest Products Resins, Coatings and Inks and Performance Products.

Products and Markets

We have a broad range of thermoset resin technologies in our industry, with high quality research, applications development and technical service capabilities. We provide a broad array of thermosets and associated technologies, and have significant market positions in each of the key markets that we serve.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as composites and electrical components. Major industry sectors that we serve include industrial/marine, construction, consumer/durable goods, automotive, wind energy, aviation, electronics, architectural, civil engineering, repair/remodeling, graphic arts and oil and gas field support. The diversity of our products limits our dependence on any one market or end-use. We have a history of product innovation and success in introducing new products to new markets, as evidenced by more than 1,600 patents, the majority of which relate to the development of new products and processes for manufacturing.

As of December 31, 2009, we had 91 production sites around the world. Through our worldwide network of strategically located production facilities, we serve more than 7,600 customers in over 100 countries. Our position in certain additives, complementary materials and services further enables us to leverage our core thermoset technologies and provide our customers a broad range of product solutions. As a result of our focus on innovation and a high level of technical service, we have cultivated long-standing customer relationships. Our global customers include leading companies in their respective industries, such as 3M, Ashland Chemical, BASF, Bayer, DuPont, GE, Halliburton, Honeywell, Louisiana Pacific, Owens Corning, PPG Industries, Sumitomo, Sun Chemicals, Valspar and Weyerhaeuser.

Growth and Strategy

We believe that we have opportunities for growth through the following strategies:

•

Utilize Our Integrated Platform Across Product Offerings. We have an opportunity to provide our customers with a broad range of resins products on a global basis as one of the world’s largest producers of thermosetting resins. We continue to refine our market strategy of serving as a global, comprehensive solutions provider to our customers rather than simply offering a particular product, selling in a single geography or competing on price. We also continue to review additional opportunities to transition our existing manufacturing capacity toward producing more specialty-oriented products, which deliver higher value to our customers and may generate additional sales and/or earnings compared to commodity-like resins.

•

Develop and Market New Products. We will continue to expand our product offerings through internal innovation, joint research and development initiatives with our customers and research partnership formations.

•

Expand Our Global Reach In Faster Growing Regions. We have opportunities to grow our business in the Asian-Pacific, Eastern European and Latin American markets, where the use of our products is increasing, while continuing to review opportunities in other global markets.

•

Pursue Further Development of “Green Products”. We will continue to develop products that are environmentally advanced and support our customers’ overall sustainability initiatives as they increasingly require products that meet changing environmental standards.

Industry & Competitors

We are a large participant in the specialty chemicals industry. Thermosetting resins are generally considered specialty chemical products because they are sold primarily on the basis of performance, technical support, product innovation and customer service. However, as a result of the impact of the recent global economic downturn and overcapacity in certain markets, chemical companies have focused more on price to retain business and market share.

We compete with many companies in most of our product lines, including large global chemical companies and small specialty chemical companies. The principal competitive factors in our industry include technical service, breadth of product offering, product innovation and price. Some of our competitors are larger and have greater financial resources and less debt than we do, and, as a result, may be better able to withstand changes in industry conditions, including pricing, and the economy as a whole. As a result, our competitors may have more resources and better access to capital markets for continued expansion than we do. Further, some of our competitors also have a greater product range and may be more vertically integrated than we are within specific product lines or geographies.

We are able to compete with smaller niche specialty chemical companies due to our investment in research and development and our customer service model, which provides on-site, value-added technical service for our customers. In addition, our size and scale provide efficiencies in our cost structure. To maintain our position in the markets we serve, we believe that the principal factors that contribute to success in the specialty chemicals market are (1) consistent delivery of high-quality products, (2) favorable process economics, (3) the ability to provide value to customers through both product attributes and strong technical service and (4) a presence in growing and developing markets.

No single company competes with us across all of our segments and existing product lines.

Our Businesses

The following paragraphs discuss our reportable segments and corresponding key product lines and primary end-use applications of our key products.

Epoxy & Phenolic Resins Segment

2009 Net Sales: $1,702 million

Epoxy Specialty Resins

We are a leading producer of epoxy specialty resins in Europe and the United States. Epoxy resins are the fundamental component of many types of materials and are often used in the automotive, aerospace and electronics industries due to their unparalleled strength and durability. Our position in basic epoxy resins, along with our technology and service expertise, have enabled us to offer formulated specialty products in certain markets. Our specialty epoxy products are used either as replacements for traditional materials, such as metal, wood, clay, glass, stone, ceramics and natural fibers, or in applications where traditional materials do not meet demanding engineering specifications.

We are a leading producer of resins that are used in composites. Composites are a fast-growing class of materials that are used in a wide variety of applications ranging from aircraft components and windmill blades to sports equipment. We supply composite epoxy resins to fabricators in the aerospace, sporting goods and pipe markets.

Epoxy specialty resins are also used for a variety of high-end coating applications that require the superior strength and durability of epoxy, such as protective coatings for industrial and domestic flooring, pipe, marine and construction applications, and appliance and automotive coatings. Epoxy-based surface coatings are among the most widely used industrial coatings, due to their structural stability and broad application functionality combined with overall economic efficiency. We also leverage our resin and additives position to supply custom resins to specialty coatings formulators.

Products	Key Applications
Adhesive applications
Civil Engineering	Bridge and canal construction, concrete enhancement and corrosion protection

Adhesives	Automotive: hem flange adhesives and panel reinforcements

Construction: ceramic tiles, chemical dowels and marble

Aerospace: metal and composite laminates

Electronics: chip adhesives, solder masks and electronic inks

Products	Key Applications
Electrical applications
Electronic Resins	Unclad sheets, tube and molding, paper impregnation, cotton and glass filaments, printed circuit boards and electrical laminates

Electrical Castings	Generators and bushings, transformers, medium and high-voltage switch gear components, post insulators, capacitors and automotive ignition coils

Principal Competitors: Dow Chemical, Nan Ya, Huntsman, Spolchemie, Leuna, and Aditya Birla (Thai Epoxy)

Composites

Composite Epoxy Resins	Pipes and tanks, automotive (structural interior), sports (ski, snowboard, golf), boats, construction, aerospace, wind energy and industrial applications

Principal Competitors: Dow Chemical, BASF, Aditya Birla (Thai Epoxy), Gurit, Leuna and Huntsman

Coating applications

Floor Coatings (LER, Solutions, Performance Products)	Chemically resistant, antistatic and heavy duty flooring used in hospitals, the chemical industry, electronics workshops, retail areas and warehouses

Ambient Cured Coatings (LER, SER, Solutions, Performance Products)	Marine (manufacturing and maintenance), shipping containers and large steel structures (such as bridges, pipes, plants and offshore equipment)

Waterborne Coatings (EPI-REZ™ Epoxy Waterborne Resins)	Substitutes of solvent-borne products in both heat cured and ambient cured applications

Principal Competitors: Dow Chemical, Huntsman, Nan Ya, Air Products, Cytec, Formosa Plastics Group

Basic Epoxy Resins and Intermediates

We are one of the world’s largest suppliers of basic epoxy resins, such as SER and LER. These base epoxies are used in a wide variety of industrial coatings applications. We internally consume approximately 40% of our LER production in our specialty composite and adhesive formulation applications, giving us a competitive advantage versus our non-integrated competitors. In addition, we are a major producer of BPA and ECH, key precursors in the downstream manufacture of basic epoxy resins and epoxy specialty resins. We internally consume the majority of our BPA, and virtually all of our ECH, giving us a competitive advantage versus our non-integrated competitors.

Products	Key Applications
Electrocoat (LER, SER, BPA)	Automotive, general industry and white goods (such as appliances)

Powder Coatings (SER, Performance Products)	White goods, pipes for oil and gas transportation, general industry (such as heating radiators) and automotive (interior parts and small components)

Products	Key Applications
Heat Cured Coatings (LER, SER)	Metal packaging and coil-coated steel for construction and general industry

Principal Competitors: Dow Chemical, Huntsman, Nan Ya and the Formosa Plastics Group, Leuna and Kukdo

Versatic Acids and Derivatives

We are the world’s largest producer of versatic acids and derivatives. Versatic acids and derivatives are specialty monomers that provide significant performance advantages for finished coatings, including superior adhesion, hydrolytic stability, water resistance and appearance and ease of application. Our products include basic versatic acids and derivatives sold under the Versatic™, VEOVA® and CARDURA® names. Applications for versatic acids include decorative, automotive and protective coatings as well as other uses, such as pharmaceuticals and personal care products. We manufacture versatic acids and derivatives using our integrated manufacturing sites and our internally produced ECH.

Products	Key Applications
CARDURA®	Automotive repair/refinishing, automotive OEM and industrial coatings

Versatic Acids and Derivatives	Chemical building blocks, peroxides, pharmaceuticals and agrochemicals

VEOVA®	Architectural coatings and construction

Principal Competitors: ExxonMobil, Tianjin Shield and Hebei Huaxu

Phenolic Specialty Resins and Molding Compounds

We are one of the leading producers of phenolic specialty resins, which are used in applications that require extreme heat resistance and strength, such as after-market automotive and OEM truck brake pads, filtration, aircraft components and electrical laminates. These products are sold under globally recognized brand names such as BORDEN, BAKELITE, DURITE and CELLOBOND. Our phenolic specialty resins are also known for their binding qualities and used widely in the production of mineral wool and glass wool used for commercial and domestic insulation applications.

Products	Key Applications
Phenolic Specialty Resins
Composites and Electronic Resins	Aircraft components, ballistic applications, industrial grating, pipe, jet engine components, electrical laminates, computer chip encasement and photolithography

Automotive Phenol Formaldehyde Resins	Acoustical insulation, engine filters, brakes, friction materials, interior components, molded electrical parts and assemblies

Construction Phenol Formaldehyde Resins, Urea Formaldehyde Resins, Melamine Formaldehyde Resins, Ketone Formaldehyde and Melamine Colloid

Decorative laminates, fiberglass insulation, floral foam, lamp cement for light bulbs, molded appliance and electrical parts, molding compounds, sandpaper, fiberglass mat, electrical laminates and coatings

Products	Key Applications
Molding Compounds
Phenolic, Epoxy, unsaturated polyesters	High performance automotive transmissions and under-hood components, heat resistant knobs and bases, switches and breaker components, pot handles and ashtrays

Glass	High load, dimensionally stable automotive underhood parts and commutators

Principal Competitors: Dynea International, Arclin, Georgia-Pacific (a subsidiary of Koch Industries), Sumitomo (Durez), SI Group, Ashland, Huttenes-Albertus and Plenco

Formaldehyde and Forest Product Resins Segment

2009 Net Sales: $1,184 million

Formaldehyde Based Resins and Intermediates

We are the leading producer of formaldehyde-based resins for the North American forest products industry, and also hold significant positions in Europe, Latin America and Australia. Formaldehyde-based resins, also known as forest product resins, are a key adhesive and binding ingredient used in the production of a wide variety of engineered lumber products, including MDF, OSB, OSL and various types of plywood and LVL. These products are used in a wide range of applications in the construction, remodeling and furniture industries. Forest product resins have relatively short shelf lives and as such, our manufacturing facilities are strategically located in close proximity to our customers.

In addition, we are the world’s largest producer of formaldehyde, a key raw material used to manufacture thousands of other chemicals and products, including the manufacture of MDI. We internally consume the majority of our formaldehyde production in the production of forest product resins, giving us a competitive advantage versus our non-integrated competitors.

We are currently expanding our formaldehyde and forest products resins businesses in select regions where we believe there are prospects for growth. We recently completed the construction of a new manufacturing facility in Montenegro, Brazil, which began operations in the first quarter of 2010, and will serve the southern Brazil formaldehyde and forest products markets. In addition, our forest products joint venture in Russia, which began limited operations in the fourth quarter of 2009 and is awaiting final commissioning, will allow us to capitalize on growth opportunities in both Russia and Eastern Europe.

Products	Key Applications
Forest Products Resins
Engineered Wood Resins	Softwood and hardwood plywood, OSB, LVL, strand lumber and wood fiber resins, (such as particleboard), MDF and finished veneer lumber

Special Wood Adhesives	Laminated beams, structural and nonstructural fingerjoints, wood composite I-beams, cabinets, doors, windows, furniture, molding and millwork, and paper laminations

Wax Emulsions	Moisture resistance for panel boards and other specialty applications

Principal Competitors: Dynea International, Arclin, Georgia-Pacific (a subsidiary of Koch Industries) and Tembec

Products	Key Applications
Formaldehyde Applications
Formaldehyde	Herbicides and fungicides, scavengers for oil and gas production, fabric softeners, Urea Formaldehyde, Melamine Formaldehyde, Phenol Formaldehyde, MDI, hexamine and other catalysts

Principal Competitors: Dynea International, Arclin and Georgia-Pacific (a subsidiary of Koch Industries)

Coatings & Inks Segment

2009 Net Sales: $888 million

Polyester Resins

We are a leading supplier of polyester resins in North America and are also one of the major producers of powder polyesters in Europe. We provide liquid and powder custom polyester resins to customers for use in industrial coatings that require specific properties, such as gloss and color retention, resistance to corrosion and flexibility. Polyester coatings are typically used in building construction, transportation, automotive, machinery, appliances and metal office furniture.

Products	Key Applications
Powder Polyesters	Outdoor durable systems for architectural window frames, facades and transport and agricultural machinery; indoor systems for domestic appliances and general industrial applications

Liquid Polyesters and Polyester Dispersions	Automotive, coil and exterior can coating applications

Principal Competitors: DSM, Cytec, Cray Valley/CCP, Reichhold, Nuplex and EPS (owned by Valspar)

Composite Resins

We manufacture composite resins from UPR, which are generally combined with fiberglass to produce cost-effective finished structural parts for applications ranging from boat hulls and recreational vehicles to bathroom fixtures.

Products	Key Applications
Reinforced UPR and Vinyl Ester Resins	Marine, transportation, construction, consumer products, recreational vehicles, spas, bath and shower surrounds
Non-reinforced UPR and Vinyl Ester Resins	Cultured marble, construction, gel coat and surface coating, and automotive putty

Principal Competitors: Ashland, AOC, Reichold, CCP

Alkyd Resins

We hold a leading position in alkyd resins in North America. We provide alkyd resins to customers who manufacture professional grade paints and coatings. Alkyd resins are formulated and engineered according to customer specifications, and can be modified with other raw materials to improve performance. Applications include industrial coatings (protective coatings used on machinery, metal coil, equipment, tools and furniture), special purpose coatings (highway-striping paints, automotive refinish coatings and industrial maintenance coatings) and decorative paints (house paint and deck stains). Our alkyd resins business shares an integrated production platform with our polyester resins business, which enables flexible sourcing, plant production balancing and improved economies of scale.

Products	Key Applications

Alkyd and Alkyd Emulsions	Architectural: Exterior enamels, interior semi-gloss and trim, interior/exterior stains and wood primers

Industrial: Metal primers, general metal, transportation, machinery and equipment, industrial maintenance and marine, metal containers and wood furniture

Alkyd Copolymer	Architectural: Stain blocking primer, sanding sealers and aerosols

Industrial: Machinery and equipment, transportation, general metal and drywall coating

Urethane Modified	Architectural: Clear varnishes and floor coatings

Industrial: Wood coatings

Silicone Alkyd	Industrial: Industrial maintenance and marine and heat resistant coatings

Principal Competitors: Reichhold, CCP/Atofina/Cray Valley, DSM, Nuplex and EPS (owned by Valspar)

Acrylic Resins

We are a significant supplier of water-based and solvent-based acrylic resins in Europe and North America. Acrylic resins are supplied as either acrylic homopolymers or as resins incorporating various comonomers that modify performance or cost. Water based acrylic homopolymers are used in interior trim paints and exterior applications where color, gloss retention and weathering protection are critical. Styrene is widely used as a modifying comonomer in our water-based acrylic resins. Styrene-acrylic copolymers are mainly used where high hydrophobicity and alkali resistance are required. In addition, we produce a wide range of specialty solution acrylic resins for marine and maintenance paints, and automotive topcoats.

We are also a producer of acrylic monomer in Europe, the key raw material in our acrylic resins. This ability to internally produce a key raw material gives us a cost advantage and ensures us adequate supply.

Products	Key Applications
Acrylic Dispersions	Architectural: Interior semi-gloss and high gloss, interior and exterior paints, stains and sealers, drywall primer, masonry coatings and general purpose

Industrial: Automotive OEM, packaging, general metal, wood, plastic coatings, traffic marking paint, industrial maintenance and transportation, adhesives and textiles

Styrene-Acrylic Dispersions	Architectural: Interior matte to high gloss paints, interior and exterior paints, primer, masonry coatings and general purpose

Industrial: Building and construction, automotive OEM, general metal, wood, plastic coatings, traffic marking paint, industrial maintenance and transportation, adhesives and textiles

Solution Acrylics	Architectural markets: Aerosols, masonry and tile sealers

Industrial Markets: Transportation, packaging, aerosols, automotive OEM, appliance, industrial maintenance, marine and road marking

Principal Competitors: BASF, DSM (Neoresins), Dow Chemical, UES and Polymer Latex

Vinylic Resins

We are a supplier of water-based vinylic resins in Europe, North and South America. Vinylic resins might be either simple homopolymers of vinyl acetate or copolymers with acrylic, olefin, or other vinylic monomers to improve performance. A significant part of the vinylic resins we produce are spray dried to produce redispersible powders. We produce a wide range of specialty homopolymer and copolymer based powdered resins that are subsequently redispersed in water for primary applications in the building and construction market.

Products	Key Applications
Vinyl Acetate Homopolymer Dispersions	Packaging, paper and wood adhesives, and textiles

Vinyl Acetate Copolymers	Packaging, wood and paper adhesives and textiles

Vinyl Acrylic Dispersion	Architectural applications

Redispersible Powders	Tile adhesives, external thermal insulation and finishing systems, self leveling underlayments, repair mortars, gypsum compounds, membranes and grouts

Principal Competitors: Celanese, Wacker, Vinavil, Elotex, Dairen, Dow Chemical and UES

Inks and Adhesives Resins and Additives

We are one of the world’s largest producers of ink resins and associated products. Ink resins are used to apply ink to a variety of different substrates, including paper, cardboard, metal foil and plastic. We provide resins, liquid components and additives to customers who formulate inks for a variety of substrates and printing processes. Our products offer performance enhancements such as durability, printability, substrate application, drying speed and security. Typical end-use applications include brochures, newspapers, magazines, food packages, beverage cans and flexible packaging. We are also a provider of formulated UV-cured coatings and inks.

In addition, we are a leading manufacturer of adhesive resins used in the production of pressure sensitive adhesives for ultimate production of tape and label products for use in various consumer and industrial markets.

Products	Key Applications
Hard Resins	Graphic arts, commercial, publication and packaging

Vehicles and Waxes	Sheet-fed, heatset, gloss and wetting vehicles and wax products

Liquid Inks	Polymer films, paper and corrugated boards

Tackifier Dispersions	Pressure sensitive adhesives and tapes and label applications

Principal Competitors: Mead Westvaco, Arizona Chemical, Resinall, Arakawa and Harima, Eastman

Performance Products Segment

2009 Net Sales: $256 million

Phenolic Encapsulated Substrates

We are a leading producer of phenolic encapsulated sand and ceramic substrates that are used in oil field services and foundry applications. Our highly specialized compounds are designed to perform well under extreme conditions, such as intense heat, high-stress and corrosive environments, that characterize oil and gas drilling and foundry industries. In the oil field services industry, our resin encapsulated proppants are used to enhance oil and gas recovery rates and extend well life. We are also the leading producer by volume of foundry resins in North America. Our foundry resin systems are used by major automotive and industrial companies for precision engine block casting, transmissions, and brake and drive train components. In addition to encapsulated substrates, in the foundry industry, we also provide phenolic resin systems and ancillary products used to produce finished metal castings.

Products	Key Applications
Oil & Gas Stimulation Services Applications
Resin Encapsulated Proppants	Oil and gas fracturing

Foundry Applications

Refractory Coatings	Thermal resistant coatings for ferrous and nonferrous applications

Resin Coated Sands and Binders	Sand cores and molds

Principal Competitors: Ashland, Carbo Ceramics, Santrol and Atlas Resins

For additional information about our segments, see Note 18 to the financial statements of Hexion Specialty Chemicals, Inc. included elsewhere in the prospectus.

Marketing and Customers

Our products are sold to industrial users worldwide through a combination of a direct sales force that services our larger customers, and third-party distributors that more cost-effectively serve our smaller customers. Our customer service and support network is made up of key regional customer service centers. We have global account teams that serve the major needs of our global customers for technical service and supply and commercial term requirements. Where operating and regulatory factors vary from country to country, these functions are managed locally.

In 2009, our largest customer accounted for less than 3% of our sales and our top ten customers accounted for approximately 15% of our sales. However, neither our overall business nor any of our reporting segments depends on any single customer, or a particular group of customers, the loss of which would have a material adverse effect on either the reporting segment or the Company as a whole. Our primary customers are manufacturers, and the demand for our products is seasonal in certain of our businesses, with the highest demand in the summer months and lowest in winter months. Demand can also be cyclical as our industry can be cyclical.

International Operations

Our international operations accounted for 59% of our sales in 2009 and 58% of our sales in 2008 and 2007. While our international operations may be subject to a number of additional risks such as exposure to foreign currency exchange risk, we do not believe that our foreign operations, on the whole, carry greater risk than our operations in the United States. We plan to grow our business in the Asian-Pacific, Eastern European and Latin American markets, where the use of our products is increasing. In the first quarter of 2010, we began operations of our formaldehyde and forest products resins plant in Brazil and a forest products resins manufacturing plant in Russia that is owned 50% through a joint venture. In addition we have announced plans to begin construction on a new plant in Korea to manufacture versatic acids. Information about sales by geographic region for the past three years and long-lived assets by geographic region for the past two years can be found in Note 18 to the financial statements of Hexion Specialty Chemicals, Inc. included elsewhere in the prospectus.

Raw Materials

Raw material costs account for approximately 70% of our cost of sales. In 2009, we purchased approximately $2.4 billion of raw materials. The three largest raw materials that we use are phenol, methanol and urea, which represented 33% of our total raw material expenditures. The majority of raw materials that we use to manufacture our products are available from more than one source and are readily available in the open market. We have long-term purchase agreements for certain raw materials that ensure the availability of adequate supply. These agreements generally have periodic price adjustment mechanisms and do not have minimum annual purchase requirements. Smaller quantity materials that are single sourced generally have long-term supply contracts to maximize supply reliability. Prices for our main feedstocks are generally driven by underlying petrochemical benchmark prices and energy costs, which are subject to price fluctuations. Although we seek to offset increases in raw material prices with increases in our product prices, we may not always be able to do so, and there are periods when price increases lag behind raw material price increases.

Research and Development

Our research and development activities are geared to developing and enhancing products, processes, applications and technologies so that we can maintain our position as the world’s largest producer of thermosetting resins. We focus on:

•	developing new or improved applications based on our existing product lines and identified customer needs;

•	developing new resin products and applications for customers to improve their competitive advantage and profitability;

•	providing premier technical service for customers of specialty products;

•	providing technical support for manufacturing locations and assisting in optimizing our manufacturing processes;

•	ensuring that our products are manufactured consistent with our global environmental, health and safety policies and objectives;

•	developing lower cost manufacturing processes globally; and

•	expanding our production capacity.

We have over 450 scientists and technicians worldwide. Our research and development facilities include a broad range of synthesis, testing and formulating equipment, and small-scale versions of customer manufacturing processes for applications development and demonstration

More recently, we have focused additional research and development resources on “green product” initiatives to remain competitive and to address our customers’ demands for more environmentally sensitive product solutions. Our efforts have focused on developing resin technologies that eliminate emissions, maximize the efficiency and renewability of bio-based natural resources and promote safe, environmentally-friendly manufacturing processes. A few examples of meaningful results of our investment in development of “green products” include:

•	EcoBind™ Resin Technology, an ultra low-emitting binder resin used to produce engineered wood products;

•	Albecor-Bio™ Powder Coating Resins which use a bio-based material for low-heat cure resulting in less energy and CO2 emissions

•	Hexitherm™ which enables small lengths of lumber to be assembled into finger-jointed studs with the same durability and strength as dimensional lumber, with resistance to heat

•	Epi-Rez™ Epoxy Waterborne Resins which provide for low or zero volatile organic compounds, reducing air emissions

•	PropTrac™ Fracture Diagnostics Service which enables oil & gas producers to eliminate use of radioactive tracers in well diagnostics

•	EcoRez™, Eco-Set™ and Eco-Web™ Ink Formulations which increase the use of bio-based, renewable raw materials, eliminate phenol content and volatile organic compounds

In 2009, 2008 and 2007, our research and development and technical services expense was $61 million, $73 million and $70 million, respectively. We take a customer-driven approach to discover new applications and processes and provide customer service through our technical staff. Through regular direct contact with our key customers, our research and development associates can become aware of evolving customer needs in advance and can anticipate their requirements to more effectively plan customer programs. We also focus on continuous improvement of plant yields and production capacity and reduction of fixed costs.

Patents and Trademarks

We own, license or have rights to over 1,600 patents, over 1,800 trademarks, and various patent and trademark applications and technology licenses around the world, which we hold for use or currently use in our operations. A majority of our patents relate to developing new products and processes for manufacturing and will expire between 2010 and 2027. We renew our trademarks on a regular basis. While we view our patents and trademarks to be valuable, because of the broad scope of our products and services, we do not believe that the loss or expiration of any single patent or trademark would have a material adverse effect on our results of operations, financial position or the continuation of our business.

Industry Regulatory Matters

Domestic and international laws regulate the production and marketing of chemical substances. Almost every country has its own legal procedure for registration and import. Of these, the laws and regulations in the European Union, including the European inventory of existing commercial chemical substances and the European list of notified chemical substances, the United States, including the Toxic Substances Control Act inventory, and China are the most significant to our business. Chemicals that are on one or more of these lists can usually be registered and imported without requiring additional testing in other countries, although additional administrative hurdles may exist.

The European Commission enacted a new regulatory system in 2006, known as REACH, which requires manufacturers, importers and consumers of certain chemicals to register these chemicals and evaluate their potential impact on human health and the environment. As REACH matures, significant market restrictions could be imposed on the current and future uses of chemical products that we use as raw materials or that we sell as finished products in the European Union. Other countries may enact similar regulations.

Environmental Regulations

Our policy is to operate our plants in a manner that protects the environment and health and safety of our employees, customers and communities. Health, safety and environmental considerations are a priority in our planning for all existing and new products and processes. We have implemented companywide environmental, health and safety policies managed by our Environmental, Health and Safety (“EH&S”) department and overseen by the EH&S Committee of our Board of Directors. Our EH&S department has the responsibility to ensure that our operations worldwide maintain environmental compliance in accordance with applicable laws and regulations and place health and safety as a priority. This responsibility is executed via training, widespread communication of EH&S policies, formulation of relevant policies and standards, EH&S audits and incidence response planning and implementation. Our EH&S policies include systems and procedures that govern environmental emissions, waste generation, process safety management, handling, storage and disposal of hazardous substances, worker health and safety requirements, emergency planning and response and product stewardship.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive environmental regulation at the federal, state and international level and are exposed to the risk of claims for environmental remediation or restoration. Our production facilities require operating permits that are subject to renewal or modification. Violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs. In addition, statutes such as the federal Comprehensive Environmental Response, Compensation and Liability Act and comparable state and foreign laws impose strict, joint and several liability for investigating and remediating the consequences of spills and other releases of hazardous materials, substances and wastes at current and former facilities and at third-party disposal sites. Other laws permit individuals to seek recovery of damages for alleged personal injury or property damage due to exposure to hazardous substances and conditions at our facilities or to hazardous substances otherwise owned, sold or controlled by us. Therefore, notwithstanding our commitment to environmental management, environmental health and safety, we may incur liabilities in the future, and these liabilities may result in a material adverse effect on our business, financial condition, results of operations or cash flows.

Although our environmental policies and practices are designed to ensure compliance with international, federal and state laws and environmental regulations, future developments and increasingly stringent regulation could require us to make additional unforeseen environmental expenditures. In addition, our former operations, including our ink, wallcoverings, film, phosphate mining and processing, thermoplastics and food and dairy operations, may give rise to claims relating to our period of ownership.

We expect to incur future costs for capital improvements and general compliance under environmental laws, including costs to acquire, maintain and repair pollution control equipment. In 2009, we incurred related capital expenditures of $24 million. We estimate that capital expenditures in 2010 for environmental controls at our facilities will be between $35 million and $40 million. This estimate is based on current regulations and other requirements, but it is possible that a material amount of capital expenditures, in addition to those we currently anticipate, could be necessary if these regulations or other requirements change.

Employees

At December 31, 2009, we had approximately 6,200 employees. Approximately 40% of our employees are members of a labor union or are represented by workers’ councils that have collective bargaining agreements, including most of our European employees. We believe that relations with our union and non-union employees are good.

Our Board of Directors and shareholders expect honest and ethical conduct from every employee. We strive to adhere to the highest ethical standards in the conduct of our business and to comply with all laws and regulations that are applicable to the business. Each employee has a responsibility to maintain and advance the ethical values of the Company. In support of this, our employees receive training to emphasize the importance of compliance with our Code of Business Ethics.

Properties

Our headquarters are in Columbus, Ohio and we have European executive offices in Seattleweg, Netherlands. Our major manufacturing facilities are primarily located in North America and Europe. As of December 31, 2009, we operated 35 domestic production and manufacturing facilities in 19 states and 56 foreign production and manufacturing facilities primarily in Australia, Brazil, Canada, China, the Czech Republic, France, Germany, Italy, Korea, Malaysia, Netherlands, New Zealand, Spain and the United Kingdom.

The majority of our facilities are used for the production of thermosetting resins, and most of them manufacture more than one type of thermosetting resin, the nature of which varies by site. These facilities typically use batch technology, and range in size from small sites, with a limited number of reactors, to larger sites, with dozens of reactors. One exception to this is our plant in Deer Park, Texas, the only continuous-process epoxy resins plant in the world, which provides us with a cost advantage over conventional technology.

In addition, we have the ability to internally produce key intermediate materials such as formaldehyde, BPA, ECH, versatic acid and acrylic acid. This backward integration provides us with cost advantages and facilitates our adequacy of supply. These facilities are usually co-located with downstream resin manufacturing facilities they serve. As these intermediate materials facilities are often much larger than a typical resins plant, we can capture the benefits of manufacturing efficiency and scale by selling material that we do not use internally to third parties.

We believe our production and manufacturing facilities are well maintained and effectively utilized and are adequate to operate our business. Following are our more significant production and manufacturing facilities and executive offices:

Location	Nature of Ownership	Reporting Segment
Argo, IL*	Owned	Epoxy and Phenolic Resins
Barry, UK	Owned	Epoxy and Phenolic Resins
Deer Park, TX*	Owned	Epoxy and Phenolic Resins
Duisburg-Meiderich, Germany	Owned	Epoxy and Phenolic Resins
Iserlohn-Letmathe, Germany	Owned	Epoxy and Phenolic Resins
Lakeland, FL	Owned	Epoxy and Phenolic Resins
Louisville, KY	Owned	Epoxy and Phenolic Resins
Moerdijk, Netherlands*	Owned	Epoxy and Phenolic Resins
Norco, LA*	Owned	Epoxy and Phenolic Resins
Pernis, Netherlands*	Owned	Epoxy and Phenolic Resins
Wesseling, Germany	Leased	Epoxy and Phenolic Resins
Onsan, South Korea	Owned	Epoxy and Phenolic Resins
Brimbank, Australia	Owned	Formaldehyde and Forest Products
Curitiba, Brazil	Owned	Formaldehyde and Forest Products
Edmonton, AB, Canada	Owned	Formaldehyde and Forest Products
Fayetteville, NC	Owned	Formaldehyde and Forest Products
Geismar, LA	Owned	Formaldehyde and Forest Products
Gonzales, LA	Owned	Formaldehyde and Forest Products
Hope, AR	Owned	Formaldehyde and Forest Products
Kitee, Finland	Owned	Formaldehyde and Forest Products
Leuna, Germany	Owned	Formaldehyde and Forest Products
Springfield, OR	Owned	Formaldehyde and Forest Products
St. Romuald, QC, Canada	Owned	Formaldehyde and Forest Products
Carpentersville, IL	Owned	Coatings and Inks
Forest Park, GA	Owned	Coatings and Inks
Kallo, Belgium**	Owned	Coatings and Inks
Ribecourt, France	Owned	Coatings and Inks
Sokolov, Czech Republic	Owned	Coatings and Inks
Brady, TX	Owned	Performance Products
Columbus, OH†	Leased	Corporate and Other
Rotterdam, Netherlands†	Leased	Corporate and Other
Shanghai, China†	Leased	Corporate and Other

*	We own all of the assets at this location. The land is leased.
**	The assets at this location are owned, except the land and building, which are occupied pursuant to a lease.
†	Executive offices.

Legal Proceedings

We are involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings in the ordinary course of business, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The following claims represent material proceedings that are not in the ordinary course of business.

Sokolov, Czech Republic Groundwater Contamination

The Sokolov, Czech Republic facility has soil and groundwater contamination which pre-dates privatization and acquisition of the facility by Eastman in 2000. The investigation phase of the site remediation project has been completed, and building demolition and removal of waste is underway. The National Property Fund has provided us a written commitment to reimburse all site investigation and remediation costs up to approximately $73 million. The current estimate for site remediation is significantly less than the maximum amount the National Property Fund has committed to the project.

Environmental Damages to the Port of Paranagua, Brazil

On August 8, 2005, Governo Do Parana and the Environmental Institution of Paraná IAP, an environmental agency of the Brazilian government, provided Hexion Quimica Industria, our Brazilian subsidiary, with notice of a potential fine of up to $11 million in connection with alleged environmental damages to the Port of Paranagua caused in November 2004 by an oil spill by a shipping vessel carrying methanol purchased by Hexion. The investigation as to the cause of the accident has not been finalized. In early October 2009, Hexion was granted an injunction precluding the imposition of any fines or penalties by the Paraná IAP. Should the injunction be appealed, we believe the Company has a strong defense.

Litigation Related to the Terminated Merger with Huntsman

On July 17, 2008, an individual Huntsman shareholder filed suit against the Company, Craig O. Morrison, President and Chief Executive Officer, and Joshua J. Harris, Director, in the United States District Court in the Southern District of New York related to matters arising out of the Huntsman Agreement (the “New York Shareholder Action”). The plaintiff in the New York Shareholder Action seeks to represent a class of purchasers of Huntsman common stock between May 14, 2008 and June 18, 2008. The complaint alleges that the defendants disseminated false and misleading statements and failed to disclose material facts regarding the merger during the class period in violation of U.S. securities laws. In October 2009, the parties reached a settlement agreement which includes payment by us of $18 million. The settlement agreement has been approved by the court. In January 2010, we negotiated a resolution with our director and officer liability insurance carrier for payment of $8 million of the total settlement.

On September 30, 2009, we received a letter from counsel for affiliates of Credit Suisse and Deutsche Bank (the “Banks”) which demanded payment of the Banks’ legal fees claimed to be in excess of $60 million incurred in various litigations associated with the terminated merger of us and Huntsman. We have rejected the Banks’ demand citing not only the Banks’ material breach of their commitment to fund the merger, but among other things, their failure to obtain our approval of their settlement with Huntsman, the failure to provide a release for any and all liabilities in favor of us, and the unreasonable amount of the fees sought.

Other Litigation

For all material claims, including those in the normal course of business, refer to Note 12 to the financial statements of Hexion Specialty Chemicals, Inc. included elsewhere in the prospectus.

MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons

Set forth below are the names, ages and current positions of our executive officers and directors as of March 1, 2010.

Name	Age	Position
Craig O. Morrison	54	Director, Chairman, President and Chief Executive Officer
William H. Carter	56	Director, Executive Vice President and Chief Financial Officer
Marvin O. Schlanger	61	Director, Vice Chairman
Joshua J. Harris	45	Director
Scott M. Kleinman	37	Director
Jan Secher	52	Director
Robert V. Seminara	38	Director
Jordan C. Zaken	35	Director
Joseph P. Bevilaqua	54	Executive Vice President, President—Epoxy and Phenolic Resins Division
Julia D. Harp	57	Executive Vice President, President—Coatings and Inks Division
Dale N. Plante	52	Executive Vice President, President—Forest Products Division
Judith A. Sonnett	53	Executive Vice President, Human Resources
Joseph Chan	54	Executive Vice President—Asia
Mary Ann Jorgenson	68	Executive Vice President and General Counsel
Richard L. Monty	62	Executive Vice President—Environmental Health and Safety
George F. Knight	53	Senior Vice President—Finance and Treasurer

Craig O. Morrison was elected President and Chief Executive Officer and a director effective March 25, 2002 and was named Chairman of the Board of Directors on June 1, 2005. Prior to joining our Company, he served as President and General Manager of Alcan Packaging’s Pharmaceutical and Cosmetic Packaging business from 1999 to 2002. From 1993 to 1998 he was President and General Manager for Van Leer Containers, Inc. Prior to joining Van Leer Containers, Mr. Morrison served in a number of management positions with General Electric’s Plastics division from March 1990 to November 1993, and as a consultant with Bain and Company from 1987 to 1990. He is a member of the Environmental, Health and Safety and Executive Committees of the Board of Directors. Mr. Morrison’s position as President and Chief Executive Officer, his extensive management experience, and his skills in business leadership and strategy qualify him to serve on our Board of Directors.

William H. Carter was elected Executive Vice President and Chief Financial Officer effective April 3, 1995 and a director November 20, 2001. Throughout his tenure with us, Mr. Carter has been instrumental in the restructuring of our holdings, including serving as a director and interim President and Chief Executive Officer of a former subsidiary, BCP Management Inc., from January to June 2000, and a director and executive officer of WKI Holding Company, Inc. from 2001 to 2003, both of which filed for reorganization under Chapter 11 of the Bankruptcy Code in 2002. Additionally, he has served as a director of Elmer’s Products, Inc., Borden Foods Corporation and AEP Industries, Inc. Prior to joining our Company in 1995, Mr. Carter was a partner, and the engagement partner for Borden Chemical, with Price Waterhouse LLP, which he joined in 1975. He is a member of the Environmental, Health and Safety Committee of the Board of Directors. Mr. Carter’s position as Executive Vice President and Chief Financial Officer, his extensive management experience, and his skills in financial leadership qualify him to serve on our Board of Directors.

Marvin O. Schlanger was elected Director and Vice Chairman of the Board of Directors of the Company on June 1, 2005. Mr. Schlanger served as Chairman and Chief Executive Officer of Resolution Performance and RPP Capital Corporation since November 2001 until the closing of the Hexion Formation. Since October 1998, Mr. Schlanger has been a principal in the firm of Cherry Hill Chemical Investments, LLC, which provides management services and capital to the chemical and allied industries. Mr. Schlanger is also a director of AmeriGas Partners L.P., UGI Corporation, UGI Utilities, and Momentive Performance Materials, Inc., and a director and Chairman of the Board of CEVA Group Plc. Prior to the Hexion Formation, he was a director and Chairman of the Board of RPP Capital and Resolution Specialty Materials, Inc. Mr. Schlanger’s past board experience also includes serving as Chairman of the Board of Directors of Covalence Specialty Materials. Mr. Schlanger is Chairman of the Environmental, Health and Safety Committee of the Board of Directors. In light of our ownership structure and Mr. Schlanger’s position with Apollo and his knowledge of the former RPP and other chemical industry businesses, especially his knowledge and experience with respect to environmental health and safety issues, we believe it is appropriate that Mr. Schlanger serve as a director of the Company.

Joshua J. Harris was elected a director of the Company on August 12, 2004. Mr. Harris is a founding Senior Managing Director at Apollo Global Management, LLC and has served as Managing Partner of certain affiliates of Apollo since 1990. Prior to that time, Mr. Harris was a member of the Mergers and Acquisitions Department of Drexel Burnham Lambert Incorporated. Mr. Harris is also a director of Apollo Global Management, LLC., Berry Plastics Group, CEVA Logistics, Momentive Performance Materials and several non-profit organizations. Prior to the Hexion Formation, Mr. Harris was a director of Resolution Performance Products LLC and Resolution Specialty Materials, Inc. Within the past five years he has also served on the Boards of Directors of Apollo Alternative Assets, L.P., Breuners Home Finishings, General Nutrition Centers, Inc., Noranda Aluminum Holding Corporation, Pacer International, Verso Paper Corp, Covalence Specialty Materials Corp., UAP Holdings, Nalco Corporation, Allied Waste Industries, Inc., Quality Distribution, Inc. and Metals USA, Inc. He is Chairman of the Executive Committee of the Board of Directors. In light of our ownership structure and Mr. Harris’ position with Apollo and his extensive finance skills and business background, we believe it is appropriate for Mr. Harris to serve as a director of the Company.

Scott M. Kleinman was elected a director of the Company on August 12, 2004. Mr. Kleinman is a Partner at Apollo, where he has worked since February 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Mr. Kleinman is also a director of Verso Paper Corp., Momentive Performance Materials, Noranda Aluminum Holding Corporation and Realogy Corporation, all Apollo portfolio companies. Prior to the Hexion Formation, Mr. Kleinman was also a director of Resolution Performance Products LLC and Resolution Specialty Materials, Inc. He is a member of the Executive, Audit, Compensation and Environmental, Health and Safety Committees of the Board of Directors. In light of our ownership structure and Mr. Kleinman’s position with Apollo and his extensive finance and business experience, we believe it is appropriate for Mr. Kleinman to serve as a director of the Company.

Jan Secher was elected a director of the Company on September 18, 2009. Mr. Secher is a Partner at Apollo where he has worked since May 2009. Mr. Secher served as Member of Management of the Board of Clariant AG beginning January 2006 and as Chief Executive Officer of Clariant AG from April 7, 2006 to October 2008. Prior to that, he was Chief Executive Officer of SICPA in Lausanne Switzerland, a privately held ink manufacturer, from May 2003 to December 2005. In addition, Mr. Secher held various leadership positions with ABB Ltd. in Asia, North America and Europe, including serving as an Executive Vice President, Group Processes Division from April 2002 to October 2002, and as Executive Vice President responsible for ABB Ltd’s Manufacturing and Consumer Industries Division from January 2001 to April 2002. Mr. Secher began his career in 1982 at Asea (now ABB), in sales/marketing and product management, which included a five-year assignment in North America. Mr. Secher is also a director of Peak Management AG in Switzerland. In light of our ownership structure and given Mr. Secher’s position with Apollo and his extensive international business experience, especially in specialty chemicals, we believe it is appropriate for Mr. Secher to serve as a director of the Company.

Robert V. Seminara was elected a director of the Company on August 12, 2004. Mr. Seminara is a Partner at Apollo, where he has worked since January 2003. From June 1996 to January 2003, Mr. Seminara served as an officer in the private equity investment group at Evercore Partners LLC, where he held the title Managing Director. He is Chairman of the Audit Committee of the Board of Directors. Within the past five years he also served as a director of Covalence Specialty Materials, World Kitchen, Inc., Berry Plastics Corporation and Skylink Aviation, Inc., all Apollo portfolio companies. In light of our ownership structure and Mr. Seminara’s position with Apollo and his extensive financial and business experience, we believe it is appropriate for Mr. Seminara to serve as a director of the Company.

Jordan C. Zaken was elected a director of the Company on June 29, 2005. Mr. Zaken is a Partner at Apollo, where he has worked since 1999. Prior to that time, Mr. Zaken was employed by Goldman, Sachs & Co. in its Mergers and Acquisitions Department. Mr. Zaken is also a director of Apollo portfolio companies Verso Paper Corp and Parallel Petroleum Corporation. He is the Chairman of the Compensation Committee and a member of the Environmental, Health and Safety Committee of the Board of Directors. In light of our ownership structure and Mr. Zaken’s extensive finance and business experience, we believe it is appropriate for Mr. Zaken to serve as a director of the Company.

Joseph P. Bevilaqua is an Executive Vice President and President of the Epoxy and Phenolic Resins Division, a position he has held since August 10, 2008. Prior to that, he was Executive Vice President and President of the Phenolic and Forest Products Division, a position he held from January 2004 to August 2008. Mr. Bevilaqua joined the Company in April 2002 as Vice President—Corporate Strategy and Development. From February 2000 to March 2002, he was the Vice President and General Manager of Alcan’s global plastics packaging business. Prior to Alcan, Mr. Bevilaqua served in leadership positions with companies such as General Electric, Woodbridge Foam Corporation and Russell-Stanley Corporation.

Julia D. Harp was elected an Executive Vice President and appointed President of the Coatings and Inks Division effective August 3, 2009. In this role, Ms. Harp is responsible for the Company’s global coatings and inks businesses, including polyester resins, acrylic resins and ink resins and additives. Ms. Harp joined the Company as Vice President & General Manager of the Louisville-based Specialty Resins business in 2003. In 2006 Ms. Harp was promoted to Vice President, Global Phenolic Specialty Resins, a position she held until being promoted to her current position. Prior to joining the Company, Ms. Harp served Reichhold, Inc. as Senior Vice President of its Global Composites business, and Owens Corning as President and General Manager-OC Metals, Vice President, Composites Reinforcements, and Vice President, Global Sales. Prior to that, Ms. Harp held various management positions at GE Plastics, Borg Warner Chemicals, Mobay Chemical Corporation and Abtec Chemical (BF Goodrich).

Dale N. Plante was elected an Executive Vice President and appointed President of the Forest Products Division on September 1, 2008. In this role, Mr. Plante is responsible for the Company’s global forest products resins and formaldehyde businesses, as well as our Australian-based Applied Technology Group additives business. Mr. Plante has held a number of assignments with increasing responsibility in his twenty-nine years in the forest products sector with the Company and its predecessor, Borden Chemical, Inc. Prior to becoming President of the Forest Products division, in 2005 Mr. Plante relocated to Rotterdam to become Vice President & Managing Director of Forest Products and Formaldehyde—Europe. Prior to 2005, Mr. Plante was located in Canada working for the Company’s Canadian subsidiary and, from 2004-2005 was North American Sales Manager—Wood Fiber.

Judith A. Sonnett was elected Executive Vice President, Human Resources in September 2007. She has served in various HR leadership roles for the Company and its predecessor, Borden Chemical, Inc., since November 1998. Prior to her election to the position she currently holds, Ms. Sonnett was Vice President, People and Organizational Development from November 2004 thru September 2007, and prior to that, she held the title Vice President, Human Resources for Borden Chemical Inc. from November 1998 thru November 2004. From 1995 to 1998 Ms. Sonnett worked in Human Resources for W.L. Gore and Associates.

Joseph Chan was elected an Executive Vice President of the Company and appointed Managing Director -Asia on January 5, 2009. In this role, Mr. Chan leads the Company’s business expansion efforts in Asia and the building of regional infrastructure and shared services support across the three divisions. Prior to that, from

October 2006 through December 2008, Mr. Chan held the position of Vice President- Asia for the Epoxy and Coatings Resins Division. Prior to joining the Company, from May 2000 to September 2006, Mr. Chan was the Regional Director—Asia Pacific for Johnson Polymer LLC.

Mary Ann Jorgenson was elected Executive Vice President and General Counsel of our Company effective August 1, 2007. She is also a partner in the law firm Squire, Sanders & Dempsey L.L.P., having joined that law firm in 1975. Ms. Jorgenson’s services to the Company are provided pursuant to an arrangement between Squire, Sanders & Dempsey L.L.P. and the Company.

Richard L. Monty was promoted to Executive Vice President—Environmental, Health & Safety June 1, 2005. Prior to the Hexion Formation, he held the position of Vice President—Environmental Health & Safety for Borden Chemical, Inc. beginning January 26, 2004. Prior to joining the Company, he was employed by Huntsman Corporation from July 1992 to January 2004 in various Environmental, Health and Safety positions, ultimately serving as Director, Global Environmental Health & Safety from 2001 to January 2004.

George F. Knight joined the Company in 1997. From 1999-2001 he served as Vice President of Finance for Borden Foods Corporation, an affiliate of the Company. In 2001, he re-joined the Company and was appointed Vice President—Finance and Treasurer of the Company in July 2002. He was promoted to Senior Vice President in June 2005.

Nominating Committee

As a controlled company, we have no Nominating Committee nor do we have written procedures by which security holders may recommend nominees to our Board of Directors.

Audit Committee Financial Expert

Since we are not a listed issuer, there are no requirements that we have an independent Audit Committee. Our Audit Committee consists of Messrs. Kleinman and Seminara, both of whom qualify as audit committee financial experts, as such term is defined in Item 407(d)(5) of Regulation S-K, and neither of whom is independent.

Code of Ethics

We have a Code of Business Ethics that applies to all associates, including our Chief Executive Officer and senior financial officers. These standards are designed to deter wrongdoing and to promote the honest and ethical conduct of all employees. Our Code of Business Ethics is posted on our website: www.hexion.com under “Investor Relations—Corporate Governance.” Any substantive amendment to, or waiver from, any provision of the Code of Business Ethics with respect to any senior executive or financial officer shall be posted on this website.

Compensation Discussion and Analysis

Oversight of the Executive Compensation Program

The Compensation Committee of our Board of Directors (the “Committee”) is responsible for establishing and monitoring compliance with our executive compensation philosophy. The Committee’s overarching goal is that the compensation and benefits provided to executives are reasonable, internally fair and externally competitive. The Committee has the authority to approve all executive compensation, equity and benefit programs.

The Committee sets the principles and strategies that guide the design of our executive compensation program. They annually evaluate the performance and compensation levels of the Chief Executive Officer (the “CEO”) and each of the executive officers who report directly to the CEO. Based on this evaluation, the Committee establishes and approves each executive’s compensation level, including base salary, annual incentive opportunities and long-term incentive opportunities, including any equity-based awards. Throughout this discussion, we refer to the executives named in the Summary Compensation Table included herein as the Named Executive Officers (“NEO’s”). We also refer to our CEO and the executives who report directly to him as the “Senior Leadership Team.” The Senior Leadership Team is currently comprised of 13 individuals.

Executive Compensation Philosophy and Objectives of Executive Compensation Program

Our executive compensation program is designed to focus our CEO and the Senior Leadership Team on our key strategic, financial and operational goals that will translate into long-term value creation for our owners. As a result, we believe that the compensation packages we provide to executives should include a mix of short-term cash-based awards that encourage the achievement of annual goals, and long-term cash and equity-based elements that reward sustained business performance and encourage management stability. The Committee also believes that equity-based awards play an important role in creating incentives for our executives to maximize Company performance and further align the interests of our executives with those of our owners.

Our annual compensation review process includes an evaluation of key objectives and measurable contributions to ensure that the incentives are not only aligned with the Company’s strategic goals, but also enable us to attract and retain a highly qualified and effective management team. The Committee bases its executive compensation decisions on the following philosophy:

•	The compensation program should be designed to support the business with a balance between critical short-term objectives and long-term strategy;

•	Each executive’s total compensation should have a correlation to the scope of his or her responsibilities and relative contributions to the Company’s performance; and,

•	A significant portion of each executive’s total compensation should be variable and contingent upon the achievement of specific financial and operational performance goals.

Our general philosophy is to set base salaries at levels comparable to the general market for the given position, and provide the opportunity for short-term and long-term incentive compensation that will exceed the general market when we perform at or above target levels. Other than in international locations where certain perquisites are customary, for international assignments, or in other unusual circumstances, the Committee generally does not believe in providing perquisites to our executives.

Roles and Responsibilities

The Committee makes all final decisions regarding the compensation of our Senior Leadership Team, and is also responsible for approving new compensation programs, changes to existing compensation programs and equity award grants for all other employees. These decisions, other than decisions regarding their own compensation, are based on recommendations made by the CEO and the Executive Vice President of Human Resources. The compensation of the CEO and the Executive Vice President of Human Resources is determined by the Committee. The Committee uses its discretion and judgment in accepting or modifying management’s recommendations in making its final compensation decisions.

Use of Compensation Data

In order to obtain a general understanding of current compensation practices when setting executive compensation levels, the Committee considers broad-based competitive market data on total compensation packages provided to executives with similar responsibilities at comparable companies within the chemical industry, as well as companies of similar revenues and operational complexity outside the chemical industry. We also use a variety of third salary surveys, including Hay Group PayNet, Towers Perrin Executive Compensation Database and Watson Wyatt Data Services. When making its executive compensation decisions, the Committee evaluates each executive’s scope of responsibility, his or her specific role in value creation and overall contributions to Company performance. The Committee does not engage in formal benchmarking against a set peer group of companies, and neither the Committee nor management engaged a compensation consultant to provide executive compensation advice or recommendations.

The Committee also reviews historical total compensation data on each executive, which includes base salary, target and actual annual incentive compensation and long-term incentive compensation, including equity ownership.

Executive Compensation Actions for 2009

In early 2009, in light of the dramatic volume decreases in most of our businesses in the fourth quarter of 2008, and in conjunction with other urgent cost-saving actions being considered, the Committee considered and approved management’s recommendation that the base salaries of each member of the Senior Leadership Team be reduced by 10%. This decision was made to set a tone for the organization that focusing on the reduction of costs was going to be critical during 2009. This action was not reflective of the performance evaluations of the Senior Leadership Team. In January 2010, in anticipation of modest economic recovery and out of concern for retaining members of the Senior Leadership Team, the Committee voted to restore the Senior Leadership Team’s base salaries to their 2008 levels, effective April 1, 2010. For purposes of calculating any earned incentive under the 2009 annual incentive plan, the Committee approved the use of the base salaries prior to the 10% reduction.

No new equity awards were made to executives in 2009. The Committee established a new long term cash-based incentive plan for executives in 2009 (the “2009 LTIP”). Due to volatile business conditions, the design of the program became cash based rather than equity based and was established to focus management on long-term performance, to assist in executive retention and to compensate for the absence of additional equity grants.

Executive Compensation Components

The following paragraphs describe and analyze the essential components of our executive compensation program: base salaries, annual incentive awards, long-term incentive awards, retirement benefits and international assignment compensation and severance benefits. Unless otherwise noted, the same compensation principles apply to all other non-bargained salaried employees of the Company.

1. Base Salaries

We provide our executives with an annual, fixed base salary commensurate with their professional status, accomplishments, scope of responsibility, and overall impact on the organization. The Committee reviews our executives’ base salary levels annually in conjunction with the annual performance review conducted globally for all non-bargained salaried employees. In addition, the Committee reviews base salaries in conjunction with promotions or significant changes in job responsibilities of the Senior Leadership Team. When approving increases to base salaries, the Committee considers many factors including job performance, total target compensation, impact on value creation and the competitive marketplace. We believe that it is appropriate that the base salaries of our CEO and Chief Financial Officer are set higher than those of our other executive officers due to the broad scope of responsibilities they have for the overall operations of the Company. The base salaries of our Executive Vice Presidents, in relation to each other, generally reflect the size and complexity of the business or functional operations they manage.

2. Annual Incentive Awards

The purpose of our annual incentive program is to provide a short-term performance incentive and to reward participants for delivering increased value to the organization against specific EBITDA, cash flow and EH&S objectives. In order to accomplish this, we have an annual cash incentive plan which uses measurable performance targets. In addition, from time to time the CEO may request a discretionary cash bonus pool to reward exemplary performance, or for retention purposes or in connection with a new hiring or promotion. The CEO makes discretionary bonus recommendations to the Committee for consideration and approval.

Our annual incentive plan awards are targeted at a level that, when combined with base salaries, is intended to yield total annual compensation that is competitive in the marketplace, while performance above the target is intended to yield total annual compensation above the market median. The financial targets for the annual incentive plan for executives and other eligible, salaried employees are identical. We strive to set annual incentive compensation targets that are achievable only through strong performance, believing that this motivates our executives and other participants to deliver ongoing value creation, while allowing the Company to attract and retain a highly talented Senior Leadership Team.

Annual incentive award targets are determined by the Committee as part of the Company’s annual planning process in January. The annual planning process involves the development of an overall budget, which includes incentive compensation targets that consider a number of factors, such as: our prior-year performance; current market trends; integration efforts around acquired businesses; potential pricing actions; raw material projections; the realization of planned productivity initiatives; expansion plans; new product development; and other strategic factors that could potentially impact our operations.

The three metrics used in our 2009 Annual Incentive Compensation Plan (“2009 ICP”) design are Segment EBITDA, EH&S statistics and Cash Flow. The Committee uses Segment EBITDA as the primary profitability measure for determining the level of the Company’s financial performance for management and executive annual incentive compensation purposes. Segment EBITDA is defined as earnings before interest, income taxes, depreciation and amortization (EBITDA) that is adjusted to exclude certain non-cash or non-recurring expenses (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Results of Operations” for a reconciliation of Segment EBITDA to Net Income (loss)). The Segment EBITDA target for the annual incentive plan is set by the Committee based upon factors including, but not limited to, competitive business dynamics in the markets in which we operate, raw material trends, anticipated business unit growth, anticipated cost synergies and business unit budget projections. For the 2009 ICP, the targeted Hexion Segment EBITDA was $475 million. The minimum threshold for an incentive payout under the segment EBITDA measure was established at 94.7% of the target and the maximum payout was established at 110.5% of the target.

The Committee began to emphasize working capital and cash flow measures as part of the annual incentive compensation in 2008. Payout on the working capital goal only resulted if the division EBITDA target was achieved. For the 2009 ICP, a cash flow target was added as a performance component at both the global Hexion and division levels, replacing the previous working capital target for the Division Presidents. The Committee’s purpose in adding this component was to increase focus on cost control and cost reduction actions to preserve an adequate amount of liquidity to fund operations and capital expenditures, service debt and ultimately sustain the business through a difficult economic cycle. Cash flow encompasses EBITDA, net trading capital improvement and/or usage, capital spending and interest paid along with other smaller operating cash flow items such as income taxes paid and pension contributions. The cash flow targets were established as a result of budget projections and reflected a Hexion cash goal of $4 million which was, at the time, considered challenging given the economic conditions that existed during late 2008 and the first quarter of 2009. Minimum and maximum threshold targets were established for each division and for global Hexion. The EBITDA and cash flow measurements act independently such that a payout of one element is possible even if the minimum target threshold for the other is not achieved so that associates continue to maintain focus on critical cash constraints.

Consistent with past plan designs, 10% of the 2009 ICP was based on achievement of EH&S goals. As a chemical manufacturer, our operations involve the use of hazardous materials, and we are subject to extensive environmental regulation. As a result, EH&S is a critical focus for all of our associates. EH&S targets are measured based upon achievement of goals around reducing occupational illness and injury rates (“OIIR”) and environmental incidents such as permit exceedances and hazardous spills. The Hexion EH&S target for 2009 was an OIIR of .97. This goal represents a 10% improvement over prior year actual. Any payout on achievement of an EH&S target is contingent upon the achievement of the Segment EBITDA target.

Each participant’s incentive target award is based on a percentage of his or her base salary. All executives have 50% of their annual incentive compensation tied to annual Hexion or Division Segment EBITDA budget targets, 10% tied to EH&S goals and 40% tied to cash flow budget targets. The following table summarizes the targets and performance components, including individual goals and weightings, for each of our NEO’s.

Name	Incentive Target (% of Base Salary)	Award Payout Range (% of Incentive Target)	Performance Components Individual Goals	Weight
C. Morrison	100%	50% - 200%	Hexion Segment EBITDA Global EH&S Goals Hexion Cash Flow Targets	50 10 40	% % %

W. Carter	70%	50% - 200%	Hexion Segment EBITDA Global EH&S Goals Hexion Cash Flow Targets	50 10 40	% % %

J. Bevilaqua	70%	50% - 200%	Hexion Segment EBITDA Division Segment EBITDA Division EH&S Goals Division Cash Flow Target	10 40 10 40	% % % %

J. Harp	70%	50% - 200%	Hexion Segment EBITDA Division Segment EBITDA Division EH&S Goals Division Cash Flow Target	10 40 10 40	% % % %

J. Sonnett	60%	50% - 200%	Hexion Segment EBITDA Global EH&S Goals Hexion Cash Flow Targets	50 10 40	% % %

We believe that our Division Presidents’ incentive compensation must have a strong tie to their division’s performance where they have the greatest impact and closest line of sight and therefore, 90% of their targets are tied to their division’s results. Please see “Determining Executive Compensation for Named Executive Officers” below for a description of each Named Executive Officer’s performance against the 2009 ICP goals.

3. Long-term Incentive Awards

Equity Awards

The Committee may, from time to time, approve the grant of equity-based awards to our NEO’s, other members of the Senior Leadership Team and other eligible associates. The purpose of equity awards is to provide a long-term performance incentive and to reward the participants for planning and delivering long-term value. Our equity incentive awards cover equity securities of our parent, Hexion LLC, and are generally subject to time-based or performance-based vesting requirements. Time-based awards function as a retention incentive, while performance-based awards are linked to the Company’s attainment of specific long-term objectives. The Company has granted equity awards in the form of options to purchase Hexion LLC units and deferred compensation that is payable in the form of Hexion LLC Units under the 2004 Deferred Compensation Plan (the “2004 DC Plan”). We also granted options to purchase Hexion LLC units and Restricted Stock Awards that are valued as Hexion LLC units but paid in cash under the 2007 Long-Term Incentive Plan (the “2007 Long-Term Plan”). The material terms of these awards are further described in the Narrative to the Outstanding Equity Awards Table.

Long-Term Cash Awards

The Committee may, from time to time, adopt long-term cash award plans for our NEO’s, other members of the Senior Leadership Team and other eligible associates. The purpose of cash based long -term incentive plans is to provide a definite value to the executive after a multi-year period upon the achievement of financial targets and to retain such key employees.

Retaining key talent during difficult business cycles and a depressed share value was a critical focus in early 2009. As a result, the Committee approved the 2009 LTIP to provide management stability during a difficult economic environment and focus key leaders on business sustainability and recovery. The terms of the 2009 LTIP are set forth in the Narrative to the Grants of Plan Based Awards Table.

4. Retirement Benefits

Each of our NEO’s participates in qualified defined-benefit and defined-contribution retirement plans on substantially the same terms as our other U.S. participating employees. In 2009, we froze the non-qualified Executive Supplemental Pension Plan (“ESPP”), which exists to provide retirement benefits above the maximum limitations under an Internal Revenue Service (“IRS”) qualified benefit plan. In July 2009, Hexion’s U.S. pension plans were frozen for all executive and non-executive non-bargained salaried employees. The Company chose to freeze existing defined benefit plans to control the growth of future pension liabilities, reduce administrative costs and equalize retirement benefits among our U.S. associates. In April 2009, we suspended the Company match to the defined contribution plan as a temporary measure due to the significant declines experienced in our businesses in the fourth quarter of 2008 and first quarter of 2009. This shift away from defined benefit plans to defined contribution plans is a growing trend. A new annual retirement contribution benefit was established to replace future pension benefits and is based on a percent of salary determined by years of service. This annual retirement contribution is made to the Company’s defined contribution plan and is in addition to the Company’s matching contributions and Company “achievement” match, which is made to participants’ accounts upon the achievement of Hexion Segment EBITDA targets. There is a description of these plans in the narrative following the Pension Benefits table below.

5. International Assignment Compensation

Benefits provided to employees and executives as part of an international assignment are viewed by the Company as a means to compensate the executive for financial expenses and personal hardships which would not exist if the executive remained in his or her home country. We believe that, as a growing global company, it is necessary to offer this compensation to encourage key employees and executives to temporarily relocate for strategic business reasons. Mr. Bevilaqua’s international assignment package is described in the Narrative to the Summary Compensation table.

6. Severance Benefits

In most cases our NEO’s are entitled to receive severance benefits if their employment is terminated by the Company without cause. Severance benefits for Named Executive Officers are provided pursuant to the terms of the executive’s employment agreement, and generally include base salary and benefits continuation for the same period of time following the executive’s termination of employment that the executive is subject to a non-competition restriction.

Determining Compensation for our Named Executive Officers

President and Chief Executive Officer—Craig O. Morrison

At the beginning of 2009, Mr. Morrison recommended annual goals and objectives for the organization. The goals included a global Hexion Segment EBITDA target, a cash flow from operations target, an EH&S performance target, the implementation of productivity programs to reduce costs and the development of a strategic plan for long-term value creation. These goals supported both critical short-term objectives and long-term value creation and were discussed by the full Board of Directors and subsequently approved by the Committee. Under the 2009 ICP, Mr. Morrison’s incentive is tied to the achievement of the global Hexion Segment EBITDA target, the EH&S target and the cash flow target.

Although the Company did not achieve the 2009 ICP EBITDA target, the Hexion cash flow targets were exceeded and the global EH&S target was met. The Committee believes that Mr. Morrison’s leadership during the worst economic crisis in the Company’s history through his focus on cost-cutting and other productivity initiatives, while at the same time achieving strong environmental and safety metrics and retaining key managers, shows effective leadership and the ability to make tough but necessary decisions for the good of the organization. Toward the achievement of these goals, Mr. Morrison traveled extensively during the year meeting with the Company’s business leaders, customers and suppliers world-wide. The Committee believes that Mr. Morrison’s actions during 2009 have positioned the Company to benefit from an economic recovery, when it occurs.

In light of the Company’s performance, Mr. Morrison was entitled to receive an award of $700,000 under the 2009 ICP; however, during discussions with the Committee, Mr. Morrison requested that he be allowed to forego payment of his earned 2009 incentive as he did not feel it was appropriate for him to take a significant bonus at a time when he had asked associates around the globe to make financial sacrifices due to the economy. Mr. Morrison did not receive any form of non-cash compensation in exchange for declining the incentive payment.

In 2009, the Committee named Mr. Morrison a participant in the 2009 LTIP. Under this new plan Mr. Morrison has the future opportunity to receive up to a maximum of 300% of his January 1, 2009 base salary, provided the financial targets established under the plan are achieved.

Executive Vice President and Chief Financial Officer—William H. Carter

Mr. Carter’s goals for 2009 included achievement of cost savings initiatives for the worldwide Finance department, further refinement of Sarbanes-Oxley (“SOX”) controls procedures and maximizing cash flows from operations to help sustain the business through the economic slowdown. In addition, included within Mr. Carter’s goals was maintaining compliance with the Company’s financial covenants under its debt agreements.

Although the Company did not achieve its 2009 ICP EBITDA target, the Committee believes that Mr. Carter’s leadership was a factor in the Company exceeding its cash flow targets by more than 75% and its performance with respect to its financial covenants. Under Mr. Carter’s direction, the division and corporate finance teams implemented improved processes to keep the businesses focused on cash flow generation and working capital management. In addition, during the fourth quarter of 2009 and the first quarter 2010, Mr. Carter led the Company in a successful issuance of $1 billion in new bonds and commitments from lenders to extend the Company’s credit agreement to 2015. These actions have provided the Company with greater long-term financial stability and resulted in favorable actions by the rating agencies. Toward the achievement of these goals, Mr. Carter traveled extensively during the year meeting with the Company’s business leaders, customers and suppliers world-wide.

Because Hexion failed to achieve the 2009 ICP EBITDA target, Mr. Carter will receive no payment for that portion or the EH&S portion of the incentive compensation plan. However, he will receive $365,659 related to the Company exceeding the cash flow targets under the 2009 ICP.

In 2009, Mr. Carter was named a participant in the 2009 LTIP. Under the plan, Mr. Carter has the future opportunity to receive up to a maximum of 300% of his January 1, 2009 base salary, provided the financial targets established under the plan are achieved.

Executive Vice President and President- Epoxy & Phenolic Resins Division—Joseph P. Bevilaqua

Mr. Bevilaqua’s 2009 goals were focused upon the achievement of Hexion and division EBITDA targets, division cash flow and EH&S targets, productivity goals including six sigma projects and strategic business review goals. The Committee believes that Mr. Bevilaqua’s leadership of the Epoxy & Phenolic Resins Division resulted in positive financial improvement, even though the division did not meet its 2009 ICP Segment EBITDA target. Mr. Bevilaqua’s focus on plant and operational safety led to the achievement of the division EH&S goal. In addition, the division exceeded its cash flow target by 2.3%. Mr. Bevilaqua was successful in implementing productivity objectives and creating a phased divisional growth strategy.

As a result of his division’s performance, Mr. Bevilaqua will receive a $156,660 payment under the 2009 ICP relating to the cash flow target. No payment will be made for achieving the division EH&S target as payment is contingent upon meeting the division segment EBITDA goal.

In 2009, Mr. Bevilaqua was named a participant in the 2009 LTIP. Under the 2009 LTIP, Mr. Bevilaqua has the future opportunity to receive up to a maximum of 300% of his January 1, 2009 base salary, provided that the Hexion financial targets established under the plan are achieved. Mr. Bevilaqua’s target is reflective of the fact that he is responsible for the Company’s largest division.

The Company has an agreement with Mr. Bevilaqua relating to his international assignment, which is described in the Narrative to the Summary Compensation Table. The additional allowances that he receives as part of his international assignment in The Netherlands were not impacted by the 10% base salary reduction that went into effect for the Senior Leadership Team in April 2009.

Executive Vice President and President- Coatings and Inks Division—Julia D. Harp.

In August of 2009, Ms. Harp became an Executive Vice President of the Company and was promoted to the position of President of the Coatings and Inks Division. Prior to that, she led the global Phenolics and Specialty Resins business unit of the Epoxy and Phenolic Resins Division. As a business leader, Ms. Harp’s goals were focused on the achievement of financial and EH&S targets relating to that business unit. At the time of her promotion, her goals were modified to focus on financial and EH&S targets for the Coatings and Inks Division. However, she continued to be responsible for the transition of and consultation on a major productivity initiative for the Phenolics and Specialty Resins business unit as well as continuing cost reduction programs in the Coatings and Inks Division that were initiated by her predecessor.

The Committee believes that Ms. Harp’s leadership was key to the smooth transition of job functions and the achievement by the Coatings and Inks Division of exceeding their Segment EBITDA and cash flow targets, and meeting their EH&S goal. The Committee also recognized Ms. Harp’s performance on the business unit cost savings initiatives. As a result of the achievement of targets under the annual incentive plan, Ms. Harp will receive a payment of $185,741. This payout is calculated based upon the positions she held during the year, and is explained further in the Narrative to the Summary Compensation Table. Ms. Harp also received payments in connection with her promotion, which are discussed in the Narrative to the Summary Compensation Table, including a discretionary bonus. The discretionary bonus was paid in recognition of her successful transition of a major productivity initiative for the Epoxy and Phenolics and Resins Division after moving to her new role within the Coatings and Ink Division.

In 2009, Ms. Harp was named a participant in the 2009 LTIP. Under the plan she has the opportunity to receive up to a maximum of 200% of her 2009 base salary (increased from 100% prior to her promotion), provided the Hexion financial targets established under this plan are achieved.

Executive Vice President Human Resources—Judith A. Sonnett

Ms. Sonnett’s goals for 2009 were similar to those of Mr. Morrison’s and Mr. Carter’s, described above, but in addition she had goals focused on the achievement of HR-related cost savings initiatives to help the Company meet its cash flow targets under the annual incentive plan. Ms. Sonnett’s goals focused on a global 15% reduction in staffing levels with minimal business disruption, reducing pension liabilities while harmonizing benefits within countries, as well as a global in depth review of talent and succession planning, all of which were successfully completed.

The Committee also believes that Ms. Sonnet’s leadership was instrumental to the success of various cost savings initiatives which contributed to the Company exceeding its cash flow targets.

As a result of the Company’s performance, Ms. Sonnett will receive a payment of $169,728 related to exceeding the cash flow goals under the 2009 ICP. Because the Company failed to achieve its segment EBITDA target for 2009, she will receive no payment under that portion or the EH&S portion of the plan.

In 2009, Ms. Sonnett was named a participant in the 2009 LTIP. Under this plan, Ms. Sonnett has the future opportunity to receive up to a maximum of 300% of her January 1, 2009 base salary, provided the financial targets established under the plan are achieved. The Committee determined this target for Ms. Sonnett in recognition of her critical position within the organization and in light of her relatively small equity position.

Compensation Committee Report on Executive Compensation (1)

The Compensation Committee has certain duties and powers as described in its charter. The Compensation Committee is currently composed of the two non-employee directors named at the end of this report. The Compensation Committee has reviewed and discussed with management the disclosures contained in the above Compensation Discussion and Analysis. Based upon this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in this prospectus.

Compensation Committee of the Board of Directors

Jordan C. Zaken (Chairman)

Scott M. Kleinman

(1)	SEC filings sometimes “incorporate information by reference.” This means the Company is referring you to information that has previously been filed with the SEC, and that this information should be considered as part of the filing you are reading. Unless the Company specifically states otherwise, this report shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act or the Exchange Act.

Summary Compensation Table—Fiscal 2009, 2008 and 2007

The following table presents information about the compensation of our CEO, Chief Financial Officer, and our three next most highly compensated executive officers at December 31, 2009, whom we collectively refer to as our NEO’s, for the years ended December 31, 2009, 2008 and 2007.

SUMMARY COMPENSATION TABLE

Names and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (1) (d)	Stock Awards ($) (2) (e)	Options Awards ($) (2) (f)	Non-Equity Incentive Plan Compensation ($) (3) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4) (h)	All Other Compen- sation ($) (5)(6) (i)	Total ($) (j)
Craig O. Morrison President and Chief Executive Officer	2009 2008 2007	810,048 847,956 759,451	— — —	— — —	— — —	700,000 — 649,711	19,002 107,804 63,534	19,561 75,916 36,601	1,548,611 1,031,676 1,509,297	(7)
William H. Carter Executive Vice President and Chief Financial Officer	2009 2008 2007	604,492 646,683 622,382	— — —	— — —	— — —	365,659 — 372,372	21,150 86,824 67,087	31,075 66,431 31,664	1,022,376 799,938 1,093,505
Joseph P. Bevilaqua Executive Vice President, President, Epoxy & Phenolic Resins Division	2009 2008 2007	462,885 459,203 417,853	— 98,000 —	— — —	— — —	156,660 — 275,322	15,665 51,317 31,076	542,819 19,473 26,790	1,178,029 627,993 751,041
Julia D. Harp Executive Vice President, President, Coatings and Inks Division	2009	281,785	74,259	—	—	185,741	7,586	22,408	571,779
Judith A. Sonnett Executive Vice President, Human Resources	2009 2008	327,352 350,200	— 106,111	— —	— —	169,728 —	15,178 33,950	11,719 12,295	523,977 502,556

(1)	For Ms. Harp, the amount represents a discretionary bonus amount awarded to reflect her continued contribution to the Epoxy & Phenolics Resins Division after beginning her new role within the Coatings and Inks Division.
(2)	In accordance with recent changes in SEC rules, the amounts required to be reported in Columns (e) and (f) of the Summary Compensation Table for 2009, 2008 and 2007, must be based on the aggregate grant date fair values of any equity awards granted during those years. As required under SEC rules then in effect, the corresponding amounts previously reported in the Summary Compensation Table for 2008 and 2007 had reflected the aggregate dollar amount recognized for equity awards granted to the executive for financial statement reporting purposes for the applicable year (regardless of the year in which the award was granted). Since we did not grant any new equity awards to our NEO’s in the periods presented, the amounts reported in Columns (e) and (f) of the Summary Compensation Table are zero for each of these years in accordance with the new SEC rules.
(3)	The amounts shown in column (g) reflect the amounts earned under our annual incentive plans. The material terms of the 2009 plan are described in the “Compensation Discussion & Analysis” above. In 2009, Mr. Morrison declined receipt of $700,000 earned under the 2009 ICP, which is further explained in the Compensation Discussion and Analysis section of this report. In addition, Mr. Morrison did not receive any form of non-cash compensation in exchange for declining the incentive payment.
(4)	The amounts shown in column (h) reflect the actuarial increase in the present value of each NEOs’ benefits under our Employees’ Retirement Income Plan and our ESPP (a non-qualified deferred compensation plan).
(5)

The amounts shown in column (i) include company matching contributions to our U.S. Retirement Savings Plan prior the Company suspending its matching contributions effective April 1, 2009. The amount shown also includes Company contributions to the ESPP earned in fiscal 2008 but credited to the NEO’s account in

2009. The aggregate amount of the company matching contributions to these defined contribution plans for each NEO for 2009 was as follows: Morrison—$17,274, Carter—$27,956, Bevilaqua—$30,525 and Sonnett—$10,883.

In addition, for Mr. Bevilaqua, the amount shown includes allowances for international assignment of $511,051, which includes housing expenses and allowances of $75,010, goods and services allowances of $61,646 and payment of Dutch income taxes on Mr. Bevilaqua’s U.S. salary of $250,502. Also included in Mr. Bevilaqua’s international assignment compensation are tax gross-ups of $67,785.

For Ms. Harp the amount also includes $5,867, which represents allowances for use of a vehicle in her previous role and a $10,000 lump sum payment, representing the buyout of the vehicle upon acceptance of her new role within the Coatings and Inks Division.

(6)	A portion of Mr. Bevilaqua’s allowances were paid in euros. A portion of the amount in column (i) was converted to U.S. dollars using the Company’s average 2009 internal exchange rate of 1 euro = U.S. $1.39.
(7)	The amount includes $700,000 earned under the 2009 ICP, the receipt of which was declined by Mr. Morrison.

Narrative to the Summary Compensation Table

The Company has an employment agreement with Mr. Morrison which includes an agreement not to compete with the Company for 18 months following termination, a one-year non-solicitation agreement and a confidentiality agreement. In the event that Mr. Morrison’s employment is terminated by the Board of Directors without cause, Mr. Morrison is entitled, under this agreement, to base salary continuation during the term of his non-compete agreement.

The Company has an employment agreement with Mr. Carter which includes an agreement not to compete with the Company for two years following termination, a one-year non-solicitation agreement and a confidentiality agreement. In the event that Mr. Carter’s employment is terminated without cause, Mr. Carter is entitled, under this agreement, to base salary continuation during the term of his non-compete agreement.

The Company has an agreement with Mr. Bevilaqua relating to his international assignment, which began in November 2008. The additional compensation that he receives as part of his international assignment in The Netherlands was not impacted by the 10% base salary reduction that went into effect for the Senior Leadership Team in April 2009 as they are related to his additional living expenses in the Netherlands. This additional compensation is directly related to additional expenses Mr. Bevilaqua incurs as a result of his international assignment including tax preparation assistance, up to $25,000 per year for family travel while he remains on assignment, relocation and repatriation expenses, a housing allowance of up to $5,000 per month, a monthly goods and services allowance of $4,800 to compensate for the difference in the cost of living internationally and payment of Dutch taxes on his U.S. paid salary. He is also provided with a vehicle under the Company’s European Automobile Policy. Upon the completion of his international assignment, the Company will seek to offer a suitable alternative position to Mr. Bevilaqua in the U.S., and will pay to relocate him back to the U.S. even if no such position is available. Upon repatriation, the Company will provide 60 days of temporary housing and $2,500 for expenses. This agreement can be terminated upon three months notice by either party. In the event that the agreement is terminated by the Company prior to the end of its term, the Company will pay repatriation expenses and other unavoidable expenses incurred as a result of the termination, for up to three months following repatriation. The Company’s 2004 employment agreement with Mr. Bevilaqua includes an agreement not to compete with the Company for 18 months following termination, a one-year non-solicitation agreement and a confidentiality agreement. In the event that Mr. Bevilaqua’s employment is terminated without cause by the Company, he is entitled, under this agreement, to base salary continuation during the term of his non-compete agreement.

In connection with her promotion, the Company entered into an agreement with Ms. Harp for her services. Ms. Harp’s base salary was increased by 10% and her incentive target was increased from 40% to 70% of her base salary, which is consistent with the other Division Presidents’ targets. The agreement also provides for an additional discretionary incentive award based upon her 2009 performance. This award is shown in the above table. Further, Ms. Harp’s award under the 2009 LTIP was increased from 100% of her base salary to 200%. Under her agreement, Ms. Harp received a one-time payment of $10,000, representing the buyout of a company car which was included in her previous position. The agreement also provides for relocation assistance for her move from Louisville, KY to Columbus, OH, including temporary living expenses between August 2009 and September 2010, and relocation under the Company’s Homeowner Buyout program or a $100,000 cash payout to be used toward renting or buying a home in Columbus in lieu of the Homeowner Buyout program. In the event that Ms. Harp’s employment is terminated without cause, she is entitled, under this agreement, to 12 months of base salary continuation, which is in line with the Company’s severance policy for senior executives. She is also bound by a twelve-month non-competition agreement.

Additional information on amounts reported in the Summary Compensation Table is covered in detail for each NEO within the Compensation Discussion & Analysis above.

Grants of Plan Based Awards—Fiscal 2009

The following table presents information about grants of awards during the year ended December 31, 2009 under our 2009 ICP and 2009 LTIP.

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Options Awards ($/Sh) (k)	Grant Date Fair Value of Stock Option Awards ($)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
Craig O. Morrison
2009 ICP	—	175,000	875,000	1,750,000	—	—	—	—	—	—	—
2009 LTIP	—	—	2,625,000	—	—	—	—	—	—	—	—
William H. Carter
2009 ICP	—	130,592	535,429	1,070,858	—	—	—	—	—	—	—
2009 LTIP	—	—	1,958,886	—	—	—	—	—	—	—	—
Joseph P. Bevilaqua
2009 ICP	—	25,000	365,000	730,000	—	—	—	—	—	—	—
2009 LTIP	—	—	1,500,000	—	—	—	—	—	—	—	—
Julia D. Harp
2009 ICP (1)	—	15,000	240,000	480,000	—	—	—	—	—	—	—
2009 LTIP	—	—	600,000	—	—	—	—	—	—	—	—
Judith A. Sonnett
2009 ICP	—	70,720	268,736	537,472	—	—	—	—	—	—	—
2009 LTIP	—	—	1,060,800	—	—	—	—	—	—	—	—

(1)	For Ms. Harp, the threshold, target and maximum amounts granted under the 2009 ICP assume the current target percentage in her current role as President, Coatings and Inks Division was in effect for all of 2009.

Narrative to Grants of Plan Based Awards Table

2009 Annual Incentive Compensation Plan

Our 2009 ICP uses three performance metrics: Segment EBITDA, an EH&S, OIIR statistic and Cash Flow targets. Segment EBITDA is defined as earnings before interest, income taxes, depreciation and amortization (EBITDA) that is adjusted to exclude certain non-cash or non-recurring expenses (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Results of Operations” for a reconciliation of Segment EBITDA to Net Income (loss)). Cash flow encompasses EBITDA, net trading capital improvement and/or usage, capital spending and interest paid along with other smaller operating cash flow items such as income taxes paid and pension contributions. Minimum, target and maximum goals were established for each division and for global Hexion for both EBITDA and cash flow targets. The minimum threshold for an incentive payout under the segment EBITDA measure was established at 94.7% of the target and the maximum payout was established at 110.5% of the target. The EBITDA and cash flow measurements act independently such that a payout of one element is possible even if the minimum target threshold for the other is not achieved.

Consistent with past plan designs, 10% of the 2009 ICP was based on achievement of an EH&S goal. Our EH&S target is measured based upon achievement of a target OIIR. The Hexion EH&S target for 2009 was an OIIR of .97. This goal represents a 10% improvement over prior year actual. Any payout on achievement of an EH&S target is contingent upon the achievement of the Segment EBITDA target.

Each NEO’s incentive target award is based on a percentage of his or her base salary. All executives have 50% of their annual incentive compensation tied to annual Hexion or Division Segment EBITDA, 10% tied to EH&S goals and 40% tied to cash flow targets.

Additional information on the 2009 ICP targets, performance components and weightings for each of our NEO’s can be found in the Compensation Discussion and Analysis section of this prospectus.

2009 Cash-Based Long Term Incentive Plan

Our 2009 LTIP contains two financial performance measures, the attainment of which will generate additional earnings growth and positive free cash flow. The first hurdle which must be met is a cost reduction target with a measurement period of July 2009 through December 2010. The second measure is an annual EBITDA achievement target with a measurement period which begins after December 2009 and runs until the calendar year in which the target is achieved. While the cost reduction target has been achieved, payout of the award amount is determined by time and achieving the plan’s established EBITDA target. The earliest payout date under the 2009 LTIP is first quarter 2011. In the event the EBITDA target is achieved at December 31, 2010, one-half of the participants’ payouts will be paid in first quarter 2011 with the remainder paid in first quarter 2012. In the event the EBITDA target is achieved at December 31, 2011 or in subsequent years, the full incentive amount will be paid in the first quarter following the year of achievement.

The Committee may, in its sole discretion, adjust performance measures, performance goals, relative weights of the measures and other provisions of the plan to the extent (if any) it determines that the adjustment is necessary or advisable to preserve the intended incentives and benefits to reflect (1) any material change in corporate capitalization, any material corporate transaction (such as a reorganization, combination, separation, merger, acquisition, or any combination of the foregoing), or any complete or partial liquidation of the Company, (2) any change in accounting policies or practices, or (3) the effects of any special charges to the Company’s earnings, or (4) any other similar special circumstances. The participants have a target award expressed as a multiplier of the participant’s annual base salary at the rate in effect at the time the participant commences participation in the plan.

Outstanding Equity Awards at Fiscal 2009 Year-End

The following table presents information about outstanding and unexercised options and outstanding and unvested stock awards held by our NEO’s at December 31, 2009. The securities underlying the awards are common units of our parent, Hexion LLC and were granted under the Hexion LLC 2004 Stock Incentive Plan (the “2004 Stock Plan”) and the 2007 Long-Term Plan. See the Narrative below for a discussion of these plans and the vesting conditions applicable to the awards.

	Options Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c) (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Craig O. Morrison
2004 Stock Plan Tranche A	301,514	—	—	6.22	8/12/2014	—	—	—	—
2004 Stock Plan Tranche B	—	301,514	—	6.22	8/12/2014	—	—	—	—
William H. Carter
2004 Stock Plan Tranche A	241,211	—	—	6.22	8/12/2014	—	—	—	—
2004 Stock Plan Tranche B	—	241,211	—	6.22	8/12/2014	—	—	—	—
Joseph P. Bevilaqua
2004 Stock Plan Tranche A	100,505	—	—	6.22	8/12/2014	—	—	—	—
2004 Stock Plan Tranche B	—	100,505	—	6.22	8/12/2014	—	—	—	—
Julia D. Harp
2004 Stock Plan Tranche A	26,817	—	—	6.22	8/12/2014	—	—	—	—
2004 Stock Plan Tranche B	—	26,817	—	6.22	8/12/2014	—	—	—	—
Judith A. Sonnett
2007 Long-Term Plan Options (with performance conditions)	—	—	18,000	10.81	4/30/2015	—	—	—	—
2007 Long-Term Plan 3 Year Vest RSUs	—	—	—	—	—	3,000	4,470	—	—
2007 Long-Term Plan 4 Year Vest RSUs	—	—	—	—	—	3,000	4,470	—	—

(1)	Since equity interests in our parent, Hexion LLC, are not publicly traded, there is no closing market price at the completion of the fiscal year. The market values shown in column (h) are based on the most recent value of a unit of Hexion LLC as determined by Hexion LLC’s board of managers for management equity transaction purposes. In light of differences between the companies, including differences in capitalization, a value of a unit in Hexion LLC does not necessarily equal the value of a share of the Company’s common stock.

Narrative to Outstanding Equity Awards Table

The outstanding options held by Messrs. Morrison, Carter, Bevilaqua and Ms. Harp were granted under the the 2004 Stock Plan and cover equity securities of our parent, Hexion LLC. The “Tranche A” options reported in the table above vested over five years and are fully vested at December 31, 2009. The “Tranche B” options reported in the table are designed to vest on the eighth anniversary of the grant date (August 2004) but are subject to accelerated vesting in connection with a change in control of the Company, if specified internal rates of return for the Company’s investors and target EBITDA levels are met. Since the specified rates of return have already been achieved, if a sale occurs, the options would vest six months after the date of a sale of the Company (or upon a termination of the optionee’s employment by the Company without cause or by the optionee for good reason during this six-month period). Definitions of specific terms used above in relation to vesting of options are found in the 2004 Stock Plan or the agreement that evidences the individual award.

In addition to the options shown above, Messrs. Morrison, Carter, Bevilaqua and Ms. Harp have deferred compensation which is held in the form of deferred stock units in Hexion LLC (Morrison- 241,221 units; Carter- 192,969 units; Bevilaqua- 80,404 units; Harp- 21,453 units). These deferred stock units will be distributed upon termination of employment or retirement and are not shown in the table above.

The outstanding options and restricted stock unit awards held by Ms. Sonnett at year-end were granted under the 2007 Long-Term Plan and cover equity securities of our parent, Hexion LLC. The option awards vest only if our principal shareholder realizes certain internal rates of return on its investment in a sale or other transfer to independent third parties of a majority interest in Hexion LLC. The restricted stock unit awards vest 100% on the third or fourth anniversary of the grant date, which was April 2007, or, upon a change in control event (as defined in the 2007 Long-Term Plan). Vested units will be distributed to the participants upon termination of employment with the Company.

The Compensation Committee administers all long-term equity plans. As is customary in incentive plans of this nature, the terms of outstanding awards under the plans are subject to adjustment upon the occurrence of certain corporate events affecting the securities underlying the award.

In 2005 and 2006, Hexion LLC declared extraordinary dividends to its unit holders in the 2004 Stock Plan. To preserve the value of the then-outstanding Hexion LLC options, dividend equivalent payments were designated for the holders of the Hexion LLC options based on the dividends paid by Hexion LLC. Payment of these dividend equivalents was deferred until two years after the dividend payment date (or, if later, until the date the underlying option vests). Mr. Morrison was entitled to a dividend equivalent payment of $771,643 in October 2009 for options that vested in August 2009. Due to the economic conditions facing the Company at that time, Mr. Morrison declined receipt of this payment. He did receive a distribution from Hexion LLC of membership interests in Borden Holdings LLC in the amount of $8,055. Mr. Carter was entitled to a dividend payment of $617,315 in October of 2009 for options that vested in August 2009. Mr. Carter also declined receipt of the payment. He did receive a distribution from Hexion LLC of membership interests in Borden Holdings LLC in the amount of $6,444. Mr. Bevilaqua and Ms. Harp received dividend equivalent payments in October 2009 for options that vested in August 2009 in the amounts of $257,214 and $68,630, respectively, and received distributions of membership interests in Borden Holdings LLC valued at $2,685 and $716, respectively.

Option Exercises and Stock Vested—Fiscal 2009

This table is omitted because none of our NEO’s exercised options during 2009, and no stock awards held by any NEO vested during 2009.

Pension Benefits—2009

The following table presents information regarding the present value of accumulated benefits that may become payable to each of the NEO’s under our qualified and nonqualified defined-benefit pension plans as of December 31, 2009.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Craig O. Morrison	ERIP	7.75	116,232	—
	Supplemental ERIP	7.75	392,198	—

William H. Carter	ERIP	14.75	205,322	—
	Supplemental ERIP	14.75	531,152	—

Joseph P. Bevilaqua	ERIP	7.75	105,051	—
	Supplemental ERIP	7.75	115,447	—

Julia D. Harp	ERIP	6	70,202	—
	Supplemental ERIP	6	33,101	—

Judith A. Sonnett	ERIP	11.17	139,413	—
	Supplemental ERIP	11.17	70,891	—

Narrative to Pension Benefits Table

U.S. Employees’ Retirement Income Plan (“ERIP”) and Supplemental ERIP Plan

Effective June 30, 2009, the benefits associated with these plans were frozen. Although participants will continue to receive interest credits under the plan, no additional compensation will be credited. The ERIP covered U.S. employees who work in locations and/or business units associated with the former Borden Chemical to provide benefit credits equal to 3% of earnings to the extent that this credit does not exceed the Social Security wage base for the year plus 6% of eligible earnings in excess of the social security wage base.

The Supplemental ERIP provides non-qualified pension benefits in excess of the qualified ERIP plan. The benefit calculation is the same as the qualified ERIP but the formula is only applied to compensation above the federal limits for qualified plans. The benefits are unfunded and paid from our general assets upon the associates’ termination from the Company.

Under both the ERIP and Supplemental ERIP, earnings include annual incentive awards that are paid currently, but exclude any long-term incentive awards. Benefits for service through December 31, 1986 are based on the plan formula then in effect and have been converted to opening balances in the plan. Both opening balances and benefit credits receive interest credits at one-year Treasury bill rates until the participant begins to receive benefit payments. The interest rate that was determined under the plan for fiscal 2009 was 1.07%. Benefits vest after the completion of five years of employment for all employees hired on or after July 1, 1990.

Effective July 1, 2009 as a replacement for the benefits under the frozen ERIP, participants in the Savings Plan (defined below) are eligible for an annual retirement contribution based on years of service. Participants in the Savings Plan begin vesting in the Company matching contributions and the annual retirement contribution (between 2% and 7%) after two years of service and are fully vested after five years of service.

For a discussion of the assumptions applied in calculating the benefits reported in the table above, please see Note 13 to the consolidated financial statements of Hexion Specialty Chemicals, Inc. included elsewhere in this prospectus.

U.S. Retirement Savings Plan (“Savings Plan”)

The Savings Plan, which is a defined contribution plan, covers U.S. employees. This plan allows eligible employees, including our five NEO’s, to make pre-tax contributions from 1% to 15% of eligible earnings for highly compensated employees and 25% for all other employees up to the federal limits for qualified plans. Those employees are also eligible to receive matching contributions from the Company at 100% on contributions of up to 5% of eligible earnings. Additional company contributions may be made if we achieve specified annual financial measures established at the beginning of the plan year. The Company matching contributions were suspended for all participants effective April 1, 2009 through the end of 2009. Company matching contributions are reflected in Column (i) in the Summary Compensation table. The Committee voted in January 2010 to resume the Company matching contributions to the Savings Plan beginning May 1, 2010.

Nonqualified Deferred Compensation—2009

The following table presents information on contributions to, earnings accrued under and distributions from our non tax-qualified defined contribution and other nonqualified deferred compensation plans. We have two non tax-qualified deferred compensation plans: the ESPP (discussed in the Narrative to the Pension Benefits table) and the 2004 DC Plan, described below. Effective January 1, 2009, the benefits provided by the registrant and all participant contributions under the ESPP were frozen.

Name (a)	Executive Contributions in Last FY ($) (1) (b)	Registrant Contributions in Last FY ($) (1) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Craig O. Morrison
ESPP	2,949	5,024	24,787	—	833,041
2004 DC Plan	—	—	—	—	359,405

William H. Carter
ESPP	—	16,944	48,771	—	1,595,757
2004 DC Plan	—	—	—	—	287,524

Joseph P. Bevilaqua
ESPP	7,538	18,275	10,754		326,748
2004 DC Plan	—	—	—	—	119,802

Julia D. Harp
ESPP	—	—	—	—	—
2004 DC Plan	—	—	—	—	31,965

Judith A. Sonnett
ESPP	—	1,169	2,320	—	74,626
2004 DC Plan	—	—	—	—	—

(1)	The amounts in column (b) are included in the amounts reported as salary in the Summary Compensation Table for each of our NEOs who participate in the ESPP. The amounts in column (b) and (c) are only the “make-up benefit” for the benefits limited under the Internal Revenue Code for our Savings Plan. Although the benefits under the ESPP were frozen as of January 1, 2009, amounts depicted in column (c) represent the actual cash contributions from 2008 credited to the NEO’s account in 2009.

U.S. Executives’ Supplemental Pension Plan (“ESPP”)

Effective January 1, 2009, the benefits associated with this plan were frozen. This plan provided supplemental retirement benefits and voluntary employee deferral opportunities at the point that the terms of the Savings Plan are restricted by federal qualified plan compensation limits. Our NEOs had the opportunity to participate in the plan; however, Ms. Harp declined. The ESPP benefits are unfunded and paid from our general assets upon the associate’s termination from the Company. Earnings are credited to the participant’s accounts at one-year Treasury bill rates until the participant begins to receive benefit payments. The interest rate that was determined under the plan for fiscal 2009 was 1.07%.

2004 Deferred Compensation Plan (“2004 DC Plan”)

In 2004, in connection with the acquisition of the Company by Apollo, Messrs. Morrison, Carter, Bevilaqua and Ms. Harp deferred the receipt of compensation and were credited with a number of deferred stock units in Hexion LLC (Morrison- 241,221 units; Carter- 192,969 units; Bevilaqua- 80,404 units; Harp- 21,453 units). These deferred stock units are held pursuant to the 2004 DC Plan and will be distributed upon their termination of employment or retirement.

Potential Payments Upon Termination of Employment

No Accelerating Event

Name	Cash Severance ($)	Continued Health Benefits ($)	Outplacement Services Allowance ($)
Craig O. Morrison	1,312,500	24,065	25,000
William H. Carter	1,305,924	17,979	15,000
Joseph P. Bevilaqua	750,000	12,498	15,000
Julia D. Harp	300,000	11,019	15,000
Judith A. Sonnett	353,600	—	15,000

Upon a termination of employment for any reason, we would distribute to Messrs. Morrison, Carter, Bevilaqua and Harp the Hexion LLC common units credited to them under the 2004 DC Plan (Morrison- 241,221; Carter- 192,969; Bevilaqua- 80,404; Harp- 21,453) as well as payment of benefits under the ESPP, as described in the Nonqualified Deferred Compensation table above. We have given these executives a right to require the Company to purchase their common units, and any units acquired upon the exercise of vested options, at fair value following their separation from the Company if the Company has not consummated an initial public offering. Following their termination of employment for any reason, Messrs. Morrison, Carter, Bevilaqua, Harp and Sonnett would also receive payment of their pension benefits under the ERIP and Supplemental ERIP plans.

As noted above in the Narrative to the Outstanding Equity Awards Table, our Named Executive Officers may also be entitled to accelerated vesting of their outstanding equity awards under the 2004 Stock Plan and 2007 Long-Term Plan in connection with a sale of the Company or Hexion LLC. Please see the Narrative to the Outstanding Equity Awards Tables above for additional information on the outstanding awards held by our NEO’s at December 31, 2009 and the terms of these awards. There was no value in any of the stock options held by our NEO’s at December 31, 2009 as the option exercise prices all exceeded the year-end unit value. Ms. Sonnett holds 6,000 restricted stock units under the 2007 Long-Term Plan which are not yet vested. The aggregate value of these units was $8,940 at year-end.

The cash severance shown in the table above is based upon the executive’s employment agreement, where applicable and as described in the Narrative to the Summary Compensation Table, or reflects the terms of Hexion’s severance guidelines. The severance amount shown for Ms. Sonnett is the low end of the range of severance for which she would be eligible under corporate severance guidelines, in light of her position and her length of service to the Company.

Please see the Compensation Discussion and Analysis section above for a discussion of how the foregoing payments and benefits were determined.

Director Compensation—Fiscal 2009

We have omitted the Director Compensation table for the year ended December 31, 2009 for the reasons explained below.

Due to the severe economic downturn, the Board of Directors elected to suspend their director fees. As a result, no fees were paid to our non-employee directors for their services during fiscal year 2009. Until the fourth quarter of 2008, we paid our non-employee directors an annual cash retainer of $40,000, paid quarterly after each fiscal quarter of service, and a fee of $1,000 for each board and committee meeting attended in person. Fifty percent of the meeting fee is paid for board and committee meetings attended by teleconference. Directors who are also employees of the Company receive no additional compensation for their service as Directors. Directors are eligible to receive equity-based awards from time to time on a discretionary basis. Beginning with the fourth quarter 2008, in reaction to our third quarter financial results, and in anticipation of the economic downturn, we suspended payment of director fees. This suspension of fees continued through fiscal 2009. In January, 2010, the Committee approved the reinstatement of fees to Directors.

At December 31, 2009, Messrs. Harris, Kleinman, Schlanger, Seminara and Zaken held options covering 86,748; 86,748; 278,368; 28,141 and 28,141 common units, respectively, in Hexion LLC. All of the options held by Mr. Schlanger and Mr. Zaken are fully vested. Of the options held by Messrs. Harris and Kleinman, 58,607 are fully vested. The remainder of Messrs. Harris and Kleinman’s options and all of Mr. Seminara’s options vest upon an initial public offering or sale of the company.

Compensation Committee Interlocks and Insider Participation

Messrs. Zaken and Kleinman, whose names appear on the Compensation Committee Report above, are partners of Apollo, our controlling shareholder. Mr. Kleinman was appointed to the Compensation Committee in March 2009. Neither of these directors is or has been an executive officer of the Company. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of our Compensation Committee during the fiscal year ended December 31, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of Hexion common stock, as of March 1, 2010, and shows the number of shares and percentage owned by:

•	each person known to beneficially own more than 5% of the common stock of Hexion;

•	each of Hexion’s 2009 NEO’s;

•	each member of the Board of Directors of Hexion; and

•	all of the executive officers and members of the Board of Directors of Hexion as a group.

Hexion LLC owns 100% of our outstanding common stock. Apollo, other investors and certain members of our management own their interests in our common stock set forth below through their ownership of Hexion LLC. Apollo has sole voting power and investment power with respect to the shares of the Company owned by Hexion LLC. Leon D. Black and John J. Hannan are the directors and executive officers of entities which have dispositive voting or investment control over the other entities or funds affiliated with Apollo that control Hexion LLC. Although Messrs. Black and Hannan may each be deemed a beneficial owner of shares of Hexion beneficially owned by Apollo, each such person disclaims beneficial ownership of such shares.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock, and has not pledged any such shares as security.

Name of Beneficial Owner	Beneficial Ownership of Equity Securities
	Shares	Percent
Apollo Management, L.P. (1)	75,154,789	89.9%
Joshua J. Harris (1)(2)	58,607	*
Scott M. Kleinman (1)(2)	58,607	*
Robert V. Seminara (1)(2)	—	*
Jordan C. Zaken (1)(2)	28,141	*
Marvin O. Schlanger (3)	803,586	*
Jan Secher	—	*
Craig O. Morrison (4)	301,514	*
William H. Carter (5)	241,211	*
Joseph P. Bevilaqua (6)	100,584	*
Julia D. Harp (7)	26,816	*
Dale N. Plante	—	*
Judy Sonnett	—	*
All Directors and Executive Officers as a group (16 persons) (8)	1,692,735	2.0%

*	less than 1%
(1)	Represents the ownership interest in the Company indirectly attributable to Apollo through Apollo’s ownership of Hexion LLC. The address of AIF Hexion Holdings, LP and Apollo is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

(2)

Although each of Messrs. Harris, Kleinman, Seminara and Zaken may be deemed a beneficial owner of Hexion units beneficially owned by Apollo due to his status as a partner or senior partner of Apollo, each such person disclaims beneficial ownership of any such units. For Messrs. Harris and Kleinman, this includes 58,607 units issuable upon the exercise of options granted to each of Messrs. Harris and Kleinman that were vested as of the date hereof. For Mr. Zaken, this includes 28,141 units issuable upon the exercise of options granted that were vested as of the date hereof. The address of Messrs. Harris, Kleinman, Seminara and Zaken is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

(3)	Includes 278,368 units subject to option currently exercisable.
(4)	Represents 301,514 units subject to option currently exercisable. Does not include 241,211 deferred units credited to Mr. Morrison’s account.
(5)	Represents 241,211 units subject to option currently exercisable. Does not include 192,969 deferred units credited to Mr. Carter’s account.
(6)	Represents 100,584 units subject to option currently exercisable. Does not include 80,404 deferred units credited to Mr. Bevilaqua’s account.
(7)	Represents 26,816 units subject to option currently exercisable. Does not include 21,453 deferred units credited to Ms. Harp’s account.
(8)	Includes 1,167,517 units of common stock issuable upon the exercise of options granted to our directors and executive officers that were vested as of the date hereof. Does not include 595,033 deferred common stock units.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

We have a written Statement of Policy and Procedures Regarding Related Person Transactions that has been adopted by our Board of Directors.

The policy requires the Company to establish and maintain procedures for identifying potential or existing transactions between the Company and related persons. The policy generally adopts the definitions of “related person” and “transaction” set forth in Regulation S-K Item 404 under the Securities Act and the Exchange Act.

The types of transactions that are covered by our policy include financial and other transactions, arrangements or relationships in which the Company or any of its subsidiaries is a participant and in which a related person has a direct or indirect material interest, where the amount involved exceeds $75,000.

Related persons include directors and director nominees, executive officers, shareholders beneficially owning more than 5% of the Company’s voting stock, and immediate family members of any of the previously described persons. A related person could also be an entity in which a director, executive officer or 5% shareholder is an employee, general partner or 5% shareholder.

Transactions identified by management that are between the Company and a related person that involve amounts exceeding $75,000 will be reviewed by the Board, the Audit Committee, or another appropriate committee of the Board. In certain situations, the Board or a committee may delegate authority to an individual Board member to review related person transactions.

Under the policy, the Board or a committee of the Board is directed to approve only those related person transactions that are determined by them in good faith to be in, or not inconsistent with, the best interest of the Company and its shareholders. In making this determination, all available, relevant facts and circumstances will be considered, including the benefits to the Company; the impact of the transaction on the related person’s independence; the availability of other sources of comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees in general.

Our policy recognizes that there are situations where related person transactions may be in, or may not be inconsistent with, the best interests of the Company and its shareholders, especially while we are a “controlled company”.

There were no new related person transactions that were deemed material since the beginning of the last fiscal year. In addition, there were no material related person transactions where our policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed.

Related Transactions

Management Consulting Agreement

We have an amended and restated management consulting agreement (the “Agreement”) with Apollo which allows Apollo and its affiliates to provide certain advisory services to us for a seven year period, with an automatic extension of the term for a one year period beginning on the fourth anniversary of the commencement of the Agreement, which was May 31, 2005, and at the end of each year thereafter, unless notice to the contrary is given by either party. The Agreement provides for an annual fee equal to the greater of $3 million or 2% of Adjusted EBITDA, as defined in the indentures governing our notes. In addition, we are also required to pay Apollo a transaction fee if we engage in any merger, acquisition or similar transaction unless we are unable to mutually agree upon the terms of Apollo’s engagement, in which case, we will be able to retain another special advisor. Due to the current economic downturn, Apollo suspended its 2009 annual fees, and as such, we did not pay any amounts to Apollo in 2009 under the Agreement. Under the Agreement, we have also agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for potential losses relating to the services contemplated under this Agreement. If this Agreement is terminated in connection with a sale of the company or an initial public offering, we will be required under the terms of the Agreement to pay Apollo a lump-sum amount equal to the net present value of the remaining annual management fees owing and payable by us until the expiration of the Agreement, determined using an applicable discount rate.

Transactions related to the Terminated Merger Agreement and Settlement with Huntsman

In connection with the terminated Huntsman merger and related litigation settlement agreement and release among the Company, Huntsman and other parties entered into on December 14, 2008, the Company paid Huntsman $225 million. The settlement payment was funded to the Company by an advance from Apollo, while reserving all rights with respect to reallocation of the payments to other affiliates of Apollo. Under the provisions of the settlement agreement and release, the Company is contractually obligated to reimburse Apollo for any insurance recoveries on the $225 million settlement payment, net of expense incurred in obtaining such recoveries. Apollo has agreed that the payment of any such insurance recoveries will satisfy the Company’s obligation to repay amounts received under the $225 million advance. The Company has recorded the $225 million settlement payment advance as a long-term liability at December 31, 2009. As of December 31, 2009, the Company has not recovered any insurance proceeds related to the $225 million settlement payment.

Other Financing Arrangements

Pursuant to the settlement agreement and release, certain affiliates of Apollo have entered into a commitment letter with the Company and Hexion LLC pursuant to which they committed to purchase $200 million in preferred units and warrants of Hexion LLC by December 31, 2011. Prior to the purchase of all the preferred shares and warrants, certain affiliates of Apollo have committed to provide liquidity facilities to Hexion LLC or us on an interim basis. The aggregate liquidity facilities outstanding, together with the purchase price for any purchased preferred shares and warrants, will at no time exceed $200 million. In connection therewith, on March 3, 2009, certain affiliates of Apollo extended a $100 term loan to us and an affiliate of ours (the “Term Loan”). The Term Loan was fully funded on March 6, 2009 and will mature on December 31, 2011 with interest at adjusted LIBOR plus 2.25% per annum. Interest expense incurred during the year ended December 31, 2009 on this loan arrangement was $3.

In December 2009, we entered into accounts receivable purchase and sale agreements to sell $104 of our trade accounts receivable to affiliates of Apollo on terms which management believes were more favorable to the Company than could have been obtained from another party. The agreements provide for the sale of receivables at a discount relative to their carrying value in exchange for all interests in such receivables. We also retain the obligation to service the collection of the receivables on the affiliates’ behalf. Fees for the servicing were less than $1 for the year ended December 31, 2009.

Director Independence

We have no securities listed for trading on a national securities exchange or in an automated inter-dealer quotation system of a national securities association which has requirements that a majority of our Board of Directors be independent. For purposes of complying with the disclosure requirements of the SEC, we have adopted the definition of independence used by the New York Stock Exchange. Under the New York Stock Exchange’s definition of independence, none of our directors is independent.

DESCRIPTION OF OTHER INDEBTEDNESS

Other than the notes, Hexion has the following secured indebtedness outstanding:

•	the senior secured credit facilities; and

•	the Second-Priority Senior Secured Notes.

Each of the foregoing are secured by separate collateral agreements with substantially identical terms and covering substantially identical collateral subject to exceptions for foreign collateral pledged in favor of lenders under the senior secured credit facilities. In addition, HA-International, LLC and non-U.S. subsidiaries in countries including Brazil, Italy, Finland and Korea have various secured credit facilities and other arrangements with lenders.

First-Priority Lien Obligations

Senior Secured Credit Facilities

On January 29, 2010, we amended our senior secured credit facilities pursuant to an amendment and restatement of the credit agreement governing the credit facilities. Our senior secured credit facilities provide for a $225 million revolving credit facilities, which includes:

•

revolving credit subfacilities for Hexion, Hexion Canada, as the Canadian subsidiary borrower, Hexion Specialty Chemicals UK Limited and Borden Chemical UK Limited, as the U.K. subsidiary borrowers and Hexion Specialty Chemicals B.V., as the Dutch subsidiary borrower;

•	a letter of credit subfacility of $100 million to be made available for our account and the accounts of our Canadian, U.K., and Dutch subsidiary borrowers; and

•	a $30 million swingline loan subfacility made available for our account and the accounts of the U.K. and Dutch subsidiary borrowers.

We and our Canadian, U.K. and Dutch subsidiary borrowers use our revolving credit facility for, among other things, our and our respective subsidiaries’ working capital and other general corporate purposes, including, without limitation, effecting permitted acquisitions and investments.

In late December 2009 and early January 2010 we entered into the Revolver Extensions whereby we extended our revolving facility commitments from lenders, which will take effect upon the May 31, 2011 maturity of the existing revolving facility commitments. The new commitments will extend the availability of the revolving facility to February 2013. The new revolving loans, which cannot be drawn until the existing revolving facility matures, will bear interest at a rate of LIBOR plus 4.50%. The extension also requires a 2.00% annual ticking fee to be paid quarterly on committed amounts until the extended revolving facility is effective.

Our senior secured credit facilities also provide for a term loan facility, the aggregate outstanding principal amount of which, as of December 31, 2009 as adjusted for the Offering Transactions, would have been approximately $1.4 billion (of which, after taking into account scheduled amortization, approximately $451 million matures in May 2013 and approximately $884 million matures in May 2015) and a seven-year $50 million synthetic letter of credit facility, with such term beginning in May 2006, under which $50 million was deposited by lenders to be used to fund any drawn letters of credit under the facility. This facility is available for letters of credit for our account.

Our senior secured credit facilities also permit us to obtain up to an additional $200 million of credit facilities (the “additional credit facilities”), without the consent of the existing lenders under our senior secured credit facilities.

Scheduled Amortization Payments and Mandatory Prepayments

Our term loan facility and our synthetic letter of credit facility under the senior secured credit facilities provide for quarterly and annual amortization payments, respectively, in each case totaling 1% per annum, with the balance payable or returnable, respectively, upon the final maturity date.

In addition, our senior secured credit facilities require us to prepay outstanding term loans subject to certain exceptions, with:

•	100% of the net cash proceeds of asset sales and dispositions;

•

50% of our excess cash flow if our senior secured bank leverage ratio is greater than 3.25:1.0 (reducing to 25% if our senior secured bank leverage ratio is less than or equal to 3.25:1.0 and to 0% if our senior secured bank leverage ratio is less than or equal to 3.0:1.0;

•

if our senior secured bank leverage ratio is greater than 3.0:1.0, 100% of the net cash proceeds received from issuances of debt, subject to exceptions with respect to debt that we and our subsidiaries may incur under the negative covenants.

Voluntary Prepayments and Reduction and Termination of Commitments

We are able to voluntarily prepay loans and permanently reduce the loan commitments or return synthetic letter of credit deposits under our senior secured credit facilities at any time without premium or penalty, subject to the payment of customary LIBOR or EURO LIBOR breakage costs, if any. The revolving loan commitment and the synthetic letter of credit facility commitment may not be reduced to less than the outstanding balance of loans (in the case of the revolving loan commitment) and letter of credit obligations under such commitment on the date of such reduction. In addition, we are able to terminate our senior secured credit facilities without paying a premium or penalty upon prior written notice, and, in some cases, we may revoke such notice. Upon termination, we will be required to repay all obligations outstanding under our senior secured credit facilities and to satisfy or cash collateralize all outstanding letter of credit obligations.

Interest and Applicable Margins

The interest rates with respect to term loans to Hexion and to the Dutch subsidiary borrower under our senior secured credit facilities are based on, at our option, adjusted LIBOR (or EURO LIBOR for the Dutch subsidiary borrower) plus 2.25%, with respect to term loans maturing in May 2013, and 3.75%, with respect to term loans maturing in May 2015, or a Dollar base rate plus 0.75%, with respect to term loans maturing in May 2013, and 2.25%, with respect to term loans maturing in May 2015.

The interest rates with respect to revolving loans to Hexion under our senior secured credit facilities are based on, at our option, adjusted LIBOR plus 2.50% or a Dollar base rate plus 1.00%.

The interest rates with respect to revolving loans to the Canadian subsidiary borrower under our senior secured credit facilities are based on (a) for loans made in dollars, at our option, adjusted LIBOR plus 2.50% or a base rate (based on a reference rate for Dollar denominated loans made in Canada) plus 1.00%, or (b) for loans made in Canadian Dollars, at our option, a Canadian Bankers’ Acceptances rate plus 2.50% or a Canadian Dollar base rate plus 1.00%.

The interest rates with respect to revolving loans to the U.K. subsidiary borrowers under our senior secured credit facilities are based on (a) for loans made in dollars, at our option, adjusted LIBOR plus 2.50% or a Dollar base rate plus 1.00%, (b) for loans made in Sterling, at our option, adjusted LIBOR plus 2.50% or a Sterling base rate plus 1.00% or (c) for loans made in euros, at our option, EURO LIBOR plus 2.50% or a Euro base rate plus 1.00%.

The interest rates with respect to revolving loans to the Dutch subsidiary borrower under our senior secured credit facilities are based on, at our option, EURO LIBOR plus 2.50% or a Euro base rate plus 1.00%.

These applicable margins are, with respect to loans under our revolving credit facility, subject to prospective adjustment on a quarterly basis depending on our consolidated leverage ratio. Following and during the continuance of an event of default, overdue amounts owing under our senior secured credit facilities will bear interest at a rate per annum equal to the rate otherwise applicable thereto plus an additional 2.0%.

Guarantees and Collateral

Our obligations under our senior secured credit facilities and under any interest rate protection or other hedging arrangements entered into with a lender or any affiliate thereof and under cash management lines of credit with a lender, any affiliate thereof or certain other financial institutions are guaranteed (i) prior to the initial public offering of our common stock, by our immediate parent, Hexion LLC, and (ii) at all times, by each of our existing and subsequently acquired or organized material domestic subsidiaries, excluding HA-International, LLC and other unrestricted subsidiaries. All obligations of the foreign subsidiary borrowers under our revolving credit facility are guaranteed (i) prior to the initial public offering of our common stock, by Hexion LLC and (ii) at all times, by us, the U.S. subsidiary guarantors, the other foreign subsidiary borrowers and our and their respective material subsidiaries in the United States, the United Kingdom, Germany, the Netherlands and Canada (excluding subsidiaries in the United Kingdom, Germany, the Netherlands, Canada and the United States that are unrestricted subsidiaries) and Hexion Specialty Chemicals Barbastro S.A. and Hexion Specialty Chemicals Iberica, S.A.

Our senior secured credit facilities are secured by substantially all the assets of (i) prior to the initial public offering of our common stock, Hexion LLC, which consists of a perfected first-priority pledge of all our capital stock and (ii) at all times, us and the subsidiary guarantors, including but not limited to: (a) a first-priority pledge of substantially all capital stock held by us or any subsidiary guarantor (which pledge, with respect to obligations in respect of the U.S. borrowings secured by a pledge of the stock of any first-tier foreign subsidiary, shall be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of us and each subsidiary guarantor (except for Hexion Specialty Chemicals Barbastro S.A. and Hexion Specialty Chemicals Iberica, S.A., whose guarantees are unsecured).

Notwithstanding the foregoing, (i) assets of foreign subsidiary guarantors secure obligations in respect of the foreign borrowings, (ii) subject to certain exceptions, the collateral does not include (A) any real estate, fixtures or equipment of us or any of our subsidiaries located within the United States (except for assets that our Board of Directors determines do not constitute principal property under the indentures for our debentures due 2016, 2021 and 2023) and (B) any capital stock or evidence of indebtedness for borrowed money of certain subsidiaries held by us or our subsidiaries and (iii) assets of Hexion LLC, us or our domestic subsidiaries do not secure term loan obligations of our Dutch subsidiary borrower.

Covenants

Our senior secured credit facilities contain financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants in the senior secured credit facilities include, among other things, limitations (none of which are absolute) on our ability to:

•	declare dividends and make other distributions;

•	redeem or repurchase our capital stock;

•	prepay, redeem or repurchase certain of our subordinated indebtedness;

•	make loans or investments (including acquisitions);

•

incur additional indebtedness, except that we may incur indebtedness so long as our consolidated leverage ratio is not greater than 6.0:1.0, and we may incur other indebtedness pursuant to one or more issuances of additional senior secured notes or loans so long as, among other things, an agreed amount of the net cash proceeds from any such issuance are used to prepay term loans and/or revolving loans under our senior secured credit facilities at par;

•

grant liens, except that we may grant liens in connection with permitted incurred indebtedness, or so long as our senior secured bank leverage ratio is not greater than 4.0:1.0 and we comply with certain other limitations;

•	enter into sale-leaseback transactions;

•	modify the terms of subordinated debt or other material agreements;

•	change our fiscal year;

•	restrict dividends from our subsidiaries or restrict liens;

•	enter into new lines of business;

•	recapitalize, merge, consolidate or enter into acquisitions;

•	sell our assets; and

•	enter into transactions with our affiliates.

In addition, our senior secured credit facilities require us to maintain a maximum senior secured bank leverage ratio and require us to comply with a maximum capital expenditure limitation.

Events of Default

The events of default under our senior secured credit facilities include, without limitation, nonpayment, misrepresentations, breach of covenants, insolvency, bankruptcy, certain judgments, change of control (as defined in the credit agreement that governs our senior secured credit facilities) and cross-defaults.

Second-Priority Senior Secured Notes

General

The Second-Priority Senior Secured Notes consist of (i) $625 million original aggregate principal amount of face value of 9.75% Second-Priority Senior Secured Notes due 2014 and (ii) $200 million original aggregate principal amount of face value of Second-Priority Senior Secured Floating Rate Notes due 2014. As part of the Debt Repurchases we purchased and extinguished portions of the Second-Priority Senior Secured Notes, as a result, as of December 31, 2009, we had (i) $533 million outstanding aggregate principal amount of face value of 9.75% Second-Priority Senior Secured Notes due 2014 and (ii) $120 million outstanding aggregate principal amount of face value of Second-Priority Senior Secured Floating Rate Notes due 2014.

Rankings

The Second-Priority Senior Secured Notes rank equally in right of payment to all of Hexion’s existing and future senior indebtedness and rank senior in right of payment to all of Hexion’s existing and future subordinated indebtedness. The Second-Priority Senior Secured Notes rank junior in priority as to collateral with respect to our senior secured credit facilities and pari passu in priority as to collateral with respect to all of Hexion’s existing and future subordinated indebtedness.

Optional Redemption

The 9.75% Second-Priority Senior Secured Notes due 2014 may be redeemed prior to November 15, 2010 at par, plus applicable premiums and accrued and unpaid interest. Thereafter, the 9.75% Second-Priority Senior Secured Notes due 2014 may be redeemed at the applicable redemption price, plus accrued and unpaid interest. The Second-Priority Senior Secured Floating Rate Notes due 2014 may be redeemed prior to November 15, 2010 at 101% of their principal amount, plus accrued and unpaid interest. Thereafter the 9.75% Second-Priority Senior Secured Notes due 2014 may be redeemed at par, plus accrued and unpaid interest.

Mandatory Redemption

Except as described above in “—General,” Hexion is not required to make mandatory redemption or sinking fund payments with respect to the Second-Priority Senior Secured Notes.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require us to buy such holder’s Second-Priority Senior Secured Notes at 101% of their principal amount, plus accrued and unpaid interest.

A “Change of Control” shall be deemed to have occurred: at such time as any person is or becomes the beneficial owner of shares of Hexion’s stock entitling such person to exercise 50% or more of the total voting power of all classes of Hexion’s stock entitled to vote in elections of directors; upon the disposition of substantially all of Hexion’s assets; or upon the failure of continuing directors to constitute a majority of Hexion’s Board of Directors.

Covenants

Under the terms of the indentures governing the Second-Priority Senior Secured Notes, Hexion is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt at its subsidiaries or enter into sale leaseback transactions.

Events of Default

The Second-Priority Senior Secured Notes specify events of default including failure to pay principal and interest on the Second-Priority Senior Secured Notes, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to us.

International Credit Facilities

We also have additional international credit facilities that provide liquidity to our local businesses in local currencies, in countries including Brazil, Finland, Italy and Korea. As of December 31, 2009, our international facilities provided availability totaling approximately $42 million, based on exchange rates as of such date.

Unsecured Indebtedness

Senior Unsecured Debentures

General

Borden Chemical has sold, on four occasions, senior unsecured debentures, which are referred to collectively as the Debentures, each with separate maturity dates and interest rates. Borden Chemical redeemed its 9 1/4% Debentures concurrently with the closing of the acquisition of Borden Chemical. The following table sets forth certain information about the Debentures that remain outstanding:

Rate	Maturity Date	Original Face Value	Outstanding as of December 31, 2009	Sinking Fund Requirements
7 7/8%	February 15, 2023	$250,000,000	$188,786,000	None
8 3/8%	April 15, 2016	200,000,000	61,764,000	2010 to 2015 $20 million per year (1)
9 1/5%	March 15, 2021	200,000,000	73,581,000	None

(1)	Previous buybacks of Borden Chemical’s Debentures will allow us to fulfill our sinking fund requirements through 2013 for the 8 3/8% Debentures.

Rankings

The Debentures rank equally in right of payment with all of Hexion’s existing and future senior indebtedness and rank senior in right of payment to all of Hexion’s existing and future subordinated indebtedness. These Debentures are not secured and, as such, have no underlying assets to secure the payment of principal or interest.

Optional Redemption

The 8 3/8% Debentures may be redeemed at par, plus accrued and unpaid interest. The 9 1/5% Debentures and the 7 7/8% Debentures are not redeemable prior to their respective maturity dates.

Mandatory Redemption

Except as described above in “—General,” Hexion is not required to make mandatory redemption or sinking fund payments with respect to the Debentures.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require us to buy such holder’s 8 3 /8% Debentures at 100% of their principal amount, plus accrued and unpaid interest.

“Change in Control” shall be deemed to have occurred at such time as any person is or becomes the beneficial owner of shares of Hexion’s stock entitling such person to exercise 20% or more of the total voting power of all classes of Hexion’s stock entitled to vote in elections of directors; provided, however, that a Change in Control shall not be deemed to have occurred if such event is approved by a majority of the continuing directors (as defined in the prospectus related to the 8 3 /8% Debentures).

The 9 1/5% Debentures and the 7 7/8% Debentures do not contain provisions relating to a Change in Control.

Covenants

Under the terms of the indentures governing the Debentures, Hexion is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt at its subsidiaries or enter into sale leaseback transactions.

Events of Default

The Debentures specify events of default including failure to pay principal and interest on the Debentures, a failure to comply with covenants, subject to a 90-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to us.

DESCRIPTION OF THE NOTES

On January 29, 2010, $1,000,000,000 aggregate principal amount of 8.875% Senior Secured Notes due 2018 (the “old Notes”) were issued under an Indenture (the “Indenture”) by and among Hexion Finance Escrow LLC and Hexion Escrow Corporation, as issuers, and Wilmington Trust FSB, as trustee (in such capacity, the “Trustee”) and Wilmington Trust FSB, as collateral agent (the “Collateral Agent”). Immediately thereafter, in connection with the consummation of the Issuers’ Assumption, Hexion U.S. Finance Corp., a wholly-owned unrestricted subsidiary of Hexion (the “U.S. Issuer”), and Hexion Nova Scotia Finance, ULC, a wholly owned unrestricted subsidiary of Hexion (the “Canadian Issuer”), assumed all obligations under the Notes and the Notes were guaranteed by Hexion and certain of its domestic subsidiaries.

As used in this “Description of the Notes” section, “we,” “us” and “our” refers to Hexion Specialty Chemicals, Inc. and its subsidiaries (or in the case of “—Additional Amounts,” “Redemption for Changes in Withholding Tax,” the Issuers) and “Hexion” refers only to Hexion Specialty Chemicals, Inc. and not to any of its subsidiaries. Unless otherwise indicated by the context, references in the “Description of Notes” section to the “Notes” include the old Notes and the Exchange Notes. Capitalized terms used in this “Description of the Notes” section and not otherwise defined have the meanings set forth under “—Certain Definitions.”

The Issuers will issue the Exchange Notes under the Indenture. The terms of the Exchange Notes are identical in all material respects to the old Notes except that upon completion of the exchange offer, the Exchange Notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights.

Copies of the Indenture may be obtained from Hexion upon request, when available.

The following summary of certain provisions of the Indenture, the Notes, the Security Documents, the New Intercreditor Agreement and the Existing Intercreditor Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements, including the definitions of certain terms therein and those terms made a part thereof by the TIA. We urge you to read those agreements because they, not this description, define your rights as holders of the Notes. Neither Issuer has any material assets other than advances to Hexion and its affiliates that it made, if applicable, with a portion of the proceeds from the sale of the Notes.

Brief Description of the Notes

The old Notes are, and the Exchange Notes will be

•	the joint and several senior obligations of the Issuers;

•	secured by a lien in the Collateral that is junior in priority to liens securing First-Priority Lien Obligations, including obligations under our Credit Agreement;

•	secured only by the other Collateral described under the caption “—Security;” and

•	guaranteed on a senior secured basis by Hexion and each Subsidiary of Hexion that is a Guarantor.

Principal, Maturity and Interest

The Issuers will issue the Exchange Notes in an aggregate principal amount up to $1.0 billion. The Exchange Notes will be issued only in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000, provided that Exchange Notes may be issued in denominations of less than $1,000 solely to accommodate book-entry positions that have been created by DTC in denominations of less than $1,000. No service charge will be made for any registration of transfer or exchange of the Exchange Notes, but in certain circumstances the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. The Notes will mature on February 1, 2018.

The Issuers may issue additional Notes under the Indenture from time to time after this exchange offer. Any offering of additional Notes is subject to the covenants described below under the captions “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Limitation on Liens.” The old Notes, the Exchange Notes and the additional Notes, if any, may, at our election, be treated as a single series and/or class of Notes for purposes of the Indenture. Holders of additional Notes actually issued will share equally and ratably in the Collateral, including, without limitation, waivers, amendments, redemptions and offers to purchase. Holders of additional Notes actually issued will share equally and ratably in the Collateral. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the Notes include any additional Notes actually issued.

Interest on the Notes will accrue at the rate of 8.875% per annum and will be payable semiannually in arrears on February 1 and August 1, commencing on August 1, 2010. The Issuers will make each interest payment to the Holders of record of the Notes on the immediately preceding January 15 and July 15. The Issuers will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

Interest on the Notes will accrue from the most recent interest payment date for which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

On or after February 1, 2014, the Issuers may redeem the Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on February 1 of the years set forth below:

Period	Redemption Price
2014	104.438%
2015	102.958%
2016	101.479%
2017 and thereafter	100.000%

In addition, prior to February 1, 2014, the Issuers may redeem Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time on or prior to February 1, 2013, the Issuers may redeem, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, in the aggregate up to 35% of the original aggregate principal amount of the Notes (which includes additional Notes, if any) with the net cash proceeds of one or more Equity Offerings (1) by Hexion or (2) by any direct or indirect parent of Hexion, to the extent the net cash proceeds thereof are contributed to the common equity capital of Hexion or used to purchase Capital Stock (other than Disqualified Stock) of Hexion from it, at a redemption price (expressed as a percentage of principal amount thereof) of 108.875% plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the aggregate principal amount of the Notes (which includes additional Notes, if any), remains outstanding after each such redemption; provided further, however, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at Hexion’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

Selection

In the case of any partial redemption of the Notes, selection of the Notes, as the case may be, for redemption will be made by the Trustee on a pro rata basis to the extent practicable or by lot or such other method as deemed appropriate by the Trustee; provided, however, that no Notes of $1,000 or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuers have deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest (if any) on, the Notes to be redeemed.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Certain Covenants—Asset Sales.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Additional Amounts

We are required to make all our payments under or with respect to the Notes free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) imposed or levied by or on behalf of the government of Canada or any political subdivision or any authority or agency therein or thereof having power to tax, or within any other jurisdiction in which we are organized or are otherwise resident for tax purposes or any jurisdiction from or through which payment is made (each a “Relevant Taxing Jurisdiction”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof.

If we are so required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, we will be required to pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by you (including Additional Amounts) after such withholding or deduction will not be less than the amount you would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to (1) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant holder and the Relevant Taxing Jurisdiction (other than the mere receipt of such payment or the ownership or holding outside of Canada of such Note); (2) any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge; (3) any Taxes imposed or withheld by reason of the failure to comply by the holder of a Note, or, if different, the beneficial owner of the interest payable on a Note with a timely request of the Issuers addressed to such holder or beneficial owner to provide information, documents or other evidence concerning the nationality, residence, identity or connection with a Relevant Taxing Jurisdiction that is required or imposed by a statute, treaty, regulation or administrative practice of such Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such Tax nor will we pay Additional Amounts (a) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Note for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period), or (b) with respect to any payment of principal of (or premium, if any, on) or interest on such Note to any holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settler with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such Note.

We will provide the Trustee with official receipts or other documentation evidencing the payment of the Taxes with respect to which Additional Amounts are paid.

Whenever in the Indenture there is mentioned, in any context:

(1) the payment of principal;

(2) purchase prices in connection with a purchase of Notes;

(3) interest; or

(4) any other amount payable on or with respect to any of the Notes,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

We will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture, the Security Documents, the New Intercreditor Agreement, the Existing Intercreditor Agreement or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes, excluding such taxes, charges or similar levies imposed by any jurisdiction outside of Canada, the jurisdiction of incorporation of any successor of the Canadian Issuer or any jurisdiction in which a paying agent is located, and we will agree to indemnify the Holders for any such taxes paid by such Holders.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to the Canadian Issuer is organized or any political subdivision or taxing authority or agency thereof or therein.

For a discussion of Canadian withholding taxes applicable to payments under or with respect to the Notes, see “Certain Tax Consequences—Certain Canadian Tax Consequences to Non-Canadian Holders.”

Redemption for Changes in Withholding Taxes

We are entitled to redeem the Notes, at our option, at any time as a whole but not in part, upon not less than 30 nor more than 60 days’ notice, at 100% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of:

(1) a change in or an amendment to the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein); or

(2) any change in or amendment to any official position regarding the application or interpretation of such laws or regulations,

which change or amendment is announced or becomes effective on or after the date of the Offering Circular and we cannot avoid such obligation by taking reasonable measures available to us.

Before we publish or mail notice of redemption of the Notes as described above, we will deliver to the Trustee an Officers’ Certificate to the effect that we cannot avoid our obligation to pay Additional Amounts by taking reasonable measures available to us. We will also deliver an opinion of independent legal counsel of recognized standing stating that we would be obligated to pay Additional Amounts as a result of a change in tax laws or regulations or the application or interpretation of such laws or regulations.

Ranking

The indebtedness evidenced by the Notes and the Guarantees will be senior Indebtedness of the Issuers or the applicable Guarantor, as the case may be, will rank pari passu in right of payment with all existing and future senior Indebtedness of the Issuers and the Guarantors, as the case may be, and will rank senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers and the Guarantors, as the case may be. The Notes and the Guarantees thereof will have the benefit of a security interest in the Collateral that will be (i) junior in priority to the obligations under the Credit Agreement and all other existing and future First-Priority Lien Obligations with respect to the Collateral and (ii) senior in priority to the Existing Second Lien Notes and all other existing and future Junior Lien Obligations with respect to the Collateral, in each case subject to Permitted Liens and exceptions described under the caption “—Security for the Notes.”

At December 31, 2009, on a pro forma basis after giving effect to the Offering Transactions,

(1) Hexion and its Subsidiaries would have had $3.7 billion aggregate principal amount of Indebtedness outstanding (including the Notes and the Guarantees);

(2) Hexion and its Subsidiaries would have had $1.5 billion aggregate principal amount of Indebtedness outstanding constituting First-Priority Lien Obligations, consisting of Secured Indebtedness outstanding under the Credit Agreement;

(3) Hexion and its subsidiaries would have had $1.0 billion aggregate principal amount of Secured Indebtedness outstanding constituting lien obligations junior to First-Priority Lien Obligations and senior to Junior Lien Obligations, consisting of secured Indebtedness under the Notes and the Guarantees;

(4) Hexion and its Subsidiaries would have had $653 million aggregate principal amount of Indebtedness outstanding constituting Junior Lien Obligations, consisting of Secured Indebtedness under the Existing Second Lien Notes; and

(5) Of the $3.7 billion aggregate principal amount of Indebtedness outstanding, Subsidiaries that are not obligors with respect to the Notes would have had total Indebtedness of approximately $781 million (excluding intercompany liabilities of Subsidiaries that are not such obligors).

Although the Indenture contains limitations on the amount of additional Indebtedness that Hexion and its Subsidiaries may Incur, under certain circumstances the amount of such Indebtedness could be substantial and, subject to certain limitations, such Indebtedness may be Secured Indebtedness constituting a First-Priority Lien Obligation. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens.”

A significant portion of the operations of Hexion are conducted through its Subsidiaries. Unless the Subsidiary is a Guarantor or one of the Issuers, claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of Hexion, including holders of the Notes. The Notes, therefore, will be effectively subordinated to holders of indebtedness and other creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of Hexion that are not Guarantors or one of the

Issuers. Although the Indenture limits the Incurrence of Indebtedness by and the issuance of Disqualified Stock and Preferred Stock of certain of Hexion’s Subsidiaries, such limitation is subject to a number of significant qualifications. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Pursuant to the terms of our senior secured credit facilities, intercompany indebtedness of any borrower thereunder to any of our subsidiaries is subordinated to the prior payment of the senior indebtedness obligations under the senior secured credit facilities. These subordination provisions prevent the payment of any amounts on intercompany notes until all obligations under the senior secured credit facilities are paid in full in cash if any default or event of default under the senior secured credit facilities has occurred.

Security for the Notes

The Notes and the Guarantees are secured by security interests (subject to Permitted Liens) in the Collateral and the Notes share in the benefit of such security interest based on the respective amounts of the Obligations thereunder. The Collateral consists of (i) 100% of the Capital Stock of certain existing and certain future Domestic Subsidiaries of Hexion that are owned directly by Hexion or any Guarantor (subject to the limitations described in the next paragraph and “—Limitations on Stock Collateral”), (ii) 65% of the Capital Stock of all existing and certain future Foreign Subsidiaries of Hexion that are owned directly by Hexion or any Guarantor (subject to the limitations described in the next paragraph and “—Limitations on Stock Collateral”) and (iii) substantially all of the other property and assets, in each case, that are held by Hexion or any of the Subsidiary Guarantors, to the extent that such assets secure the First-Priority Lien Obligations and to the extent that a security interest is able to be granted or perfected therein.

In addition to the limitations described below under “—Limitations on Stock Collateral”, the initial Collateral does not include (i) any property or assets owned by any Foreign Subsidiaries, (ii) any real estate or Principal Property, (iii) any assets which, if included in the Collateral, would require the Existing Debentures to be ratably secured with the Notes pursuant to the terms of the indentures for the Existing Debentures and (iv) proceeds and products from any and all of the foregoing excluded assets described in clauses (i) through (iv), unless such proceeds and products would otherwise constitute Collateral. Except for property and assets of Foreign Subsidiaries, the foregoing excluded property and assets do not secure the First-Priority Lien Obligations.

The security interests securing the Notes are junior in priority to any and all security interests at any time granted to secure the First-Priority Lien Obligations and will also be subject to all other Permitted Liens. The First-Priority Lien Obligations include Secured Bank Indebtedness and related obligations, as well as certain hedging obligations and certain other obligations in respect of cash management services. The Person holding such First-Priority Lien Obligations may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the New Intercreditor Agent or the Existing Intercreditor Agent, as applicable, to realize or foreclose on the Collateral on behalf of holders of the Notes.

The Issuers, Hexion and the Subsidiary Guarantors will be able to incur additional indebtedness in the future which could share in the Collateral, including additional First-Priority Lien Obligations, indebtedness secured by a Permitted Lien that may be pari passu with Liens securing the Notes and additional indebtedness which would be secured on a second-priority basis with the Notes. The amount of such First-Priority Lien Obligations and Other Pari Passu Lien Obligations will be limited by the covenant disclosed under “—Certain Covenants—Liens,” and the amount of all such additional indebtedness will be limited by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuances of Disqualified Stock and Preferred Stock.” Under certain circumstances the amount of such First-Priority Lien Obligations, Other Pari Passu Lien Obligations and additional indebtedness could be significant.

Limitations on Stock Collateral

The Capital Stock and securities of a Subsidiary of Hexion (other than the Hexion Canada Entities) that are owned by Hexion or any Guarantor will constitute Collateral only to the extent that such Capital Stock and securities can secure the Notes without Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Subsidiary to be filed with the SEC (or any other governmental agency). In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary (other than the Hexion Canada Entities) due to the fact that such Subsidiary’s Capital Stock and securities secure the Notes or any Guarantee, then the Capital Stock and securities of such Subsidiary shall automatically be deemed not to be part of the Collateral (but only to the extent necessary to not be subject to such requirement). In such event, the Security Documents may be amended or modified, without the consent of any Holder of Notes, to the extent necessary to release the security interests on the shares of Capital Stock and securities that are so deemed to no longer constitute part of the Collateral.

In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulations adopted, which would permit) such Subsidiary’s Capital Stock and securities to secure the Notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock and securities of such Subsidiary shall automatically be deemed to be a part of the Collateral (but only to the extent necessary to not be subject to any such financial statement requirement). In such event, the Security Documents may be amended or modified, without the consent of any holder of Notes, to the extent necessary to subject to the Liens under the Security Documents such additional Capital Stock and securities.

In accordance with the limitations set forth in the two immediately preceding paragraphs, as of the Issue Date, other than with respect to Hexion Canada whose shares of Capital Stock will be part of the Collateral without regard to such limits described above, the Collateral will include shares of Capital Stock of the Subsidiaries only to the extent that the applicable value of such Capital Stock (on a Subsidiary-by-Subsidiary basis) is less than 20% of the aggregate principal amount of the outstanding Notes of any series. Certain of Hexion’s foreign subsidiaries may have a value in excess of 20% of the principal amount of the Notes initially issued; accordingly Hexion’s pledge of such stock as Collateral will be limited to less than 20% of the Notes pursuant to these collateral cut back provisions.

After-Acquired Collateral

Subject to certain limitations and exceptions, if Hexion or any Guarantor creates any additional security interest upon any property or asset to secure any First-Priority Lien Obligations (which include Obligations in respect of the Credit Agreement), it must concurrently grant a security interest (subject to Permitted Liens, including the first-priority lien that secures obligations in respect of the First-Priority Lien Obligations) upon such property as security for the Notes. Also, if granting a security interest in such property requires the consent of a third party, Hexion will use commercially reasonable efforts to obtain such consent with respect to the security interest for the benefit of the Trustee on behalf of the holders of the Notes. If such third party does not consent to the granting of the security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest.

Security Documents

The Issuers, the Guarantors and the Trustee have entered into one or more Security Documents defining the terms of the security interests that secure the Notes and the Guarantees of the Notes. These security interests secure the payment and performance when due of all of the Obligations of the Issuers and the Guarantors under the Notes, the Indenture, the Guarantees and the Security Documents, as provided in the Security Documents.

Subject to the terms of the Security Documents and the covenants of the Indenture, the Issuers and the Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the Notes (other than any cash, securities, obligations and Cash Equivalents constituting part of the Collateral and deposited with the Credit Agreement Agent in accordance with the provisions of the Security Documents and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

New Intercreditor Agreement

The Trustee and the New Intercreditor Agent have entered into the New Intercreditor Agreement, together with the other parties thereto. The New Intercreditor Agreement may be amended from time to time without the consent of Holders of the Notes to add other parties holding Other Pari Passu Lien Obligations and other First-Priority Lien Obligations permitted to be incurred under the Indenture. The New Intercreditor Agreement defines the terms of the relationship between (i) parties holding the First-Priority Lien Obligations and (ii) parties holding either the Notes or Other Pari Passu Lien Obligations. The New Intercreditor Agent will initially be the administrative agent under the Credit Agreement. Pursuant to the terms of the New Intercreditor Agreement, at any time at which First-Priority Lien Obligations are outstanding (whether incurred prior to, on or after the Issue Date), the New Intercreditor Agent will determine the time and method by which the security interests in the Collateral will be enforced. The Trustee will not be permitted to enforce the security interests even if any Event of Default under the Indenture has occurred and the Notes have been accelerated except (a) in any insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to such Notes or (b) as necessary to take any action in order to create, prove, preserve, perfect or protect (but not enforce) its rights in the Liens. See “Risk Factors—Risks Related to an Investment in the Notes—Holders of notes will not control decisions regarding collateral.” At any time at which all First-Priority Lien Obligations have been discharged in full, the Trustee in accordance with the provisions of the Indenture and the Security Documents will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Collateral received by it under the Security Documents for the ratable benefit of the holders of the Notes. The proceeds from the sale of the Collateral remaining after the satisfaction of all First-Priority Lien Obligations may not be sufficient to satisfy the obligations owed to the holders of the Notes. By its nature some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, the Collateral may not be able to be sold in a short period of time, if saleable. In the event of a conflict between the terms of the New Intercreditor Agreement and the Existing Intercreditor Agreement relating to the relative priorities, rights or obligations of the parties holding the First-Priority Lien Obligations and the holders of the Existing Second Lien Notes, the terms of the Existing Intercreditor Agreement shall govern. See “Risk Factors—Risk Factors Related to an Investment in the Notes—There may not be sufficient collateral to pay all or any of the notes.”

In addition, the Security Documents and the New Intercreditor Agreement provides that, so long as there are First-Priority Lien Obligations outstanding (whether incurred prior to, on or after the Issue Date), (1) the holders of First-Priority Lien Obligations may direct the New Intercreditor Agent to take actions with respect to the Collateral (including the release of Collateral and the manner of realization) without the consent of the holders of the Notes, (2) Hexion and the Subsidiary Guarantors may require the Trustee to agree to modify the Security Documents or the New Intercreditor Agreement, without the consent of the Trustee and the holders of the Notes, to secure additional extensions of credit and add additional secured creditors so long as such modifications do not expressly violate the provisions of the Credit Agreement or the Indenture and (3) the holders of the First-Priority Lien Obligations may change, waive, modify or vary the security documents without the consent of the holders of the Notes, provided that any such change, waiver or modification does not materially adversely affect the rights of the holders of the Notes and not the other secured creditors in a like or similar manner. Any provider of additional extensions of credit shall be entitled to rely on the determination of an Officer that such modifications do not expressly violate the provisions of the Credit Agreement or the Indenture if such determination is set forth in an Officer’s Certificate delivered to such provider; provided, however, that such determination will not affect whether or not Hexion has complied with its undertakings in the Indenture, the Security Documents or the New Intercreditor Agreement. See “Risk Factors—Risks Related to an Investment in the Notes—Holders of notes will not control decisions regarding collateral.”

Further, the New Intercreditor Agreement provides that, if any Issuer or Guarantor is subject to any bankruptcy, insolvency, liquidation or other debtor-relief proceeding (an “Insolvency Proceeding”), the Trustee and the holders of the Notes:

(1) will not contest such Issuer’s or Guarantor’s, as applicable (x) use of cash collateral or (y) obtaining of any debtor-in-possession financing, in each case if the holders of First-Priority Lien Obligations desire to permit such use of cash collateral or debtor-in-possession financing, as applicable,

(2) will not request adequate protection or other relief in connection with any such use of cash collateral or any such debtor-in-possession financing, except as set forth in the following paragraph,

(3) if the Liens on any Collateral securing the First-Priority Lien Obligations (the “First-Priority Liens”) are subordinated to or are pari passu with the Liens on such Collateral securing any such debtor-in-possession financing, will subordinate the Liens on such Collateral securing the Notes on the same basis as such Liens are subordinated to the First-Priority Liens under the New Intercreditor Agreement,

(4) will not contest (or support any other Person in contesting) (x) any request by the New Intercreditor Agent or the holders of First-Priority Lien Obligations for adequate protection or (y) any objection made by the New Intercreditor Agent or the holders of First-Priority Lien Obligations to any motion, relief, action or proceeding claiming a lack of adequate protection,

(5) will raise no objection to (or otherwise contest) any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of First-Priority Lien Obligations made by the New Intercreditor Agent or any holder of First-Priority Lien Obligations, and, so long as First-Priority Lien Obligations are outstanding, will not seek any such relief in respect of the Collateral without the consent of the New Intercreditor Agent and the requisite holders of First-Priority Lien Obligations,

(6) will raise no objection to (or otherwise contest) any lawful exercise by any holder of First-Priority Lien Obligations of the right to credit bid First-Priority Lien Obligations at any sale in foreclosure of Collateral,

(7) will raise no objection to (and will not otherwise contest) any other request for judicial relief made in any court by any holder of First-Priority Lien Obligations relating to the lawful enforcement of any Lien on Collateral,

(8) will raise no objection to (and will not otherwise contest) any order relating to a sale of assets of any Issuer or Guarantor for which the New Intercreditor Agent has consented that provides, to the extent the sale is to be free and clear of Liens, that the First-Priority Liens and the Liens securing the Notes will attach to the proceeds of the sale on the same basis of priority as the First-Priority Liens rank to the Liens securing the Notes in accordance with the New Intercreditor Agreement and

(9) so long as First-Priority Lien Obligations are outstanding, will not assert or enforce any claim under Section 506(c) of the United States Bankruptcy Code senior to or on a parity with the First-Priority Liens for costs or expenses of preserving or disposing of any Collateral.

Notwithstanding the foregoing, in any Insolvency Proceeding, (i) if any holders of First-Priority Lien Obligations are granted adequate protection in the form of additional collateral in connection with any debtor-in-possession financing or use of cash collateral, then the Trustee or the holders of the Notes may seek or request adequate protection in the form of a replacement Lien on such additional collateral, which Lien is subordinated to the First-Priority Liens and the Liens securing such debtor-in-possession financing on the same basis as the Liens securing the Notes are subordinated to the First-Priority Liens under the New Intercreditor Agreement and (ii) in the event any holder of Notes (or the Trustee on behalf of itself or any holder of Notes) receives adequate protection in the form of additional collateral, then the applicable holders of First-Priority Lien Obligations shall be granted a senior Lien on such additional collateral as security for the applicable First-Priority Lien Obligations, and any Lien on such additional collateral securing the Notes shall be subordinated to the Liens on such collateral securing the First-Priority Lien Obligations and any other Liens granted to the Senior Lenders as adequate protection on the same basis as the Liens securing the Notes are so subordinated to the First-Priority Liens under the New Intercreditor Agreement.

See “Risk Factors—Risks Related to an Investment in the Notes—Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.”

Existing Intercreditor Agreement

The Trustee has executed a joinder to the Existing Intercreditor Agreement, which may be amended without the consent of Holders of the Notes to add other parties holding Other Pari Passu Lien Obligations or other First-Priority Lien Obligations permitted to be incurred under the Indenture. The Existing Intercreditor Agreement defines the terms of the relationship between (i) parties holding the First-Priority Lien Obligations, the Notes or Other Pari Passu Lien Obligations and (ii) parties holding either the Existing Notes or other indebtedness that secured equally and ratably thereto. The Existing Intercreditor Agent is the administrative agent under the Credit Agreement. Pursuant to the terms of the Existing Intercreditor Agreement, at any time at which First-Priority Lien Obligations, Notes or Other Pari Passu Lien Obligations are outstanding (whether incurred prior to, on or after the Issuers’ Assumption), the Existing Intercreditor Agent will determine the time and method by which the security interests in the Collateral will be enforced. The Existing Trustee will not be permitted to enforce the security interests even if any Event of Default under the Existing Second Lien Notes Indenture has occurred and the Notes have been accelerated except (a) in any insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to the Existing Second Lien Notes or (b) as necessary to take any action in order to create, prove, preserve, perfect or protect (but not enforce) its rights in the Liens. See “Risk Factors—Risks Related to an Investment in the Notes—Holders of notes will not control decisions regarding collateral.” Only after the time at which all First-Priority Lien Obligations, Notes and Other Pari Passu Lien Obligations have been discharged in full, the Existing Notes Trustee in accordance with the provisions of the Existing Notes Indenture and the Existing Second Lien Notes Security Documents will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Collateral received by it under the Existing Notes Security Documents for the ratable benefit of the holders of the Existing Notes. In the event of a conflict between the terms of the New Intercreditor Agreement and the Existing Intercreditor Agreement relating to the relative priorities, rights or obligations of the parties holding the First-Priority Lien Obligations and the holders of the Existing Second Lien Notes, the terms of the Existing Intercreditor Agreement shall govern. See “Risk Factors—Risk Factors Related to an Investment in the Notes—There may not be sufficient collateral to pay all or any of the notes.”

In addition, the Existing Intercreditor Agreement provides that, so long as there are First-Priority Lien Obligations, the Notes or Other Pari Passu Lien Obligations outstanding (whether incurred prior to, on or after the Issue Date), (1) the holders of First-Priority Lien Obligations, Notes or Other Pari Passu Lien Obligations may direct the Existing Intercreditor Agent to take actions with respect to the Collateral (including the release of Collateral and the manner of realization) without the consent of the holders of the Existing Notes, (2) Hexion and the Subsidiary Guarantors may require the Existing Trustee to agree to modify the Existing Notes Security Documents or the Existing Intercreditor Agreement, without the consent of the Existing Trustee and the holders of the Existing Notes, to secure additional extensions of credit and add additional secured creditors so long as such modifications do not expressly violate the provisions of the Credit Agreement or the Indenture and (3) the holders of First-Priority Lien Obligations, Notes or Other Pari Passu Lien Obligations may change, waive, modify or vary the security documents without the consent of the holders of the Existing Notes, provided that any such change, waiver or modification does not materially adversely affect the rights of the holders of the Existing Notes and not the other secured creditors in a like or similar manner.

The holders of the Existing Second Lien Notes have agreed to waivers of rights in bankruptcy substantially similar to those being agreed by holders of the Notes as described above. See “Risk Factors—Risks Related to an Investment in the Notes—Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.”

Release of Collateral

The Issuers and the Guarantors are entitled to the releases of property and other assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

(1) if all other Liens on such property or assets securing First-Priority Lien Obligations (including all commitments and letters of credit thereunder) are released and there are no outstanding Receivables Financings (or commitments therefor); provided, however, that if (x) the Issuers incur or any Guarantor subsequently incurs First-Priority Lien Obligations that are secured by liens on property or assets of the Issuers or any Guarantor of the type constituting the Collateral and the related Liens are incurred in reliance on clause (8) of the definition of Permitted Liens or (y) Hexion or any of its Restricted Subsidiaries subsequently enter into any Receivables Financing, then Hexion and its Restricted Subsidiaries will be required to reinstitute the security arrangements with respect to the Collateral in favor of the Notes, which, in the case of any such subsequent First-Priority Lien Obligations, will be second priority Liens on the Collateral securing such First-Priority Lien Obligations to the same extent provided by the Security Documents and on the terms and conditions of the security documents relating to such First-Priority Lien Obligations, with the Lien held either by the administrative agent, collateral agent or other representative for such First-Priority Lien Obligations or by a collateral agent or other representative designated by Hexion to hold the Liens for the benefit of the Holders of the Notes and subject to an intercreditor agreement that provides the administrative agent or collateral agent substantially the same rights and powers as afforded under the New Intercreditor Agreement;

(2) to enable us to consummate the disposition of such property or assets to the extent not prohibited under the covenant described under “—Certain Covenants—Asset Sales;”

(3) in the case of a Guarantor that is released from its Guarantee with respect to the Notes, the release of the property and assets of such Guarantor;

(4) in the case of a Guarantor making a Permitted Transfer to any Restricted Subsidiary of Hexion; provided that such Permitted Transfer is permitted by clause (y) of the last paragraph under “—Merger, Consolidation or Sale of All or Substantially All Assets;” or

(5) as described under “—Amendments and Waivers” below.

If an Event of Default under the Indenture exists on the date on which the First-Priority Lien Obligations are repaid in full and terminated (including all commitments and letters of credit thereunder), the Liens on the Collateral securing the Notes will not be released, except to the extent the Collateral or any portion thereof was disposed of in order to repay the First-Priority Lien Obligations secured by the Collateral, and thereafter the Trustee (acting at the direction of the holders of a majority of outstanding principal amount of the Notes) will have the right to direct the New Intercreditor Agent to foreclose upon the Collateral (but in such event, the Liens on the Collateral securing the Notes will be released when such Event of Default and all other Events of Default under the Indenture cease to exist).

The security interests in all Collateral securing the Notes also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the Notes and all other Obligations under the Indenture, the Guarantees under the Indenture and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under “—Defeasance.”

Guarantees

Hexion and each direct and indirect Restricted Subsidiary of Hexion that is a Domestic Subsidiary as of the Issue Date and that guarantees the obligations of Hexion under the Credit Agreement, jointly and severally, irrevocably and unconditionally guarantee on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest or additional interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Guarantors being herein called the “Guaranteed Obligations”). The Guaranteed Obligations of all Guarantors are secured by security interests (subject to Permitted Liens) in the Collateral owned by such Guarantor. Such Guarantors have agreed to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Guarantees.

Each Guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering such Guarantee, as it relates to such Guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See “Risk Factors—Risks Related to an Investment in the Notes—Federal and state statutes allow courts, under specific circumstances, to void notes, guarantees and security interests and require note holders to return payments received.” After the Issue Date, Hexion will cause certain domestic Subsidiaries that Incur or guarantee certain Indebtedness or that issue certain shares of Disqualified Stock or Preferred Stock to execute and deliver to the Trustee supplemental indentures pursuant to which such Restricted Subsidiary will guarantee payment of the Notes on the same basis. See “—Certain Covenants—Future Guarantors.”

Each Guarantee will be a continuing guarantee and, subject to the next succeeding paragraph, shall:

(1) remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2) be binding upon each such Guarantor and its successors; and

(3) inure to the benefit of and be enforceable by the Trustee, the holders of the Notes and their successors, transferees and assigns.

A Guarantee of a Restricted Subsidiary will be automatically released upon:

(a) the sale, disposition or other transfer (including through merger or consolidation) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Guarantor if such sale, disposition or other transfer is made in compliance with the Indenture, in each case other than to Hexion or a Subsidiary of Hexion; provided, however, that such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the Credit Agreement and any other Indebtedness of Hexion or any Restricted Subsidiary of Hexion;

(b) Hexion designating such Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary;”

(c) the release or discharge of all guarantees by such Restricted Subsidiary and the repayment of all Indebtedness and retirement of all Disqualified Stock of such Restricted Subsidiary which, if Incurred by such Restricted Subsidiary, would require such Restricted Subsidiary to guarantee the Notes under the covenant described under “—Certain Covenants—Future Guarantors;”

(d) our exercise of our legal defeasance option or covenant defeasance option as described under “—Defeasance” with respect to the Notes, or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture; and

(e) such Restricted Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest in favor of First-Priority Lien Obligations, subject to, in each case, the application of the proceeds of such foreclosure in the manner described under “—Security for the Notes—Release of Collateral.”

Book-Entry, Delivery and Form

General

Except as set forth below, the Exchange Notes will initially be issued in registered, global notes in global form without coupons (“Global Notes”). Each Global Note shall be deposited with the Trustee, as custodian for, and registered in the name of The Depository Trust Company (“DTC”) or a nominee thereof. The old Notes to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the global note.

Except as set forth below, the Global Notes may be transferred, in whole but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Issuers and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the Trustee nor any agent of the Issuers or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the Issuers. Neither the Issuers nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes, and the Issuers and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the Issuers nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (A) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes or (B) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2) Hexion, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear a restrictive legend unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Exchanges Among Global Notes

Beneficial interests in the Temporary Regulation S Global Note may be exchanged for beneficial interests in the Permanent Regulation S Global Note or the Rule 144A Global Note or the IAI Global Note only after the expiration of the Distribution Compliance Period and then only upon certification in form reasonably satisfactory to the Trustee that, among other things, (1) beneficial ownership interests in such Temporary Regulation S Note are owned by or being transferred to either non-U.S. persons or U.S. persons who purchased such interests in a transaction that did not require registration under the Securities Act and (2) in the case of an exchange for an interest in an IAI Global Note, the interest in the Temporary Regulation S Global Note is being transferred to an “accredited investor” under the Securities Act that is an institutional “accredited investor” acquiring the securities for its own account or for the account of an institutional “accredited investor.”

Beneficial interest in a Rule 144A Global Note or an IAI Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Distribution Compliance Period, only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144.

Beneficial interest in the Rule 144A Global Note may be exchanged for a beneficial interest in the IAI Global Note only upon certification in a form reasonably satisfactory to the Trustee that, among other things, (i) the beneficial interest in such Rule 144A Global Note is being transferred to an “accredited investor” under the Securities Act that is an institutional “accredited investor” acquiring the securities for its own account or for the account of an institutional “accredited investor” and (ii) such transfer is being made in accordance with all applicable securities laws of the States of the United States of America and other jurisdictions. Beneficial interest in the IAI Global Note may be exchanged for a beneficial interest in the Rule 144A Global Note only upon certification in a form reasonably satisfactory to the Trustee that, among other things, such interest is being transferred in a transaction in accordance with Rule 144A.

Transfers involving exchanges of beneficial interests between the Regulation S Global Notes, the IAI Global Notes and the Rule 144A Global Notes will be effected in DTC by means of an instruction originated by the DTC Participant through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect the changes in the principal amounts of the Regulation S Global Note, the IAI Global Note and the Rule 144A Global Note, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global

Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other Global Note for so long as it remains such an interest.

Same Day Settlement and Payment

The Issuers will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. The Issuers will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Change of Control

The occurrence of any of the following events will constitute a “Change of Control:”

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of Hexion and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2) Hexion becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of Hexion; or

(3) individuals who on the Issue Date constituted the Board of Directors of Hexion (together with any new directors whose election by such Board of Directors of Hexion or whose nomination for election by the shareholders of Hexion was approved by (a) a vote of a majority of the directors of Hexion then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved or (b) the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of Hexion then in office.

The occurrence of any Change of Control will constitute an Event of Default under the Indenture unless the Issuers (i)(A) make an offer within 30 days following such Change of Control to all holders of the Notes to purchase all the Notes properly tendered (a “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); and (B) purchase all the Notes properly tendered in accordance with the Change of Control Offer or (ii) exercise their right, within 30 days following such Change of Control, to redeem all the Notes as described under “—Optional Redemption.”

A “Change of Control Offer” means a notice mailed to each holder of the Notes with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Issuers to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Notes purchased.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Issuers will be deemed to have made a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture applicable to a Change of Control Offer, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have failed to make a Change of Control Offer or purchase Notes pursuant thereto as described above by virtue thereof.

This Change of Control repurchase provision is a result of negotiations among Hexion, the Issuers and the Initial Purchasers. Hexion has no present intention to engage in a transaction involving a Change of Control, although it is possible that Hexion could decide to do so in the future. Subject to the limitations discussed below, Hexion could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Hexion capital structure or credit ratings.

The occurrence of events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future indebtedness of Hexion may contain prohibitions on certain events which would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the purchase of the Notes pursuant to a Change of Control Offer could cause a default under such other indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers, Hexion and the other Guarantors. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any such repurchases. See “Risk Factors—Risks Relating to the Notes and this Offering—Hexion may not be able to repurchase the notes upon a change of control.”

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of Hexion and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of Issuers and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the Indenture relative to a Change of Control Event of Default may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes, respectively, until such time as tendered Notes must be purchased.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

Hexion will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock and Hexion will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that Hexion and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of Hexion for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(a) the Incurrence by Hexion or its Restricted Subsidiaries of Indebtedness under any Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $2.125 billion plus an aggregate additional principal amount of Consolidated Total Indebtedness constituting First-Priority Lien Obligations outstanding at any one time that does not cause the Consolidated Secured Debt Ratio (excluding the Notes and Other Pari Passu Lien Obligations from such calculation) of Hexion to exceed 3.50 to 1.0 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom);

(b) the Incurrence by the Issuers and the Guarantors of Indebtedness represented by the Notes or the Exchange Notes (not including any additional Notes) and the related Guarantees, as applicable;

(c) Indebtedness existing on the Issue Date (after giving effect to the Offering Transactions) (other than Indebtedness described in clauses (a) and (b)), including the Existing Debentures and the Existing Second Lien Notes;

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by Hexion or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding that was Incurred (or deemed Incurred as provided under clause (n) below) pursuant to this clause (d), does not exceed the greater of $150.0 million and 5.0% of Total Assets at the time of Incurrence;

(e) Indebtedness Incurred by Hexion or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(f) Indebtedness arising from agreements of Hexion or any of its Restricted Subsidiaries providing for adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or a Subsidiary of Hexion in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided, however, that, at the time of closing, the amount of such Indebtedness is not determinable and, to the extent such Indebtedness thereafter becomes fixed and determined, the Indebtedness is paid within 60 days thereafter;

(g) Indebtedness of Hexion to a Restricted Subsidiary; provided, however, that any such Indebtedness is subordinated in right of payment to the obligations of Hexion under its Guarantee; provided further, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to another Restricted Subsidiary) shall be deemed, in each case to be an Incurrence of such Indebtedness;

(h) shares of Preferred Stock of a Restricted Subsidiary issued to Hexion or another Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to Hexion or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i) Indebtedness of a Restricted Subsidiary to Hexion or another Restricted Subsidiary; provided, however, that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) if a Guarantor Subsidiary incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j) Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes): (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(k) obligations in respect of performance, bid and surety bonds, including surety bonds issued in respect of workers’ compensation claims, and completion guarantees provided by Hexion or any Restricted Subsidiary in the ordinary course of business;

(l) Indebtedness or Disqualified Stock of Hexion or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, as applicable, which when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (l), does not exceed the greater of $150.0 million and 5.0% of Total Assets at the time of Incurrence (it being understood that any Indebtedness Incurred under this clause (l) shall cease to be deemed Incurred or outstanding for purposes of this clause (l) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which Hexion, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (l));

(m) any guarantee by Hexion or any of its Restricted Subsidiaries of Indebtedness or other obligations of Hexion or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by Hexion or such Restricted Subsidiary is permitted under the terms of the Indenture; provided, however, that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of any Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Guarantor’s Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes or the Guarantee of such Guarantor, as applicable;

(n) the Incurrence by Hexion or any of its Restricted Subsidiaries of Indebtedness which serves to refund, refinance or defease any Indebtedness Incurred under the first paragraph of this covenant or clause (b), (c), (d), (n), (o) or (s) of this paragraph (subject to the following proviso, “Refinancing Indebtedness”); provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness being refunded or refinanced that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following;

(2) has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) one year following the last maturity date of any Notes then outstanding;

(3) to the extent such Refinancing Indebtedness refinances Indebtedness junior to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the Notes or the Guarantee of such Restricted Subsidiary, as applicable;

(4) is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium and fees Incurred in connection with such refinancing;

(5) shall not include (x) Indebtedness of a Restricted Subsidiary of Hexion that is not a Guarantor that refinances Indebtedness of Hexion or another Guarantor (unless such Restricted Subsidiary is an obligor with respect to such Indebtedness being refinanced), or (y) Indebtedness of Hexion or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(6) in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (d) or (s), shall be deemed to have been Incurred and to be outstanding under such clause (d) or (s), as applicable, and not this clause (n) for purposes of determining amounts outstanding under such clauses (d) and (s);

provided further, however, that subclauses (1), (2) and (3) of this clause (n) will not apply to any refunding or refinancing of (A) the Notes, (B) any Secured Indebtedness constituting a First-Priority Lien Obligation or (C) any Existing Debentures consisting of pollution control bonds;

(o) Indebtedness or Disqualified Stock of (x) Hexion or any of its Restricted Subsidiaries Incurred to finance an acquisition or (y) Persons that are acquired by Hexion or any of its Restricted Subsidiaries or merged into Hexion or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness either:

(1) Hexion would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant; or

(2) the Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

(p) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to Hexion or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(q) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of its Incurrence;

(r) Indebtedness of Hexion or any Restricted Subsidiary supported by a letter of credit issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(s) Contribution Indebtedness;

(t) Indebtedness of Foreign Subsidiaries of Hexion for working capital purposes or any other purposes; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (t) other than for working capital purposes, when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (t), does not exceed the greater of $150 million and 5.0% of the Total Assets at the time of Incurrence; and

(u) Indebtedness of Hexion or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take or pay obligations contained in supply arrangements, in each case, entered into in the ordinary course of business.

Notwithstanding the foregoing, Hexion, the Issuers and the Guarantors may not Incur any Indebtedness pursuant to the immediately preceding paragraph if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Indebtedness unless such Indebtedness will be subordinated to the Notes or such Guarantor’s Guarantee, as applicable, to at least the same extent as such Subordinated Indebtedness. For purposes of determining compliance with this covenant, (A) Indebtedness need not be Incurred solely by reference to one category of permitted Indebtedness described in clauses (a) through (u) or pursuant to the first paragraph of this covenant but is permitted to be Incurred in part under any combination thereof and (B) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Indebtedness described in clauses (a) through (u) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, Hexion shall, in its sole discretion, classify or reclassify such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such item of Indebtedness in one of the above clauses and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof; provided, however, that all Indebtedness under the Credit Agreement outstanding on the Issue Date (after giving effect to the Offering Transactions) shall be deemed to have been Incurred pursuant to clause (a) and Hexion shall not be permitted to reclassify all or any portion of such Indebtedness. Accrual of interest, the accretion of accreted value, amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of Hexion, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of “Indebtedness” will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided, however, that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

Notwithstanding the foregoing, the Issuers may not incur any Indebtedness or issue any shares of Disqualified Stock or Preferred Stock unless all of the Issuers’ obligations with respect thereto are fully and unconditionally guaranteed by Hexion; provided, however, such guarantee will be deemed to be full and unconditional even if subject to the same kinds of limitations applicable to the Guarantee by Hexion of the Notes.

Limitation on Restricted Payments

(a) Hexion will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of Hexion’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment with respect to such Equity Interests made in connection with any merger or consolidation (other than (A) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of Hexion; or (B) dividends or distributions by a Restricted Subsidiary; provided, however, that, in the case of any dividend or distribution payable on or in respect of any Equity Interests issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, Hexion or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its ownership percentage of such Equity Interests);

(2) purchase or otherwise acquire or retire for value any Equity Interests of Hexion or any direct or indirect parent company of Hexion;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of Hexion or any Subsidiary Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) and (i) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(i) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(ii) immediately after giving effect to such transaction on a pro forma basis, Hexion could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(iii) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Hexion and its Restricted Subsidiaries after the Existing Notes Issue Date (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of paragraph (b) below, but excluding all other Restricted Payments permitted by paragraph (b) below), is less than the sum of, without duplication,

(1) 50% of the Consolidated Net Income of Hexion for the period (taken as one accounting period) from June 30, 2006 to the end of Hexion’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by Hexion after the Existing Notes Issue Date from the issue or sale of Equity Interests of Hexion (excluding Refunding Capital Stock, Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of Hexion or an employee stock ownership plan or trust established by Hexion or any of its Subsidiaries), plus

(3) 100% of the aggregate amount of cash contributions to the capital of Hexion, and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received after the Existing Notes Issue Date (other than Refunding Capital Stock, Designated Preferred Stock, contributions from the issuance of Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock), plus

(4) 100% of the aggregate amount received by Hexion or any Restricted Subsidiary in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received by Hexion or any Restricted Subsidiary, in each case subsequent to the Existing Notes Issue Date, from:

(A) the sale or other disposition (other than to Hexion or a Restricted Subsidiary of Hexion) of Restricted Investments made by Hexion and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from Hexion and its Restricted Subsidiaries by any Person (other than Hexion or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of paragraph (b) below),

(B) the sale (other than to Hexion or a Restricted Subsidiary of Hexion) of the Capital Stock of an Unrestricted Subsidiary or

(C) a distribution or dividend from an Unrestricted Subsidiary, plus

(5) in the event any Unrestricted Subsidiary of Hexion has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, Hexion or a Restricted Subsidiary of Hexion, in each case subsequent to the Existing Notes Issue Date, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investment of Hexion in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of paragraph (b) below or constituted a Permitted Investment).

The Fair Market Value of property other than cash covered by clauses (iii)(2), (3), (4) and (5) above shall be determined in good faith by Hexion and

(A) in the event of property with a Fair Market Value in excess of $4 million, shall be set forth in an Officers’ Certificate,

(B) in the event of property with a Fair Market Value in excess of $15 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of Hexion or

(C) in the event of property with a Fair Market Value in excess of $30 million, shall be set forth in writing by an Independent Financial Advisor.

(b) The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution (i) within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture or (ii) declared or prior to the Existing Notes Issue Date;

(2) (A) the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of Hexion or any direct or indirect parent company of Hexion or Subordinated Indebtedness of Hexion or any Subsidiary Guarantor in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of Hexion or any direct or indirect parent company of Hexion or contributions to the equity capital of Hexion (other than Designated Preferred Stock, Cash Contribution Amounts, Excluded

Contributions and Disqualified Stock or any Equity Interests sold to a Subsidiary of Hexion or to an employee stock ownership plan or any trust established by Hexion or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”) and

(B) the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of Hexion or to an employee stock ownership plan or any trust established by Hexion or any of its Subsidiaries) of Refunding Capital Stock;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of Hexion or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of new Indebtedness of Issuers or such Subsidiary Guarantor, respectively, which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired plus any fees incurred in connection therewith),

(B) such Indebtedness is subordinated to the Notes or the related Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value,

(C) such Indebtedness has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Subordinated Indebtedness being redeemed, repurchased, acquired or retired or (y) one year following the last maturity date of any Notes then outstanding; and

(D) such Indebtedness has a Weighted Average Life to Maturity which is not less than (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being redeemed, repurchased, acquired or retired and (y) the Weighted Average Life to Maturity that would result of all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, acquired or retired that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following;

(4) the repurchase, retirement or other acquisition (or dividends to any direct or indirect parent company of Hexion to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of Hexion or any direct or indirect parent company of Hexion held by any future, present or former employee, director or consultant of Hexion or any direct or indirect parent company of Hexion or any Subsidiary of Hexion pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $15.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar year); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds received by Hexion or any of its Restricted Subsidiaries from the sale of Equity Interests (excluding Refunding Capital Stock, Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock) of Hexion or any direct or indirect parent company of Hexion (to the extent contributed to Hexion) to members of management, directors or consultants of Hexion and its Restricted Subsidiaries or any direct or indirect parent company of Hexion that occurs after the Existing Notes Issue Date; provided, however, that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (iii) of paragraph (a) of this covenant); plus

(B) the cash proceeds of key man life insurance policies received by Hexion or any direct or indirect parent company of Hexion (to the extent contributed to Hexion) and its Restricted Subsidiaries after the Existing Notes Issue Date;

(provided, however, that Hexion may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year and, to the extent any payment described under this clause (4) is made by delivery of Indebtedness and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Indebtedness makes payments with respect to such Indebtedness);

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of Hexion or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Existing Notes Issue Date and the declaration and payment of dividends to any direct or indirect parent company of Hexion, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent company of Hexion issued after the Existing Notes Issue Date the proceeds of which were contributed to Hexion; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, Hexion would have had a Fixed Charge Coverage Ratio of at least 2.25 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by Hexion from the issuance of Designated Preferred Stock (other than Disqualified Stock) issued after the Existing Notes Issue Date;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made on or after the Existing Notes Issue Date pursuant to this clause (7) that are at that time outstanding, not to exceed the greater of $35 million and 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) the payment of dividends on Hexion’s common stock (or the payment of dividends to any direct or indirect parent of Hexion to fund the payment by any direct or indirect parent of Hexion of dividends on such entity’s common stock) of up to 6.0% per annum of the net proceeds received by Hexion from any public offering of common stock or contributed to Hexion by any direct or indirect parent of Hexion from any public offering of common stock;

(9) Investments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed $50 million;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to Hexion or a Restricted Subsidiary of Hexion by, Unrestricted Subsidiaries;

(12) (A) with respect to each tax year or portion thereof that any direct or indirect parent of Hexion qualifies as a Flow Through Entity, the distribution by Hexion to the holders of Capital Stock of such direct or indirect parent of Hexion of an amount equal to the product of (i) the amount of aggregate net taxable income of Hexion allocated to the holders of Capital Stock of Hexion for such period and (ii) the Presumed Tax Rate for such period; and

(B) with respect to any tax year or portion thereof that any direct or indirect parent of Hexion does not qualify as a Flow Through Entity, the payment of dividends or other distributions to any direct or indirect parent company of Hexion that files a consolidated U.S. federal tax return that includes Hexion and its subsidiaries in an amount not to exceed the amount that Hexion and its Restricted Subsidiaries would have been required to pay in respect of federal, state or local taxes (as the case may be) in respect of such year if Hexion and its Restricted Subsidiaries paid such taxes directly as a stand-alone taxpayer (or stand-alone group);

(13) the payment of dividends, other distributions or other amounts by Hexion:

(A) in amounts equal to the amounts required for any direct or indirect parent of Hexion to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnity provided on behalf of, officers and employees of any direct or indirect parent of Hexion, and general corporate overhead expenses of any direct or indirect parent of Hexion, in each case to the extent such fees, expenses, salaries, bonuses, benefits and indemnities are attributable to the ownership or operation of Hexion and its respective Subsidiaries; provided, however, that any such dividends, distributions or other amounts are treated as an operating expense of Hexion for purposes of determining the Consolidated Net Income of Hexion; and

(B) in amounts equal to amounts required for any direct or indirect parent of Hexion, to pay interest or principal on Indebtedness the proceeds of which have been contributed to Hexion or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, Hexion Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided, however, that any such contribution will not increase the amount available for Restricted Payments under clause (iii) of the immediately preceding paragraph or be used to incur Contribution Indebtedness or to make a Restricted Payment pursuant to paragraph (b) of this covenant (other than payments permitted by this clause (13); provided further, however, any such dividends, other distributions or other amounts used to pay interest are treated as interest payments of Hexion for purposes of the Indenture;

(14) cash dividends or other distributions on Hexion’s Capital Stock used to, or the making of loans to any direct or indirect parent of Hexion to, fund the payment of fees and expenses incurred in connection with the Offering Transactions or owed by Hexion or any Restricted Subsidiary of Hexion to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates;”

(15) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(16) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing;

(17) in the event of a Change of Control, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Stock of Hexion or Subordinated Indebtedness of any Guarantor or Disqualified Stock or Preferred Stock of any Restricted Subsidiary, in each case, at a purchase price not greater than 101% of the principal amount or liquidation preference, as applicable (or, if such Subordinated Indebtedness was issued with original issue discount, 101% of the accreted value), of such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, plus any accrued and unpaid interest or dividends thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuers (or a third party to the extent permitted by the Indenture) have made a Change of Control Offer with respect to the Notes as a result of such Change of Control and have repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; and

(18) in the event of an Asset Sale that requires the Issuers to offer to purchase Notes pursuant to the covenant described under “—Asset Sales,” the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Stock of Hexion or Subordinated Indebtedness of any Guarantor or Disqualified Stock or Preferred Stock of any Restricted Subsidiary, in each case, at a purchase price not greater than 100% of the principal amount or liquidation preference, as applicable (or, if such Subordinated Indebtedness was issued with original issue discount, 100% of the accreted value), of such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, plus any accrued and unpaid interest or dividends thereon; provided, however, that (i) prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuers (or a third party to the extent permitted by the Indenture) have made an Asset Sale Offer with respect to the Notes as a result of such Asset Sale and have repurchased all Notes validly tendered and not withdrawn in connection with such Asset Sale Offer and (ii) the aggregate amount of all such payments, purchases, redemptions, defeasances or other acquisitions or retirements of all such Subordinated Indebtedness, Disqualified Stock and Preferred Stock may not exceed the amount of the Excess Proceeds used to determine the aggregate purchase price of the Notes tendered for in such Asset Sale Offer less the aggregate amount applied in connection with such Asset Sale Offer;

(19) any Restricted Payments made in connection with the consummation of the Hexion Recapitalization, as set forth under the heading “Use of Proceeds” in the Existing Notes Offering Circular, the payment of the dividend declared on May 31, 2005 but not yet paid in the amount included in other long-term liabilities as of June 30, 2006, and the repayment or repurchase of the Parish of Ascension, Louisiana Industrial Revenue Bonds of Holdings; and

(20) payments of cash, or dividends, distributions or advances by Hexion or any Restricted Subsidiary to allow any such entity to make payments of cash, in lieu of the issuance of fractional shares upon the exercise of warrants or upon the conversion or exchange of Capital Stock of any such Person; provided, however, the aggregate amount of such payments, dividends, distributions or advances does not exceed $3 million;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (7), (10), (11), (17) and (18), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of Hexion’s Subsidiaries will be Restricted Subsidiaries, except that (i) subsidiaries designated as Unrestricted Subsidiaries as of the Issue Date under the Existing Second Lien Notes Indenture will be Unrestricted Subsidiaries (which designation shall be deemed a Restricted Payment to the extent it was under the Existing Second Lien Notes Indenture) and (ii) HAI will not be subject to the covenants described under “—Certain Covenants.” Hexion will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by Hexion and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

For the purposes of this covenant, any payment made on or after the Existing Notes Issue Date but prior to the Issue Date will be deemed to be a “Restricted Payment” to the extent that such payment would have been a Restricted Payment had the Indenture been in effect at the time of such payment (and, to the extent that such Restricted Payment was permitted by clauses (1) through (20) above or as a Permitted Investment, such Restricted Payment may be deemed by Hexion to have been made pursuant to such clause or as such a Permitted Investment).

We believe that, as of December 31, 2009, we have approximately $50.0 million of capacity for Restricted Payments under clause (a)(iii) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments”

Dividend and Other Payment Restrictions Affecting Subsidiaries

Hexion will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i) pay dividends or make any other distributions to Hexion or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or by, its profits or (ii) pay any Indebtedness owed to Hexion or any of its Restricted Subsidiaries;

(b) make loans or advances to Hexion or any of its Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to Hexion or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Agreement and the other Senior Credit Documents;

(2) the Indenture, the Notes, the Security Documents, the New Intercreditor Agreement and the Existing Intercreditor Agreement;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument relating to Indebtedness of a Person acquired by Hexion or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(5) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6) Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9) purchase money obligations for property acquired in the ordinary course of business or Capitalized Lease Obligations that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10) customary provisions contained in leases and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) other Indebtedness

(i) of (A) Hexion or (B) any Restricted Subsidiary of Hexion, in each case that (x) is Incurred subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) an Officer reasonably and in good faith determines at the time such Indebtedness is Incurred (and at the time of any modification of the terms of any such encumbrance or restriction) that any such encumbrance or restriction will not materially adversely affect Hexion’s ability to honor its Guarantee of the Notes and any other Indebtedness that is an obligation of Hexion and such determination is set forth in an Officer’s Certificate delivered to the Trustee, or

(ii) that is Incurred by a Foreign Subsidiary of Hexion subsequent to the Issue Date pursuant to clauses (d), (l), (m) (but limited to guarantees of Indebtedness of other Foreign Subsidiaries described in this clause (12)(ii)), (n) (but only to the extent such Indebtedness refunds, refinances or decreases Indebtedness of such Foreign Subsidiary Incurred pursuant to clause (d) or (l)) or (t) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided, however, that such encumbrance or restriction applies only to Foreign Subsidiaries of Hexion; or

(13) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of Hexion, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to Hexion to other Indebtedness Incurred by Hexion shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales

Hexion will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) Hexion or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by Hexion) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by Hexion or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided, however, that the amount of:

(a) any liabilities (as shown on Hexion’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of Hexion or any Restricted Subsidiary of Hexion (other than liabilities that are by their terms subordinated to the Notes or the Guarantees of the Notes, as the case may be) that are assumed by the transferee of any such assets,

(b) any notes or other obligations or other securities or assets received by Hexion or such Restricted Subsidiary from such transferee that are converted by Hexion or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c) any Designated Non-cash Consideration received by Hexion or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of 3% of Total Assets and $25 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 365 days after Hexion’s or any Restricted Subsidiary of Hexion’s receipt of the Net Proceeds of any Asset Sale, Hexion or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale at its option to any one or more of the following:

(1) to permanently reduce any Indebtedness constituting First-Priority Lien Obligations or Indebtedness of a Restricted Subsidiary that is not a Guarantor (and, in the case of revolving Obligations, to correspondingly reduce commitments with respect thereto) or any Pari Passu Indebtedness, in each case other than Indebtedness owed to Hexion or an Affiliate of Hexion; provided, however, that if the Issuers or any Guarantor shall so reduce any Pari Passu Indebtedness (other than any First-Priority Lien Obligation), the Issuers will equally and ratably reduce Indebtedness under the Notes by making an offer to all holders of Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of the Notes) such offer to be conducted in accordance with the procedures set forth below for an Asset Sales Offer but without any further limitation in amount; or

(2) to an investment in any one or more businesses or capital expenditures, in each case used or useful in a Similar Business; provided, however, that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of Hexion or, if such Person is a Restricted Subsidiary of Hexion, in an increase in the percentage ownership of such Person by Hexion or any Restricted Subsidiary of Hexion; or

(3) to make an investment in any one or more businesses; provided, however, that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of Hexion or, if such Person is a Restricted Subsidiary of Hexion, in an increase in the percentage ownership of such Person by Hexion or any Restricted Subsidiary of Hexion).

Pending the final application of any such Net Proceeds, Hexion or such Restricted Subsidiary of Hexion may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture provides that any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15 million, the Issuers shall make an offer to all holders of Notes (and, at the option of the Issuers, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Pari Passu Indebtedness), that is an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceeds $15 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustees. To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes (and such Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the applicable trustees shall select the Notes (and such Pari Passu Indebtedness) to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds which served as the basis for such Asset Sale Offer shall be reduced to zero.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

If more Notes (and Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, the principal amount of the Notes (and Pari Passu Indebtedness) to be purchased will be determined pro rata based on the principal amounts so tendered and the selection of the actual Notes of each series for purchase will be made by the Trustee on a pro rata basis to the extent practicable; provided, however, that no Notes (or Pari Passu Indebtedness) of $1,000 or less shall be purchased in part.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Note of the same series in principal amount equal to the unpurchased portion of any Note purchased in part will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the purchase date, unless the Issuers default in payment of the purchase price, interest shall cease to accrue on Notes or portions thereof purchased.

Transactions with Affiliates

Hexion will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Hexion (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $2.5 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to Hexion or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable transaction by Hexion or such Restricted Subsidiary with an unaffiliated party; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20 million, Hexion delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of Hexion approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1) (a) transactions between or among Hexion or any of its Restricted Subsidiaries and (b) any merger of Hexion and any direct parent company of Hexion; provided, however, that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of Hexion and such merger is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2) Restricted Payments permitted under the covenant “—Limitation on Restricted Payments” and Permitted Investments;

(3) the entering into of any agreement to pay, and the payment of, annual management, consulting, monitoring and advisory fees and expenses to the Sponsor in an aggregate amount in any fiscal year not to exceed the greater of (x) $3 million and (y) 2% of EBITDA of Hexion and its Restricted Subsidiaries for the immediately preceding fiscal year; provided, however, any payment not made in any fiscal year may be carried forward and paid in the following two fiscal years;

(4) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of Hexion or any Restricted Subsidiary or any direct or indirect parent company of Hexion;

(5) payments by Hexion or any of its Restricted Subsidiaries to the Sponsor made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are (x) approved by a majority of the Board of Directors of Hexion in good faith or (y) made pursuant to any agreement described under the caption “Certain Relationships and Related Party Transactions” in the Offering Circular (or in a document incorporated by reference therein);

(6) transactions in which Hexion or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to Hexion or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans to employees or consultants in the ordinary course of business which are approved by a majority of the Board of Directors of Hexion in good faith;

(8) the existence of, or the performance by Hexion or any of its Restricted Subsidiaries under the terms of, any agreement or instrument (other than with the Sponsor, except to the extent the Sponsor includes Hexion, any of its direct or indirect parents, Borden Holdings, LLC or any Subsidiary of Hexion) as in effect as of the Issue Date or any amendment thereto (so long as any such agreement or instrument together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement or instrument as in effect on the Issue Date) or any transaction contemplated thereby;

(9) the existence of, or the performance by Hexion or any of its Restricted Subsidiaries of its obligations under the terms of any stockholders agreement or investor rights agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by Hexion or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date;

(10) the payment of all fees and expenses related to the Offering Transactions, including fees to the Sponsor, that are described in the Offering Circular;

(11) (a) transactions with customers, clients, suppliers, toll manufacturers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, on terms at least as favorable as could reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries for the purchase or sale of chemicals, equipment and services entered into in the ordinary course of business;

(12) any transaction effected as part of a Qualified Receivables Financing;

(13) the issuance of Equity Interests (other than Disqualified Stock) of Hexion;

(14) the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of Hexion or of a Restricted Subsidiary, as appropriate, in good faith;

(15) the entering into of any tax sharing agreement or arrangement and any payments permitted by clause (b)(12)(a) of the covenant described under “—Limitations on Restricted Payments;”

(16) any contribution to the capital of Hexion; and

(17) the Issuers’ Assumption.

Liens

Hexion will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (the “Initial Lien”) on any asset or property of Hexion or such Restricted Subsidiary of Hexion, or any income or profits therefrom, or assign or convey any right to receive income therefrom, whether owned at the Issue Date or thereafter acquired, (i) that secures any Indebtedness of any Person (other than Permitted Liens) and (ii) that secures any First-Priority Lien Obligation of Hexion or any Subsidiary Guarantor without effectively providing that the Notes or the applicable Guarantee, as the case may be, shall be granted a security interest (subject to Permitted Liens) upon the assets or property constituting the collateral for such First-Priority Lien Obligations (on a basis that ranks junior to such liens on substantially the terms set forth in the New Intercreditor Agreement); provided, however, that if granting such security interest requires the consent of a third party, Hexion will use commercially reasonable efforts to obtain such consent with respect to the security interest for the benefit of the Trustee on behalf of the holders of the Notes; provided further, however, that if such third party does not consent to the granting of such security interest after the use of commercially reasonable efforts, Hexion will not be required to provide such security interest.

Reports and Other Information

Notwithstanding that Hexion may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, Hexion will file with the SEC (and provide the Trustee and holders of the Notes with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1) within 90 days after the end of each fiscal year (or such shorter period as may be required by the SEC, or such longer period as may be permitted by Rule 12b-25 of the Exchange Act), annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such shorter period as may be required by the SEC, or such longer period as may be permitted by Rule 12b-25 of the Exchange Act), reports on Form 10-Q (or any successor or comparable form),

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K (or any successor or comparable form), and

(4) any other information, documents and other reports which Hexion would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that Hexion shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event Hexion will post the reports specified in the first sentence of this paragraph on its website within the time periods that would apply if Hexion were required to file those reports with the SEC. In addition, Hexion will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the holders of the Notes, in each case within 15 days after the time Hexion would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

In the event that:

(a) the rules and regulations of the SEC permit Hexion and any direct or indirect parent company of Hexion to report at such parent entity’s level on a consolidated basis and

(b) such parent entity of Hexion is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of Hexion,

such consolidated reporting at such parent entity’s level in a manner consistent with that described in this covenant for Hexion will satisfy this covenant.

Future Guarantors

Hexion and each of our Restricted Subsidiaries that is a guarantor under the Credit Agreement will guarantee the Notes in the manner and on the terms set forth in the Indenture.

Hexion will cause each of its Restricted Subsidiaries (other than (x) a Foreign Subsidiary; (y) or a Receivables Subsidiary or (z) a Domestic Subsidiary that is wholly owned by one or more Foreign Subsidiaries, created to enhance the worldwide tax efficiency of Hexion and its Subsidiaries) that:

(a) guarantees any Indebtedness of Hexion or any of its Restricted Subsidiaries; or

(b) Incurs any Indebtedness or issues any shares of Disqualified Stock permitted to be Incurred or issued pursuant to clause (a) or (l) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or not permitted to be Incurred by such covenant to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the Notes on the terms and conditions set forth in the Indenture. Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Guarantee by a Restricted Subsidiary may be released as described under “—Guarantees.”

Impairment of Security Interest

Subject to the rights of the holders of Permitted Liens, Hexion will not, and will not permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission would or could reasonably be expected to have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee and the Holders of the Notes, subject to limited exceptions. Hexion shall not amend, modify or supplement, or permit or consent to any amendment, modification or supplement of, the Security Documents in any way that would be adverse to the holders of the Notes in any material respect, except as described above under “—Security for the Notes” or as permitted under “—Amendments and Waivers” or under the New Intercreditor Agreement or the Existing Intercreditor Agreement.

After-Acquired Property

Hexion or any Guarantor of any First-Priority After-Acquired Property, the Issuers, Hexion or such Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Trustee a perfected security interest, subject only to Permitted Liens, in such First-Priority After-Acquired Property and to have such First-Priority After-Acquired Property (but subject to certain limitations, if applicable, including as described under “—Security for the Notes—Limitations on Stock Collateral”) added to the Collateral, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such First-Priority After-Acquired Property to the same extent and with the same force and effect; provided, however, that if granting such security interest in such First-Priority After-Acquired Property requires the consent of a third party, Hexion will use commercially reasonable efforts to obtain such consent with respect to the interest for the benefit of the Trustee on behalf of the Holders of the Notes; provided further, however, that if such third party does not consent to the granting of such security interest after the use of such commercially reasonable efforts, Hexion or such Guarantor, as the case may be, will not be required to provide such security interest.

Limitation on Indenture Restricted Subsidiaries

Hexion will not, and will not permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take any action which action or omission could reasonably be expected to or would have the result of any Existing Debentures Subsidiary being an Indenture Restricted Subsidiary at any time when the negative covenants contained in the Existing Debentures are applicable to an Indenture Restricted Subsidiary unless such Subsidiary concurrently becomes a Subsidiary Guarantor and, after giving effect thereto, there is no default under the Existing Debentures.

Limitation on Issuers

Hexion will not cease to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, 100% of the Voting Stock of the Issuers (except to the extent either of the Issuers is merged with and into Hexion or a Guarantor in accordance with the terms of the Indenture). The Issuers will not own any material assets or other property, other than Indebtedness or other obligations owing to the Issuers by Hexion and its Restricted Subsidiaries and Cash Equivalents, or engage in any trade or conduct any business other than treasury, cash management, hedging and cash pooling activities and activities incidental thereto. The Issuers will not Incur any material liabilities or obligations other than their obligations pursuant to the Notes, the Indenture, the Credit Agreement, the Security Documents and other Indebtedness permitted to be Incurred by the Issuers as described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and liabilities and obligations pursuant to business activities permitted by this covenant.

Merger, Consolidation or Sale of All or Substantially All Assets

(a) Hexion will not consolidate or merge with or into or wind up into (whether or not Hexion is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1) Hexion is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Hexion) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (Hexion or such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company (if other than Hexion) expressly assumes all the obligations of Hexion under the Indenture and its Guarantee of the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction no Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(A) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or

(B) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than the Fixed Charge Coverage Ratio for Hexion and its Restricted Subsidiaries immediately prior to such transaction; and

(5) Hexion shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures (if any) comply with the Indenture.

The Successor Company will succeed to, and be substituted for, Hexion under the Indenture and its Guarantee of the Notes and Hexion, the Guarantors and the Issuers shall be released from the obligation to guarantee, or, to pay, if applicable, the principal of and interest on the Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Hexion or to another Restricted Subsidiary, and (b) Hexion may merge with an Affiliate incorporated solely for the purpose of reincorporating Hexion in another state of the United States so long as the amount of Indebtedness of Hexion and its Restricted Subsidiaries is not increased thereby.

(b) An Issuer may not, and Hexion will not permit an Issuer to, consolidate, merge or amalgamate with or into or wind up into (whether or not such Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1) such Issuer is the surviving entity or the Person formed by or surviving any such consolidation merger or amalgamation (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited liability company or unlimited liability company organized and existing under the laws of Canada or the laws of any political subdivision thereof or the laws of the United States of America, any state thereof or the District of Columbia, or any territory thereof (such Issuer or such Person, as the case may be, being herein called, a “Successor Issuer”);

(2) a Successor Issuer (if other than such Issuer) expressly assumes, all the obligations of such Issuer under the Indenture and the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of a Successor Issuer as a result of such transaction as having been Incurred by such Successor Issuer at the time of such transaction), no Default shall have occurred and be continuing; and

(4) Hexion shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation, transfer and such supplemental indenture (if any) comply with the Indenture.

A Successor Issuer will be the successor to the predecessor Issuer and shall succeed to, and be substituted for, and may exercise every right and power of, the predecessor Issuer under the Indenture, and the predecessor Issuer, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes. Notwithstanding the foregoing clause (3), an Issuer may consolidate with, merge into, amalgamate with or transfer all or part of its property and assets to Hexion or a Restricted Subsidiary.

(c) Hexion will not permit any Subsidiary Guarantor to, consolidate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person (other than any such sale, assignment, transfer, lease, conveyance or disposition in connection with the Offering Transactions described in the Offering Circular) unless:

(1) such Subsidiary Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized and existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

(2) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantors’ Guarantee of the Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default shall have occurred and be continuing; and

(4) the Successor Guarantor (if other than such Subsidiary Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee of the Notes and such Guarantor shall be released from its obligation to guarantee or to pay, if applicable, the principal of, or interest on, the Notes. Notwithstanding the foregoing clause (3), (1) a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States, so long as the amount of Indebtedness of the Guarantor is not increased thereby and (2) a Guarantor may merge with another Guarantor or an Issuer.

In addition, notwithstanding the foregoing, any Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (collectively, a “Permitted Transfer”) to (x) Hexion or any Guarantor or (y) any Restricted Subsidiary of Hexion that is not a Guarantor; provided that at the time of each such Permitted Transfer pursuant to clause (y) the aggregate amount of all such Permitted Transfers since the Issue Date shall not exceed 5.0% of the Total Assets as shown on the most recent available balance sheet of Hexion and the Restricted Subsidiaries after giving effect to each such Permitted Transfer and including all Permitted Transfers occurring from and after the Issue Date.

Defaults

An Event of Default with respect to all the Notes is defined in the Indenture as:

(1) a default in any payment of interest or any Additional Amounts on any Note when due continued for 30 days,

(2) a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3) the failure by Hexion to comply with its obligations under the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets” above,

(4) the failure by Hexion or any of its Restricted Subsidiaries to comply for 30 days after notice with any of its obligations under the covenants described under “—Certain Covenants” (in each case, other than a failure to purchase Notes when required under the covenant described under “—Certain Covenants—Asset Sales”),

(5) the failure by Hexion or any of its Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture, (other than those referred to in (1), (2), (3) or (4) above),

(6) the failure by Hexion or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to Hexion or a Restricted Subsidiary of Hexion) within any applicable grace period after final maturity or the acceleration of any such Indebtedness (or, with respect to the pollution control bonds constituting Existing Debentures, failure to pay under the guarantees of Hexion and its applicable Restricted Subsidiaries related thereto) by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $20 million or its foreign currency equivalent (the “cross-acceleration provision”),

(7) certain events of bankruptcy, insolvency or reorganization of Hexion, either Issuer or a Significant Subsidiary (the “bankruptcy provisions”),

(8) failure by Hexion or any Significant Subsidiary to pay final judgments aggregating in excess of $20 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”),

(9) the Guarantee of any Notes by a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof or by the Indenture) or any Guarantor denies or disaffirms its obligations under the Indenture or any Guarantee of any Notes and such Default continues for 10 days,

(10) unless all of the Collateral has been released from the Liens in accordance with the provisions of the Security Documents, Hexion shall assert or any Subsidiary shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Subsidiary, Hexion fails to cause such Subsidiary to rescind such assertions within 30 days after Hexion has actual knowledge of such assertions,

(11) the failure by Hexion, the Issuers or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole (together with the defaults described in clauses (9) and (10) the “security default provisions”), or

(12) a Change of Control shall occur and the Issuers do not cure this event as permitted under the Indenture (the “change of control default provisions”).

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4), (5) or (11) will not constitute an Event of Default until the Trustee notifies the Issuers or the holders of at least 25% in principal amount of outstanding Notes notify the Issuers and the Trustee of the default and the Issuers do not cure such default within the time specified in clauses (4), (5) and (11) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of either of the Issuers or Hexion) occurs and is continuing, the Trustee by notification to the Issuers or the holders of at least 25% in principal amount of outstanding Notes by notice to the Issuers and the Trustee may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable; provided, however, in the case of an Event of Default described in clause (1) or (2) with respect to a series of Notes, such notice may be given by 25% in principal amount of the outstanding Notes of such series. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuers or Hexion occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences; provided, however, that if the Notes of any series were accelerated as a result of an Event of Default described in clause (1) or (2) above with respect to a Note of such series, holders of a majority in principal amount of the outstanding Notes of such series must also agree to rescind such acceleration and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing,

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy,

(3) such holders have offered the Trustee reasonable security or indemnity satisfactory to it against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers also are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults with respect to the Notes, their status and what action the Issuers are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture and the related Security Documents may be amended with the consent of the holders of a majority in principal amount of the Notes, then outstanding voting as a single class (which consents may be obtained in connection with a tender offer or exchange offer for the Notes) and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding voting as a single class (which consents may be obtained in connection with a tender offer or exchange offer for the Notes). Notwithstanding the foregoing, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest on the Notes,

(3) reduce the principal of or change the Stated Maturity of the Notes,

(4) reduce the amount payable upon the redemption of the Notes or change the time when the Notes may be redeemed as described under “—Optional Redemption” or “—Redemption for Changes in Withholding Taxes,”

(5) make the Notes payable in money other than that stated in the Notes,

(6) impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes,

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions,

(8) expressly subordinate the Notes or the Guarantees to any other Indebtedness of the Issuers or any Guarantor,

(9) modify the Guarantees in any manner adverse to the holders of such Note,

(10) make any change in the New Intercreditor Agreement, the Existing Intercreditor Agreement or the provisions in the Indenture dealing with the application of Trust proceeds of the Collateral that would adversely affect the Noteholders, or

(11) make any change in the provisions described under “—Additional Amounts” that adversely affects the rights of any Noteholder or amend the terms of the Notes or the Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder.

Without the consent of the holders of at least two-thirds in aggregate principal amount of the Notes then outstanding (which consents may be obtained in connection with a tender offer or exchange offer for the Notes), no amendment or waiver may release from the Lien of the Indenture and the Security Documents all or substantially all of the Collateral.

Without the consent of any holder, the Issuers, the Guarantors and the Trustee may amend the Indenture, the Notes, any Security Document, the New Intercreditor Agreement or the Existing Intercreditor Agreement to cure any ambiguity, omission, defect, mistake or inconsistency, to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of the Issuers or any Guarantor under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add additional assets as Collateral, to release Collateral from the Lien pursuant to the Indenture, the Security Documents, the New Intercreditor Agreement and the Existing Intercreditor Agreement when permitted or required by the Indenture or the Security Documents, to add to the covenants of Hexion or any Restricted Subsidiaries for the benefit of the holders or to surrender any right or power conferred upon the Issuers or any Guarantor, to make any change that does not adversely affect the rights of any holder, to conform the text of the Indenture, the Notes, the Security Documents, the New Intercreditor Agreement or the Existing Intercreditor Agreement, to any provision of the “Description of Notes” to the extent that such provision in this “Description of Notes” was intended by the Issuers to be a verbatim recitation of a provision of the Indenture, the Notes, the Security Documents, the New Intercreditor Agreement or the Existing Intercreditor Agreement, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA, to make certain changes to the Indenture to provide for the issuance of additional Notes, as the case may be, or to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer Notes. In addition, the New Intercreditor Agreement will provide and the Existing Intercreditor Agreement provides that, subject to certain exceptions, any amendment, waiver or consent to any of the collateral documents with respect to First-Priority Lien Obligations will also apply automatically to the comparable Security Documents with respect to the Notes.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Issuers are required to mail to the respective Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

No affiliate, director, officer, employee, incorporator or holder of any equity interests in Hexion, the Issuers or any direct or indirect parent corporation of Hexion, as such, will have any liability for any obligations of the Issuers under the Notes or the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note, selected for redemption or to transfer or exchange any such Note for a period of 15 days prior to a selection of such Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Issuers or the Guarantors have paid all other sums payable under the Indenture; and

(3) the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

The Issuers at any time may terminate all their obligations under the Notes and their obligations under the Indenture with respect to the holders of the Notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace

Notes that have been mutilated, destroyed, lost or stolen and to maintain a registrar and paying agent in respect of the Notes. The Issuers at any time may terminate their obligations under the covenants described under “—Certain Covenants” for the benefit of the Notes, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision, the security default provisions, and the change of control default provision described under “—Defaults” (but only to the extent that those provisions relate to the Defaults with respect to the Notes) and certain provisions of the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”) for the benefit of the Notes. If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guarantee and the Security Documents so long as no Notes are then outstanding.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (6), (7) with respect only to Significant Subsidiaries, (8) with respect only to Significant Subsidiaries, (9), (10), (11) or (12) under “—Defaults” or because of the failure of Hexion to comply with clause (a)(4) under “—Merger, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable U.S. federal income tax law). Notwithstanding the foregoing, the Opinion of Counsel required with respect to a legal defeasance need not be delivered if all the Notes, not theretofore delivered to the Trustee for cancellation have become due and payable.

Concerning the Trustee

Wilmington Trust FSB is the Trustee under the Indenture and has been appointed by the Issuers as Registrar and a Paying Agent with regard to the Notes.

Wilmington Trust Company, an affiliate of Wilmington Trust FSB, serves as trustee for the Existing Second Lien Notes. Consequently, if a default occurs with respect to the Notes or the Existing Second Lien Notes, Wilmington Trust FSB or Wilmington Trust Company (as applicable) may be considered to have a conflicting interest for the purposes of the TIA. In that case, the applicable trustee may be required to resign under one or both of the indentures, and we would be required to appoint a successor trustee.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default with respect to any Notes occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs.

Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

Governing Law

The Indenture, the Security Documents, the New Intercreditor Agreement, the Existing Intercreditor Agreement and the Notes are governed by, and construed in accordance with, the laws of the State of New York (or, to the extent required, the law of the jurisdiction in which the Collateral is located).

Enforceability of Judgments

Since a significant portion of our operating assets and the operating assets of our Subsidiaries are situated outside the United States, any judgment obtained in the United States against us or a Subsidiary, including judgments with respect to the payment of principal, interest, Additional Amounts, redemption price and any purchase price with respect to the Notes, may not be collectible within the United States.

The Canadian Issuer has been informed by its Nova Scotia counsel, Stewart McKelvey, that in such counsel’s opinion the laws of the Province of Nova Scotia (the “Province”) and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province on a final and conclusive judgment in personam of a United States federal court or a court of the State of New York sitting in the Borough of Manhattan in The City of New York (a “New York Court”), respecting the enforcement of the Notes, the Indenture, the Registration Rights Agreement or the Security Documents, that is not impeachable as void or voidable under the laws of the State of New York and that is for a sum certain in money if:

(1) the New York Court that rendered such judgment has jurisdiction over the judgment debtor, as recognized by the courts of the Province and in accordance with its conflict of laws rules (and the enforceable submission by the Canadian Issuer in the Indenture to the jurisdiction of the New York Court will be sufficient for this purpose);

(2) such judgment was not obtained by fraud or in a manner contrary to natural justice or in contravention of fundamental principles of procedure and the enforcement thereof would not be inconsistent with public policy, as each of such terms is understood under the laws of the Province and the federal laws of Canada applicable therein;

(3) such judgment not obtained contrary to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

(4) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, public or penal laws or other laws of a public nature;

(5) the action to enforce such judgment is commenced within six years after the date of such judgment; and

(6) the judgment is not contrary to the final and conclusive judgment of any court in the Province or in any other jurisdiction.

Furthermore, we have been advised by such counsel, that absent procedural concerns or concerns respecting particular laws of the State of New York, such counsel would not foresee a court of competent jurisdiction in the Province, on public policy grounds, refusing to enforce a final and conclusive judgment in personam of a New York Court for a definite sum of money with respect to a matter under the Registration Rights Agreement, the Security Documents, the Indenture or on the Notes where a substantially similar judgment would have been granted by the Nova Scotia court had such matter been within the jurisdiction of the Nova Scotia court and properly come before it. Such counsel has no knowledge of New York law or New York procedure but is not aware of any general public policy concerns with respect thereto having been raised by any Nova Scotia court.

Consent to Jurisdiction and Service

The Canadian Issuer has appointed Corporation Service Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036, as its agent for actions relating to the Notes, the Indenture, the Registration Rights Agreement or the Security Documents or brought under Federal or state securities laws brought in any Federal or state court located in the Borough of Manhattan in The City of New York and will submit to such jurisdiction.

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; provided, however, such amount will be included in Adjusted EBITDA notwithstanding that such amount was not deducted in calculating Consolidated Net Income; plus

(3) Consolidated Non-cash Charges; plus

(4) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsor or its predecessor (or any accruals relating to such fees and related expenses) during such period; provided, however, that such amount shall not exceed in any four-quarter period the amount determined in accordance with clause (3) of the covenant described under “—Certain Covenants—Transactions with Affiliates;”

(5) plant closure and severance costs and charges; plus

(6) impairment charges, including the write-down of Investments; plus

(7) non-operating expenses; plus

(8) restructuring expenses and charges; plus

(9) the cost (or amortization of prior service cost) of subsidizing coverage for persons affected by amendments to medical benefit plans implemented prior to the Issue Date; provided, however, such amount will be included in Adjusted EBITDA notwithstanding that such amount was not deducted in calculating Consolidated Net Income;

less, without duplication,

(10) non-cash items increasing Consolidated Net Income for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period, including the amortization of employee benefit plan prior service costs); minus

(11) non-operating income.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1) 1.0% of the then outstanding principal amount of such Note; and

(2) the excess of:

(A) the present value at such redemption date of the sum of (i) the redemption price of such Note at February 1, 2014 (such redemption price being set forth in the applicable table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on such Note through February 1, 2014 (excluding accrued but unpaid interest), such present value to be computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(B) the then outstanding principal amount of such Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of assets (including by way of a Sale/Leaseback Transaction) of Hexion or any Restricted Subsidiary of Hexion other than in the ordinary course of business (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than to Hexion or another Restricted Subsidiary of Hexion other than directors’ or other legally required qualifying shares) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of Cash Equivalents or Investment Grade Securities;

(b) disposition of obsolete, damaged or worn out equipment or disposals of equipment in connection with reinvestment in or replacement of equipment, in each case, in the ordinary course of business;

(c) the disposition of all or substantially all of the assets of Hexion in a manner permitted pursuant to paragraph (a) of the provisions described above under “—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(d) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments;”

(e) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, which disposition or issuance has an aggregate Fair Market Value of less than $5 million;

(f) any disposition of assets to Hexion or any Restricted Subsidiary of Hexion, including by way of merger;

(g) any exchange of assets for assets related to a Similar Business to the extent of comparable or better market value, as determined in good faith by Hexion, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $4 million shall be evidenced by an Officers’ Certificate, and (2) $15 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of Hexion;

(h) any disposition of assets received by Hexion or any of its Restricted Subsidiaries upon the foreclosure on a Lien;

(i) any disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(j) any disposition of inventory in the ordinary course of business;

(k) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(l) any disposition of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions;

(m) a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(n) any agreement or arrangement involving, relating to or otherwise facilitating, (i) requirements contracts, (ii) tolling arrangements, (iii) the reservation or presale of production capacity of Hexion or any of its Restricted Subsidiaries by one or more third parties;

(o) sales or grants of licenses or sublicenses to use Hexion’s or any of its Restricted Subsidiaries patents, trade secrets, know-how and technology to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology; and

(p) any Sale/Leaseback Transaction pursuant to which Hexion or any Restricted Subsidiaries receives with respect to such transaction aggregate consideration of less than $15 million.

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement or the other Senior Credit Documents, as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Hexion whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means each day which is not a Legal Holiday.

“Calculation Agent” means a financial institution appointed by the Issuers to calculate the interest rate.

“Canadian Issuer” means Hexion Nova Scotia Finance, ULC, a Nova Scotia unlimited liability company, and any successor in interest thereto.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of Hexion described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros, or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the government of, or any agency or instrumentality thereof, the United States of America, Australia, Great Britain, Canada, the Netherlands or any other member state of the European Union, in each case with maturities not exceeding two years after the date of acquisition;

(3) in the case of any Foreign Subsidiary, securities issued or directly and fully guaranteed or insured by the government of, or any agency or instrumentality thereof, Malaysia or Brazil, in each case with maturities not exceeding 270 days after the date of acquisition and held by it from time to time in the ordinary course of business;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits and demand deposits (in their respective local currencies), in each case with any commercial bank having capital and surplus in excess of $500 million or the foreign currency equivalent thereof and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency);

(5) repurchase obligations for underlying securities of the types described in clauses (2) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper issued by a corporation (other than an Affiliate of Hexion) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency) and in each case maturing within one year after the date of acquisition;

(7) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P in each case with maturities not exceeding two years from the date of acquisition;

(8) Indebtedness issued by Persons (other than the Sponsor or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency) in each case with maturities not exceeding two years from the date of acquisition; and

(9) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (8) above.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all the collateral described in the Security Documents.

“consolidated” means, with respect to any Person, such Person consolidated with its Restricted Subsidiaries and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary shall be accounted for as an Investment.

“Consolidated Interest Expense” means, with respect to any Person (the “Specified Person”) for any period, the sum, without duplication, of:

(1) consolidated interest expense of the Specified Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and expensing of any bridge or other financing fees);

(2) consolidated capitalized interest of the Specified Person and its Restricted Subsidiaries for such period, whether paid or accrued;

(3) commissions, discounts, yield and other fees and charges Incurred for such period in connection with any Receivables Financing of the Specified Person or any of its Restricted Subsidiaries which are payable to Persons other than Hexion and its Restricted Subsidiaries;

(4) dividends accrued for such period in respect of all Disqualified Stock of the Specified Person and any of its Restricted Subsidiaries and all Preferred Stock (including Designated Preferred Stock) of any such Restricted Subsidiaries, in each case held by Persons other than Hexion or a Wholly Owned Subsidiary (in each such case other than (x) dividends payable solely in Capital Stock (other than Disqualified Stock) of Hexion and (y) dividends that are payable only at such time as there are no Notes outstanding); and

(5) interest accruing for such period on any Indebtedness of any other Person to the extent such Indebtedness is guaranteed by (or secured by the assets of) the Specified Person or any of its Restricted Subsidiaries;

less

(6) interest income of the Specified Person and its Restricted Subsidiaries for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1) any net after-tax extraordinary nonrecurring or unusual gains or losses or income, expenses or charges (less all fees and expenses relating thereto), including any severance expenses and fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition or Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments related to the Hexion Recapitalization, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges (such as purchased in-process research and development or capitalized manufacturing profit in inventory) resulting from purchase accounting in connection with any acquisition that is consummated after the Issue Date shall be excluded;

(3) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses, or any subsequent charges or expenses, (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions having occurred at any time other than in the ordinary course of business (as determined in good faith by the Board of Directors of Hexion) shall be excluded;

(6) any net after-tax gains or losses attributable to the early extinguishment of indebtedness shall be excluded;

(7) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (a)(iii)(1) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided, however, that the net loss of any such Restricted Subsidiary for such period shall be included;

(9) an amount equal to the amount of Tax Distributions actually made to the holders of Capital Stock of such Person or any parent company of such Person in respect of such period in accordance with clause (b)(12) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” shall be included, to the extent not otherwise deducted, as though such amounts had been paid as income taxes directly by such Person for such period;

(10) any non-cash impairment charges resulting from the application of Statement of Financial Accounting Standards No. 142 shall be excluded;

(11) any non-cash compensation expense realized from any deferred stock compensation plan or grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(12) solely for purposes of calculating Adjusted EBITDA, (a) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly-owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(13) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 shall be excluded;

(14) accruals and reserves that are established within twelve months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded;

(15) non-cash charges for deferred tax asset valuation allowances shall be excluded; and

(16) any (a) severance or relocation costs or expenses, (b) one-time non-cash compensation charges, (c) the costs and expenses after the Issue Date related to employment of terminated employees, (d) costs or expenses realized in connection with, resulting from or in anticipation of the Hexion Recapitalization or (e) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of Hexion or a Restricted Subsidiary of Hexion to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (iii)(4) and (5) of paragraph (a) thereof.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Indebtedness of Hexion and its Restricted Subsidiaries on the date of determination that constitutes First-Priority Lien Obligations, the Notes or Other Pari Passu Lien Obligations to (b) the aggregate amount of Adjusted EBITDA for the then most recent four fiscal quarters for which internal financial statements of Hexion and its Restricted Subsidiaries are available in each case with such pro forma adjustments to Consolidated Total Indebtedness and Adjusted EBITDA as are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio; provided, however, that solely for purposes of the calculation of the Consolidated Secured Debt Ratio, in connection with the incurrence of any Lien pursuant to clause (8) of the definition of “Permitted Liens,” Hexion or its Restricted Subsidiaries may elect, pursuant to an Officers’ Certificate delivered to the Trustee, to treat all or any portion of the commitment under any Indebtedness (including any Bank Indebtedness) which is to be secured by such Lien as being Incurred at such time and any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

“Consolidated Taxes” means provision for taxes based on income, profits or capital, including state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Income.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum (without duplication) of (1) the aggregate amount of all outstanding Indebtedness of Hexion and its Restricted Subsidiaries (excluding any undrawn letters of credit) consisting of Capitalized Lease Obligations, bankers’ acceptances, Indebtedness for borrowed money and Indebtedness in respect of the deferred purchase price of property or services, plus (2) the aggregate amount of all outstanding Disqualified Stock of Hexion and its Restricted Subsidiaries and all Preferred Stock of Restricted Subsidiaries of Hexion, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, minus (3) the lesser of (i) the unrestricted cash and marketable securities of Hexion and its Restricted Subsidiaries on such date and (ii) $100.0 million, in each case determined on a consolidated basis in accordance with GAAP.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of Hexion or any of its Restricted Subsidiaries that is a Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of Hexion by any stockholder of Hexion (other than a Restricted Subsidiary) after the Issue Date; provided, however, that:

(1) if the aggregate principal amount of such Contribution Indebtedness is greater than one times such cash contributions to the capital of Hexion the amount in excess shall be Indebtedness (other than Secured Indebtedness) with a Stated Maturity later than the Stated Maturity of any Notes then outstanding,

(2) such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the Incurrence date thereof; and

(3) such cash contribution is not and has not been included in the calculation of permitted Restricted Payments under the covenant described in “—Certain Covenants—Limitation on Restricted Payments.”

“Credit Agreement” means (i) the amended and restated credit agreement among Hexion, certain Subsidiaries of Hexion, the financial institutions named therein, and JPMorgan Chase Bank, N.A, as Administrative Agent, and Wilmington Trust Company, as Collateral Agent entered into in connection with the consummation of the Offering Transactions, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original agents, lenders or otherwise), renewed, restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture or multiple agreements and indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and adding Restricted Subsidiaries as additional borrowers, issuers or guarantors thereunder or (ii) whether of not the credit agreement referred to in clause (i) remains outstanding, if designated by Hexion to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments), or (C) instruments or agreements evidencing any other Indebtedness in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by Hexion or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of Hexion or any direct or indirect parent company of Hexion, as applicable (other than Disqualified Stock), that is issued for cash (other than to Hexion or any of its Subsidiaries or an employee stock ownership plan or trust established by Hexion or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (a)(iii) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided, however, that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Notes (including the purchase of any Notes tendered pursuant thereto)),

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of Hexion or its Restricted Subsidiaries, or

(3) is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the Notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of Hexion or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by Hexion in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided further, however, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“EBITDA” means Adjusted EBITDA but without giving effect to clause (9), contained therein.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common stock or Preferred Stock of Hexion or any direct or indirect parent company of Hexion, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to Hexion’s or such direct or indirect parent company’s common stock registered on Form S-8;

(2) any such public or private sale that constitutes an Excluded Contribution; and

(3) any Cash Contribution Amount.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Notes” means the additional Notes issued as contemplated by the Registration Rights Agreement.

“Excluded Contributions” means the net cash proceeds received by Hexion after the Issue Date from:

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of Hexion or to any Hexion or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of Hexion,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of Hexion, the cash proceeds of which are excluded from the calculation set forth in clause (a)(iii) of “—Certain Covenants—Limitation on Restricted Payments.”

“Existing Debentures” means Hexion’s 7.875% Debentures due 2023, 8.375% Sinking Fund Debentures due 2016 and 9.2% Debentures due 2021.

“Existing Debentures Subsidiary” means each corporation of which Hexion, or Hexion and one or more Existing Debentures Subsidiaries, or any one or more Existing Debentures Subsidiaries, directly or indirectly own securities entitling the holders thereof to elect a majority of the directors, either at all times or so long as there is no default or contingency which permits the holders of any other class or classes of securities to vote for the election of one or more directors.

“Existing Intercreditor Agent” has the meaning given to the term “Intercreditor Agent” in the Existing Intercreditor Agreement.

“Existing Intercreditor Agreement” means the intercreditor agreement among JPMorgan Chase Bank, N.A., as agent under the Senior Credit Documents, the Trustee for the Existing Second Lien Notes, the Issuers, Hexion and each Subsidiary Guarantor, as it may be amended from time to time in accordance with the Indenture.

“Existing Notes Issue Date” means November 3, 2006.

“Existing Notes Offering Circular” means the Offering Circular dated October 27, 2006, with respect to the Existing Second Lien Notes.

“Existing Notes Security Documents” has the meaning given to the term “Security Documents” in the Existing Intercreditor Agreement.

“Existing Second Lien Notes” means (i) the Second-Priority Senior Secured Floating Rate Notes due 2014 and (ii) the 9 3/4% Second-Priority Senior Secured Notes due 2014 issued by Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC.

“Existing Second Lien Notes Indenture” means the Indenture among the Issuers, Hexion, The Wilmington Trust Company, as trustee, and the other parties thereto dated November 3, 2006 with respect to the Existing Second Lien Notes, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Existing Trustee” means the respective party named as Trustee in the Existing Second Lien Notes Indenture until a successor replaces it and, thereafter, means the successor.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“First-Priority After-Acquired Property” means any property (other than the initial collateral) of Hexion, the Issuer or any Subsidiary Guarantor that secures any Secured Bank Indebtedness.

“First-Priority Lien Obligations” means (i) all Secured Bank Indebtedness, (ii) all other Obligations (not constituting Indebtedness) of the Issuers, Hexion and its Subsidiaries under the agreements governing Secured Bank Indebtedness and (iii) all other Obligations of the Issuers Hexion or any of its Subsidiaries in respect of Hedging Obligations or Obligations in respect of cash management services in connection with Indebtedness described in clause (i) or Obligations described in clause (ii).

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of Adjusted EBITDA of such Person for such period to the Consolidated Interest Expense of such Person for such period. In the event that Hexion or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances under any Qualified Receivables Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions or dispositions of operating units of a business, mergers, consolidations, discontinued operations (as determined in accordance with GAAP), and business realignment projects and initiatives, restructurings and reorganizations (each a “pro forma event”) that Hexion or any of its Restricted Subsidiaries has either determined to make (pursuant to a resolution adopted in good faith by a majority of the Board of Directors of Hexion or pursuant to management directive, and, if any such pro forma event that is an investment, acquisition, disposition, merger or consolidation is to be effected pursuant to an agreement with a person other than Hexion or its Subsidiaries, pursuant to an executed definitive agreement with such other person) or made after the Issue Date and during the four- quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions or dispositions of an operating unit of a business, mergers, consolidations, discontinued operations and business realignment projects and initiatives, restructurings and reorganizations (and the change of any associated fixed charge obligations, consolidated interest expense and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If, since the beginning of such period any Person that subsequently became a Restricted Subsidiary of Hexion or was merged with or into Hexion or any Restricted Subsidiary of Hexion since the beginning of such period shall have made any Investment, acquisition or disposition of an operating unit of a business, merger, consolidation, discontinued operation or business realignment project or initiative, restructuring or reorganization, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation, business realignment project or initiative, restructuring, or reorganization had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of Hexion. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of Hexion as set forth in an Officers’ Certificate, to reflect (i) operating expense reductions, other operating improvements or synergies reasonably expected to result from the applicable pro forma event and (ii) all adjustments used in connection with the calculation of “Adjusted EBITDA” to the extent such adjustments, without duplication, continue to be applicable to such four quarter period.

“Flow Through Entity” means an entity that is treated as a partnership not taxable as a corporation, a grantor trust or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board and (iii) in such other statements by such other entity as have been approved by a significant segment of the accounting profession, in each case which were in effect on the Existing Notes Issue Date. For the purposes of the Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Government Obligations” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Issuers under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture.

“Guarantor” means any Person that Incurs a Guarantee with respect to the Notes; provided, however, that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person ceases to be a Guarantor.

“HAI” means HA-International, LLC, a Delaware limited liability company, and any successor in interest thereto.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Hexion” means Hexion Specialty Chemicals, Inc., a New Jersey corporation, and any successor in interest thereto.

“Hexion Canada” means Hexion Specialty Chemicals Canada, Inc., a Canadian corporation, and any successor in interest thereto.

“Hexion Canada Entities” means (1) Hexion Canada, (2) each Person that was a Subsidiary of Hexion Canada on the Existing Notes Issue Date and (3) each Person that is a successor in interest, directly or indirectly, to any Person described in clause (2), including pursuant to any merger, consolidation, amalgamation or transfer of all or substantially all of its assets. Any Person referenced by clause (2) or (3) of the foregoing sentence shall be treated as a Hexion Canada Entity notwithstanding the fact that such Person is not a Subsidiary of Hexion Canada and such Person (or such Person’s direct or indirect parent entity to the extent such parent entity’s stock is pledged as Collateral) shall not be subject to the Collateral reduction provisions described under the heading “—Limitations on Stock Collateral”.

“Hexion Recapitalization” means the Hexion Recapitalization described in the Existing Notes Offering Circular.

“holder”, “Holder”, “noteholder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, Notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within six months from the date on which it is Incurred, in each case Incurred in the ordinary course of business, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to Hexion and its Restricted Subsidiaries, the amount then outstanding (including amounts advanced, and received by, and available for use by, Hexion or any of its Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of Hexion or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing);

provided, however, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness.

“Indenture Restricted Subsidiary” means any Existing Debenture Subsidiary which owns, operates or leases one or more Principal Properties and shall not include any other Existing Debenture Subsidiary.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of Hexion, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means each of the initial purchasers listed as such in the Offering Circular.

“Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition,

(2) investments in any fund that invests exclusively in investments of the type described in clause (1) which fund may also hold immaterial amounts of cash pending investment or distribution, and

(3) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of Hexion in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments:”

(1) “Investments” shall include the portion (proportionate to Hexion’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of Hexion at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Hexion shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(A) Hexion’s “Investment” in such Subsidiary at the time of such redesignation less

(B) the portion (proportionate to Hexion’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of Hexion.

“Issue Date” means January 29, 2010, the date on which the Notes were originally issued.

“Issuers’ Assumption” means the consummation of the transactions whereby the Issuers will assume all of the obligations under the Notes and the Indenture pursuant to a supplemental indenture and other agreements.

“Junior Lien Obligations” means the Existing Second Lien Notes and Obligations with respect to other Indebtedness permitted to be incurred under the Existing Second Lien Notes Indenture, the Credit Agreement and the Indenture, as applicable, which is by its terms intended to be secured equally and ratably with the Existing Second Lien Notes or on a basis junior to the Liens securing the Existing Second Lien Notes; provided such Lien is permitted to be incurred under the Existing Second Lien Notes Indenture, the Credit Agreement and the Indenture.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any other agreement to give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided, however, that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means all of the individuals consisting of the directors, executive officers and other management personnel of Hexion or any direct or indirect parent company of Hexion, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of Hexion or any direct or indirect parent company of Hexion, as the case may be, as applicable, was approved by (x) a vote of a majority of the directors of Hexion or any direct or indirect parent of Hexion as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved or (y) the Permitted Holders and (2) executive officers and other management personnel of Hexion or any direct or indirect parent company of Hexion, as the case may be, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of Hexion or any direct or indirect parent company of Hexion, as the case may be, as applicable.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by Hexion or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof, amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness (other than the Notes, Other Pari Passu Lien Obligations and Junior Lien Obligations) required (other than pursuant to the second paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction (including to obtain any required consent therefor), and any deduction of appropriate amounts to be provided by Hexion as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by Hexion after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“New Intercreditor Agent” has the meaning given to the term “Intercreditor Agent” in the New Intercreditor Agreement.

“New Intercreditor Agreement” means the intercreditor agreement among JPMorgan Chase Bank, N.A., as agent under the Senior Credit Documents, the Trustee for the Notes, the Issuers, Hexion and each Subsidiary Guarantor, as it may be amended from time to time in accordance with the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided, however, that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of such Notes.

“Off-Balance Sheet Financing Amount” means, at any date, with respect to any Qualified Receivables Financing, the face or notional amount of any interest in assets of the type described in the definition of the term Qualified Receivables Financing transferred to a Receivables Subsidiary in connection with such Qualified Receivables Financing by or on behalf of Hexion or any of its Subsidiaries.

“Offering Circular” means the Offering Circular dated January 14, 2010, with respect to the Notes.

“Offering Transactions” refers collectively to (1) the offering of the Notes, (2) the Issuers’ Assumption, (3) the Bank Amendment and (4) the use of the gross proceeds of the Offering of the Notes as described in further detail under the heading “Use of Proceeds” in the Offering Circular.

“Officer” means the Chairman of the Board, Chief Executive Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of Hexion.

“Officers’ Certificate” means a certificate signed on behalf of Hexion by two Officers of Hexion, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of Hexion that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Hexion or the Trustee.

“Other Pari Passu Lien Obligations” means Obligations with respect to other Indebtedness permitted to be incurred under the Indenture and the Credit Agreement, as applicable, which is by its terms intended to be secured equally and ratably with the Notes; provided such Lien is permitted to be incurred under the Indenture and the Credit Agreement

“Pari Passu Indebtedness” means:

(1) with respect to the Issuers, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes; and

(2) with respect to any Guarantor, its Guarantee and any Indebtedness which ranks pari passu in right of payment to such Guarantor’s Guarantee; which Indebtedness, in each case, is secured by a Lien on the Collateral having the same or higher priority as the Liens securing the Notes.

“Permitted Holders” means, at any time, each of (i) the Sponsor and (ii) the Management Group. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in Hexion or any Restricted Subsidiary of Hexion;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by Hexion or any Restricted Subsidiary of Hexion in a Person that is primarily engaged, directly or indirectly, in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of Hexion, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, Hexion or a Restricted Subsidiary of Hexion;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Existing Notes Issue Date;

(6) advances to employees not in excess of $15 million outstanding at any one time in the aggregate;

(7) any Investment acquired by Hexion or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable or claims held by Hexion or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by Hexion or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (j) of the “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant;

(9) any Investment by Hexion or any of its Restricted Subsidiaries in a Similar Business (other than an Investment in an Unrestricted Subsidiary) having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9), not to exceed $75 million (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of Hexion at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of Hexion after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by Hexion or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of (a) $150 million and (b) 4.5% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12) Investments the payment for which consists of Equity Interests (other than Disqualified Stock) of Hexion or any direct or indirect parent company of Hexion, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (a)(iii) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments;”

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11) of such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “—Certain Covenants— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Guarantors;”

(16) any Investment by Restricted Subsidiaries of Hexion in other Restricted Subsidiaries of Hexion and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries of Hexion;

(17) Investments consisting of purchases and acquisitions of real estate, inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(19) Investments resulting from the receipt of non-cash consideration in an Asset Sale received in compliance with the covenant described under “—Certain Covenants—Asset Sales;” and

(20) additional Investments in joint ventures of Hexion or any of its Restricted Subsidiaries existing on the Issue Date in an aggregate amount not to exceed $15 million.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit (or deposits to secure letters of credit or surety bonds for the same purpose) issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness (including Capitalized Lease Obligations) Incurred to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or Capital Stock of any Person owning such assets, where such Person has no other material assets) of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto and except for customary cross collateral arrangements with respect to property or equipment financed by the same financing source pursuant to the same financing scheme), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the latest of the (i) acquisition of the property subject to the Lien, (ii) completion of construction, repair, improvement or addition of the property subject to the Lien and (iii) commencement of full operation of the property subject to the Lien;

(7) Liens securing Indebtedness of a Foreign Subsidiary Incurred pursuant to the first paragraph of, or clause (a), (l) or (t) (or (m) to the extent it guarantees any such Indebtedness) of the second paragraph of, the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” provided, however, that such Liens do not extend to the property or assets of Hexion or any Domestic Subsidiary (other than a Domestic Subsidiary that is wholly owned by one or more Foreign Subsidiaries created to enhance the worldwide tax efficiency of Hexion and its Subsidiaries);

(8) Liens incurred to secure (A) the Notes (but not any Additional Notes) and the Guarantees, (B) Indebtedness Incurred pursuant to the first paragraph of, or clause (a) or (l) (or (m) to the extent it guarantees any such Indebtedness) of the second paragraph of, the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such Lien is incurred pursuant to this clause (8)(B) as designated by Hexion; provided, however, that, other than with respect to Liens incurred to secure Indebtedness Incurred pursuant to clauses (a) and (l) (or (m) to the extent it guarantees such Indebtedness) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” at the time of incurrence and after giving pro forma effect thereto, (i) in the case of Other Pari Passu Lien Obligations or in any other case not subject to clause (ii), the Consolidated Secured Debt Ratio would be no greater than 5.5 to 1.0 and (ii) in the case of First-Priority Lien Obligations, the Consolidated Secured Debt Ratio (excluding the Notes and Other Pari Passu Lien Obligations from such calculation) would be no greater than 3.5 to 1.0; provided further, however, that the immediately preceding proviso shall not apply to any Lien which is deemed to be incurred under this clause (8)(B) by reason of the second proviso to clause (20) of this definition of “Permitted Liens” (except to the extent such Lien also secures Indebtedness in addition to the Indebtedness permitted to be secured thereby under clause (20)) and (C) Junior Lien Obligations; provided that, in the case of clause (C), if the Liens are not on Collateral, a Lien on such asset is granted to secure the Notes or the applicable guarantee;

(9) Liens existing on the Issue Date (other than Liens described in clause (8) above);

(10) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by Hexion or any Restricted Subsidiary of Hexion;

(11) Liens on property at the time Hexion or a Restricted Subsidiary of Hexion acquired the property, including any acquisition by means of a merger or consolidation with or into Hexion or any Restricted Subsidiary of Hexion; provided, however, that such Liens (other than Liens to secure Indebtedness Incurred pursuant to clause (o) of the second paragraph of the covenant described under “—Certain Covenants—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens (other than Liens to secure Indebtedness Incurred pursuant to clause (o) of the second paragraph of the covenant described under “—Certain Covenants—Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) may not extend to any other property owned by Hexion or any Restricted Subsidiary of Hexion;

(12) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to Hexion or a Restricted Subsidiary of Hexion permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(13) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(14) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(15) licenses, sublicenses, leases and subleases which do not materially interfere with the ordinary conduct of the business of Hexion or any of its Restricted Subsidiaries;

(16) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Hexion and its Restricted Subsidiaries in the ordinary course of business;

(17) Liens in favor of the Issuers or any Guarantor or Liens on assets of a Restricted Subsidiary of Hexion that is not a guarantor in favor solely of another Restricted Subsidiary of Hexion that is not a Guarantor;

(18) Liens on equipment of Hexion or any Restricted Subsidiary granted in the ordinary course of business to Hexion’s or such Restricted Subsidiary’s client at which such equipment is located;

(19) Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(20) Liens to secure any refinancing, refunding, extension or renewal (or successive refinancings, refundings, extensions or renewals) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9), (10) and (11); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to the original Lien) that was subject to the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9), (10) and (11) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension or renewal; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension or renewal of Indebtedness secured by a Lien referred to in clause (8)(B), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension or renewal shall be deemed secured by a Lien under clause (8)(B) and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause (8)(B) and for purposes of the definition of Secured Bank Indebtedness;

(21) judgment Liens not giving rise to an Event of Default, so long as such Lien is adequately bonded any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall have expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with importation of goods;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Hexion or any of its Restricted Subsidiaries in the ordinary course of business;

(24) Liens securing insurance premium financing arrangements; provided that such Lien is limited to the applicable insurance carriers;

(25) Liens incurred to secure cash management services in the ordinary course of business; and

(26) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $15 million at any one time outstanding.

Any provider of additional extensions of credit shall be entitled to rely on the determination of an Officer that Liens incurred satisfy clause (8) above if such determination is set forth in an Officer’s Certificate delivered to such provider; provided, however, that such determination will not affect whether such Lien actually was incurred as permitted by clause (8).

“Permitted Transfer” has the meaning set forth under the caption “—Merger, Consolidation or Sale of All or Substantially All Assets.”

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Presumed Tax Rate” means the highest effective marginal statutory combined U.S. federal, state and local income tax rate prescribed for an individual residing in New York City (taking into account (i) the deductibility of state and local income taxes for U.S. federal income tax purposes, assuming the limitation of Section 68(a)(2) of the Code applies and taking into account any impact of Section 68(f) of the Code, and (ii) the character (long-term or short-term capital gain, dividend income or other ordinary income) of the applicable income).

“Principal Property” means any single manufacturing or processing plant or warehouse owned or leased by Hexion or any Existing Debenture Subsidiary of Hexion and located within the United States of America (excluding its territories and possessions and the Commonwealth of Puerto Rico) other than any such plant or warehouse or portion thereof which the Board of Directors of Hexion reasonably determines not to be a Principal Property after due consideration of the materiality of such property to the business of Hexion and its Subsidiaries as a whole.

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from Hexion or any Subsidiary of Hexion to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1) the Board of Directors of Hexion shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to Hexion and the Receivables Subsidiary,
(2) all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by Hexion), and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by Hexion) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of Hexion or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Bank Indebtedness shall not be deemed a Qualified Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by Hexion or any of its Subsidiaries pursuant to which Hexion or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by Hexion or any of its Subsidiaries), and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of Hexion or any of its Subsidiaries, and any assets related thereto including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by Hexion or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of Hexion (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with Hexion in which Hexion or any Subsidiary of Hexion makes an Investment and to which Hexion or any Subsidiary of Hexion transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of Hexion and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of Hexion (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by Hexion or any other Subsidiary of Hexion (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates Hexion or any other Subsidiary of Hexion in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of Hexion or any other Subsidiary of Hexion, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(b) with which neither Hexion nor any other Subsidiary of Hexion has any material contract, agreement, arrangement or understanding other than on terms which Hexion reasonably believes to be no less favorable to Hexion or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Hexion, and

(c) to which neither Hexion nor any other Subsidiary of Hexion has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of Hexion shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Hexion giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Registration Rights Agreement” means the registration rights agreement dated the Issue Date, among Hexion, the Issuers and the Initial Purchasers.

“Representative Amount” means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person; provided, however, that, unless HAI would be a Subsidiary without giving effect to the specific 50% test for HAI as set forth in the definition of “Subsidiary,” HAI will not be treated as a Restricted Subsidiary that is subject to the covenants described under “—Certain Covenants.” Unless otherwise indicated in this “Description of the Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of Hexion.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by Hexion or a Restricted Subsidiary whereby Hexion or a Restricted Subsidiary transfers such property to a Person and Hexion or such Restricted Subsidiary leases it from such Person, other than leases between Hexion and a Restricted Subsidiary of Hexion or between Restricted Subsidiaries of Hexion.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Bank Indebtedness” means any Bank Indebtedness that is secured by a Permitted Lien incurred or deemed incurred pursuant to clause (8)(B) of the definition of Permitted Lien, which Lien ranks senior to the Liens securing the Notes pursuant to the New Intercreditor Agreement.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means the security agreements, pledge agreements, collateral assignments and related agreements, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interests in the Collateral as contemplated by the Indenture.

“Senior Credit Documents” means the collective reference to the Credit Agreement, the notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of Hexion within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means a business, the majority of whose revenues are derived from the activities of Hexion and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Sponsor” means Apollo Management, L.P., one or more investment funds controlled by Apollo Management, L.P. and any of their respective Affiliates.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by Hexion or any Subsidiary of Hexion which Hexion has determined in good faith to be customary in a Receivables Financing including those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to the Issuers, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its Guarantee.

“Subsidiary” means, with respect to any Person (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% (or, in the case of HAI, 50% or more) of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantor” means any Restricted Subsidiary that Incurs a Guarantee; provided, however, that upon the release or discharge of such Restricted Subsidiary from its Guarantee in accordance with the Indenture, such Restricted Subsidiary will cease to be a Subsidiary Guarantor.

“Tax Distributions” means any dividends and distributions described in clause (b)(12) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Section 77aaa-77bbbb) as in effect on the date of the Indenture.

“Total Assets” means the total consolidated assets of Hexion and its Restricted Subsidiaries, as shown on the most recent balance sheet of Hexion.

“Treasury Rate” means with respect to the Notes, as of the applicable redemption date, the yield to maturity as of such redemption date of constant maturity United States Treasury securities (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to February 1, 2014; provided, however, that if no published maturity exactly corresponds with such date, then the Treasury Rate shall be interpolated or extrapolated on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities; provided further, however, that if the period from such redemption date to February 1, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means:

(1) any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and

(2) who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the respective party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of Hexion that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of Hexion in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of Hexion may designate any Subsidiary of Hexion (including any newly acquired or newly formed Subsidiary of Hexion but excluding the Issuers) to be an Unrestricted Subsidiary unless such

Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, Hexion or any other Subsidiary of Hexion that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of Hexion or any of its Restricted Subsidiaries; provided further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of Hexion may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)(1) Hexion could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for Hexion and its Restricted Subsidiaries would be greater than such ratio for Hexion and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of Hexion shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of Hexion giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

Notwithstanding anything to the contrary herein, each of Hexion Finance Escrow LLC and Hexion Escrow Corporation shall be an Unrestricted Subsidiary (unless and until otherwise designated as a Restricted Subsidiary in accordance with the terms hereof).

“U.S. Issuer” means Hexion U.S. Finance Corp., a Delaware corporation, and any successor in interest thereto.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

MATERIAL TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences of the exchange of old notes for exchange notes pursuant to the exchange offer, but does not address any other aspects of U.S. federal income tax consequences to holders of old notes or exchange notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations thereunder, the U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof and published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive. This summary is not binding on the Internal Revenue Service or on the courts, and no ruling will be requested from the Internal Revenue Service on any issues described below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the matters discussed below and that such positions of the Internal Revenue Service would not be sustained.

Except as expressly stated otherwise, this summary applies only to U.S. holders that exchange old notes for exchange notes in the exchange offer and who hold the old notes as capital assets within the meaning of Section 1221 of the Code. It does not address the tax consequences to holders who are subject to special rules under U.S. federal income tax laws (such as financial institutions, tax-exempt organizations and insurance companies). A “U.S. holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

(i)	a citizen or resident alien individual of the United States;

(ii)	a corporation created, or an entity treated as a corporation for U.S. federal income tax purposes, or organized in or under the laws of the United States or any political subdivision thereof;

(iii)	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

(iv)	a trust (a) that is subject to primary supervision of a court within the United States and under the control of one or more U.S. persons, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Persons considering the exchange of old notes for exchange notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Exchange of an old note for an exchange note pursuant to the exchange offer

The exchange by any holder of an old note for an exchange note should not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by holders that exchange old notes for exchange notes pursuant to the exchange offer. For purposes of determining gain or loss upon the subsequent sale or exchange of exchange notes, a holder’s tax basis in an exchange should be the same as such holder’s tax basis in the old note exchanged therefor. Holders should be considered to have held the exchange notes from the time of their acquisition of the old notes.

Certain Canadian Tax Consequences to Non-Canadian Holders

The following is a general summary of the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) (the “Tax Act”) generally applicable to the ownership and disposition of an exchange note acquired pursuant to the exchange offer. This summary is applicable to a beneficial owner of an exchange note (each a “holder”) who deals at arm’s length with the Issuers and any subsequent purchaser of the exchange note and who holds (or will hold) the exchange note as capital property. The exchange notes will generally be considered to constitute capital property to a holder provided the holder does not hold the exchange notes in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. This summary is applicable only to a holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax convention, is neither resident nor deemed to be resident in Canada and who does not use or hold and is not deemed to use or hold the exchange notes in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary does not take into account or anticipate any changes in law, other than the Proposed Amendments, whether by legislative, regulatory, administrative or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ significantly from those discussed herein.

This summary is of a general nature only and is not a complete analysis of the tax considerations that may be applicable to a holder. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Therefore, holders should consult their own tax advisors with respect to their particular circumstances.

Under the Tax Act, the payment to a holder of interest, principal and premium in respect of an exchange note will be exempt from Canadian withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition by a holder of an exchange note or the receipt by the holder of interest, principal and premium thereon solely as a consequence of such acquisition, holding, redemption or disposition.

PLAN OF DISTRIBUTION

Until 90 days after the date of this prospectus, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it (i) has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute such exchange notes and (ii) will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes only where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from the date on which the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until August 5, 2010, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days from the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and the enforceability of obligations under the exchange notes and guarantees being issued were passed upon for us by O’Melveny & Myers LLP, New York, New York. Stewart McKelvey passed on matters of Nova Scotia law. Connell Foley LLP passed on matters of New Jersey law.

EXPERTS

The financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual and quarterly reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports are available free of charge to the public through our internet website at www.hexion.com or on the SEC’s website at www.sec.gov. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any decision with respect to the exchange offer. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

Hexion Nova Scotia Finance, ULC is a Nova Scotia unlimited liability company. Certain of its officers and directors may be residents of various jurisdictions outside the United States. In addition, all of Hexion Nova Scotia Finance, ULC’s assets, which consist of advances to Hexion and its affiliates, are located outside the United States. Hexion Nova Scotia Finance, ULC has agreed, in accordance with the terms of the indenture under which the exchange notes will be issued, to accept service of process in any suit, action or proceeding with respect to the indenture, the notes or the security documents brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of the notes to effect service within the United States upon directors, officers and experts who are not residents of the United States or to realize or enforce in the United States upon judgments of courts of the United States predicated upon civil liability under U.S. federal securities laws. We have been advised by our Canadian counsel that there is doubt as to the enforceability in Canada against Hexion Nova Scotia Finance, ULC or against its directors, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal securities laws.

EXCHANGE RATE DATA

The following table sets forth, for the periods and dates indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on such dates differs from the rates used in the preparation of consolidated or combined financial statements as of such dates. No representation is made that Canadian dollar amounts have been, could have been or could be converted into U.S. dollars at the noon buying rate on such dates or any other dates. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On March 26, 2010, the inverse of the noon buying rate was Cdn$1.00 equals US$0.9723.

Year Ended	Average(1)	High	Low	Period End
December 31, 2009	0.8763	0.9719	0.7695	0.9559
December 31, 2008	0.9381	1.0291	0.7709	0.8170
December 31, 2007	0.9316	1.0907	0.8437	1.0120
December 31, 2006	0.8844	0.9100	0.8528	0.8582
December 31, 2005	0.8276	0.8690	0.7872	0.8579

(1)	The average of the exchange rates on the last day of each month during the applicable year.

Although the notes are denominated in U.S. dollars, any judgment enforcing the notes against Hexion Nova Scotia Finance, ULC in Canada would be denominated in Canadian dollars. In addition, any judgment enforcing the collateral in any jurisdiction outside the U.S. would likely be in the local currency.

HEXION SPECIALTY CHEMICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(In millions)	2009	2008	2007
Net sales	$4,030	$6,093	$5,810
Cost of sales	3,511	5,467	5,019

Gross profit	519	626	791
Selling, general and administrative expense	345	393	390
Terminated merger and settlement (income) expense, net (See Note 3)	(40)	1,027	—
Integration costs (See Note 2)	—	27	39
Asset impairments (See Note 2)	50	21	32
Business realignment costs (See Note 2)	56	41	21
Other operating expense, net	14	10	7

Operating income (loss)	94	(893)	302
Interest expense, net	223	304	310
Gain on extinguishment of debt (See Note 10)	(224)	—	—
Other non-operating expense, net	—	7	15

Income (loss) before income tax and earnings from unconsolidated entities	95	(1,204)	(23)
Income tax expense (benefit) (See Note 16)	2	(17)	44

Income (loss) before earnings from unconsolidated entities	93	(1,187)	(67)
Earnings from unconsolidated entities, net of taxes	2	2	4

Net income (loss)	95	(1,185)	(63)
Net income attributable to noncontrolling interest	(3)	(5)	(2)

Net income (loss) attributable to Hexion Specialty Chemicals, Inc.	$92	$(1,190)	$(65)

Comprehensive income (loss) attributable to Hexion Specialty Chemicals, Inc.	$189	$(1,362)	$28

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

HEXION SPECIALTY CHEMICALS, INC.

(In millions, except share data)	December 31, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents (including restricted cash of $7 and $6, respectively) (See Note 2)	$142	$127
Short-term investments	10	7
Accounts receivable (net of allowance for doubtful accounts of $25 and $24, respectively)	478	582
Inventories:
Finished and in-process goods	264	328
Raw materials and supplies	115	141
Other current assets	84	84

Total current assets	1,093	1,269

Other assets	104	108
Property and equipment
Land	110	98
Buildings	322	307
Machinery and equipment	2,368	2,157

	2,800	2,562
Less accumulated depreciation	(1,360)	(1,101)

	1,440	1,461
Goodwill (See Note 7)	177	170
Other intangible assets, net (See Note 7)	159	172

Total assets	$2,973	$3,180

Liabilities and Deficit
Current liabilities
Accounts and drafts payable	$481	$372
Debt payable within one year (See Note 10)	78	113
Affiliated loans payable	4	—
Interest payable	36	51
Income taxes payable	42	34
Accrued payroll and incentive compensation	50	39
Other current liabilities	197	270

Total current liabilities	888	879
Long-term debt (See Note 10)	3,328	3,746
Affiliated long-term debt (See Note 10)	100	—
Long-term pension and post employment benefit obligations (See Note 13)	233	259
Deferred income taxes (See Note 16)	120	122
Other long-term liabilities	128	128
Advance from affiliates (See Note 3)	225	225

Total liabilities	5,022	5,359

Commitments and contingencies (See Notes 10 and 12)
Deficit
Common stock - $0.01 par value; 300,000,000 shares authorized, 170,605,906 issued and 82,556,847 outstanding at December 31, 2009 and 2008	1	1
Paid-in capital	507	517
Treasury stock, at cost – 88,049,059 shares	(296)	(296)
Note receivable from parent	(24)	—
Accumulated other comprehensive income	99	2
Accumulated deficit	(2,350)	(2,442)

Total Hexion Specialty Chemicals, Inc. shareholder’s deficit	(2,063)	(2,218)

Noncontrolling interest	14	39

Total deficit	(2,049)	(2,179)

Total liabilities and deficit	$2,973	$3,180

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(In millions)	2009	2008	2007
Cash flows provided by (used in) operating activities
Net income (loss)	$95	$(1,185)	$(63)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	178	203	198
Gain on extinguishment of debt	(224)	—	—
Push-down of (income) expense (recovered) paid by shareholder (See Note 3)	(15)	200	—
Write-off of deferred acquisition costs	—	101	—
Loss (gain) on disposal of assets, net of taxes	6	(3)	(8)
Stock-based compensation expense	5	5	5
Deferred tax benefit	(7)	(13)	(3)
Non-cash impairments and accelerated depreciation	57	33	32
Cash settlement of derivatives	—	37	—
Other non-cash adjustments	(16)	(6)	21
Net change in assets and liabilities, excluding acquisitions:
Accounts receivable	128	231	(51)
Inventories	99	99	(14)
Accounts and drafts payable	95	(299)	57
Income taxes payable	6	(10)	(33)
Other assets, current and non-current	2	8	17
Other liabilities, current and long-term	(54)	(33)	16

Net cash provided by (used in) operating activities	355	(632)	174

Cash flows used in investing activities
Capital expenditures	(131)	(134)	(122)
Capitalized interest	(5)	—	(1)
Acquisition of businesses, net of cash acquired	—	—	(130)
Deferred acquisition costs	—	—	(101)
Change in restricted cash	2	(6)	—
Purchases of investments	(2)	(7)	—
Proceeds from the sale of assets	4	13	19

Net cash used in investing activities	(132)	(134)	(335)

Cash flows (used in) provided by financing activities
Net short-term debt (repayments) borrowings	(10)	8	1
Borrowings of long-term debt	1,155	1,092	2,405
Repayments of long-term debt	(1,404)	(929)	(2,100)
Borrowings of affiliated debt	104	—	—
Purchase of note receivable due from parent	(24)	—	—
Capital contribution from parent (See Note 14)	—	325	—
Advance from affiliates (See Note 3)	—	225	—
Payment of dividends on common stock	(10)	(2)	(13)
Long-term debt and credit facility financing fees	(5)	—	(5)
(Deconsolidation) consolidation of noncontrolling interest in variable interest entity	(24)	24	—
Payment of dividends to noncontrolling interest holder	(4)	—	—
Cash settlement of derivatives	—	(37)	—

Net cash (used in) provided by financing activities	(222)	706	288

Effect of exchange rates on cash and cash equivalents	13	(18)	8
Increase (decrease) in cash and cash equivalents	14	(78)	135
Cash and cash equivalents at beginning of year	121	199	64

Cash and cash equivalents (unrestricted) at end of year	$135	$121	$199

Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$234	$298	$307
Income taxes (refunded) paid, net	(6)	7	84
Non-cash investing and financing activities:
Unpaid common stock dividends declared	—	—	1

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

CONSOLIDATED STATEMENTS OF DEFICIT AND COMPREHENSIVE INCOME (LOSS)

(In millions)	Common Stock	Paid-in Capital (Deficit)	Treasury Stock	Note Receivable From Parent	Accumulated Other Comprehensive (Loss) Income (a)	Accumulated Deficit	Noncontrolling Interest	Total
Balance at December 31, 2006	$1	$(17)	$(296)	$—	$81	$(1,183)	$13	$(1,401)
Net loss	—	—	—	—	—	(65)	2	(63)
Translation adjustments	—	—	—	—	113	—	—	113
Deferred losses on cash flow hedges	—	—	—	—	(21)	—	—	(21)
Gain recognized from pension and postretirement benefits, net of tax	—	—	—	—	1	—	—	1

Comprehensive income								30

Dividends declared ($0.01 per share)	—	(1)	—	—	—	—	—	(1)
Dividends declared to noncontrolling interest holder	—	—	—	—	—	—	(4)	(4)
Interest sold to noncontrolling interest holder	—	—	—	—	—	—	1	1
Impact of adoption of new accounting standard for uncertain tax positions	—	—	—	—	—	(4)	—	(4)
Stock-based compensation expense	—	5	—	—	—	—	—	5

Balance at December 31, 2007	1	(13)	(296)	—	174	(1,252)	12	(1,374)
Net loss	—	—	—	—	—	(1,190)	5	(1,185)
Translation adjustments	—	—	—	—	(84)	—	—	(84)
Deferred losses on cash flow hedges	—	—	—	—	(10)	—	—	(10)
Loss recognized from pension and postretirement benefits, net of tax	—	—	—	—	(78)	—	—	(78)

Comprehensive loss								(1,357)

Dividends declared to noncontrolling interest holder	—	—	—	—	—	—	(2)	(2)
Capital contribution from parent (See Note 14)	—	325	—	—	—	—	—	325
Push-down of expense paid by shareholder (See Note 3)	—	200	—	—	—	—	—	200
Consolidation of variable interest entity	—	—	—	—	—	—	24	24
Stock-based compensation expense	—	5	—	—	—	—	—	5
Balance at December 31, 2008	1	517	(296)	—	2	(2,442)	39	(2,179)
Net income	—	—	—	—	—	92	3	95
Translation adjustments	—	—	—	—	64	—	1	65
Deferred losses on cash flow hedges	—	—	—	—	15	—	—	15
Gain recognized from pension and postretirement benefits, net of tax	—	—	—	—	18	—	—	18
Comprehensive income								193
Dividends declared to noncontrolling interest holder	—	—	—	—	—	—	(5)	(5)
Push-down of recovery of expense paid by shareholder (See Note 3)	—	(15)	—	—	—	—	—	(15)
Deconsolidation of variable interest entity (See Note 8)	—	—	—	—	—	—	(24)	(24)
Purchase of note receivable due from parent (See Note 6)	—	—	—	(24)	—	—	—	(24)
Stock-based compensation expense	—	5	—	—	—	—	—	5

Balance at December 31, 2009	$1	$507	$(296)	$(24)	$99	$(2,350)	$14	$(2,049)

(a)	Accumulated other comprehensive income at December 31, 2009 represents $196 of net foreign currency translation gains, net of tax, $20 of net deferred losses on cash flow hedges and a $77 unrealized loss, net of tax, related to net actuarial losses and prior service costs for the Company’s defined benefit pension and postretirement plans. Accumulated other comprehensive income at December 31, 2008 represents $132 of net foreign currency translation gains, net of tax, $35 of net deferred losses on cash flow hedges and a $95 loss, net of tax, relating to net actuarial losses and prior service costs for the Company’s defined benefit pension and postretirement benefit plans (see Note 13). Accumulated other comprehensive income at December 31, 2007 represents $216 of net foreign currency translation gains, net of tax, $25 of net deferred losses on cash flow hedges and a $17 loss, net of tax, relating to net actuarial losses and prior service costs for the Company’s defined benefit pension and postretirement benefit plans (see Note 13).

See Notes to Consolidated Financial Statements

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements

(In millions, except share data)

1. Background and Basis of Presentation

Based in Columbus, Ohio, Hexion Specialty Chemicals, Inc. (“Hexion” or the “Company”) manufactures and markets thermosetting resins worldwide, including epoxy resins and intermediates, forest products resins, coating products and phenolic specialty resins. At December 31, 2009, the Company has 91 active production and manufacturing facilities, with 35 located in the United States.

Hexion was formed on May 31, 2005 from the combination of three Apollo Management, L.P. (“Apollo”) controlled companies (the “Hexion Formation”); Resolution Performance Products, LLC (“Resolution Performance”), Resolution Specialty Materials, Inc. (“Resolution Specialty”) and Borden Chemical, Inc. (“Borden Chemical”). At the Hexion Formation, Borden Chemical changed its name to Hexion Specialty Chemicals, Inc., and BHI Acquisition Corp. (“BHI Acquisition”), Borden Chemical’s parent, changed its name to Hexion LLC. Prior to the Hexion Formation, on April 29, 2005, a subsidiary of Borden Chemical acquired Bakelite Aktiengesellschaft (“Bakelite” or “Bakelite Transaction”).

During the third quarter of 2009, the Company recorded out of period income of approximately $3 related to a reduction of the carrying value of debt at a foreign subsidiary. As a result of this adjustment, the Company’s Income before income tax and Net income increased by $2, for the year ended December 31, 2009. Of the $2 increase to Income before income tax, approximately $2 should have been recorded in the year ended December 31, 2008. Management does not believe that this adjustment is material to the Condensed Consolidated Financial Statements for the year ended December 31, 2009 or to any prior periods.

2. Summary of Significant Accounting Policies

Principles of Consolidation—The Consolidated Financial Statements include the accounts of the Company, its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights, and variable interest entities in which the Company bears a majority of the risk to potential losses or gains from a majority of the expected returns. Intercompany accounts and transactions are eliminated in consolidation. The Company’s share of the net earnings of 20% to 50% owned companies, for which it has the ability to exercise significant influence over operating and financial policies (but not control), are included in Earnings from unconsolidated entities in the Consolidated Statements of Operations. Investments in the other companies are carried at cost.

The Company has recorded a noncontrolling interest for the equity interests in consolidated subsidiaries that are not 100% owned. The noncontrolling interest primarily reflects the minority owner’s interest of 50.00% and 49.99% at December 31, 2009 and 2008, respectively, in HA-International, LLC (“HAI”), a joint venture between the Company and Delta-HA, Inc.

The Company has purchase contracts with HAI, a variable interest entity, which represents a significant portion of HAI’s total revenue. In addition, the Company has pledged its member interest in HAI as collateral on HAI’s revolving line of credit. These factors result in the Company absorbing the majority of the risk to potential losses or gains from a majority of the expected returns. Therefore, the Company is the primary beneficiary of HAI and as such, has consolidated HAI in its Consolidated Financial Statements.

The Company has a 50% ownership interest in Asia Dekor Borden (Hong Kong) Chemical Company, a joint venture that manufactures formaldehyde and resins in China, and a 49.99% interest in Hexion UV Coatings (Shanghai) Co., Ltd, a joint venture that manufactures UV-curable coatings and adhesives in China. These joint ventures are accounted for using the equity method of accounting.

Foreign Currency Translations—Assets and liabilities of foreign affiliates are translated at the exchange rates in effect at the balance sheet date. Income, expenses and cash flows are translated at average exchange rates during the year. In addition, gains or losses related to the Company’s intercompany loans payable and receivable denominated in a foreign currency other than the subsidiary’s functional currency that are deemed to be permanently invested are also remeasured to cumulative translation. The effect of translation is accounted for as an adjustment to Deficit and is included in Accumulated other comprehensive income. Transaction gains and losses are included as a component of Net income (loss). The Company recognized transaction gains (losses) of $4, $(32) and $10 for the years ended December 31, 2009, 2008 and 2007, respectively.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. The most significant estimates that are included in the financial statements are environmental remediation, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments, fair values of stock awards and fair values of assets acquired and liabilities assumed in business acquisitions. Actual results could differ from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2009 and 2008, the Company had interest-bearing time deposits and other cash equivalent investments of $54 and $17, respectively. They are included on the Consolidated Balance Sheets as a component of Cash and cash equivalents.

Investments—Investments with original maturities greater than 90 days but less than one year are included on the Consolidated Balance Sheets as Short-term investments. At December 31, 2009 and 2008, the Company had Brazilian real denominated U.S. dollar index investments of $10 and $7, respectively. These investments, which are classified as held-to-maturity securities, are recorded at cost, which approximates fair value.

Allowance for Doubtful Accounts—The allowance for doubtful accounts is estimated using factors such as customer credit ratings and past collection history. Receivables are charged against the allowance for doubtful accounts when it is probable that the receivable will not be recovered.

Inventories—Inventories are stated at lower of cost or market using the first-in, first-out method. Costs include direct material, direct labor and applicable manufacturing overheads. Abnormal manufacturing costs are recognized as period costs and fixed manufacturing overheads are allocated based on normal production capacity. An allowance is provided for excess and obsolete inventories based on management’s review of inventories on-hand compared to the estimated future usage and sales. Inventories on the Consolidated Balance Sheets are presented net of an allowance for excess and obsolete inventory of $11 and $9 at December 31, 2009 and 2008, respectively.

Deferred Expenses—Deferred financing costs are presented as a component of Other assets on the Consolidated Balance Sheets and are amortized over the life of the related debt or credit facility using the effective interest method. Upon extinguishment of any of the debt, the related debt issuance costs are written off. At December 31, 2009 and 2008, the Company’s unamortized deferred financing costs were $34 and $39, respectively.

Property and Equipment—Land, buildings and machinery and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of properties (the average estimated useful life for buildings is 20 years and 15 years for machinery and equipment). Assets under capital leases are amortized over the lesser of their useful life or the lease term. Major renewals and betterments are capitalized. Maintenance, repairs, minor renewals and turnarounds (periodic maintenance and repairs to major units of manufacturing facilities) are expensed as incurred. When property and equipment is retired or disposed of, the asset and related depreciation are removed from the accounts and any gain or loss is reflected in income. The Company capitalizes interest costs that are incurred during the construction of property and equipment. Depreciation expense was $160, $182 and $180 for the years ended December 31, 2009, 2008 and 2007, respectively.

Capitalized Software—The Company capitalizes certain costs, such as software coding, installation and testing, that are incurred to purchase or create and implement computer software for internal use. Amortization is recorded on the straight-line basis over the estimated useful lives ranging from 1 to 5 years.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired is carried as Goodwill on the Consolidated Balance Sheets. Separately identifiable intangible assets that are used in the operations of the business (e.g., patents and technology, customer lists and contracts) are recorded at cost (fair value at the time of acquisition) and reported as Other intangible assets on the Consolidated Balance Sheets. The Company does not amortize goodwill or indefinite-lived intangible assets. Intangible assets with determinable lives are amortized on a straight-line basis over the shorter of the legal or useful life of the assets, which range from 1 to 30 years. See Note 7.

Impairment—The Company reviews property and equipment and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based on estimated undiscounted cash flows. The Company tests goodwill for impairment annually, or when events or changes in circumstances indicate impairment may exist, by comparing the fair value of each reporting unit to its carrying value to determine if there is an indication that a potential impairment may exist.

During the years ended December 31, 2009, 2008 and 2007, asset impairments of $50, $21 and $32, respectively, were included in Asset impairments on the Consolidated Statements of Operations. In addition, during the years ended December 31, 2009 and 2008, accelerated depreciation on closing facilities of $7 and $12, respectively, was included in Other operating expense, net on the Consolidated Statements of Operations.

Long-Lived and Amortizable Intangible Assets

In 2009, the Company recorded impairment charges of $44 in the Epoxy and Phenolic Resins segment and $3 in the Coatings and Inks segment as a result of the Company’s decision to indefinitely idle certain production lines. In addition, the Company recorded miscellaneous impairments of $3 related to the closure of R&D facilities in the Formaldehyde and Forest Products Resins and Epoxy and Phenolic Resins segments.

In 2008, the Company recorded an $8 charge in the Epoxy and Phenolic Resins segment for the impairment of tradenames from which cash flows are no longer generated. The Company also recorded a $3 impairment charge in the Coatings and Inks segment as a result of decisions to close certain production facilities.

In 2007, the Company recorded impairment charges of $12 and $11 due to the closure of two manufacturing sites in North America in the Formaldehyde and Forest Products Resins segment and one manufacturing site in Europe in the Coatings and Inks segment, respectively. The remaining amount is due to miscellaneous impairments related to closing of facilities and exit of certain product lines.

Goodwill

The Company uses a probability weighted market and income approach to estimate the values of its reporting units. The Company’s market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA (earnings before interest, income taxes, depreciation and amortization) multiple technique. Under this technique, estimated values are the result of a market-based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. The Company’s income approach is a discounted cash flow model. When the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of the reporting unit’s goodwill, an impairment loss is recognized for the difference.

At December 31, 2009, the fair value of the remaining reporting units exceeded the carrying amount of assets (including goodwill) and liabilities assigned to the units. In the fourth quarter of 2008, the Company recognized goodwill impairments in its Coatings and Inks segment of $10. See further discussion in Note 7. At December 31, 2007, the fair value of each reporting unit exceeded the carrying amount of assets (including goodwill) and liabilities assigned to the units.

General Insurance—The Company is generally insured for losses and liabilities for workers’ compensation, physical damage to property, business interruption and comprehensive general, product and vehicle liability under high-deductible insurance policies.

Legal Claims and Costs—The Company accrues for legal claims and costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability and the most likely amount is accrued. If there is no amount in the range of potential liability that is most likely, the low end of the range is accrued. The amount accrued includes all costs associated with the claim, including settlements, assessments, judgments, fines and incurred legal fees. See Note 12.

Environmental Matters—Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on a quarterly basis and as events and developments warrant. See Note 12.

Asset Retirement Obligations—Asset retirement obligations are initially recorded at their estimated net present values in the period in which the obligation occurs, with a corresponding increase to the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. When the liability is settled, a gain or loss is recognized for any difference between the settlement amount and the liability that was recorded.

Revenue Recognition—Revenue for product sales, net of estimated allowances and returns, is recognized as risk and title to the product transfer to the customer, which either occurs at the time shipment is made or upon delivery. In situations where product is delivered by pipeline, risk and title transfers when the product moves across an agreed-upon transfer point, which is typically the customers’ property line. Product sales delivered by pipeline are measured based on daily flow meter readings. The Company’s standard terms of delivery are included in its contracts of sale or on its invoices.

Shipping and Handling—Freight costs that are billed to customers are included in Net sales in the Consolidated Statements of Operations. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customer. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. Shipping and handling costs are recorded in Cost of sales in the Consolidated Statements of Operations.

Research and Development Costs—Funds are committed to research and development activities for technical improvement of products and processes that are expected to contribute to future earnings. All costs associated with research and development are charged to expense as incurred. Research and development and technical service expense was $61, $73 and $70 for the years ended December 31, 2009, 2008 and 2007, respectively and is included in Selling, general and administrative expense in the Consolidated Statements of Operations.

Integration Costs—The Company incurred Integration costs totaling $27 and $39 for the years ended December 31, 2008 and 2007, respectively. These costs represent costs to implement a single, company-wide, management information and accounting system and a new consolidations and financial reporting system, as well as, redundancy and plant rationalization costs and incremental administrative costs from integration programs that resulted from the Hexion Formation and recent acquisitions.

Business Realignment Costs—The Company incurred Business realignment costs totaling $56, $41 and $21 for the years ended December 31, 2009, 2008 and 2007, respectively. For the years ended December 31, 2009 and 2008, these costs primarily represent expenses to implement productivity savings programs to reduce the Company's cost structure and align manufacturing capacity with current volume demands (See Note 4). For the year ended December 31, 2007 these costs primarily represent minor restructuring programs related to headcount reduction costs associated with plant closures and divestitures.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.

Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, which will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. See Note 16.

Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the consolidated financial statements. Tax benefits are recognized in the consolidated financial statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company classifies interest and penalties as a component of tax expense.

Derivative Financial Instruments—The Company is a party to forward exchange contracts, interest rate swaps, cross-currency swaps and natural gas futures and electricity and natural gas forward contracts to reduce its cash flow exposure to changes in foreign exchange rates, interest rates, natural gas and electricity prices. The Company does not hold or issue derivative financial instruments for trading purposes. All derivative financial instruments, whether designated in hedging relationships or not, are recorded on the Consolidated Balance Sheets at fair value. If a derivative financial instrument is designated as a fair-value hedge, the changes in the fair value of the derivative financial instrument and the hedged item are recognized in earnings. If the derivative financial instrument is designated as a cash-flow hedge, changes in the fair value of the derivative financial instrument are recorded in Accumulated other comprehensive income in the Consolidated Balance Sheets, to the extent effective, and are recognized in the Company’s Consolidated Statement of Operations when the hedged item impacts earnings. The cash flows from derivative financial instruments accounted for as hedges are classified in the same category as the item being hedged in the Consolidated Statements of Cash Flows. The Company documents effectiveness assessments in order to use hedge accounting at each reporting period. See Note 9.

Stock-Based Compensation—Stock-based compensation cost is measured at the grant date based on the fair value of the award which is amortized as expense over the requisite service period. See Note 15.

Transfers of Financial Assets—The Company executes factoring and sales agreements with respect to its trade accounts receivable to support its working capital requirements. The Company accounts for these transactions as either sales-type or financing-type transfers of financial assets based on the terms and conditions of each agreement. The Company retains the servicing rights on the transfers of accounts receivable and measures these rights at fair value, if material. See Note 8.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily temporary investments and accounts receivable. The Company places its temporary investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk for accounts receivable are limited due to the large number of customers in the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Concentrations of Supplier Risk—The Company relies on long-term agreements with key suppliers for most of its raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on its business. Should any of the suppliers fail to deliver or should any of the key long-term supply contracts be cancelled, the Company would be forced to purchase raw materials at current market prices. The Company’s largest supplier provides 9% of raw material purchases. In addition, several of the feedstocks at various facilities are transported through a pipeline from one supplier.

Subsequent Events—The Company evaluates all subsequent events from December 31, 2009 through the time that it files its Consolidated Financial Statements.

Reclassifications—Certain prior period balances have been reclassified to conform with current presentations.

Recently Issued Accounting Standards

New Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance for transfers of financial assets. Accounting Standards Update (“ASU”) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets, removes the concept of a qualifying special-purpose entity (“QSPE”) and as a result eliminates the scope exception for QSPE’s. ASU 2009-16 also changes the criteria for a transfer of financial assets to qualify as a sales-type transfer. ASU 2009-16 will be effective for the Company on January 1, 2010. The Company plans to adopt the provisions of ASU 2009-16 during the first quarter of 2010, but does not expect this guidance to have a material impact on its consolidated financial statements.

In June 2009, the FASB issued new guidance on variable interest entities. ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, amends current guidance requiring an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. ASU 2009-17 will be effective for the Company on January 1, 2010. As a result, the Company expects to deconsolidate two of its variable interest entities from its consolidated financial statements, resulting in net decrease in assets of $19, liabilities of $8 and noncontrolling interest of $10. This will result in an increase to Accumulated deficit of $1 for the cumulative effect of adoption on January 1, 2010.

Newly Adopted Accounting Standards

On January 1, 2009, the Company adopted new guidance requiring additional disclosures about derivative instruments and hedging activities. See Note 9 for additional disclosures.

On January 1, 2009, the Company adopted new guidance for business combinations. This guidance was effective for the Company for business combination transactions for which the acquisition date was on or after January 1, 2009. No business combination transactions occurred during the year ended December 31, 2009.

On January 1, 2009, the Company adopted new guidance for noncontrolling interests. The Company changed the presentation of its noncontrolling interests and retrospectively applied this accounting standard to prior periods.

At June 30, 2009, the Company adopted new guidance that increases the frequency of disclosures about the fair value of financial instruments and requires entities to provide the disclosures on a quarterly basis. See Note 9 for additional disclosures about the fair value of financial instruments.

At June 30, 2009, the Company adopted new guidance in determining whether impairments in debt securities are other than temporary and modifies the presentation and disclosure of investments in debt and equity securities. This guidance did not have a material impact on the Company’s consolidated financial statements.

At June 30, 2009, the Company adopted new guidance on determining fair value when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability. This guidance did not have a material impact on the Company’s consolidated financial statements.

At September 30, 2009, the Company adopted ASU 2009-01, Topic 105 – Generally Accepted Accounting Principles, and SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. SFAS No. 168 superseded all then-existing non-SEC accounting and reporting standards with the Accounting Standards Codification. SFAS No. 168 did not have a material impact on the Company’s consolidated financial statements.

At September 30, 2009, the Company adopted ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value. ASU 2009-05 provides new guidance on the fair value measurement of liabilities. ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements.

3. Terminated Merger and Settlement Costs

Background

On July 12, 2007, the Company announced the signing of an Agreement and Plan of Merger (the “Agreement”) to acquire Huntsman in an all-cash transaction initially valued at approximately $10,600, which included the assumption of debt. In connection with the transaction, the Company obtained financing commitments from affiliates of Credit Suisse and Deutsche Bank (the “Banks”).

Prior to entering into the Agreement, Huntsman terminated an Agreement and Plan of Merger with Basell AF. As a result, Huntsman paid Basell AF a break-up fee in the amount of $200, of which the Company funded $100 in July 2007. This amount was recorded as a deferred acquisition cost and was included as a component of Other assets, net in the Consolidated Balance Sheets at December 31, 2007. The Company had also recorded other deferred acquisition costs as a component of Other assets, net in the Consolidated Balance Sheets at December 31, 2007. In June 2008, the Company wrote off its previously deferred acquisition costs in the Consolidated Statements of Operations due to the uncertainty that the transaction would be consummated.

On December 13, 2008, Huntsman sent notice to the Company that, pursuant to its terms, Huntsman terminated the Agreement. On December 14, 2008, the Company entered into a settlement agreement and release with Huntsman and other parties, and the proposed merger was terminated. Under the settlement agreement, the Company paid Huntsman a $325 termination fee, as required by the merger agreement. In addition, on a joint and several basis with certain affiliates of Apollo, the Company paid Huntsman $225, while reserving all rights with respect to reallocation of the payments to other affiliates of Apollo, and certain affiliates of Apollo paid Huntsman $200, while reserving all rights with respect to reallocation of the payments to certain other affiliates of Apollo. Finally, certain affiliates of Apollo purchased $250 of Huntsman’s 7% convertible senior notes. As a result of the termination of the Agreement, the Company’s agreement to sell a significant portion of its specialty epoxy business was also terminated.

The $325 termination fee paid to Huntsman was funded through a capital contribution from the Company’s parent, Hexion LLC. The capital contribution was financed through a borrowing of $351 from the Banks to Hexion LLC (the “LLC PIK Facility”). The $225 settlement payment the Company made was funded by an advance from Apollo, while reserving all rights with respect to reallocation of the payments to other affiliates of Apollo. Under the provisions of the settlement agreement and release, the Company is contractually obligated to reimburse Apollo for any insurance recoveries on the $225 settlement payment, net of expense incurred in obtaining such recoveries. Apollo has agreed that the payment of any such insurance recoveries will satisfy the Company’s obligation to repay amounts received under the $225 advance. The Company has recorded the $225 settlement payment advance as a long-term liability at December 31, 2009. The $200 settlement payment made by Apollo has been treated as an expense by the Company with the credit to Paid-in capital at December 31, 2008. This settlement was considered an expense of the Company as the liability was joint and several between the Company and Apollo and the settlement by Apollo was caused by its relationship with the Company as a principal shareholder.

Any insurance recoveries by us related to the $225 settlement payment, and any insurance recoveries by Apollo related to the $200 settlement payment will be recognized as income in the period when the gains become realizable. For the year ended December 31, 2009, $15 has been recognized as income due to insurance recoveries by Apollo related to the $200 settlement payment. As of December 31, 2009, the Company has not recovered any insurance proceeds related to the $225 settlement payment.

Terminated merger and settlement (income) expense, net

The Company recognized net Terminated merger and settlement income, net of $40 for the year ended December 31, 2009. The Company recognized income during the year of $51 as the Company negotiated reductions on certain of its merger related service provider liabilities and $15 in insurance proceeds related to the $200 settlement payment made by Apollo that was treated as an expense of the Company in 2008. The income was partially offset by legal contingency accruals.

The Company incurred Terminated merger and settlement expense, net totaling $1,027 for the year ended December 31, 2008. The costs represent the $325 termination fee, the $225 settlement payment, the non-cash push-down of settlement costs paid by Apollo of $200 and the litigation costs associated with the terminated merger. These costs also include the write-off of previously deferred acquisition costs and legal, consulting, accounting and tax costs related to the terminated merger agreement and litigation described above.

4. Productivity Program

At December 31, 2009, the Company had $125 of in-process productivity savings to properly align its cost structure in response to the challenging economic environment. The Company estimates that these cost reduction activities will occur over the next eighteen months. The net costs to achieve these productivity savings is estimated at $69, including restructuring costs described below and expected capital expenditures related to productivity savings programs.

A reconciliation of in-process productivity savings at December 31, 2008 to in-process productivity savings at December 31, 2009 follows:

In-process productivity savings at December 31, 2008	$119
Additional productivity initiatives identified in 2009	154
Incremental productivity savings achieved in 2009	(148)

In-process productivity savings at December 31, 2009	$125

The following table summarizes restructuring information by type of cost:

	Workforce reductions	Site closure costs	Other projects	Total
Restructuring costs expected to be incurred	$65	$21	$2	$88
Cumulative restructuring costs incurred through December 31, 2009	46	9	2	57

Accrued liability at December 31, 2007	$—	$—	$—	$—
Restructuring charges	15	—	—	15
Payments	(1)	—	—	(1)

Accrued liability at December 31, 2008	14	—	—	14
Restructuring charges	31	9	2	42
Payments	(24)	(9)	(2)	(35)
Foreign currency translation	1	—	—	1

Accrued liability at December 31, 2009	$22	$—	$—	$22

Workforce reduction costs primarily relate to employee termination costs and are accounted for under the guidance for nonretirement postemployment benefits or as exit and disposal costs, as applicable. During the years ended December 31, 2009 and 2008, restructuring charges of $42 and $15, respectively, were recorded in Business realignment costs on the Consolidated Statements of Operations. At December 31, 2009 and 2008, the Company had accrued $22 and $14, respectively, for restructuring liabilities in Other current liabilities in the Consolidated Balance Sheets.

The following table summarizes restructuring information by reporting segment:

	Epoxy and Phenolic Resins	Formaldehyde and Forest Products	Performance Products	Coatings and Inks	Corporate and Other	Total
Restructuring costs expected to be incurred	$42	$5	$—	$34	$7	$88
Cumulative restructuring costs incurred through December 31, 2009	22	4	—	24	7	57

Accrued liability at December 31, 2007	$—	$—	$—	$—	$—	$—
Restructuring charges	7	1	—	4	3	15
Payments	—	—	—	(1)	—	(1)

Accrued liability at December 31, 2008	7	1	—	3	3	14
Restructuring charges	15	3	—	20	4	42
Payments	(8)	(2)	—	(21)	(4)	(35)
Foreign currency translation	1	—	—	—	—	1

Accrued liability at December 31, 2009	$15	$2	$—	$2	$3	$22

5. Acquisitions and Divestitures

The Company accounts for acquisitions using the purchase method of accounting. As required under this method, results of operations of the acquired entities have been included from the date of acquisition, and any excess of purchase price over the sum of amounts assigned to identified assets and liabilities has been recorded as goodwill.

2009 and 2008 Divestitures

During the years ended December 31, 2009 and 2008, the Company completed the sale of .01% and 4.99% interest in HAI, respectively. At December 31, 2009 and 2008, the Company’s economic interest in HAI was 50% and 50.01%, respectively. In addition, during the year ended December 31, 2008, the Company completed the sale of certain assets of a non-core product line.

The Company recognized net gains totaling $5 for asset divestitures during the year ended December 31, 2008. This amount is included in Other operating expense, net in the Company’s Consolidated Statements of Operations.

2007 Acquisitions and Divestitures

Orica A&R Acquisition

On February 1, 2007, certain subsidiaries of the Company acquired the adhesives and resins (“A&R”) business of Orica Limited (the “Orica A&R Acquisition”) for a net purchase price of Australian dollars (“AUD”) 77, or $60, subject to certain adjustments. The Company incurred direct acquisition related costs of $3, which was included as part of the purchase price. Net working capital and other adjustments were net settled with no additional purchase price impact. The A&R business manufactures formaldehyde and formaldehyde-based binding resins used primarily in the forest products industry, and has three manufacturing facilities in Australia and New Zealand. This acquisition is included in the Formaldehyde and Forest Products Resins segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Fair Value at February 1, 2007
Current assets	$19
Property and equipment	45
Goodwill	7
Other intangible assets	7

Total assets acquired	78
Current liabilities	10
Other long-term liabilities	5

Total liabilities assumed	15

Fair value of net assets acquired	$63

$7 of acquired intangible assets were assigned to customer relationships and have a weighted average useful life of approximately 10 years.

Goodwill was assigned to the Formaldehyde and Forest Products Resins segment and is not expected to be deductible for tax purposes.

The following unaudited pro forma financial information presents the consolidated results of operations as if the Orica A&R Acquisition had occurred at the beginning of the period presented. Pro forma adjustments include only the effects of events directly attributable to the acquisition. The pro forma adjustments reflected in the table below include amortization of intangibles, depreciation adjustments from the write-up of property and equipment to estimated fair market value, and interest expense on a new debt facility used to fund the Orica A&R Acquisition (see Note 10) and related income tax effects.

Year ended December 31, 2007
Net sales	$5,817
Net loss	(65)
Net loss available to common shareholders	(65)

The pro forma financial information above does not necessarily reflect the operating results that would have occurred had the acquisition been consummated at the beginning of the period presented, nor is such information indicative of future operating results.

Arkema Acquisition

On November 1, 2007, the Company completed the purchase of the German forest products resins and formaldehyde business of Arkema GmbH (the “Arkema Acquisition”). This business manufactures formaldehyde and formaldehyde-based resins. The business employs approximately 100 people and had 2006 revenues of approximately €101, or $127. The purchase price was €44, or $64, subject to certain adjustments. This business is included in the Formaldehyde and Forest Products Resins segment. The pro forma effects of this acquisition were not material to the Company’s consolidated financial statements.

On June 4, 2007, the Company completed the sale of a 5% interest in HAI to its joint venture partner Delta-HA, Inc. At December 31, 2007, the Company’s economic interest in HAI was 55%. The Company recognized gains totaling $8 (both on a pretax and after tax basis) for divestitures that are included in Other operating expense, net in the Company’s Consolidated Statements of Operations for the year ended December 31, 2007.

6. Related Party Transactions

Administrative Service, Management and Consulting Arrangements

The Company is subject to an Amended and Restated Management Consulting Agreement with Apollo (the “Management Consulting Agreement”) under which the Company receives certain structuring and advisory services from Apollo and its affiliates. The annual fees under the Management Consulting Agreement is $3. Due to the current economic downturn, Apollo suspended its 2009 annual fees. These fees have been reinstated in 2010. The Management Consulting Agreement provides indemnification to Apollo and its affiliates and their directors, officers and representatives for potential losses arising from these services.

Under these agreements, the Company paid annual fees of $3 for the years ended December 31, 2008 and 2007. These amounts are included in Other operating expense, net in the Company’s Consolidated Statements of Operations.

Financing Agreements

In connection with the terminated Huntsman merger and related litigation settlement agreement and release among the Company, Huntsman and other parties entered into on December 14, 2008, the Company paid Huntsman $225. The settlement payment was funded to the Company by an advance from Apollo, while reserving all rights with respect to reallocation of the payments to other affiliates of Apollo. Under the provisions of the settlement agreement and release, the Company is contractually obligated to reimburse Apollo for any insurance recoveries on the $225 settlement payment, net of expense incurred in obtaining such recoveries. Apollo has agreed that the payment of any such insurance recoveries will satisfy the Company’s obligation to repay amounts received under the $225 advance. The Company has recorded the $225 settlement payment advance as a long-term liability at December 31, 2009. As of December 31, 2009, the Company has not recovered any insurance proceeds related to the $225 settlement payment.

In addition, pursuant to the settlement agreement and release, certain affiliates of Apollo agreed to make a $200 investment in the Company. Certain affiliates of Apollo have entered into a commitment letter with the Company and Hexion LLC pursuant to which they committed to purchase $200 in preferred units and warrants of Hexion LLC by December 31, 2011. Prior to the purchase of all the preferred shares and warrants, certain affiliates of Apollo have committed to provide liquidity facilities to Hexion LLC or the Company on an interim basis. The aggregate liquidity facilities outstanding, together with the purchase price for any purchased preferred shares and warrants, will at no time exceed $200.

In connection therewith, in March 2009, certain affiliates of Apollo extended a $100 term loan to the Company and an affiliate of the Company (the “Term Loan”). The Term Loan will mature on December 31, 2011 with interest at adjusted LIBOR plus 2.25% per annum. Interest expense incurred during the year ended December 31, 2009 on the Term Loan was $3. In addition, in December 2009 the Company sold $104 of trade accounts receivable to affiliates of Apollo for net cash of $94, ($10 remains held in a reserve account at December 31, 2009). See Note 8 for a description of the Company’s sale of trade accounts receivable. The available borrowings under these liquidity facilities at December 31, 2009 were $6. This amount will increase on a dollar for dollar basis as the $104 of sold receivables are collected.

Purchase of Hexion LLC debt

In April 2009, the Company purchased $180 in face value of the outstanding LLC PIK Facility for $24, including accrued interest. The loan receivable from Hexion LLC has been recorded at its acquisition value of $24 as an addition to the Company’s shareholder deficit as Hexion LLC is the Company’s parent. In addition, at December 31, 2009 the Company has not recorded accretion of the purchase discount or interest income as ultimate receipt of these cash flows is under the control of Hexion LLC. The Company will continue to assess the collectibility of these cash flows to determine future amounts to record, if any.

Other Transactions and Arrangements

The Company sells products to certain Apollo affiliates. These sales were $2, $7 and $7 for the years ended December 31, 2009, 2008 and 2007, respectively. Accounts receivable from these affiliates were less than $1 at December 31, 2009 and 2008. The Company also purchases raw materials and services from certain Apollo affiliates. These purchases were $8, $3 and $8 for the years ended December 31, 2009, 2008 and 2007, respectively. The Company had accounts payable to Apollo affiliates of $2 and less than $1 at December 31, 2009 and 2008.

7. Goodwill and Intangible Assets

The Company’s gross carrying amount and accumulated impairments of goodwill consist of the following as of December 31:

	2009				2008
	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value
Epoxy and Phenolic Resins	$88	$—	$5	$93	$88	$—	$3	$91
Formaldehyde and Forest Products	80	—	(3)	77	79	—	(7)	72
Performance Products	7	—	—	7	7	—	—	7
Coatings and Inks	10	(10)	—	—	10	(10)	—	—

	$185	$(10)	$2	$177	$184	$(10)	$(4)	$170

The changes in the net carrying amount of goodwill by segment for the years ended December 31, 2009 and 2008 are as follows:

	Epoxy and Phenolic Resins	Formaldehyde and Forest Products	Performance Products	Coatings and Inks	Total
Goodwill balance at December 31, 2007	$109	$76	$10	$11	$206
Impairments	—	—	—	(10)	(10)
Purchase accounting adjustments	(14)	(1)	—	(1)	(16)
Foreign currency translation	(4)	(3)	(3)	—	(10)

Goodwill balance at December 31, 2008	91	72	7	—	170
Purchase accounting adjustments	—	1	—	—	1
Foreign currency translation	2	4	—	—	6

Goodwill balance at December 31, 2009	$93	$77	$7	$—	$177

Goodwill impairment charges for the year ended December 31, 2008 of $10 were recognized in the Coatings and the Inks reporting units as a result of the continued weakness in the housing and construction markets and competitive pressures in these reporting units resulting in lower future reporting unit earnings and cash flows than previously projected. The amount of the charge was determined using a probability weighted market approach using EBITDA multiples and an income approach using discounted cash flows. The entire goodwill balances in the Coatings and the Inks reporting units have been impaired as the implied fair value of the reporting units’ goodwill was zero.

Purchase accounting adjustments in 2008 in the Epoxy and Phenolic Resins segment are a result of changes in estimates about the tax treatment of transaction costs in the Bakelite Transaction that were ultimately allowed by the taxing authority.

The Company’s intangible assets with identifiable useful lives consist of the following as of December 31:

	2009			2008
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Intangible assets:
Patents and technology	$117	$(48)	$69	$123	$(48)	$75
Customer lists and contracts	104	(36)	68	110	(35)	75
Other	27	(5)	22	28	(6)	22

	$248	$(89)	$159	$261	$(89)	$172

The impact of foreign currency translation on intangible assets is included in accumulated amortization.

During the year ended December 31, 2009, the Company wrote off gross carrying amount of $12 of fully amortized intangible assets that no longer provided economic benefits to the Company.

During the year ended December 31, 2008, the Company recorded an $8 charge in the Epoxy and Phenolic Resins segment for the impairment of tradenames from which cash flows are no longer generated. This amount is included in Asset impairments on the Consolidated Statements of Operations.

Total intangible amortization expense for the years ended December 31, 2009, 2008 and 2007 was $18, $20 and $18, respectively.

Estimated annual intangible amortization expense for 2010 through 2014 is as follows:

2010	$19
2011	17
2012	16
2013	16
2014	16

8. Transfers of Financial Assets

In December 2009, the Company entered into accounts receivable purchase and sale agreements to sell $104 of its trade accounts receivable to affiliates of Apollo on terms which management believes were more favorable to the Company than could have been obtained from an unaffiliated party. Under the terms of the agreements, the receivables were sold at a discount relative to their carrying value in exchange for all interests in such receivables; the Company retained the obligation to service the collection of the receivables on the purchasers’ behalf; and the purchasers’ deferred payment of a portion of the receivables purchase price and established a reserve account with the proceeds. The reserve account is used to reimburse the purchasers for credit and collection risk and remaining amounts are paid to the Company after receipt of all collections on the purchased receivables. Other than amounts held in the reserve account, the purchasers bear all credit risk on the purchased receivables.

These accounts receivable purchase and sale agreements were accounted for as sales-type transfers. Losses recorded on these sales were $1 and less than $1 for the years ended December 31, 2009 and 2008, respectively, and are included in Other operating expense, net in the Consolidated Statements of Operations. Fees for the servicing were less than $1 for the years ended December 31, 2009 and 2008.

The Apollo affiliates that purchased trade accounts receivable from the Company are variable interest entities. At December 31, 2008, the Company was the primary beneficiary of one of these variable interest entities and $14 of Cash and cash equivalents, $10 of Accounts receivable and $24 of Noncontrolling interests were included in the Company’s 2008 consolidated financial statements related to the consolidation of this variable interest entity. In 2009, this arrangement concluded and the Company was no longer the primary beneficiary of this entity. As a result, the Company deconsolidated the entity from its consolidated financial statements at the end of the first quarter of 2009.

9. Fair Value and Financial Instruments

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 primarily consists of financial instruments traded on exchange or futures markets.

•

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those derivative instruments transacted primarily in over the counter markets.

•	Level 3: Unobservable inputs, for example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Recurring Fair Value Measurements

Following is a summary of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Fair Value Measurements Using			Total
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
December 31, 2009
Derivative liabilities	$—	$(35)	$—	$(35)

December 31, 2008
Derivative liabilities	(3)	(41)	—	(44)

The Company calculates the fair value of its derivative liabilities using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At December 31, 2009, the Company reduced its derivative liabilities $1 for its nonperformance risk. As a significant portion of the Company’s derivative liabilities are cash flow hedges, $1 and $10 was recognized in Accumulated other comprehensive income at December 31, 2009 and 2008, respectively.

When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.

Non-recurring Fair Value Measurements

Following is a summary of losses as a result of the Company measuring assets at fair value on a non-recurring basis during the year ended December 31, 2009:

Year ended December 31, 2009
Long-lived assets held and used	$(11)
Long-lived assets held for sale	(1)
Long-lived assets held for disposal/abandonment	(38)

Total	$(50)

As part of the Company’s productivity initiatives, the Company decided to indefinitely idle certain production lines. Long-lived assets with a carrying value of $58 were written down to fair value of $8, resulting in an impairment charge of $50 for the year ended December 31, 2009. These long-lived assets were valued based on appraisals from third parties or using discounted cash flow analysis based on assumptions that market participants would use. Key inputs in the model included projected revenues and manufacturing costs associated with these long-lived assets.

Derivative Financial Instruments

The Company is exposed to certain risks related to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange risk, interest rate risk and commodity price risk. The Company does not hold or issue derivative financial instruments for trading purposes.

The following table summarizes the Company’s derivative financial instruments as of December 31, which are recorded as Other current liabilities in the Consolidated Balance Sheets:

	2009				2008
Liability Derivatives	Average Days To Maturity	Average Contract Rate	Notional Amount	Fair Value Liability	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Liability
Derivatives designated as hedging instruments
Interest Rate Swaps
Interest swap – 2006	—	—	$—	$—	182	—	$500	$(9)
Interest swap – 2007	366	—	650	(28)	731	—	350	(27)

Total derivatives designated as hedging instruments				$(28)				$(36)

Derivatives not designated as hedging instruments
Foreign Exchange and Interest Rate Swaps
Cross-Currency and Interest Rate Swap	638	1.2038	$25	$(5)	1,003	1.2038	$25	$(4)
Interest Rate Swap
Interest swap – Australia Multi-Currency Term	729	—	23	(1)	1,094	—	24	(1)
Commodity Contracts
Electricity contracts	—	—	3	(1)	—	—	—	—
Natural gas contracts	546	—	1	—	—	—	—	—
Natural gas futures	—	—	3	—	—	—	11	(3)

Total derivatives not designated as hedging instruments				$(7)				$(8)

The following tables summarize gains and losses recognized on the Company’s derivative financial instruments:

Derivatives in Cash Flow Hedging Relationship	Amount of Loss Recognized in OCI on Derivative for the year ended December 31:			Location of Loss Reclassified from Accumulated OCI into Income	Amount of Loss Reclassified from Accumulated OCI into Income for the year ended December 31:
	2009	2008	2007		2009	2008	2007
Interest Rate Swaps
Interest swap – 2006	$—	$(8)	$(7)	Interest expense, net	$(8)	$(10)	$—
Interest swap – 2007	(15)	(16)	(14)	Interest expense, net	(22)	(4)	—

Total	$(15)	$(24)	$(21)		$(30)	$(14)	$—

Derivatives Not Designated as Derivative Instruments	Amount of (Loss) Gain Recognized in Income on Derivative for the year ended December 31:			Location of (Loss) Gain Recognized in Income on Derivative
	2009	2008	2007
Foreign Exchange and Interest Rate Swaps
Cross-Currency and Interest Rate Swap	$(1)	$26	$(32)	Other non-operating expense, net
Interest Rate Swap
Interest swap – Australia Multi-Currency Term	—	(2)	1	Other non-operating expense, net
Commodity Contracts
Electricity contracts	(1)	—	—	Cost of sales
Natural gas contracts	—	—	—	Cost of sales
Natural gas futures	(3)	(3)	(2)	Cost of sales

Total	$(5)	$21	$(33)

Foreign Exchange Rate Swaps

International operations account for a significant portion of the Company’s revenue and operating income. The Company’s policy is to reduce foreign currency cash flow exposure from exchange rate fluctuations by hedging anticipated and firmly committed transactions when it is economically feasible. The Company periodically enters into forward contracts to buy and sell foreign currencies to reduce foreign exchange exposure and protect the U.S. dollar value of certain transactions to the extent of the amount under contract. The counter-parties to our forward contracts are financial institutions with investment grade ratings. The Company does not apply hedge accounting to these derivative instruments.

In 2005, The Company entered into a three-year $289 cross-currency and interest rate swap agreement structured for a non-U.S. subsidiary’s $290 U.S. dollar denominated floating rate term loan. The swap was designed to offset balance sheet and interest rate exposures and cash flow variability associated with the exchange rate fluctuations on the term loan. The euro to U.S. dollar exchange rate under the swap agreement was 1.2038. The Company paid a variable rate equal to Euribor plus 271 basis points. The Company received a variable rate equal to the U.S. dollar LIBOR plus 250 basis points. In 2008, the Company paid $29 to settle a portion of its cross-currency and interest rate swaps, which matured in 2008. The Company paid a weighted average interest rate of 7.5% and 6.9% and received a weighted average interest rate of 5.9% and 7.9% in 2008 and 2007, respectively.

The remaining portion of the cross-currency and interest rate swap was renegotiated and amended with the respective counterparties, effective September 30, 2008, in order to offset the ongoing balance sheet and interest rate exposures and cash flow variability associated with the exchange rate fluctuations of a non-U.S. subsidiary’s

U.S. dollar denominated floating rate term loan. The amended swap agreement requires the Company to sell euros in exchange for U.S. dollars at a rate of 1.2038. The Company also will pay a variable rate equal to Euribor plus 390 basis points and will receive a variable rate equal to the U.S. dollar LIBOR plus 250 basis points. The amount the Company receives under this agreement is approximately equal to the non-U.S. subsidiary’s interest rate on its $290 term loan. This amended swap agreement has an initial notional amount of $25 that amortizes quarterly on a straight line basis to $24, prior to maturing on September 30, 2011. The Company paid a weighted average interest rate of 5.5% and 8% and received a weighted average interest rate of 3.4% and 6.3% on these amended swap agreements in 2009 and 2008, respectively.

Interest Rate Swaps

The Company periodically uses interest rate swaps to alter interest rate exposures between fixed and floating rates on certain long-term debt. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated using an agreed-upon notional principal amount. The counter-parties to the interest rate swap agreements are financial institutions with investment grade ratings.

In May 2006, the Company entered into interest rate swap agreements with two counterparties. These swaps are three-year agreements designed to offset the cash flow variability that results from interest rate fluctuations on the Company’s variable rate debt. The initial aggregate notional amount of the swaps is $1,000, which amortizes quarterly based on the expected payments on the Company’s term loan. As a result of the interest rate swaps, the Company pays a fixed rate equal to approximately 7.6% per year and receives a variable rate based on the terms of the underlying debt. The Company accounts for the swaps as qualifying cash flow hedges. These swap agreements matured and were terminated during 2009.

In January 2007, the Company entered into a three-year interest rate swap agreement designed to offset cash flow variability associated with interest rate fluctuations on the Company’s variable rate debt. This swap became effective January 1, 2008. The initial notional amount of the swap is $300, but will increase to $700 before being amortized down to $375. As a result of the interest rate swap, the Company pays a fixed rate equal to approximately 7.2% per year and receives a variable rate based on the terms of the underlying debt. The Company accounts for this swap as a qualifying cash flow hedge.

In February 2007, the Company financed the Orica A&R Acquisition with proceeds of approximately $70 from a new five-year Australian Multi-Currency Term / Working Capital Facility. To effectively fix the interest rate on approximately $30 of this facility, the Company entered into interest rate swap agreements with two counterparties for an initial notional amount of AUD $35, which amortizes quarterly based on the expected loan payments. The swap agreements terminate December 30, 2011. The Company pays a fixed interest rate of 6.6% and receives a floating rate based on the terms of the underlying debt. The Company has not applied hedge accounting to this derivative instrument.

Commodity Contracts

The Company is exposed to price fluctuations associated with raw materials purchases, most significantly with methanol, phenol, urea, acetone, propylene and chlorine. For these commodity raw materials, the Company has purchase contracts in place that contain periodic price adjustment provisions. The Company also adds selling price provisions to certain customer contracts that are indexed to publicly available indices for the associated commodity raw materials. The board of directors approves all commodity futures and commodity commitments based on delegation of authority documents.

The Company hedges a portion of its natural gas purchases for certain North American plants. The Company used futures contracts to hedge 70%, 72% and 77% of its 2009, 2008 and 2007 natural gas usage at these plants, respectively. The contracts are settled for cash each month based on the closing market price on the last day the contract trades on the New York Mercantile Exchange. We also enter into fixed price forward contracts for the purchase of natural gas and electricity at certain of our manufacturing plants to offset the risk associated with increases in the prices of the underlying commodities.

The Company does not apply hedge accounting to these future and forward contracts. The Company recognizes gains and losses each month as the gas and electricity is used. Remaining obligations are marked to market on a quarterly basis.

Non-derivative Financial Instruments

The following table includes the carrying amount and fair value of the Company’s non-derivative financial instruments as of December 31:

	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Debt	$3,510	$3,059	$3,859	$1,346

Fair values of debt are determined from quoted, observable market prices, where available, based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. The carrying amounts of cash and cash equivalents, accounts receivable, accounts and drafts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

10. Debt and Lease Obligations

Debt outstanding at December 31 is as follows:

	2009		2008
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
Non-affiliated debt:
Senior Secured Credit Facilities:
Revolving facility due 2011 at 3.0% and 5.0% at December 31, 2009 and 2008, respectively	$36	$—	$180	$—
Floating rate term loans due 2013 at 2.6% and 5.5% at December 31, 2009 and 2008, respectively	2,211	23	2,231	23
Senior Secured Notes:
Floating rate second-priority senior secured notes due 2014 at 4.8% and 6.6% at December 31, 2009 and 2008, respectively	120	—	200	—
9.75% Second-priority senior secured notes due 2014	533	—	625	—
Debentures:
9.2% debentures due 2021	74	—	115	—
7.875% debentures due 2023	189	—	247	—
8.375% sinking fund debentures due 2016	62	—	78	—
Other Borrowings:
Australia Multi-Currency Term / Working Capital Facility due 2011 at 4.1% and 8.9% at December 31, 2009 and 2008, respectively	46	8	43	7
Brazilian bank loans at 10.6% and 8.1% at December 31, 2009 and 2008, respectively	30	35	—	27
Industrial Revenue Bonds due 2009 at 10%	—	—	—	34
Capital Leases	14	1	14	1
Other at 3.7% and 7.0% at December 31, 2009 and 2008, respectively	13	11	13	21

Total non-affiliated debt	3,328	78	3,746	113
Affiliated debt:
Affiliated borrowings due on demand at 4.6%	—	4	—	—
Affiliated term loan due 2011 at 2.6% at December 31, 2009	100	—	—	—

Total affiliated debt	100	4	—	—

Total debt	$3,428	$82	$3,746	$113

Senior Secured Credit Facilities

The terms of the amended Senior Secured Credit Facilities include a seven-year $2,300 term loan facility, a seven-year $50 synthetic letter of credit facility (“LOC”) and access to a five-year $225 revolving credit facility. Each is subject to an earlier maturity date, on any date that more than $200 in the aggregate principal amount of certain of the Company’s debt will mature within 91 days of that date. Repayment of 1% total per year of the term loan and LOCs must be made (in the case of the term loan facility, quarterly, and in the case of the LOC, annually) with the balance payable at the final maturity date. Further, the Company may be required to make additional repayments on the term loan, upon specific events, or if excess cash flow is generated. The terms of the Senior Secured Credit Facilities also include $200 in available incremental term loan borrowings.

The interest rates for term loans to the Company under the amended Senior Secured Credit Facilities are based on, at the Company’s option, (a) adjusted LIBOR plus 2.25% or (b) the higher of (i) JPMorgan Chase Bank, N.A.’s (“JPMCB”) prime rate or (ii) the Federal Funds Rate plus 0.50%, in each case plus 0.75%. Term loans to the Company’s Netherlands subsidiary are at the Company’s option; (a) EURO LIBOR plus 2.25% or (b) the rate quoted by JPMCB as its base rate for those loans plus 0.75%.

The amended Senior Secured Credit Facilities have commitment fees (other than with respect to the LOC) equal to 0.50% per year of the unused line plus a fronting fee of 0.25% of the aggregate face amount of outstanding letters of credit. The LOC has a commitment fee of 0.10% per year. Available borrowings under the amended Senior Secured Credit Facilities were $183 at December 31, 2009.

Certain Company subsidiaries guarantee obligations under the amended Senior Secured Credit Facilities. The amended Senior Secured Credit Facilities and certain notes are secured by certain assets of the Company and the subsidiary guarantors, subject to certain exceptions.

The credit agreement contains, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of certain financial ratios. Payment of borrowings under the Amended Senior Secured Credit Facilities may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, most covenant defaults, events of bankruptcy and a change of control.

The Company amended its credit facilities in June 2007, November 2006 and May 2006. For the year ended December 31, 2006, the Company incurred financing costs of $38, which are included within Other assets on the Consolidated Balance Sheets and are being amortized over the life of the related debt.

Recent Developments

On December 10, 2009, the Company renewed its revolving facility commitments from lenders under the Senior Secured Credit Facility, which will take effect upon the May 31, 2011 maturity of the existing revolving facility commitments (“Revolver Extension”). The new commitments will mature 91 days prior to the May 5, 2013 maturity date of the term loans under the Senior Secured Credit Facility. The new revolving loans, which cannot be drawn until the existing revolving credit facility matures, will bear interest at a rate of LIBOR plus 4.50%. The extension also includes a 2.00% ticking fee to be paid quarterly on committed amounts until the revolver facility is effective. The terms and conditions of the Company’s existing revolving credit facility will remain in effect, and are unaltered by the new extension, including but not limited to the interest rate. Committing lenders were paid a 2.00% commitment and a structuring fee totaling $5, which is deferred at December 31, 2009 and included within Other assets on the Consolidated Balance Sheets. The amounts will be amortized over the life of the newly extended facility.

During the first quarter of 2010, the Company amended its Senior Secured Credit Facilities. Under the amendment and restatement, the Company extended the maturity of approximately $957 of its term loans from

May 5, 2013 to May 5, 2015 and increased the interest rate with respect to such term loans from LIBOR plus 2.25% to LIBOR plus 3.75%. In addition to, and in connection with, this amendment agreement, the Company issued $1,000 aggregate principal amount of 8.875% senior secured notes due 2018. The Company used the net proceeds of $993 ($1,000 less original issue discount of $7) from the issuance to repay $800 of its U.S. term loans under the Senior Secured Credit Facility, pay certain related transaction costs and expenses, and provide incremental liquidity of $162. Collectively, these transactions are referred to as the “Amendment and Offering Transactions.”

The 8.875% senior secured notes are secured by the same collateral as the Company’s existing second-priority senior secured notes, but the priority of the collateral liens securing the 8.875% senior secured notes is senior to the collateral liens securing the existing second-priority senior secured notes, and is junior to the collateral liens securing the Company’s Senior Secured Credit Facility.

Senior Secured Notes

In November 2006, the Company, through its wholly owned finance subsidiaries, Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC, sold $200 of Floating rate second-priority senior secured notes due 2014 and $625 of 9.75% Second-priority senior secured notes due 2014.

Debentures

	Origination Date	Interest Payable	Early Redemption
9.2% debentures due 2021	March 1991	March 15 September 15	None

7.875% debentures due 2023	May 1993	February 15 August 15	None

8.375% sinking fund debentures due 2016	April 1986	April 15 October 15	April 2006

The 8.375% Debentures have a sinking fund requirement of $20 per year from 2007 to 2015. Previous buybacks of Debentures allows the Company to fulfill sinking fund requirements through 2013.

Other Borrowings

In the first quarter of 2007, the Company financed the Orica A&R Acquisition with approximately $70 of proceeds from a new five-year Australian Multi-Currency Term / Working Capital Facility. The facility has a variable interest rate equal to the 90 day Australian or New Zealand Bank Bill Rates plus an applicable margin.

The Brazilian bank loans represent various bank loans primarily for working capital purposes and to finance plant expansions.

The $34 Parish of Ascension Industrial Revenue Bonds (“IRBs”) were related to the purchase, construction and installation of air and water pollution control equipment at facilities that are no longer owned by the Company. In the fourth quarter of 2009 the Company redeemed the $34 in face value of the IRB’s for $33 and recognized a net gain on extinguishment of debt of $1.

The Company’s capital leases are included in debt on the Consolidated Balance Sheets and range from one to forty-nine year terms for vehicles, equipment, pipeline, land and buildings. The Company’s operating leases consist primarily of vehicles, equipment, tank cars, land and buildings.

In addition, the Company finances certain insurance premiums. Short-term borrowings under this arrangement were $4 and $7 at December 31, 2009 and 2008, respectively.

Debt Buybacks

During the year ended December 31, 2009, the Company purchased and extinguished $298 in face value of outstanding debt for $72. The $298 face value of repurchased debt securities consisted of $92 of the Company’s 9.75% second-priority senior secured notes due 2014, $80 of the Company’s floating rate second-priority senior secured notes due 2014, $16 of the Company’s 8.375% unsecured debentures due 2016, $42 in face value of the Company’s 9.200% unsecured debentures due 2021, $58 in face value of our 7.875% unsecured debentures due 2023 and $10 of the Company’s IRBs due 2009. In connection with these purchases, the Company recognized a net gain on extinguishment of debt of $224 for the year ended December 31, 2009.

Scheduled Maturities

Aggregate maturities of total debt, minimum payments under capital leases and minimum rentals under operating leases at December 31, 2009 for the Company are as follows:

Year	Debt	Minimum Rentals Under Operating Leases	Minimum Payments Under Capital Leases
2010	$81	$29	$2
2011	210	22	2
2012	29	16	2
2013	2,182	12	2
2014	677	9	2
2015 and thereafter	316	27	15

Total minimum payments	$3,495	$115	$25

Less: Amount representing interest			(10)

Present value of minimum payments			15

Rental expense under operating leases amounted to $36, $38 and $31 in the years ended December 31, 2009, 2008 and 2007, respectively.

Covenant Compliance

At December 31, 2009 the Company was not in compliance with the Adjusted EBITDA to Fixed Charges Ratio which requires a ratio of greater than 2.0 to 1.0 under the indenture that governs our Second-Priority Senior Secured Notes. Non-compliance with this incurrence test does not represent an event of default. However, based on non-compliance with this test, we may not be able to incur future debt outside of our revolving facility or make acquisitions in certain circumstances.

The Company is currently in compliance with all terms of its outstanding indebtedness under its Senior Secured Credit Facility, including the senior secured bank leverage ratio. A failure to comply with the Company’s senior secured bank leverage ratio contained within its Senior Secured Credit Facility, could result in a default, which if not cured or waived, could have a material adverse effect on the Company’s business and financial condition. The Company’s Senior Secured Credit Facility permits a default in its senior secured leverage ratio covenant to be cured by cash contributions to the Company’s capital from the proceeds of equity purchases or cash contributions to the capital of Hexion LLC, the Company’s parent. The cure amount can be no greater than the amount required for purposes of complying with the covenant, and in each four quarter period, the cure right can only be exercised in three quarters. Any amounts of Apollo’s $200 committed financing (see Note 6) converted to equity to cure a default will reduce the amount of available financing remaining under the $200 financing.

11. Guarantees, Indemnifications and Warranties

Standard Guarantees / Indemnifications

In the ordinary course of business, the Company enters into a number of agreements that contain standard guarantees and indemnities where the Company may indemnify another party for, among other things, breaches of representations and warranties. These guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements, (v) employee benefits services agreements and (vi) agreements with public authorities on subsidies for designated research and development projects. These guarantees or indemnifications are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements, (v) service providers in employee benefits services agreements and (vi) governments or agencies subsidizing research or development. In addition, the Company guarantees some of the payables of its subsidiaries to purchase raw materials in the ordinary course of business.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer for liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities for pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities that are not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that it considers to be probable and reasonably estimable. The amounts recorded at December 31, 2009 and 2008 are not significant.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless they are subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under its guarantees, nor is the Company able to estimate the maximum potential amount of future payments to be made under these guarantees because the triggering events are not predictable.

Our corporate charter also requires us to indemnify, to the extent allowed by New Jersey state corporate law, our directors and officers as well as directors and officers of our subsidiaries and other agents against certain liabilities and expenses incurred by them in carrying out their obligations.

Apollo Indemnification

In March 2009, Hexion and affiliates of Apollo entered into an indemnification agreement. This agreement provides that the Company will indemnify affiliates of Apollo, and affiliates of Apollo will indemnify the Company, against any liabilities arising from actions brought by our respective insurance providers against the other as a result of claims paid on the Huntsman settlement. See Note 6 for additional information regarding indemnification provided by the Company to Apollo under the Management Consulting Agreement.

Warranties

The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against net sales.

12. Commitments and Contingencies

Environmental Matters

The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation at the federal, state and local levels as well as foreign laws and regulations, and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at December 31, 2009 and 2008.

	Number of Sites		Liability		Range of Reasonably Possible Costs
Site Description	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008	Low	High
Geismar, LA	1	1	$17	$17	$10	$25
Superfund and offsite landfills – allocated share:
Less than 1%	27	25	1	1	1	2
Equal to or greater than 1%	12	13	7	8	5	13
Currently-owned	22	19	11	9	6	19
Formerly-owned:
Remediation	10	9	2	2	2	12
Monitoring only	7	7	1	1	1	2

	79	74	$39	$38	$25	$73

These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At December 31, 2009 and 2008, $13 and $10, respectively, have been included in Other current liabilities in the Consolidated Balance Sheets with the remaining amount included in Other long-term liabilities.

Following is a discussion of the Company’s environmental liabilities and the related assumptions at December 31, 2009:

Geismar, LA Site—The Company formerly owned a basic chemicals and polyvinyl chloride business that was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest, the general partner interest and the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations for soil and groundwater contamination at BCPOLP’s Geismar, Louisiana site. The Company bears the sole responsibility for these obligations because there are no other potentially responsible parties (“PRP”) or third parties from whom the Company could seek reimbursement.

A groundwater pump and treat system to remove contaminants is operational, and natural attenuation studies are proceeding. If closure procedures and remediation systems prove to be inadequate, or if additional contamination is discovered, costs that would approach the higher end of the range of possible outcomes could result.

Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, a portion of this liability was recorded at its net present value, assuming a 3% discount rate and a time period of 28 years. The range of possible outcomes is discounted in a similar manner. The undiscounted liability, which is expected to be paid over the next 28 years, is approximately $24. Over the next five years, the Company expects to make ratable payments totaling $6.

Superfund Sites and Offsite Landfills—The Company is currently involved in environmental remediation activities at a number of sites for which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company anticipates approximately 50% of the estimated liability for these sites will be paid within the next five years, with the remainder over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and as a result, has little control over the costs and timing of cash flows.

The Company’s ultimate liability will depend on many factors including its share of waste volume, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation and the availability of insurance coverage. The range of possible outcomes takes into account the maturity of each project, resulting in a more narrow range as the project progresses. To estimate both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The Company’s insurance provides very limited, if any, coverage for these environmental matters.

Sites Under Current Ownership—The Company is conducting environmental remediation at a number of locations that it currently owns, of which eight sites are no longer in operation. As the Company is performing a portion of the remediation on a voluntary basis, it has some control over the costs to be incurred and the timing of cash flows. The Company expects to pay approximately $8 of these liabilities within the next five years, with the remainder over the next ten years. The factors influencing the ultimate outcome include the methods of remediation elected, the conclusions and assessment of site studies remaining to be completed, and the time period required to complete the work. No other parties are responsible for remediation at these sites.

Formerly-Owned Sites—The Company is conducting environmental remediation at a number of locations that it formerly owned. The final costs to the Company will depend on the method of remediation chosen and the level of participation of third parties.

In addition, the Company is responsible for a number of sites that require monitoring where no additional remediation is expected. The Company has established reserves for costs related to these sites. Payment of these liabilities is anticipated to occur over the next ten years. The ultimate cost to the Company will be influenced by fluctuations in projected monitoring periods or by findings that are different than anticipated.

Indemnifications—In connection with the acquisition of certain of the Company’s operating businesses, the Company has been indemnified by the sellers against certain liabilities of the acquired businesses, including liabilities relating to both known and unknown environmental contamination arising prior to the date of the purchase. The indemnifications may be subject to certain exceptions and limitations, deductibles and indemnity caps. While it is reasonably possible that some costs could be incurred, except for those sites identified above, the Company has inadequate information to allow it to estimate a potential range of liability, if any.

Non-Environmental Legal Matters

The Company is involved in various legal proceedings in the ordinary course of business and has reserves of $29 and $27 at December 31, 2009 and December 31, 2008, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. At December 31, 2009 and December 31, 2008, $26 and $23, respectively, have been included in Other current liabilities in the Consolidated Balance Sheets with the remaining amount included in Other long-term liabilities.

Following is a discussion of significant non-environmental legal proceedings:

Matters Related to the Terminated Merger Agreement with Huntsman Corporation—

On July 17, 2008, an individual Huntsman shareholder filed suit against the Company, Craig O. Morrison, President and Chief Executive Officer, and Joshua J. Harris, Director, in the United States District Court in the Southern District of New York related to matters arising out of the Huntsman Agreement (the “New York Shareholder Action”). The plaintiff in the New York Shareholder Action sought to represent a class of purchasers of Huntsman common stock between May 14, 2008 and June 18, 2008 (the “Class Period”). The complaint alleged that the defendants disseminated false and misleading statements and failed to disclose material facts regarding the merger during the Class Period in violation of U.S. securities laws. In October 2009, the parties reached a settlement agreement which includes payment by the Company of $18. At December 31, 2009, the Company had accrued a liability of $18, which is included in Terminated merger and settlement (income) expense, net in the Consolidated Statements of Operations. In January 2010, the Company negotiated a resolution with its director and officer liability insurance carrier for payment of $8 of the total settlement. The Company will record the $8 resolution from its director and officer liability insurance carrier in January 2010.

On September 30, 2009, Hexion received a letter from counsel for affiliates of Credit Suisse and Deutsche Bank which demanded payment of the Banks’ legal fees claimed to be in excess of $60 incurred in various litigations associated with the terminated merger of Hexion and Huntsman. Hexion has rejected the Banks’ demand citing not only the Banks’ material breach of their commitment to fund the merger, but among other things, the Banks’ failure to obtain Hexion’s approval of its settlement with Huntsman, the failure to provide a release for any and all liabilities in favor of Hexion and the unreasonable amount of the fees sought. At this time, there is inadequate information from which to estimate a potential range of liability, if any.

Brazil Tax Claim—In 1992, the State of Sao Paulo Administrative Tax Bureau issued an assessment against the Company’s Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes. These loans were characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions and the subsidiary filed an administrative appeal seeking cancellation of the assessment. The Administrative Court upheld the assessment in December 2001. In 2002, the subsidiary filed a second appeal with the highest-level Administrative Court, again seeking cancellation of the assessment. In February 2007, the highest-level Administrative Court upheld the assessment. The Company requested a review of this decision. On April 23, 2008, the Brazilian Administrative Tax Tribunal issued its final decision upholding the assessment against the subsidiary. The Company filed an Annulment action in the Brazilian Judicial Courts in May 2008 along with a request for an injunction to suspend the tax collection. The injunction was denied but the Annulment action is being pursued. The Company has pledged certain properties and assets in Brazil during the pendency of the Annulment action in lieu of paying the assessment. The Company continues to believe it has a strong defense against the assessment and does not believe a loss contingency is probable. At December 31, 2009, the amount of the assessment, including tax, penalties, monetary correction and interest, is 64 Brazilian reais, or approximately $37.

Formosa Plant—Several lawsuits were filed in Sangamon County, Illinois in May 2006 against the Company on behalf of individuals injured or killed in an explosion at a Formosa Plastics Corporation (“Formosa”) plant in Illiopolis, Illinois that occurred on April 23, 2004. The Company sold the facility in 1987. The facility was operated by BCPOLP until it was sold to Formosa out of BCPOLP’s bankrupt estate in 2002. In March 2007, an independent federal agency found that operator errors caused the explosion, but that current and former owners could have implemented systems to minimize the impacts from these errors. In March 2008, the Company filed a motion for summary judgment, which is still pending. At this time there is inadequate information from which to estimate a potential range of liability, if any.

Hillsborough County—The Company is named in a lawsuit filed on July 12, 2004 in Hillsborough County, Florida Circuit Court, for an animal feed supplement processing site formerly operated by the Company and sold in 1980. The lawsuit is filed on behalf of multiple residents of Hillsborough County living near the site and it alleges various injuries from exposure to toxic chemicals. The Company does not have adequate information from which to estimate a potential range of liability, if any. The court dismissed a similar lawsuit brought on behalf of a class of plaintiffs in November 2005.

Environmental Institution of Paraná IAP—On August 25, 2009, Governo Do Paraná and the Environmental Institution of Paraná IAP, an environmental agency of the Brazilian government, provided Hexion Quimica Industria, our Brazilian subsidiary, with notice of a potential fine of up to $11 in connection with alleged environmental damages to the Port of Paranagua caused in November 2004 by an oil spill from a shipping vessel carrying methanol purchased by Hexion. The investigation as to the cause of the accident has not been finalized. In early October 2009, Hexion was granted an injunction precluding the imposition of any fines or penalties by the Paraná IAP. Should the injunction be appealed, the Company believes it has a strong defense and does not believe a loss contingency is probable.

Other Legal Matters—The Company is involved in various other product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings in addition to those described above, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The Company does not believe that it has a material exposure for these claims and believes it has adequate reserves and insurance to cover pending and foreseeable future claims.

Other Commitments and Contingencies

The Company entered into contractual agreements with Shell and other third parties for the supply of site services, utilities, materials and facilities and for operation and maintenance services necessary to operate certain of the Company’s facilities on a stand-alone basis. The duration of the contracts range from less than one year to 20 years, depending on the nature of services. These contracts may be terminated by either party under certain conditions as provided for in the respective agreements; generally, 90 days notice is required for short-term contracts and three years notice is required for longer-term contracts (generally those contracts in excess of five years). Contractual pricing generally includes a fixed and variable component.

In addition, the Company entered into contractual agreements with Shell and other third parties to purchase feedstocks or other services. The terms of these agreements vary from one to ten years and may be extended at the Company’s request and are cancelable by either party as provided for in each agreement. Feedstock prices are based on market prices less negotiated volume discounts or cost input formulas.

The Company is required to make minimum annual payments under these contracts as follows:

Year	Minimum Annual Purchase Commitments
2010	$174
2011	86
2012	58
2013	40
2014	31
2015 and beyond	99

Total minimum payments	488
Less: Amount representing interest	(53)

Present value of minimum payments	$435

13. Pension and Non-Pension Postretirement Benefit Plans

The Company sponsors defined benefit pension plans covering most U.S. employees and certain non-U.S. employees primarily in Canada, Netherlands, Germany, France, Belgium and Malaysia. Benefits under these plans are generally based on eligible compensation and / or years of credited service. Retirement benefits in other foreign locations are primarily structured as defined contribution plans. Effective June 30, 2009, the Company froze the benefits for the non-bargained and some of the bargained participants in the U.S. pension plans. The Company has replaced this benefit with an additional annual employer contribution to the existing defined contribution plan.

The Company also provides non-pension postretirement benefit plans to certain U.S. employees, to Canadian employees and to certain employees in the Netherlands. The U.S. benefit primarily consists of a life insurance benefit for retirees, for which the premiums are paid by the Company. In addition, some U.S. participants are offered the same medical plans as active employees; however, for most participants, the premiums are paid by the retiree. The Canadian plans provide retirees and their dependents with medical and life insurance benefits, which are supplemental benefits to the respective provincial healthcare plan in Canada. The Netherlands’ plan provides a lump sum payment at retirement.

The following table presents the change in benefit obligation, change in plan assets and components of funded status for the Company’s defined benefit pension and non-pension postretirement benefit plans for the years ended December 31:

	Pension Benefits				Non-Pension Postretirement Benefits
	2009		2008		2009		2008
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in Benefit Obligation
Benefit obligation at beginning of year	$276	282	$283	286	$13	4	$14	6
Service cost	4	8	6	8	—	—	—	—
Interest cost	17	16	16	16	1	—	1	—
Actuarial losses (gains)	6	—	(7)	(6)	—	—	(1)	(1)
Foreign currency exchange rate changes	—	10	—	(16)	—	1	—	(1)
Benefits paid	(21)	(8)	(23)	(8)	(1)	—	(1)	—
Plan amendments	—	—	1	—	—	—	—	—
Plan curtailments / settlements	(11)	(1)	—	—	—	—	—	—
Employee contributions	—	1	—	1	—	—	—	—
Transfers in	—	—	—	1	—	—	—	—

Benefit obligation at end of year	271	308	276	282	13	5	13	4
Change in Plan Assets
Fair value of plan assets at beginning of year	156	162	223	149	—	—	—	—
Actual return on plan assets	38	7	(65)	2	—	—	—	—
Foreign currency exchange rate changes	—	6	—	(9)	—	—	—	—
Employer contributions	12	21	21	26	1	—	1	—
Benefits paid	(21)	(8)	(23)	(8)	(1)	—	(1)	—
Employee contributions	—	1	—	1	—	—	—	—
Transfers in	—	—	—	1	—	—	—	—

Fair value of plan assets at end of year	185	189	156	162	—	—	—	—

Funded status of the plan at end of year	$(86)	$(119)	$(120)	$(120)	$(13)	$(5)	$(13)	$(4)

	Pension Benefits				Non-Pension Postretirement Benefits
	2009		2008		2009		2008
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in the Consolidated Balance Sheets at December 31 consist of:
Noncurrent assets	$—	$6	$—	$—	$—	$—	$—	$—
Other current liabilities	(1)	(4)	—	(4)	(1)	—	(1)	—
Long-term pension and post employment benefit obligations	(85)	(121)	(120)	(116)	(12)	(5)	(12)	(4)
Accumulated other comprehensive loss (income)	138	16	175	12	(35)	(2)	(47)	(5)

Net amounts recognized	$52	$(103)	$55	$(108)	$(48)	$(7)	$(60)	$(9)
Amounts recognized in Accumulated other comprehensive loss (income) at December 31 consist of:
Net actuarial loss (gain)	$138	$11	$176	$3	$(5)	$(2)	$(6)	$(3)
Net prior service cost (benefit)	—	7	(1)	9	(30)	(1)	(41)	(2)
Deferred income taxes	—	(2)	—	—	—	1	—	—

Net amounts recognized	$138	$16	$175	$12	$(35)	$(2)	$(47)	$(5)

Accumulated benefit obligation	$270	$295	$265	$265
Accumulated benefit obligation for funded plans	268	179	262	157
Pension plans with underfunded or non-funded accumulated benefit obligations at December 31:
Aggregate projected benefit obligation	$271	$131	$276	$123
Aggregate accumulated benefit obligation	270	125	265	115
Aggregate fair value of plan assets	185	7	156	6
Pension plans with projected benefit obligations in excess of plan assets at December 31:
Aggregate projected benefit obligation	$271	$137	$276	$282
Aggregate fair value of plan assets	185	12	156	162

The net accumulated unrecognized actuarial losses relating to the U.S. plans were reduced by $24 for favorable gains on assets versus expected returns during the year ended December 31, 2009. In addition, the net accumulated unrecognized actuarial losses for the U.S. plans decreased by approximately $11 due to curtailments resulting from the plan freezes, which more than offset the unrecognized actuarial loss of $6 relating to the decrease in the discount rate at December 31, 2009 and unfavorable experience. Actuarial losses of $8 for the Non-U.S. plans at December 31, 2009 primarily resulted from unfavorable asset experience and other adjustments.

The foreign currency impact reflected in these rollforward tables are primarily for changes in the euro and Canadian dollar versus the U.S. dollar.

The Pension Protection Act of 2006 (the “2006 PPA”) provides for minimum funding levels on U.S. plans, and plans not meeting the minimum funding requirement may be subject to certain restrictions. During 2009, the Company’s most significant U.S. pension plan was under the minimum funding level as measured under the 2006 PPA, resulting in restrictions on lump sum payments to 50%.

Following are the components of net pension and non-pension postretirement expense (benefit) recognized by the Company for the years ended December 31:

	Pension Benefits
	U.S. Plans			Non-U.S. Plans
	2009	2008	2007	2009	2008	2007
Service cost	$4	$6	$6	$8	$8	$8
Interest cost on projected benefit obligation	17	16	15	16	16	13
Expected return on assets	(14)	(18)	(17)	(10)	(9)	(8)
Amortization of prior service cost	—	—	—	1	1	1
Recognized actuarial loss (gain)	9	8	9	(1)	—	2
Curtailment (gain) loss	(1)	—	—	1	—	—

Net expense	$15	$12	$13	$15	$16	$16

	Non-Pension Postretirement Benefits
	U.S. Plans			Non-U.S. Plans
	2009	2008	2007	2009	2008	2007
Service cost	$—	$—	$—	$—	$—	$—
Interest cost on projected benefit obligation	1	1	1	—	—	—
Amortization of prior service benefit	(11)	(11)	(12)	—	—	—
Recognized actuarial gain	(1)	—	—	—	(1)	(1)
Settlement gain	—	—	—	(1)	—	(1)

Net benefit	$(11)	$(10)	$(11)	$(1)	$(1)	$(2)

The curtailment gain recognized on U.S. pension benefits during the year ended December 31, 2009 related to the U.S. plan freeze previously discussed. The curtailment loss recognized on non-U.S. pension benefits during the year ended December 31, 2009 related to the impact of planned workforce reductions on the Company’s pension plan in the Netherlands. The settlement gains recognized during the years ended December 31, 2009 and 2007 for non-pension postretirement plans resulted from lump sum payments made under the Company’s plan offered to certain associates in the Netherlands.

The following amounts were recognized in other comprehensive income during the year ended December 31, 2009:

	Non-Pension
	Pension Benefits		Postretirement Benefits		Total
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial (gains) losses arising during the year	(29)	7	—	1	(29)	8
Amortization of prior service benefit (cost)	1	(2)	11	1	12	(1)
Amortization of net (losses) gains	(9)	1	1	—	(8)	1

(Gain) loss recognized in other comprehensive income	(37)	6	12	2	(25)	8
Deferred income taxes	—	(1)	—	—	—	(1)

(Gain) loss recognized in other comprehensive income, net of tax	(37)	5	12	2	(25)	7

The amounts in Accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost (benefit) during the next fiscal year are as follows:

	Non-Pension
	Pension Benefits		Postretirement Benefits		Total
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Prior service cost (benefit)	$—	$1	$(11)	$—	$(11)	$1
Net actuarial loss (gain)	8	—	—	(1)	8	(1)

Determination of actuarial assumptions

The Company’s actuarial assumptions are determined based on the demographics of the population, target asset allocations for funded plans, regional economic trends, statutory requirements and other factors that could impact the benefit obligation and plan assets. For our European plans, these assumptions are set by country, as the plans within these countries have similar demographics, and are impacted by the same regional economic trends and statutory requirements.

The Company merged its three U.S. pension plans at December 31, 2009, and expects to merge the Trusts holding the plan assets in 2010. As a result, the economic actuarial assumptions for these plans at December 31, 2009 were determined based on the demographics of the merged plan, including the Company’s assumptions for expected rate of return on assets and the target asset mix for the plan assets. Prior to 2009, these assumptions were set separately for each plan.

The discount rates selected reflect the rate at which pension obligations could be effectively settled. The Company selects the discount rates based on cash flow models using the yields of high-grade corporate bonds or the local equivalent with maturities consistent with the Company’s anticipated cash flow projections.

The expected rates of future compensation level increases are based on salary and wage trends in the chemical and other similar industries, as well as the Company’s specific long-term compensation targets by country. Input is obtained from the Company’s internal Human Resources group and from outside actuaries. These rates include components for wage rate inflation and merit increases.

The expected long-term rates of return on plan assets are determined based on the plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets, for plans including equity securities. Peer data and historical returns are reviewed and the Company consults with its actuaries, as well as investment professionals, to confirm that the Company’s assumptions are reasonable.

The weighted average rates used to determine the benefit obligations were as follows at December 31:

	Pension Benefits				Non-Pension Postretirement Benefits
	2009		2008		2009		2008
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	5.7%	5.5%	6.1%	5.8%	5.4%	6.3%	6.1%	7.1%
Rate of increase in future compensation levels	4.0%	3.3%	4.0%	3.3%	—	—	—	—
The weighted average assumed health care cost trend rates are as follows at December 31:
Health care cost trend rate assumed for next year	—	—	—	—	8.1%	7.4%	8.0%	7.9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	—	—	—	—	5.1%	4.4%	5.0%	4.9%
Year that the rate reaches the ultimate trend rate	—	—	—	—	2026	2029	2015	2017

The weighted average rates used to determine net periodic pension expense (benefit) were as follows for the years ended December 31:

	Pension Benefits
	U.S. Plans			Non-U.S. Plans
	2009	2008	2007	2009	2008	2007
Discount rate	6.1%	6.1%	5.8%	5.8%	5.5%	4.5%
Rate of increase in future compensation levels	4.0%	4.0%	4.0%	3.3%	3.3%	3.1%
Expected long-term rate of return on plan assets	8.2%	8.3%	8.3%	5.8%	5.8%	5.8%

	Non-Pension Postretirement Benefits
	U.S. Plans			Non-U.S. Plans
	2009	2008	2007	2009	2008	2007
Discount rate	6.1%	6.1%	5.8%	7.1%	5.5%	5.1%
A one-percentage-point change in the assumed health care cost trend rates would change the projected benefit obligation for international non-pension postretirement benefits by $1 and service cost and interest cost by a negligible amount. The impact on U.S. plans is negligible.

Pension Investment Policies and Strategies

The Company’s investment strategy for the assets of its North American defined benefit pension plans is to maximize the long-term return on plan assets using a mix of equities and fixed income investments with a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity and fixed-income investments. For U.S. plans, equity investments are also diversified across U.S. and international stocks, as well as growth, value and small and large capitalization investments, while the Company’s Canadian plan includes a blend of Canadian securities with U.S. and other foreign investments. Investment risk and performance is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset and liability studies.

The Company periodically reviews its target allocation of North American plan assets among the various asset classes. The targeted allocations are based on anticipated asset performance, discussions with investment professionals and on the projected timing of future benefit payments. The target allocations for the Company’s U.S. plans have been aligned for 2010, due to the planned merger of these Trusts.

The Company observes local regulations and customs governing its European pension plans in determining asset allocations, which generally require a blended weight leaning toward more fixed income securities, including government bonds.

	Actual		Target 2010
	2009	2008
Weighted average allocations of U.S. pension plan assets at December 31:
Equity securities	64%	54%	60%
Debt securities	28%	41%	40%
Cash, short-term investments and other	8%	5%	—

	100%	100%	100%

Weighted average allocations of non-U.S. pension plan assets at December 31:
Equity securities	13%	12%	21%
Debt securities	87%	86%	79%
Cash, short-term investments and other	—	2%	—

	100%	100%	100%

Fair Value of Plan Assets

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•	Level 3: Unobservable inputs, for example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

The following table presents U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Fair Value Measurements Using
	2009				2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Large cap equity funds (a)(b)	$26	$33	$—	$59	$18	$25	$—	$43
Small/mid cap equity funds (b)	31	6	—	37	22	4	—	26
Other international equity (b)	—	23	—	23	—	16	—	16
Debt securities/fixed income (c)	—	52	—	52	—	63	—	63
Cash, money market and other (d)	—	14	—	14	—	8	—	8

Total	$57	$128	$—	$185	$40	$116	$—	$156

The following table presents non-U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Fair Value Measurements Using
	2009				2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
U.S. equity (b)	$—	$9	$—	$9	$—	$4	$—	$4
European equity (b)	—	7	—	7	—	5	—	5
Other international equity (b)	—	5	—	5	—	6	—	6
Debt securities/fixed income (b)	—	111	—	111	—	83	—	83
Liability driven investments (c)(e)	—	45	—	45	—	49	—	49
Balanced pooled funds (b)	—	7	—	7		6		6
Pooled insurance products with fixed income guarantee (b)	—	5	—	5	—	4	—	4
Cash, money market and other (d)	—	—	—	—	5	—	—	5

Total	$—	$189	$—	$189	$5	$157	$—	$162

(a)	Level 1 equity securities are valued based on quoted prices in active markets.
(b)	Level 2 equity securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held.
(c)	Level 2 fixed income securities are valued using a market approach that includes various valuation techniques and sources, primarily using matrix/market corroborated pricing based on observable inputs including yield curves and indices.
(d)	Cash, money market and other securities include mutual funds, certificates of deposit and other short-term cash investments for which the share price is $1 or book value is assumed to equal fair value due to the short duration of the investment term.
(e)	Liability driven investments consist of a series of funds designed to provide returns matched to expected future cash flows, and include approximately 70% investments in fixed income securities targeting returns in line with 3-month euribor in the medium term, and 30% swaps, with an underlying portfolio of bonds and cash to counterbalance changes in the value of the swaps.

Projections of Plan Contributions and Benefit Payments

The Company expects to make contributions totaling $34 to its defined benefit pension plans in 2010.

Estimated future plan benefit payments as of December 31, 2009 are as follows:

	Pension Benefits		Non-Pension Postretirement Benefits
Year	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
2010	$24	$8	$1	$1
2011	24	9	1	—
2012	23	10	1	—
2013	23	10	1	—
2014	22	12	1	—
2015-2019	104	76	5	2

The Company has a U.S. defined benefit pension plan that was converted to a cash balance plan prior to 2006. Under the 2006 PPA, cash balance plans are generally not considered to be discriminatory if certain requirements are met; however, plans converted prior to the effective date of the 2006 PPA, such as the Company’s, are not grandfathered under the act. While there has not been any guidance issued regarding cash balance plans converted prior to the effective date of the 2006 PPA, it is possible that the Company’s cash balance plan may need to be modified for the period prior to 2006. Such a requirement may increase the Company’s obligations under the plan, but there is insufficient information at this time to assess the potential impact.

Defined Contribution Plans

The Company sponsors a number of defined contribution plans for its employees, primarily in the U.S., Canada, Europe and in the Asia-Pacific region. Full-time employees are generally eligible to participate immediately and may make pre-tax and after-tax contributions subject to plan and statutory limitations. For certain plans, the Company has the option to make contributions above the match provided in the plan based on financial performance. Due to the economic downturn at the end of 2008, during 2009 the Company suspended for one year the employer match provided to non-bargaining employees and to some bargained employees in its U.S. and Canadian defined contribution plans.

Effective July 1, 2009, the Company introduced an annual retirement contribution (“ARC”) to eligible U.S. associates to replace benefits previously provided under the Company’s defined benefit pension plans, which has been frozen, as previously discussed, for non-bargaining associates and for some bargained associates. The contribution, which will be paid into the existing U.S. defined contribution plan, is a percentage of eligible earnings, ranging from 2% to 7% based on years of service, subject to IRS limitations. The contribution for each year will be made in the second quarter of the following year to eligible associates actively employed with the Company at year-end.

Prior to July 1, 2009 certain U.S. employees received annual employer contributions to the U.S. defined contribution plan based on age and years of service in lieu of a defined benefit pension plan. Under this arrangement, contributions ranged from 1% to 15% on wages up to FICA limits and 2% to 20% on wages in excess of FICA limits. These benefits were eliminated effective July 1, 2009, and were replaced with the ARC (discussed above).

The Company incurred expense for contributions under these plans in 2009, 2008 and 2007 of $9, $15 and $16, respectively.

Non-Qualified and Other Retirement Benefit Plans

The Company provides key executives in some locations with nonqualified benefit plans that provide participants with an opportunity to elect to defer compensation and also provide retirement benefits, or “top-ups”, in cases where executives cannot fully participate in the defined benefit or defined contribution plans because of plan or local statutory limitations. The Company froze benefits under its U.S. Non-Qualified plans beginning January 1, 2009. Most of the Company’s non-qualified benefit plans are unfunded. Prior to the plan freezes, certain deferrals were matched by the Company based on years of service. The liabilities related to defined pension top-ups are included in the previously discussed defined benefit pension disclosures. The Company’s liability for the other components of these non-qualified benefit plans of $8 at December 31, 2009 and 2008, and is included in Other long-term liabilities.

The Company’s German subsidiaries offer an early government subsidized early retirement program to eligible employees called Altersteilzeit or ATZ Plans. The German government provides a subsidy in certain cases where the participant is replaced with a qualifying candidate. The Company has liabilities for these arrangements totaling $4 and $3 for the years ended December 31, 2009 and 2008, respectively. The Company incurred expense for these plans in 2009, 2008 and 2007 of $1, $2 and less than $1, respectively.

Some employees who are not covered by the Company’s U.S. and foreign defined benefit pension plans are covered by collective bargaining agreements, which are generally for five year terms. Under Federal pension law, the Company would have continuing liability to these pension trusts if it ceased all or most of its participation in any of these trusts, and under certain other specified conditions.

Also included in the Consolidated Balance Sheets at December 31, 2009 and 2008 are other post-employment benefit obligations relating to long-term disability and liabilities relating to European jubilee benefit plans of $8 and $5, respectively.

14. Deficit

The Company has 82,556,847 shares of $0.01 par value common stock outstanding at December 31, 2009.

In December 2008, in connection with the settlement agreement with Huntsman, Hexion LLC made a capital contribution of $325 allowing the Company to fund the $325 termination fee and affiliates of Apollo paid a $200 settlement payment, while reserving all rights with respect to reallocation of the payments to certain other affiliates of Apollo. The $200 settlement payment made by Apollo has been treated as an expense by the Company with the credit to Paid-in capital at December 31, 2008. This settlement was considered an expense of the Company as the liability was joint and several between the Company and Apollo and the settlement by Apollo was caused by its relationship with the Company as a principal shareholder.

In 2007, the Company declared a dividend to its parent of $1. In 2006, the Company declared a dividend to our parent of $500 in connection with a debt refinancing. Approximately $480, funded from the proceeds of newly issued debt, was paid in 2006. In 2005, in conjunction with the Hexion Formation, the Company declared a dividend to its parent of $550, of which $523 was paid during 2005. The dividend was funded through proceeds that the Company received from issuing preferred stock and from amounts that the Company borrowed under its credit facility. The Company paid $10, $2 and $13 in 2009, 2008 and 2007, respectively, related to these dividends. The remainder will be paid as required by the Company’s parent through 2012 and is classified in Other current liabilities.

15. Stock Option Plans and Stock Based Compensation

Summary of Plans

Prior to the Hexion Formation, Resolution Performance, Resolution Specialty and BHI Acquisition (now Hexion LLC) maintained five stock-based compensation plans: the Resolution Performance 2000 Stock Option

Plan (the “Resolution Performance Plan”), the Resolution Performance 2000 Non-Employee Directors Option Plan (the “Resolution Performance Director Plan”), the Resolution Performance Restricted Unit Plan (the “Resolution Performance Unit Plan”), the Resolution Specialty 2004 Stock Option Plan (the “Resolution Specialty Plan”) and the BHI Acquisition 2004 Stock Incentive Plan (the “Borden Chemical Plan”). In addition to these plans, the Company’s parent maintains a stock-based deferred compensation plan. The options granted under each of the option plans were to purchase common stock of the parent company of each of the respective companies. Upon the Hexion Formation, the stock options under the Resolution Performance Plan, the Resolution Performance Director Plan, the Resolution Performance Unit Plan and Resolution Specialty Plan were exchanged for an equivalent number of options to purchase Hexion LLC based on relative fair value.

Resolution Performance Plan and Resolution Performance Director Plan

Resolution Performance adopted stock option plans under which options related to 727,134 shares on a post-combination and reverse split basis are available for grant. The right to grant options under these plans will expire in 2010, but the Company does not intend to make any future grants from these plans. Options granted under these plans were all nonqualified stock options. One third of the options granted vest ratably over a five-year period, while the remaining options (the “Resolution Performance Options”) vest after the eighth anniversary of the grant date. The Resolution Performance Options provided for accelerated vesting upon the sale of Resolution Performance and the achievement of certain financial targets. At the time of the Hexion Formation, these financial targets were not met, so vesting of the Resolution Performance Options was not accelerated. Options under both plans were granted at the fair market value on the date of the grant and expire thirty days following the eighth anniversary of the grant date. At the time of the Hexion Formation, all options that were granted to Resolution Performance directors under the Resolution Performance Director Plan vested and became exercisable. In December 2008, 337,506 stock option awards granted in 2000 and 2001 were modified to extend the option expiration date one year and 11 months. There was no incremental compensation cost resulting from the modification.

Resolution Performance Unit Plan

A grant of the equivalent of 191,276 Hexion LLC restricted units was made under the Resolution Performance Unit Plan to Mr. Schlanger, former Chairman and Chief Executive Office of Resolution Performance on November 14, 2000. Mr. Schlanger’s rights under the plan are fully vested and nonforfeitable. The restricted units were distributed to Mr. Schlanger in January 2009.

Resolution Specialty Plan

In August 2004, Resolution Specialty created the Resolution Specialty Plan under which options for 1,027,197 shares on a post-combination and reverse split basis are available for grant. The right to grant options under the option plan will expire in 2014, but the Company does not intend to make any future grants from this plan. Options granted under this plan were nonqualified stock options. One third of the options vest ratably over a five-year period. The remaining options were immediately vested upon the achievement of certain performance criteria as a result of the Hexion Formation. Options were granted at the fair market value on the date of the grant and expire thirty days following the eighth anniversary of the grant date.

Borden Chemical Plan

In August 2004, BHI Acquisition adopted the Borden Chemical Plan, under which up to 3,670,635 options to purchase Hexion LLC units are available for grant to employees, consultants and independent directors of Hexion. At December 31, 2009, there were 1,590,402 options under the Borden Chemical Plan available for future grant. The right to grant options under this plan will expire in 2014, but the Company does not intend to make any future grants from this plan. On August 12, 2004, Hexion LLC granted options to purchase 2,519,860 Hexion LLC membership units, half of which vest ratably over a five-year period (the “Non-Performance

Options”), while the remainder (the “Performance Options”) vest after the eighth anniversary of the grant date. The Performance Options provide for accelerated vesting upon the sale of the Company and the achievement of certain financial targets. The options were granted at fair value, and were initially designated as liability awards as the value was determined by a formula. The options expire on the tenth anniversary of the grant date. As of December 31, 2009, approximately 1,025,368 units of the Non-Performance options had fully vested.

Hexion 2007 Long-Term Incentive Plan

On April 30, 2007, the Board of Managers of Hexion LLC adopted the Hexion LLC 2007 Long-Term Incentive Plan (the “2007 Plan”). The 2007 Plan provides for the grant of options to purchase units (with performance conditions) and restricted unit awards to selected employees of the Company. Options granted under the 2007 Plan cover common units of Hexion LLC and will become vested only if Apollo realizes certain internal rates of return on its investment in the Company from a sale or other transfer to independent third parties of a majority interest in Hexion LLC (the “performance condition”). Restricted unit awards granted under the 2007 Plan are payable on a one-for-one basis in common units of Hexion LLC and will generally vest on the third or fourth anniversary of the grant date, subject to accelerated vesting on a change in control of Hexion LLC. Restricted unit awards include the right to receive cash dividends (subject to the same vesting requirements as the underlying units), and any units that become vested will generally be paid upon a termination of the award recipient’s employment. A maximum of 1,700,000 common units of Hexion LLC may be subject to all awards granted under the 2007 Plan. At December 31, 2009, there were 1,111,500 awards under the 2007 Plan available for grant. On April 30, 2007, Hexion LLC granted 170,000 restricted unit awards and options to purchase 676,000 units (with performance conditions). Half of the restricted unit awards vest over three years, while the other half vest over four years. The options expire on the eighth anniversary of the grant date.

Financial Statement Impact

Share-based compensation expense is recognized, net of estimated forfeitures, over the requisite service period on a straight-line basis. The Company adjusts compensation expense periodically for forfeitures.

When it filed a registration statement with the SEC in 2005, the Company became subject to the measurement requirements as a public company and consequently remeasured its liability designated awards. In addition, modifications to the awards under the 2004 Incentive Plan and the stock-based deferred compensation plan were made for the value of the awards to be determined by fair market value instead of by formula. Also, certain directors’ options that were granted under the Resolution Performance Plan and Resolution Specialty Plan, which would have been forfeited upon the Hexion Formation, were modified to allow immediate vesting. These equity modifications impacted the options held by 195 participants.

The Company recognized share-based compensation expense of $5 for each of the years ended December 31, 2009, 2008 and 2007, all of which is the result of the remeasurement and modifications. The amounts are included in Selling, general and administrative expense in the Consolidated Statements of Operations. The Company expects additional compensation expense of $7, which will be recognized over the vesting period of the underlying share-based awards. $5 is expected to be recognized ratably over a weighted-average period of 2.5 years, while the remaining $2 will be recognized upon an initial public offering or other future contingent event.

Fair Value

The fair value of 2007 option award grants was calculated at the grant date using a modified Black-Scholes pricing model. Following is a summary of assumptions used to calculate fair value for the year ended December 31, 2007:

2007
Risk-free weighted average interest rates	4.47%
Expected lives (years)	4.3
Dividend rate	0.0%
Volatility	27.6%

The expected lives represent the period of time the Company believes the options will be outstanding. Expected volatility was based on a calculation that factored historical daily volatility and the implied volatility of comparable public companies. The fair value of the Company’s common stock was calculated using a multiple of EBITDA (earnings before interest, income taxes, depreciation and amortization) approach, which is a valuation technique commonly used by the investment banking community. Under this technique, estimated enterprise values are the result of an EBITDA multiple derived from comparable company multiples applied to an appropriate EBITDA amount. The equity value is then calculated by subtracting the amount of debt from the calculated enterprise value.

The fair value of 2007 restricted unit awards is based upon the fair value of the Company’s common stock at the grant date.

Options Activity

Following is a summary of the Company’s stock option plan activity for the year ended December 31, 2009:

	Hexion LLC Common Units	Weighted Average Exercise Price	Intrinsic Value
Options outstanding at December 31, 2008	3,567,975	$7.11	$—
Options granted	—	$—
Options exercised	—	$—
Options forfeited	(267,722)	$7.58

Options outstanding at December 31, 2009	3,300,253	$7.07	$—

Exercisable at December 31, 2009	1,726,231	$6.50	$—
Expected to vest at December 31, 2009	3,176,709	$7.11	$—

At December 31, 2009, exercise prices for options outstanding ranged from $3.51 to $29.42 with a weighted average remaining contractual life of 4.1 years. The weighted average remaining contractual life for options exercisable and options expected to vest was 3.5 and 4.1 years, respectively.

The weighted-average per share grant date fair value of options granted during 2007 was $1.76. The total amount of cash received and total intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) of options exercised during the years ended December 31, 2009, 2008 and 2007 was $0, less than $1 and $1, respectively.

Restricted Unit Activity

Following is a summary of the Company’s restricted unit plan activity for the year ended December 31, 2009:

	Hexion LLC Common Units	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2008	141,000	$10.81
Restricted units granted	—	—
Restricted units vested	—	—
Restricted units forfeited	(25,000)	$10.81

Nonvested at December 31, 2009	116,000	$10.81

The weighted average remaining contractual life for restricted units outstanding was .8 years.

Stock-Based Deferred Compensation Plan

In 2004, in connection with the acquisition of Borden Chemical by Apollo, certain key employees of the Company deferred the receipt of compensation and were credited with a number of deferred stock units that were equal in value to the amount of compensation deferred. In total, the Company granted 1,007,944 deferred common stock units under the Hexion LLC 2004 Deferred Compensation Plan (the “2004 DC Plan”), which is an unfunded plan. Each unit gives the grantee the right to one common stock unit of Hexion LLC. Under the 2004 DC Plan, the deferred common stock units are not distributed to participants until their employment with the Company ends. At December 31, 2009, there were 798,841 undistributed units under the 2004 DC Plan.

16. Income Taxes

Income tax (benefit) expense detail for continuing operations for the years ended December 31 is as follows:

	2009	2008	2007
Current
Federal	$—	$(6)	$—
State and local	2	(4)	3
Foreign	6	6	44

Total current	8	(4)	47

Deferred
Federal	(7)	1	1
State and local	—	—	(6)
Foreign	1	(14)	2

Total deferred	(6)	(13)	(3)

Income tax expense (benefit)	$2	$(17)	$44

A reconciliation of the differences between income taxes for continuing operations that were computed at the federal statutory tax rate of 35% and provisions for income taxes for the years ended December 31 follows:

	2009	2008	2007
Income tax benefit computed at federal statutory tax rate	$33	$(421)	$(8)
State tax provision, net of federal benefits	2	2	2
Foreign tax rate differential	(5)	2	2
Foreign source income subject to U.S. taxation	1	3	—
Losses and other expenses (income) not deductible for tax	—	116	(5)
(Decrease) increase in the taxes due to changes in valuation allowance	(21)	294	58
Additional tax (benefit) on foreign unrepatriated earnings	(1)	(1)	—
Changes in enacted tax rates	(2)	(1)	(5)
Adjustments of prior year estimates and other	(5)	(11)	—

Income tax expense (benefit)	$2	$(17)	$44

For the year ending December 31, 2008, losses and other expenses not deductible for tax include the $200 non-cash push-down of settlement costs paid by Apollo (see Note 3) and increases in unrecognized tax benefits related to various intercompany transaction costs. The Company is reviewing the deductibility of these intercompany transaction costs and has not recognized a related tax benefit at December 31, 2009.

The domestic and foreign components of the income (loss) from continuing operations before income taxes for the years ended December 31 is as follows:

	2009	2008	2007
Domestic	$97	$(1,031)	$(151)
Foreign	(2)	(173)	128

	$95	$(1,204)	$(23)

The tax effects of significant temporary differences and net operating loss and credit carryforwards, which comprise the deferred tax assets and liabilities at December 31, is as follows:

	2009	2008
Assets
Non-pension post-employment	$8	$7
Accrued and other expenses	99	75
Loss and credit carryforwards	726	725
Pension liabilities	38	56

Gross deferred tax assets	871	863
Valuation allowance	(597)	(626)

Net deferred tax asset	274	237

Liabilities
Property, plant and equipment	(178)	(202)
Unrepatriated earnings of foreign subsidiaries	(73)	(99)
Intangibles	(37)	(31)
Deferred income from extinguishment of debt	(76)	—

Gross deferred tax liabilities	(364)	(332)

Net deferred tax liability	$(90)	$(95)

The following table summarizes the presentation of the net deferred tax liability on the Consolidated Balance Sheets at December 31:

	2009	2008
Assets
Current deferred income taxes (Other current assets)	$17	$2
Long-term deferred income taxes (Other assets)	17	30
Liabilities
Current deferred income taxes (Other current liabilities)	(4)	(5)
Long-term deferred income taxes	(120)	(122)

Net deferred tax liability	$(90)	$(95)

Hexion LLC and its eligible subsidiaries file a consolidated U.S. Federal income tax return. As Hexion LLC is not a member of the registrant, its tax attributes are not reflected in the tables above. However, because Hexion LLC is the Company’s parent, the Company can utilize Hexion LLC’s attributes. These attributes are comprised of $366 of deferred interest deductions, which have significant restrictions on their use, $72 of net operating loss carryforwards, which expire starting in 2020, and capital loss carryforwards of $18, expiring in 2010. Hexion LLC maintains a full valuation allowance against these attributes because it is more likely than not that some portion of these assets will not be realized.

As of December 31, 2009, the Company has a $597 valuation allowance for a portion of its net deferred tax assets that management believes, more likely than not, will not be realized. In the United States, a consolidated return will be filed and future taxable income and losses of the consolidated group may be offset. The Company’s deferred tax assets include federal, state and foreign net operating losses carryforwards. The federal net operating loss carryforwards available are $1,413, which expire starting in 2020. The Company’s deferred assets also include minimum tax credits of $2, which are available indefinitely as well as capital loss carryforwards of $45, which were generated in 2005 and will begin to expire in 2010. A valuation allowance of $410 has been provided against these items. The Company had undistributed earnings of certain foreign subsidiaries of $200, on which deferred taxes have not been provided because these earnings are considered permanently invested outside of the United States.

The following table summarizes the changes in the valuation allowance for the years ending December 31, 2009 and 2008:

	Balance at Beginning of Period	Changes in related Gross Deferred Tax Assets/Liabilities	Charge/Release	Balance at End of Period
Valuation allowance on Deferred tax assets:
Year ended December 31, 2007	$224	$(2)	$138	$360
Year ended December 31, 2008	360	(30)	296	626
Year ended December 31, 2009	626	(15)	(14)	597

Examination of Tax Returns

The Company conducts business globally and, as a result, certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities throughout the world, including major jurisdictions such as Belgium, Brazil, Canada, the Czech Republic, France, Germany, Italy, South Korea, Netherlands and the United States.

The Company is no longer subject to U.S. federal examinations for years before December 31, 2007; however, certain state and foreign tax returns are under examination by various regulatory authorities.

The Company continuously reviews issues that are raised from ongoing examinations and open tax years to evaluate the adequacy of its liabilities. As the various taxing authorities continue with their audit/examination programs, the Company will adjust its reserves accordingly to reflect these settlements.

Unrecognized Tax Benefits

Effective January 1, 2007, the Company adopted new guidance on accounting for uncertainty in income taxes. Upon adoption, the Company recorded $4 as an increase to Accumulated deficit for the cumulative effect of adoption. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008
Balance at beginning of year	$57	$15
Additions based on tax positions related to the current year	7	45
Additions for tax positions of prior years	2	—
Reductions for tax positions of prior years	(6)	(3)
Settlements	—	—

Balance at end of year	$60	$57

During the year ended December 31, 2009, the company increased its amount of unrecognized tax benefits, including its accrual for interest and penalties, by $4 for various intercompany transactions and prior year changes in estimates. During the years ended December 31, 2009, 2008 and 2007, the Company recognized approximately $1, $(1) and $2, respectively, in interest and penalties. The Company had approximately $22 and $21 accrued for the payment of interest and penalties at December 31, 2009 and 2008, respectively.

$60 of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Company anticipates recognizing a range of $3 to $40 of the total amount of unrecognized tax benefits within the next 12 months as a result of negotiations with foreign jurisdictions and completion of foreign and U.S. state audit examinations.

17. Summarized Financial Information of Unconsolidated Affiliates

Summarized financial information of unconsolidated affiliates Asia Dekor Borden (Hong Kong) Chemical Company and Hexion UV Coatings (Shanghai) Co., Ltd as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Current assets	$18	$18
Noncurrent assets	3	3
Current liabilities	8	3
Equity	13	18

Net sales	$25	$35	$30
Gross profit	6	8	10
Pre-tax income	4	5	8
Net income	4	5	7

18. Segment Information

The Company’s business segments are based on the products that the Company offers and the markets that it serves. At December 31, 2009, the Company had four reportable segments: Epoxy and Phenolic Resins, Formaldehyde and Forest Products Resins, Coatings and Inks and Performance Products. A summary of the major products of the Company’s reportable segments follows:

•	Epoxy and Phenolic Resins: basic epoxy resins and intermediates, composite and epoxy specialty resins, versatic acids and derivatives, phenolic specialty resins and molding compounds

•	Formaldehyde and Forest Products Resins: forest products resins and formaldehyde applications

•	Coatings and Inks: polyester resins, alkyd resins, acrylic resins, vinylic resins and ink resins and additives

•	Performance Products: phenolic encapsulated substrates for oilfield and foundry applications

Reportable Segments

Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted to exclude certain non-cash and certain non-recurring expenses. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Corporate and Other is primarily corporate general and administrative expenses that are not allocated to the segments.

Net Sales to Unaffiliated Customers for the years ended December 31(1)(2):

	2009	2008	2007(3)
Epoxy and Phenolic Resins	$1,702	$2,432	$2,370
Formaldehyde and Forest Products Resins	1,184	2,033	1,776
Coatings and Inks	888	1,248	1,332
Performance Products	256	380	332

Total	$4,030	$6,093	$5,810

Segment EBITDA for the years ended December 31 (2):

	2009	2008	2007(3)
Epoxy and Phenolic Resins	$190	$192	$334
Formaldehyde and Forest Products Resins(4)	108	194	177
Coatings and Inks(4)	58	35	81
Performance Products	80	90	73
Corporate and Other	(51)	(50)	(54)

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.

(2)	Net sales and Segment EBITDA include the results of the Orica A&R Acquisition and Arkema Acquisition from February 1, 2007, and November 1, 2007, respectively.

(3)	Certain of the Company’s product lines have been realigned, resulting in reclassifications among segments. Prior period balances have been reclassified to conform to current presentations.

(4)

Included in Formaldehyde and Forest Products Resins Segment EBITDA are Earnings from unconsolidated entities, net of taxes of less than $1, $1 and $1 for the years ended December 31, 2009, 2008 and 2007, respectively. Included in Coatings and Inks Segment EBITDA are Earnings from unconsolidated entities, net of taxes of $2, $1 and $3 for the years ended December 31, 2009, 2008 and 2007, respectively.

Depreciation and Amortization Expense for the years ended December  31(1):

	2009	2008	2007
Epoxy and Phenolic Resins	$96	$104	$106
Formaldehyde and Forest Products Resins	45	48	40
Coatings and Inks	24	33	30
Performance Products	6	6	6
Corporate and Other	7	12	16

Total	$178	$203	$198

Total Assets as of December 31(1):

	2009	2008
Epoxy and Phenolic Resins	$1,561	$1,653
Formaldehyde and Forest Products Resins	819	724
Coatings and Inks	465	541
Performance Products	98	102
Corporate and Other	30	160

Total	$2,973	$3,180

Capital Expenditures for the years ended December 31(1)(2):

	2009	2008	2007
Epoxy and Phenolic Resins	$41	$60	$60
Formaldehyde and Forest Products Resins	69	46	32
Coatings and Inks	15	19	22
Performance Products	7	4	4
Corporate and Other	4	5	5

Total	$136	$134	$123

(1)	Certain of the Company’s product lines have been realigned, resulting in reclassifications among segments. Prior period balances have been reclassified to conform to current presentations.
(2)	Includes capitalized interest costs that are incurred during the construction of property and equipment.

Reconciliation of Segment EBITDA to Net Income (Loss):

	Year Ended December 31,
	2009	2008	2007
Segment EBITDA:
Epoxy and Phenolic Resins	$190	$192	$334
Formaldehyde and Forest Products Resins	108	194	177
Coatings and Inks	58	35	81
Performance Products	80	90	73
Corporate and Other	(51)	(50)	(54)
Reconciliation:
Items not included in Segment EBITDA
Terminated merger and settlement income (expense), net	40	(1,027)	—
Integration costs	—	(27)	(39)
Non-cash charges	3	(5)	(22)
Unusual items:
(Losses) gains on divestiture of assets	(6)	5	8
Purchase accounting effects/inventory step-up	—	—	(1)
Business realignments	(56)	(41)	(21)
Asset impairments	(50)	(21)	(32)
Derivative settlements	—	(37)	—
Other	(45)	(8)	(17)

Total unusual items	(157)	(102)	(63)

Total adjustments	(114)	(1,161)	(124)
Interest expense, net	(223)	(304)	(310)
Gain on extinguishment of debt	224	—	—
Income tax (expense) benefit	(2)	17	(44)
Depreciation and amortization	(178)	(203)	(198)

Net income (loss) attributable to Hexion Specialty Chemicals, Inc.	92	(1,190)	(65)
Net income attributable to noncontrolling interest	3	5	2

Net income (loss)	$95	$(1,185)	$(63)

Items not included in Segment EBITDA

In 2009, Terminated merger and settlement income, net primarily includes reductions on certain of the Company’s merger related service provider liabilities and the pushdown of Apollo’s recovery of $15 in insurance proceeds in 2009 related to the $200 settlement payment made by Apollo that was treated as a pushdown of shareholder expense in 2008. These amounts were partially offset by legal and consulting costs and legal contingency accruals related to the New York Shareholder Action. In 2008, Terminated merger and settlement expense, net primarily represented accounting, consulting, tax and legal costs related to the terminated Huntsman merger and related litigation, including the $550 payment to Huntsman to terminate the merger and settle litigation and the non-cash push-down of settlement costs paid by Apollo of $200. Terminated merger and settlement costs also include the write-off of previously deferred acquisition costs.

Integration costs primarily represent redundancy and incremental administrative costs for integration programs as a result of the Hexion Formation and recent acquisitions, as well as costs to implement a single, company-wide, management information and accounting system and a new consolidations and financial reporting system.

Non-cash charges primarily represent stock-based compensation expense, accelerated depreciation on closing facilities and unrealized derivative and foreign exchange gains and losses.

Not included in Segment EBITDA are certain non-cash and certain non-recurring income or expenses that are deemed by management to be unusual in nature. For 2009, these items consisted of business realignment costs primarily related to expenses from the Company’s productivity program, asset impairments and realized foreign exchange gains and losses. For 2008, these items consisted of asset impairments, business realignment costs, derivative settlements, realized foreign exchange gains and losses, management fees, a gain on the sale of a portion of the Company’s ownership in HAI and a gain on the sale of certain assets of a non-core product line. For 2007, these items consisted of asset impairments, gains on sale of assets, a gain on the sale of a portion of the Company’s ownership in HAI, business realignment costs, income related to the European solvent coating resins business, management fees, realized foreign currency activity and costs to settle a lawsuit.

Geographic Information

Sales to Unaffiliated Customers for the years ended December 31(1):

	2009	2008	2007
United States	$1,634	$2,557	$2,466
Netherlands	846	1,222	1,194
Germany	282	494	399
Canada	165	276	330
Other international	1,103	1,544	1,421

Total	$4,030	$6,093	$5,810

(1)	Sales are attributed to the country in which the individual business locations reside.

Long-Lived Assets as of December 31:

	2009	2008
United States	$556	$631
Netherlands	303	316
Germany	135	146
Canada	70	63
Other international	376	305

Total	$1,440	$1,461

Product Line Information

Net Sales to Unaffiliated Customers for the years ended December 31:

	2009	2008	2007
Epoxy resins and intermediates	$1,092	$1,501	$1,449
Forest products resins	885	1,478	1,288
Coating products	608	845	937
Phenolic specialty resins	374	630	608
All other(1)	1,071	1,639	1,528

Total	$4,030	$6,093	$5,810

(1)	Net sales of other product lines that individually account for less than 10% of consolidated Net sales.

19. Guarantor/Non-Guarantor Subsidiary Financial Information

The Company and certain of its U.S. subsidiaries guarantee debt issued by its wholly owned subsidiaries Hexion Nova Scotia, ULC and Hexion U.S. Finance Corporation (together, the “Subsidiary Issuers”), which includes the second-priority notes due 2014 and the floating rate second-priority senior secured notes due 2014.

The following information contains the condensed consolidating financial information for Hexion (the parent), the subsidiary issuers, the combined subsidiary guarantors (Borden Chemical Investments, Inc., Borden Chemical Foundry, LLC, Lawter International, Inc., HSC Capital Corporation, Borden Chemical International, Inc., Hexion CI Holding Company and Oilfield Technology Group, Inc.) and the combined non-guarantor subsidiaries, which includes all of the Company’s foreign subsidiaries and HAI.

All of the subsidiary issuers and subsidiary guarantors are 100% owned by Hexion. All guarantees are full and unconditional, and are joint and several. There are no significant restrictions on the ability of the Company to obtain funds from its domestic subsidiaries by dividend or loan. While the Company’s Australian, New Zealand and Brazilian subsidiaries and HAI are restricted in the payment of dividends and intercompany loans due to the terms of their credit facilities, there are no material restrictions on the Company’s ability to obtain cash from the remaining non-guarantor subsidiaries.

This information includes allocations of corporate overhead to the combined non-guarantor subsidiaries based on net sales. Income tax expense has been provided on the combined non-guarantor subsidiaries based on actual effective tax rates.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements

(dollars in millions)

YEAR ENDED DECEMBER 31, 2009

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$1,686	$—	$—	$2,688	$(344)	$4,030
Cost of sales	1,491	—	—	2,364	(344)	3,511

Gross profit	195	—	—	324	—	519
Selling, general and administrative expense	100	—	—	245	—	345
Terminated merger and settlement (income) expense, net	(41)	—	—	1	—	(40)
Integration costs	—	—	—	—	—	—
Asset impairments	38	—	—	12	—	50
Business realignment costs	27	—	—	29	—	56
Other operating expense (income), net	11	—	(1)	4	—	14

Operating income	60	—	1	33	—	94
Interest expense, net	130	62	—	31	—	223
Gain on extinguishment of debt	(76)	(148)	—	—	—	(224)
Intercompany interest expense (income)	67	(82)	(1)	16	—	—
Other non-operating (income) expense, net	(6)	6	1	(1)	—	—

(Loss) income before income tax, earnings from unconsolidated entities	(55)	162	1	(13)	—	95
Income tax (benefit) expense	(4)	6	—	—	—	2

(Loss) income before earnings from unconsolidated entities	(51)	156	1	(13)	—	93
Earnings from unconsolidated entities, net of taxes	146	—	2	1	(147)	2

Net income (loss)	95	156	3	(12)	(147)	95
Net income attributable to noncontrolling interest	(3)	—	—	—	—	(3)

Net income (loss) attributable to Hexion Specialty Chemicals, Inc.	$92	$156	$3	$(12)	$(147)	$92

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements

(dollars in millions)

YEAR ENDED DECEMBER 31, 2008

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$2,656	$—	$—	$3,904	$(467)	$6,093
Cost of sales	2,417	—	—	3,517	(467)	5,467

Gross profit	239	—	—	387	—	626
Selling, general and administrative expense	110	—	1	282	—	393
Terminated merger and settlement costs	872	—	—	155	—	1,027
Integration costs	13	—	—	14	—	27
Asset impairments	5	—	—	16	—	21
Business realignment costs	6	—	—	35	—	41
Other operating expense (income), net	7	1	(2)	4	—	10

Operating (loss) income	(774)	(1)	1	(119)	—	(893)
Interest expense, net	160	77	—	67	—	304
Intercompany interest expense (income)	93	(90)	(1)	(2)	—	—
Other non-operating (income) expense, net	(5)	10	1	1	—	7

(Loss) income before income tax, earnings from unconsolidated entities	(1,022)	2	1	(185)	—	(1,204)
Income tax (benefit) expense	(12)	(1)	—	(4)	—	(17)

(Loss) income before earnings from unconsolidated entities	(1,010)	3	1	(181)	—	(1,187)
Earnings from unconsolidated entities, net of taxes	(175)	—	6	2	169	2

Net (loss) income	(1,185)	3	7	(179)	169	(1,185)
Net income attributable to noncontrolling interest	(5)	—	—	—	—	(5)

Net (loss) income attributable to Hexion Specialty Chemicals, Inc.	$(1,190)	$3	$7	$(179)	$169	$(1,190)

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements

(dollars in millions)

YEAR ENDED DECEMBER 31, 2007

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$2,464	$—	$—	$3,581	$(235)	$5,810
Cost of sales	2,153	—	—	3,101	(235)	5,019

Gross profit	311	—	—	480	—	791
Selling, general and administrative expense	171	—	—	219	—	390
Integration costs	14	—	—	25	—	39
Asset impairments	6	—	—	26	—	32
Business realignment costs	2	—	—	19	—	21
Other operating (income) expense, net	—	—	(4)	11	—	7

Operating income	118	—	4	180	—	302
Interest expense, net	181	82	—	47	—	310
Intercompany interest expense (income)	72	(95)	(1)	24	—	—
Other non-operating (income) expense, net	(11)	10	—	16	—	15

(Loss) income before income tax, earnings from unconsolidated entities	(124)	3	5	93	—	(23)
Income tax (benefit) expense	(2)	3	—	43	—	44

(Loss) income before earnings from unconsolidated entities	(122)	—	5	50	—	(67)
Earnings from unconsolidated entities, net of taxes	59	—	3	4	(62)	4

Net (loss) income	(63)	—	8	54	(62)	(63)
Net income attributable to noncontrolling interest	(2)	—	—	—	—	(2)

Net (loss) income attributable to Hexion Specialty Chemicals, Inc.	$(65)	$—	$8	$54	$(62)	$(65)

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements

(dollars in millions)

DECEMBER 31, 2009

CONDENSED CONSOLIDATING BALANCE SHEET

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents (including restricted cash of $0 and $7, respectively)	$22	$—	$—	$120	$—	$142
Short-term investments	—	—	—	10	—	10
Accounts receivable, net	55	—	—	423	—	478
Inventories:
Finished and in-process goods	129	—	—	135	—	264
Raw materials and supplies	40	—	—	75	—	115
Other current assets	23	—	—	61	—	84

Total current assets	269	—	—	824	—	1,093

Other assets
Investment in subsidiaries	831	—	23	—	(854)	—
Other assets	33	6	—	65	—	104

	864	6	23	65	(854)	104
Property and equipment, net	549	—	—	891	—	1,440
Goodwill	94	—	—	83	—	177
Other intangible assets, net	69	—	—	90	—	159

Total assets	$1,845	$6	$23	$1,953	$(854)	$2,973

Liabilities and (Deficit) Equity
Current liabilities
Accounts and drafts payable	$161	$—	$—	$320	$—	$481
Intercompany accounts (receivable) payable	(13)	(4)	—	17	—	—
Debt payable within one year	22	—	—	56	—	78
Intercompany loans payable (receivable)	360	—	(5)	(355)	—	—
Loans payable to affiliates	4	—	—	—	—	4
Interest payable	27	7	—	2	—	36
Income taxes payable	9	—	—	33	—	42
Accrued payroll and incentive compensation	20	—	—	30	—	50
Other current liabilities	106	—	—	91	—	197

Total current liabilities	696	3	(5)	194	—	888
Long-term debt	1,970	653	—	705	—	3,328
Affiliated long-term debt	80	—	—	20	—	100
Intercompany loans payable (receivable)	683	(868)	(14)	199	—	—
Long-term pension and post employment benefit obligations	102	—	—	131	—	233
Deferred income taxes	39	—	—	81	—	120
Other long-term liabilities	101	—	—	27	—	128
Advance from affiliates	225	—	—	—	—	225

Total liabilities	3,896	(212)	(19)	1,357	—	5,022

Total Hexion Specialty Chemicals, Inc. shareholders (deficit) equity	(2,063)	218	42	594	(854)	(2,063)
Noncontrolling interest	12	—	—	2	—	14

Shareholder’s (deficit) equity	(2,051)	218	42	596	(854)	(2,049)

Total liabilities and (deficit) equity	$1,845	$6	$23	$1,953	$(854)	$2,973

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements

(dollars in millions)

DECEMBER 31, 2008

CONDENSED CONSOLIDATING BALANCE SHEET

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents (including restricted cash of $0 and $6, respectively)	$23	$—	$—	$104	$—	$127
Short-term investments	—	—	—	7	—	7
Accounts receivable, net	180	—	—	402	—	582
Inventories:
Finished and in-process goods	147	—	—	181	—	328
Raw materials and supplies	51	—	—	90	—	141
Other current assets	31	—	—	53	—	84

Total current assets	432	—	—	837	—	1,269

Other assets
Investment in subsidiaries	610	—	24	—	(634)	—
Other assets	35	13	—	60	—	108

	645	13	24	60	(634)	108
Property and equipment, net	624	—	—	837	—	1,461
Goodwill	94	—	—	76	—	170
Other intangible assets, net	74	—	—	98	—	172

Total assets	$1,869	$13	$24	$1,908	$(634)	$3,180

Liabilities and (Deficit) Equity
Current liabilities
Accounts and drafts payable	$146	$—	$—	$226	$—	$372
Accounts (receivable from) payable to affiliates	(170)	(5)	(5)	180	—	—
Debt payable within one year	58	—	—	55	—	113
Loans payable to (receivable from) affiliates	599	—	(3)	(596)	—	—
Interest payable	40	10	—	1	—	51
Income taxes payable	14	—	—	20	—	34
Accrued payroll and incentive compensation	12	—	—	27	—	39
Other current liabilities	210	—	—	60	—	270

Total current liabilities	909	5	(8)	(27)	—	879
Long-term debt	2,112	825	—	809	—	3,746
Intercompany loans payable (receivable)	529	(805)	(11)	287	—	—
Long-term pension and post employment benefit obligations	136	—	—	123	—	259
Deferred income taxes	37	—	—	85	—	122
Other long-term liabilities	103	—	—	25	—	128
Advance from affiliates	225	—	—	—	—	225

Total liabilities	4,051	25	(19)	1,302	—	5,359

Total Hexion Specialty Chemicals, Inc. shareholders (deficit) equity	(2,218)	(12)	43	603	(634)	(2,218)
Noncontrolling interest	36	—	—	3	—	39

Shareholder’s (deficit) equity	(2,182)	(12)	43	606	(634)	(2,179)

Total liabilities and (deficit) equity	$1,869	$13	$24	$1,908	$(634)	$3,180

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements

(dollars in millions)

YEAR ENDED DECEMBER 31, 2009

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows (used in) provided by operating activities	$(198)(a)	$(16)	$—	$569(a)	$—	$355

Cash flows (used in) provided by investing activities
Capital expenditures	(38)	—	—	(93)	—	(131)
Capitalized interest	—	—	—	(5)	—	(5)
Change in restricted cash	—	—	—	2	—	2
Purchases of investments	—	—	—	(2)	—	(2)
Proceeds from the return of capital from subsidiary	392(a)	—	—	—	(392)	—
Dividend from subsidiary	6	—	5	—	(11)	—
Proceeds from the sale of assets	4	—	—	—	—	4

	364	—	5	(98)	(403)	(132)

Cash flows provided by (used in) financing activities
Net short-term debt (repayments) borrowings	(2)	—	—	(8)	—	(10)
Borrowings of long-term debt	587	—	—	568	—	1,155
Repayments of long-term debt	(690)	(24)	—	(690)	—	(1,404)
Borrowings of affiliated debt	84	—	—	20	—	104
Purchase of note receivable due from parent	—	—	—	(24)	—	(24)
Deconsolidation of noncontrolling interest in variable interest entity	(24)	—	—	—	—	(24)
Return of capital to parent	—	—	—	(392)(a)	392	—
Net intercompany loan (repayments) borrowings	(108)	40	—	68	—	—
Payment of dividends to non-controlling interest	—	—	—	(4)	—	(4)
Long-term debt and credit facility financing fees	(5)	—	—	—	—	(5)
Payments of dividends on common stock	(10)	—	(5)	(6)	11	(10)

	(168)	16	(5)	(468)	403	(222)

Effect of exchange rates on cash and cash equivalents	—	—	—	13	—	13

Increase in cash and cash equivalents	(2)	—	—	16	—	14
Cash and cash equivalents (unrestricted) at beginning of year	23	—	—	98	—	121

Cash and cash equivalents (unrestricted) at end of year	$21	$—	$—	$114	$—	$135

(a)	In March, June, September, November and December 2009, Hexion Specialty Chemicals, Inc. contributed receivables of $70, $85, $110, $33 and $104, respectively to a non-guarantor subsidiary as capital contributions, resulting in a non-cash transaction. During the year ended December 31, 2009, the non-guarantor subsidiary sold $402 of the contributed receivables to affiliates of Apollo for net cash of $392 (see Note 8). The cash proceeds were returned to Hexion Specialty Chemicals, Inc. by the non-guarantor subsidiary as a return of capital. The sale of receivables has been included within cash flows from operating activities on the Combined non-guarantor subsidiaries. The return of the cash proceeds from the sale of receivables has been included as a financing outflow and an investing inflow on the Combined Non-Guarantor Subsidiaries and Hexion Specialty Chemicals, Inc., respectively.

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements

(dollars in millions)

YEAR ENDED DECEMBER 31, 2008

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows (used in) provided by operating activities	$(825)	$3	$(7)	$197	$—	$(632)

Cash flows (used in) provided by investing activities
Capital expenditures	(59)	—	—	(75)	—	(134)
Dividend from subsidiary	8	—	—	—	(8)	—
Change in restricted cash	—	—	—	(6)	—	(6)
Purchases of investments	—	—	—	(7)	—	(7)
Proceeds from the sale of assets	—	—	5	8	—	13

	(51)	—	5	(80)	(8)	$(134)

Cash flows provided by (used in) financing activities
Net short-term debt (repayments) borrowings	(5)	—	—	13	—	8
Borrowings of long-term debt	389	—	—	703	—	1,092
Repayments of long-term debt	(396)	—	—	(533)	—	(929)
Affiliated loan borrowings (repayments)	232	(3)	7	(236)	—	—
Capital contribution from parent	325	—	—	—	—	325
Contingent affiliate advance	225	—	—	—	—	225
Dividends paid	(2)	—	(5)	(3)	8	(2)
Noncontrolling interest in variable interest entity	24	—	—	—	—	24
Cash settlement of derivatives	—	—	—	(37)	—	(37)

	792	(3)	2	(93)	8	706

Effect of exchange rates on cash and cash equivalents	—	—	—	(18)	—	(18)

(Decrease) increase in cash and cash equivalents	(84)	—	—	6	—	(78)
Cash and cash equivalents at beginning of year	107	—	—	92	—	199

Cash and cash equivalents at end of year	$23	$—	$—	$98	$—	$121

HEXION SPECIALTY CHEMICALS, INC.

Notes to Consolidated Financial Statements

(dollars in millions)

YEAR ENDED DECEMBER 31, 2007

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Hexion Specialty Chemicals, Inc.	Subsidiary Issuers	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows provided by (used in) operating activities	$(103)	$—	$1	$276	$—	$174

Cash flows (used in) provided by investing activities
Capital expenditures	(54)	—	—	(68)	—	(122)
Capitalized interest	(1)	—	—	—	—	(1)
Acquisition of businesses, net of cash acquired	—	—	—	(130)	—	(130)
Dividend from subsidiary	12	—	6	—	(18)	—
Deferred acquisition costs	(101)	—	—	—	—	(101)
Proceeds from sale of assets	—	—	5	14	—	19

	(144)	—	11	(184)	(18)	(335)

Cash flows provided by (used in) financing activities
Net short-term debt borrowings (repayments)	(2)	—	—	3	—	1
Borrowings of long-term debt	766	—	—	1,639	—	2,405
Repayments of long-term debt	(806)	—	—	(1,294)	—	(2,100)
Affiliated loan (repayments) borrowings	404	—	(1)	(403)	—	—
Dividends paid	(13)	—	(11)	(7)	18	(13)
Long-term debt and credit facility financing fees	(2)	—	—	(3)	—	(5)

	347	—	(12)	(65)	18	288

Effect of exchange rates on cash and cash equivalents	—	—	—	8	—	8

Increase (decrease) in cash and cash equivalents	100	—	—	35	—	135
Cash and cash equivalents at beginning of year	7	—	—	57	—	64

Cash and cash equivalents at end of year	$107	$—	$—	$92	$—	$199

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Hexion Specialty Chemicals, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Hexion Specialty Chemicals, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Columbus, Ohio

March 8, 2010

Schedule II – Valuation and Qualifying Accounts

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
		Charged to cost and expenses(1)	Charged to other accounts
Allowance for Doubtful Accounts:
Year ended December 31, 2009	$24	$8	$—	$(7)	$25
Year ended December 31, 2008	22	3	—	(1)	24
Year ended December 31, 2007	21	2	—	(1)	22

Reserve for Obsolete Inventory:
Year ended December 31, 2009	$9	$6	$—	$(4)	$11
Year ended December 31, 2008	13	8	—	(12)	9
Year ended December 31, 2007	13	5	—	(5)	13

(1)	Includes the impact of foreign currency translation

CONSOLIDATED STATEMENTS OF OPERATIONS

HEXION SPECIALTY CHEMICALS CANADA, INC.

	Year ended December 31,
(U.S. dollars in millions)	2009	2008	2007
Net sales	$1,131	$1,817	$1,739
Cost of sales	1,016	1,610	1,516

Gross profit	115	207	223
Selling, general and administrative expense	116	136	102
Terminated merger costs (See Note 2)	1	14	—
Integration costs (See Note 2)	—	4	4
Other operating (income) expense, net	(11)	11	1

Operating income	9	42	116

Interest expense, net	7	15	10
Affiliated interest expense, net (See Note 9)	31	35	44
Other non-operating (income) expense, net	(4)	8	4

(Loss) income before income taxes	(25)	(16)	58
Income tax (benefit) expense (See Note 14)	(6)	7	19

Net (loss) income	$(19)	$(23)	$39

Comprehensive (loss) income	$(40)	$(16)	$44

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

HEXION SPECIALTY CHEMICALS CANADA, INC.

(U.S. dollars in millions)	December 31, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents (including restricted cash of $6 at December 31, 2009) (See Note 2)	$55	$71
Short-term investments	10	7
Accounts receivable (net of allowance for doubtful accounts of $14 and $12, respectively)	176	194
Accounts receivable from affiliates (See Note 5)	60	54
Loans receivable from affiliates (See Note 9)	22	14
Inventories:
Finished and in-process goods	35	41
Raw materials and supplies	38	43
Other current assets	27	25

Total current assets	423	449

Long-term loans receivable from affiliates (See Note 9)	505	398
Other assets	35	26
Property and equipment
Land	39	30
Buildings	76	69
Machinery and equipment	668	502

	783	601
Less accumulated depreciation	(343)	(232)

	440	369
Goodwill (See Note 6)	77	70
Other intangibles assets, net (See Note 6)	77	83

Total assets	$1,557	$1,395

Liabilities and Shareholder’s Equity
Current liabilities
Accounts and drafts payable	$122	$101
Accounts payable to affiliates (See Note 5)	56	78
Debt payable within one year (See Note 8)	49	48
Affiliated debt payable within one year (See Note 9)	69	4
Income taxes payable	20	21
Other current liabilities	69	67

Total current liabilities	385	319

Long-term debt (See Note 8)	88	106
Affiliated long-term debt (See Note 9)	700	576
Deferred income taxes (See Note 14)	47	40
Long-term pension obligations (See Note 12)	116	107
Other long-term liabilities	26	21

Total liabilities	1,362	1,169

Commitments and contingencies (See Notes 8, 10 and 11)
Shareholder’s Equity
Common stock – no par value; authorized shares unlimited, issued and outstanding 489,866 shares at December 31, 2009 and 2008	3	3
Paid-in capital	168	159
Accumulated other comprehensive loss	(52)	(31)
Retained earnings	76	95

Total shareholder’s equity	195	226

Total liabilities and shareholder’s equity	$1,557	$1,395

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

HEXION SPECIALTY CHEMICALS CANADA, INC.

	Year ended December 31,
(U.S. dollars in millions)	2009	2008	2007
Cash flows provided by operating activities
Net (loss) income	$(19)	$(23)	$39
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	54	62	54
Allocations of corporate overhead, net (See Note 5)	9	10	17
Deferred tax benefit	(3)	(8)	(10)
Impairments and accelerated depreciation	9	16	12
Other non-cash adjustments	(14)	17	6
Net change in assets and liabilities:
Accounts receivable	31	59	(38)
Inventories	20	14	46
Accounts and drafts payable	(10)	(36)	(24)
Income taxes payable	(5)	(11)	15
Other assets	(4)	8	(4)
Other liabilities	11	4	25

Net cash provided by operating activities	79	112	138

Cash flows used in investing Activities
Capital expenditures	(67)	(34)	(30)
Capitalized interest	(5)	—	—
Acquisition of businesses, net of cash and debt acquired	—	—	(130)
Investment in affiliates	—	—	(43)
Proceeds from the sale of assets	—	—	1
Change in restricted cash	(3)	—	—
Purchases of investments	(2)	(7)	—

Net cash used in investing activities	(77)	(41)	(202)

Cash flows (used in) provided by financing activities
Net short-term debt (repayments) borrowings	(9)	12	4
Borrowings of long-term debt	234	73	91
Repayments of long-term debt	(268)	(29)	(39)
Affiliated loan borrowings (repayments), net	14	(111)	33
Common stock dividends paid	—	(2)	—

Net cash (used in) provided by financing activities	(29)	(57)	89
Effect of exchange rates on cash and cash equivalents	5	(15)	6

(Decrease) increase in cash and cash equivalents	(22)	(1)	31
Cash and cash equivalents at beginning of year	71	72	41

Cash and cash equivalents at end of year	$49	$71	$72

Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$34	$57	$55
Income taxes (refunded) paid, net	(1)	9	15
Non-cash investing and financing activity:
Capital contributions from parent (See Note 13)	—	—	2
Accounts receivable from affiliates reclassified to long-term loans receivable from affiliates	—	—	177
Accounts payable to affiliates reclassified to affiliated long-term debt	—	—	151

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

HEXION SPECIALTY CHEMICALS CANADA, INC.

(U.S. dollars in millions)	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Loss (a)	Retained Earnings	Total
Balance at December 31, 2006	$3	$130	$(43)	$79	$169
Net income				39	39
Gain recognized in comprehensive income from pension and postretirement benefits, net of tax			4		4
Translation adjustments			1		1

Comprehensive income					44

Noncontrolling interest of parent in consolidated subsidiary		2			2
Impact of adoption of new accounting standard for uncertain tax positions (See Note 14)				2	2
Allocations of corporate overhead (See Note 5)		17			17

Balance at December 31, 2007	3	149	(38)	120	234
Net loss				(23)	(23)
Gain recognized in comprehensive income from pension and postretirement benefits, net of tax			3		3
Translation adjustments			4		4

Comprehensive loss					(16)

Common stock dividends paid				(2)	(2)
Allocations of corporate overhead (See Note 5)		10			10

Balance at December 31, 2008	3	159	(31)	95	226
Net loss				(19)	(19)
Loss recognized in comprehensive income from pension and postretirement benefits, net of tax			(5)		(5)
Translation adjustments			(16)		(16)

Comprehensive loss					(40)

Allocations of corporate overhead (See Note 5)		9			9

Balance at December 31, 2009	$3	$168	$(52)	$76	$195

(a)	Accumulated other comprehensive loss at December 31, 2009 represents $59 of net foreign currency translation losses and an $7 gain, net of tax, relating to net actuarial gains and prior service costs for the Company’s defined benefit pension and postretirement benefit plans (See Note 12). Accumulated other comprehensive loss at December 31, 2008 represents $44 of net foreign currency translation losses and a $13 gain, net of tax, relating to net actuarial gains and prior service costs for the Company’s defined benefit pension and postretirement benefit plans (See Note 12). Accumulated other comprehensive loss at December 31, 2007 represents $48 of net foreign currency translation losses and a $10 gain, net of tax, relating to net actuarial gains and prior service costs for the Company’s defined benefit pension and postretirement benefit plans (See Note 12).

See Notes to Consolidated Financial Statements

Hexion Specialty Chemicals Canada, Inc.

Notes to Consolidated Financial Statements

(U.S. dollars in millions)

1. Background and Basis of Presentation

Hexion Specialty Chemicals Canada, Inc. (“Hexion Canada” or “the Company”) is engaged in the manufacture and marketing of urea, phenolic and epoxy-based resins, primarily used in forest and industrial products, molding compounds and other specialty and industrial chemicals worldwide. At December 31, 2009, the Company’s operations included 35 manufacturing facilities in North and South America, Europe and Asia Pacific.

Hexion Canada is owned 100% by Hexion Specialty Chemicals, Inc. (“Hexion”). Hexion was formed on May 31, 2005 upon the combination of certain Apollo Management, L.P. (“Apollo”) controlled companies (the “Hexion Formation”).

Prior to the Hexion Formation, on April 29, 2005, Hexion Canada, through its wholly owned subsidiary, National Borden Chemical Germany GmbH (“NBCG”), completed its acquisition of Bakelite Aktiengesellschaft (“Bakelite” or the “Bakelite Acquisition”). The Bakelite Acquisition was financed primarily through an affiliate loan. See Note 9.

On August 12, 2004, concurrent with the acquisition (the “Acquisition”) of Borden Chemical by an affiliate of Apollo, the Company acquired most of Hexion’s foreign subsidiaries for an intercompany note payable of CDN$343. See Note 9. Since the reorganization was between related parties, and Hexion elected not to apply push-down accounting relating to the Acquisition, Hexion Canada’s basis in the acquired subsidiaries is Hexion’s historical cost basis.

Hexion incurs various costs, including corporate and administrative expenses, on behalf of the Company; the allocation of these costs is reflected in these financial statements. See Note 5.

2. Summary of Significant Accounting Policies

Principles of Consolidation—The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries, all of which are under the common control and management of Hexion, and for which no substantive participating rights are held by minority shareholders. Intercompany transactions and balances have been eliminated. The Company has a noncontrolling interest for the equity interests in subsidiaries that are not 100% owned by the Company. However, due to common ownership, Hexion’s 34% interest in Hexion Specialty Chemicals SDN, BHD (“Hexion Malaysia”) and Hexion’s 12% interest in Hexion Quimica Argentina SA (“Hexion Argentina”) are included within the consolidated financial statements presented herein.

In December of 2007, NBCG, along with Hexion Specialty Chemicals B.V. (“Hexion BV”), RSM Europe B.V. and Hexion Specialty Chemicals Holdings Germany (“Holdings Germany”), all wholly owned subsidiaries of Hexion and not subsidiaries of the Company, formed a German partnership, New Nimbus KG (“Nimbus”). Holdings Germany contributed an intercompany loan receivable of $3, and the remaining partners contributed a 5.2% interest in their respective German subsidiaries to Nimbus, in exchange for a partnership interest. As this was a transaction between related parties, the assets were recorded at historical book value. The relative ownership percentages for tax purposes will be based on the fair values of the assets contributed, which has not yet been finalized. However, as the most significant Germany subsidiary is owned by NBCG, the accounts of Nimbus have been included in the Consolidated Financial Statements, with the equity interests of the remaining partners included as an increase in Paid-in capital of the Company. The value of Nimbus’ investment in the entities contributed by Hexion B.V. and RSM Holdings B.V. have been accounted for under the cost method. The value of Nimbus’s investment in the entity contributed by NBCG has been eliminated in the Consolidated Financial Statements.

Foreign Currency Translations—Although the functional currency of Hexion Canada is the Canadian dollar, the accompanying financial statements are presented in the reporting currency of Hexion. Accordingly, assets and liabilities of the Company are translated into Hexion’s reporting currency, the U.S. dollar, at the exchange rates in effect at the balance sheet date. Income, expenses and cash flows are translated at average exchange rates prevailing during the year. In addition, gains or losses related to the Company’s affiliated loans payable and receivable denominated in a foreign currency other than the subsidiary’s functional currency that are deemed to be permanently invested are also remeasured to cumulative translation. The effect of translation is accounted for as an adjustment to Shareholder’s equity and is included in Accumulated other comprehensive loss. Transaction gains and losses are included as a component of net income. The Company recognized transaction gains (losses) of $2, $(3) and $(6) for the years ended December 31, 2009, 2008 and 2007 respectively.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. It also requires the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most significant estimates that are included in the financial statements are environmental remediation, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments and fair values of assets acquired and liabilities assumed in business acquisitions. Actual results could differ from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2009 and 2008, the Company had interest-bearing time deposits and other cash equivalent investments of $16 and $11, respectively. They are included on the Consolidated Balance Sheets as a component of Cash and cash equivalents.

Investments—Investments with original maturities greater than 90 days but less than one year are included on the Consolidated Balance Sheets as Short-term investments. At December 31, 2009 and December 31, 2008, the Company had Brazilian real denominated U.S. dollar index investments of $10 and $7, respectively. These investments, which are classified as held-to-maturity securities, are recorded at cost, which approximates fair value.

Allowance for Doubtful Accounts—The allowance for doubtful accounts is estimated using factors such as customer credit ratings and past collection history. Receivables are charged against the allowance for doubtful accounts when it is probable that the receivable will not be recovered.

Inventories—Inventories are stated at lower of cost or market using the first-in, first-out method. Costs include direct material, direct labor and applicable manufacturing overheads. Abnormal manufacturing costs are recognized as period costs and fixed manufacturing overheads are allocated based on normal production capacity. An allowance is provided for excess and obsolete inventories based on management’s review of inventories on-hand compared to the estimated future usage and sales. Inventories on the Consolidated Balance Sheets are presented net of an allowance for excess and obsolete inventory of $3 and $2 at December 31, 2009 and 2008, respectively.

Deferred Expenses—Deferred financing costs are presented as a component of Other assets on the Consolidated Balance Sheets and are amortized over the life of the related debt or credit facility using the effective interest method. Upon extinguishment of any of the debt, the related debt issuance costs are written off. At December 31, 2009 and 2008, the Company’s unamortized deferred financing costs were $1.

Property and Equipment—Land, buildings and machinery and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on the straight-line basis over the estimated useful lives of properties (the average estimated useful lives for buildings is 20 years and for machinery and equipment 15 years). Assets under capital leases are amortized over the lesser of their useful lives or the lease term. Major renewals and betterments are capitalized. Maintenance, repairs, minor renewals and turnarounds (periodic maintenance and repairs to major units of manufacturing facilities) are expensed as incurred. When property and equipment is retired or disposed of, the asset and related depreciation are removed from the accounts and any gain or loss is reflected in income. The Company capitalizes interest costs that are incurred during the construction of property and equipment. Depreciation expense was $44, $52 and $47 for the years ended December 31, 2009, 2008 and 2007, respectively.

Capitalized Software—The Company capitalizes certain costs, such as software coding, installation and testing, that are incurred to purchase or create and implement internal use computer software. Amortization is recorded on the straight-line basis over the estimated useful lives ranging from 1 to 5 years.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired is carried as Goodwill on the Consolidated Balance Sheets. Separately identifiable intangible assets that are used in the operations of the business (e.g., patents and technology, customer lists and contracts) are recorded at cost (fair value at the time of acquisition) and reported as Other intangible assets, net on the Consolidated Balance Sheets. The Company does not amortize goodwill or indefinite-lived intangible assets. Intangible assets with determinable lives are amortized on a straight-line basis over the shorter of the legal or useful life of the assets, which range from 1 to 30 years. Certain trademarks and patents are owned by Hexion and are used on a royalty-free basis by the Company. See Note 6.

Impairment—The Company reviews property and equipment and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based on estimated undiscounted cash flows. The Company tests goodwill for impairment annually, or when events or changes in circumstances indicate impairment may exist, by comparing the fair value of each reporting unit to its carrying value to determine if there is an indication that a potential impairment may exist.

During the years ended December 31, 2009, 2008 and 2007, asset impairments of $9, $8 and $12, respectively, were included in Other operating expense, net on the Consolidated Statements of Operations.

Long-Lived and Amortizable Intangible Assets

In 2009, the Company recorded impairment charges of $8 as a result of the Company’s decision to indefinitely idle certain production lines. In addition, the Company recorded miscellaneous impairments of $1 related to the closure of R&D facilities. In 2008, the Company recorded an $8 charge for the impairment of tradenames from which cash flows are no longer generated. In 2007, the Company recorded impairment charges of $12 due to the closure of certain of its manufacturing facilities.

Goodwill

The Company uses a probability weighted market and income approach to estimate the values of its reporting units. The Company’s market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA (earnings before interest, income taxes, depreciation and amortization) multiple technique. Under this technique, estimated values are the result of a market-based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. The Company’s income approach is a discounted cash flow model. When the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of the reporting unit’s goodwill, an impairment loss is recognized for the difference.

At December 31, 2009, 2008 and 2007, the fair value of the remaining reporting units exceeded the carrying amount of assets (including goodwill) and liabilities assigned to the reporting units. See further discussion in Note 7.

General Insurance—The Company is generally insured for losses and liabilities for workers’ compensation, physical damage to property, business interruption and comprehensive general, product and vehicle liability under policies maintained by Hexion and is allocated a share of the related premiums. See Note 5.

Legal Claims and Costs—The Company accrues for legal claims and costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability, with the most likely amount accrued. If there is no amount in the range of potential liability that is most likely, the low end of the range is accrued. The amount accrued includes all costs associated with the claim, including settlements, assessments, judgments, fines and incurred legal fees. See Note 11.

Environmental Matters—Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on a quarterly basis and as events and developments warrant. See Note 11.

Asset Retirement Obligations—Asset retirement obligations are initially recorded at their estimated net present values in the period in which the obligation occurs, with a corresponding increase to the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. When the liability is settled, a gain or loss is recognized for any difference between the settlement amount and the liability that was recorded.

Revenue Recognition—Revenue for product sales, net of estimated allowances and returns, is recognized as risk and title to the product transfer to the customer, which either occurs at the time shipment is made or upon delivery. In situations where product is delivered by pipeline, risk and title transfers when the product moves across an agreed-upon transfer point, which is typically the customers’ property line. Product sales delivered by pipeline are measured based on daily flow meter readings. The Company’s standard terms of delivery are included in its contracts of sale and on its invoices.

Shipping and Handling—Freight costs that are billed to customers are included in Net sales. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customer. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. Shipping and handling costs are recorded in Cost of sales in the Consolidated Statements of Operations.

Research and Development Costs—Funds are committed to research and development activities for technical improvement of products and processes that are expected to contribute to future earnings. All costs associated with research and development are charged to expense as incurred. Research and development and technical service expense of $11, $13 and $16 for the years ended December 31, 2009, 2008 and 2007, respectively, are included in Selling, general and administrative expense in the Consolidated Statements of Operations.

Terminated Merger Costs—The Company incurred terminated merger costs totaling $1 and $14 for the years ended December 31, 2009 and 2008, respectively. These costs primarily represent legal, consulting, accounting and tax costs related to the terminated Huntsman Corporation merger agreement and litigation.

Integration Costs—The Company incurred Integration costs totaling $4 for the years ended December 31, 2008 and 2007. These costs represent costs to implement a single, company-wide, management information and accounting system as well as redundancy and plant rationalization costs and incremental administrative costs from integration programs that resulted from the Hexion Formation and recent acquisitions.

Income Taxes—The Company files individual tax returns in the respective countries in which it operates. Income tax expense is based on reported results of operations before income taxes using the prevailing rates for each tax jurisdiction. Deferred income taxes represent the tax effect of temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Income tax expense is based on reported results of operations accounts for income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities. Deferred tax balances are adjusted to reflect tax rates, based on current tax laws that will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For purposes of these financial statements, the international subsidiaries are treated as foreign subsidiaries of a domestic parent, Hexion Canada, for all periods presented. Reconciliations of tax rates are calculated at the statutory Canadian tax rates.

Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the consolidated financial statements. Tax benefits are recognized in the consolidated financial statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely to be realized upon settlement. The Company classifies interest and penalties as a component of tax expense.

Derivative Financial Instruments—The Company periodically enters into forward exchange contracts or interest rate swaps to reduce the Company’s cash flow exposure to changes in foreign exchange rates or interest rates. The Company does not hold or issue derivative financial instruments for trading purposes. These instruments are not accounted for using hedge accounting, but are measured at fair value and recorded on the balance sheet as an asset or liability, depending upon the Company’s underlying rights or obligations. Changes in fair value are recognized in earnings. See Note 7.

Stock-Based Compensation—Stock-based compensation cost is measured at the grant date based on the fair value of the award which is amortized as expense over the requisite service period. The Company does not maintain any stock option plans. However, certain of the Company’s employees have been granted Hexion equity awards, for which the Company is allocated a share of the related compensation expense (See Note 5).

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily temporary investments and accounts receivable. The Company places its temporary investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk for accounts receivable are limited due to the large number of customers in the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Subsequent Events—The Company evaluates all subsequent events from December 31, 2009 through the time that it files its Consolidated Financial Statements.

Recently Issued Accounting Standards

New Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance for transfers of financial assets. Accounting Standards Update (“ASU”) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets, removes the concept of a qualifying special-purpose entity (“QSPE”) and as a result eliminates the scope exception for QSPE’s. ASU 2009-16 also changes the criteria for a transfer of financial assets to qualify as a sales-type transfer. ASU 2009-16 will be effective for the Company on January 1, 2010. The Company plans to adopt the provisions of ASU 2009-16 during the first quarter of 2010, but does not expect this guidance to have a material impact on its consolidated financial statements.

Newly Adopted Accounting Standards

On January 1, 2009, the Company adopted new guidance requiring additional disclosures about derivative instruments and hedging activities. See Note 9 for additional disclosures.

On January 1, 2009, the Company adopted new guidance for business combinations. This guidance was effective for the Company for business combination transactions for which the acquisition date was on or after January 1, 2009. No business combination transactions occurred during the year ended December 31, 2009.

At June 30, 2009, the Company adopted new guidance that increases the frequency of disclosures about the fair value of financial instruments and requires entities to provide the disclosures on a quarterly basis. See Note 9 for additional disclosures about the fair value of financial instruments.

At June 30, 2009, the Company adopted new guidance in determining whether impairments in debt securities are other than temporary and modifies the presentation and disclosure of investments in debt and equity securities. This guidance did not have a material impact on the Company’s consolidated financial statements.

At June 30, 2009, the Company adopted new guidance on determining fair value when the volume and level of activity for the asset or liability has significantly decreased when compared with normal market activity for the asset or liability. This guidance did not have a material impact on the Company’s consolidated financial statements.

At September 30, 2009, the Company adopted ASU 2009-01, Topic 105 – Generally Accepted Accounting Principles, and SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. SFAS No. 168 superseded all then-existing non-SEC accounting and reporting standards with the Accounting Standards Codification. SFAS No. 168 did not have a material impact on the Company’s consolidated financial statements.

At September 30, 2009, the Company adopted ASU 2009-05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value. ASU 2009-05 provides new guidance on the fair value measurement of liabilities. ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements.

3. Productivity Program

At December 31, 2009, the Company had $34 of in-process productivity savings to properly align its cost structure in response to the challenging economic environment. The Company estimates that these cost reduction activities will occur over the next eighteen months. The net costs to achieve these productivity savings is estimated at $40, including restructuring costs described below and expected capital expenditures related to productivity savings programs.

A reconciliation of in-process productivity savings at December 31, 2008 to in-process productivity savings at December 31, 2009 follows:

In-process productivity savings at December 31, 2008	$25
Additional productivity initiatives identified in 2009	29
Incremental productivity savings achieved in 2009	(20)

In-process productivity savings at December 31, 2009	$34

The following table summarizes restructuring information by type of cost:

	Workforce reductions	Other projects	Total
Restructuring costs expected to be incurred	$29	$1	$30
Cumulative restructuring costs incurred at December 31, 2009	16	1	17

Accrued liability at December 31, 2007	$—	$—	$—
Restructuring charges	5	—	5
Payments	—	—	—

Accrued liability at December 31, 2008	5	—	5
Restructuring charges	11	1	12
Payments	(3)	(1)	(4)

Accrued liability at December 31, 2009	$13	$—	$13

Workforce reduction costs primarily relate to employee termination costs and are accounted for under the guidance for nonretirement postemployment benefits or as exit and disposal costs, as applicable. During the years ended December 31, 2009 and 2008, restructuring charges of $12 and $5, respectively, were recorded in Other operating expense, net on the Consolidated Statements of Operations. At December 31, 2009 and 2008, the Company had accrued $13 and $5, respectively, for restructuring liabilities in Other current liabilities in the Consolidated Balance Sheets.

4. Acquisitions and Divestitures

The Company accounts for acquisitions using the purchase method of accounting. As required under this method, results of operations of the acquired entities have been included from the date of acquisition, and any excess of purchase price over the sum of amounts assigned to identified assets and liabilities has been recorded as goodwill.

2007 Acquisitions

Orica A&R Acquisition

On February 1, 2007, certain subsidiaries of the Company acquired the adhesives and resins (“A&R”) business of Orica Limited (the “Orica A&R Acquisition”) for a net purchase price of Australian dollars (“AUD”) 77, or $60, subject to certain adjustments. The Company incurred direct acquisition related costs of $3, which was included as part of the purchase price. Net working capital and other adjustments were net settled with no additional purchase price impact. The A&R business manufactures formaldehyde and formaldehyde-based binding resins used primarily in the forest products industry, and has three manufacturing facilities in Australia and New Zealand. This acquisition is included in the Formaldehyde and Forest Products Resins segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Fair Value at February 1, 2007
Current assets	$19
Property and equipment	45
Goodwill	7
Other intangible assets	7

Total assets acquired	78
Current liabilities	10
Other long-term liabilities	5

Total liabilities assumed	15

Fair value of net assets acquired	$63

Acquired intangible assets of $7 were assigned to customer relationships and have a weighted average useful life of approximately 10 years. Goodwill is not expected to be deductible for tax purposes.

The following unaudited pro forma financial information presents the consolidated results of operations as if the Orica A&R Acquisition had occurred at the beginning of the year ended December 31, 2007. Pro forma adjustments include only the effects of events directly attributable to the acquisition. The pro forma adjustments reflected in the table below include amortization of intangibles, depreciation adjustments from the write-up of property and equipment to estimated fair market value and interest expense on a new debt facility used to fund the Orica A&R Acquisition (See Note 8) and related income tax effects.

Net sales	$1,746
Net income	39

The pro forma financial information above does not necessarily reflect the operating results that would have occurred had the acquisition been consummated at the beginning of the periods presented, nor is such information indicative of future operating results.

Arkema Acquisition

On November 1, 2007, the Company completed the purchase of the German forest products resins and formaldehyde business of Arkema GmbH (the “Arkema Acquisition”). This business manufactures formaldehyde and formaldehyde-based resins. The business employs approximately 100 people and had 2006 revenues of approximately €101, or $127. The purchase price was €44, or $64, subject to certain adjustments. The pro forma effects of this acquisition were not material.

5. Related Party Transactions

The Company sells finished goods and certain raw materials to Hexion and certain of its subsidiaries. Total sales were $36, $54 and $103 in 2009, 2008 and 2007, respectively. In addition, the Company purchases raw materials and finished goods from Hexion and certain of its subsidiaries, which were $90, $177 and $176 in 2009, 2008 and 2007, respectively. The Company also provides toll-manufacturing services for a Hexion subsidiary and is reimbursed for manufacturing and overhead costs plus a nominal margin under the related agreements. The amounts billed under these arrangements totaled $60, $85 and $56 in 2009, 2008 and 2007, respectively.

Hexion incurs various administrative and operating costs on behalf of Hexion Canada that are reimbursed by the Company. These costs include engineering and technical support, purchasing, quality assurance, sales and customer service, information systems, research and development and certain administrative services. These service costs have been allocated to the Company generally based on sales or sales volumes and when determinable, based on the actual usage of resources. These costs are included within Selling, general and administrative expense and Cost of goods sold in the Consolidated Statements of Operations and were $20, $26 and $10 in 2009, 2008 and 2007, respectively. The 2009 and 2008 charges include $6 and $9, respectively, for additional corporate departmental overhead costs Hexion allocated during the year.

Hexion provides global services relating to procurement, productivity enhancement and health, safety and environmental issues to the Company. Beginning in 2008, Hexion implemented a revenue-based royalty charge for these services. Hexion Canada’s expense relating to these services totaled $8 and $30 for the years ended December 31, 2009 and 2008, respectively. Prior to 2001, the Company incurred royalties for the use in operations of certain trademarks and patents owned by Hexion. At December 31, 2009 and 2008, the Company had amounts due to Hexion under these arrangements of $0 and $5, respectively.

The Company earns royalty income from a subsidiary of Hexion in exchange for the affiliate’s use of certain of the Company’s trademarks, patents and other intangible assets. The Company recorded royalty income of $35, $17 and $18 for the years ended December 31, 2009, 2008 and 2007, respectively, under these agreements.

In addition, Hexion maintains certain insurance policies that benefit Hexion Canada. Amounts pertaining to these policies, and allocated to the Company based upon sales, were $3, $5 and $6 in 2009, 2008 and 2007, respectively, and are classified in Selling, general and administrative expense in the Consolidated Statements of Operations.

For the year ended December 31, 2007, the Company was charged $1 for costs incurred by Hexion on behalf of the Company associated with the implementation of a single, company-wide, management information and accounting system and a new consolidations and financial reporting system. These costs are classified in Integration costs in the Consolidated Statements of Operations.

At December 31, 2009 and 2008, the Company had affiliated receivables of $60 and $54, respectively, and affiliated payables of $56 and $78, respectively, related to these transactions.

In addition to direct charges, Hexion provides certain administrative services that are not reimbursed by Hexion Canada. These costs include corporate controlled expenses such as executive management, legal, health and safety, accounting, tax and credit, and have been allocated herein to the Company on the basis of Net sales. The charge also includes allocated stock-based compensation expense of $1 for each of the years ended December 31, 2009, 2008 and 2007, and is included in Finance in the table below. Management believes that the amounts allocated in such a manner are reasonable and consistent and are necessary in order to properly depict the financial results of the Company on a stand-alone basis. However, the amounts are not necessarily indicative of the costs that would have been incurred if the Company had operated independently. This expense is included in Selling, general and administrative expense with the offsetting credit recorded in Shareholder’s equity. There is no income tax provided on these amounts because they are not deductible.

The following table summarizes these allocations for the years ended December 31:

	2009	2008	2007
Executive group	$2	$2	$4
General counsel	—	—	2
Environmental, health and safety services	1	2	1
Finance	6	6	10

Total	$9	$10	$17

See Note 9 for a description of the Company’s affiliated financing and investing activities.

6. Goodwill and Other Intangible Assets

The gross carrying amount and accumulated impairments of goodwill consist of the following as of December 31:

2009				2008
Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value
$73	$—	$4	$77	$72	$—	$(2)	$70

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 are as follows:

Total
Goodwill balance at December 31, 2007	$96
Purchase accounting adjustments	(16)
Foreign currency translation	(10)

Goodwill balance at December 31, 2008	$70
Purchase accounting adjustments	1
Foreign currency translation	6

Goodwill balance at December 31, 2009	$77

Purchase accounting adjustments in 2008 are primarily a result of changes in estimates about the tax treatment of transaction costs in the Bakelite Transaction that were ultimately allowed by the taxing authority.

The Company’s intangible assets with identifiable useful lives consist of the following as of December 31:

	2009			2008
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Intangible assets:
Patents and technology	$20	$(9)	$11	$20	$(8)	$12
Customer lists and contracts	78	(20)	58	77	(14)	63
Other	11	(3)	8	12	(4)	8

	$109	$(32)	$77	$109	$(26)	$83

During the year ended December 31, 2008, the Company recorded an $8 charge for the impairment of tradenames from which cash flows are no longer generated. This amount is included in Other operating expense, net on the Consolidated Statements of Operations.

Total intangible amortization expense for the years ended December 31, 2009, 2008 and 2007 was $10, $10 and $7, respectively.

Estimated annual intangible amortization expense for 2010 through 2014 is as follows:

2010	$9
2011	8
2012	8
2013	7
2014	7

7. Financial Instruments and Fair Value Disclosures

Recurring Fair Value Measurements

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 primarily consists of financial instruments traded on exchange or futures markets.

•

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those derivative instruments transacted primarily in over the counter markets.

•	Level 3: Unobservable inputs, for example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Following is a summary of assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Derivative liabilities	$—	$(1)	$—	$(1)

The following table summarizes the Company’s derivative financial instruments as of December 31, which are recorded as Other current liabilities in the Consolidated Balance Sheets:

	2009				2008
	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Asset (Liability)	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Asset (Liability)
Interest Rate Swap
Australia Multi-Currency Term	729	—	23	(1)	1,094	—	24	(1)

Foreign Exchange and Interest Rate Swap

The Company periodically enters into forward and option contracts to buy and sell foreign currencies to reduce foreign exchange exposure and protect the U.S. dollar value of such transactions to the extent of the amount under contract.

The Company periodically uses interest rate swaps to alter interest rate exposures between fixed and floating rates on certain long-term debt. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated using an agreed-upon notional principal amount.

The Company calculates the fair value of its derivative liabilities using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.

In February 2007, the Company financed the Orica A&R Acquisition with proceeds of approximately $70 from a new five-year Australian Multi-Currency Term / Working Capital Facility. To effectively fix the interest rate on approximately $30 of this facility, the Company entered into interest rate swap agreements with two counterparties for an initial notional amount of AUD $35, which amortizes quarterly based on the expected loan payments. The swap agreements terminate December 30, 2011. The Company pays a fixed interest rate of 6.6% and receives a floating rate based on the terms of the underlying debt. The Company has not applied hedge accounting to this derivative instrument.

The Company had derivative losses of $1 classified as Other current liabilities at December 31, 2009 and 2008, respectively. The Company recognized gains (losses) on derivatives in Other non-operating expense, net in the Consolidated Statements of Operations of $0, $(2) and $1 for the years ended December 31, 2009, 2008 and 2007, respectively.

Non-recurring Fair Value Measurements

Following is a summary of losses as a result of the Company measuring assets at fair value on a non-recurring basis during the year ended December 31, 2009:

Year ended December 31, 2009
Long-lived assets held and used	$(9)

As part of the Company’s productivity initiatives, the Company decided to indefinitely idle certain production lines. Long-lived assets with a carrying value of $13 were written down to fair value of $4, resulting in an impairment charge of $9 for the year ended December 31, 2009. These long-lived assets were valued based on appraisals from third parties or using discounted cash flow analysis based on assumptions that market participants would use. Key inputs in the model included projected revenues and manufacturing costs associated with these long-lived assets.

8. Debt and Lease Obligations

Debt outstanding at December 31 follows:

	2009		2008
	Long Term	Due Within One Year	Long Term	Due Within One Year
Hexion revolving facility due 2011 at 2.8% and 4% at December 31, 2009 and 2008, respectively	$—	$—	$50	$—
Australia Multi-Currency Term / Working Capital Facility due 2012 at 4.1% and 8.9% at December 31, 2009 and 2008, respectively	45	8	43	7
Itau, Santander, Safra, Brasil, ABN Amro, Unibanco and Votorantim Banks, Brazil, revolving credit facilities, variable interest, 10.6% and 8.1% at December 31, 2009 and 2008, respectively	31	34	—	27
Nordea Bank, Finland PLC, term loan, due 2013, variable interest at 3% at December 31, 2009 and 2008	10	2	10	3
Itau, Brasil, Industrial and ABN Amro Banks, Argentina, revolving loans, variable interest, at 16.5% and 21% at December 31, 2009 and 2008, respectively	—	—	—	4
Korea Exchange Bank, due 2009, variable interest, at 3.9% and 5% at December 31, 2009 and 2008, respectively, payable quarterly, certain property pledged as collateral	—	2	—	6
Other	2	3	3	1

Total debt	$88	$49	$106	$48

Senior Secured Credit Facilities of Hexion

Hexion Canada and certain of Hexion’s European subsidiaries, which includes Hexion Canada’s UK subsidiary, are eligible to participate in the amended Senior Secured Credit Facilities. The European subsidiaries are able to borrow an aggregate maximum of $125, while the Canadian operating subsidiary may borrow a maximum of $50. As of December 31, 2009 and 2008, amounts of $0 and $50, respectively, were outstanding under the Hexion Credit Facilities.

The terms of the amended Senior Secured Credit Facilities include a seven-year $2,300 term loan facility, seven-year $50 synthetic letter of credit facility (“LOC”), and access to a five-year $225 revolving credit facility.

The interest rates for term loans to Hexion under the amended Senior Secured Credit Facilities are based on, at Hexion’s option, (a) adjusted LIBOR plus 2.25% or (b) the higher of (i) JPMorgan Chase Bank, N.A.’s (JPMCB) prime rate or (ii) the Federal Funds Rate plus 0.50%, in each case plus 0.75%.

The amended Senior Secured Credit Facilities have commitment fees (other than with respect to the LOC) equal to 0.50% per year of the unused line plus a fronting fee of 0.25% of the aggregate face amount of outstanding letters of credit. The LOC has a commitment fee of 0.10% per year.

The amended Senior Secured Credit Facilities of Hexion are collateralized by substantially all the assets of Hexion, including the Company, subject to certain exceptions. Cross collateral guarantees exist whereby Hexion Canada is a guarantor of the European borrowings under the amended Senior Secured Credit Facilities; while Hexion’s European subsidiaries guarantee against any default by Hexion Canada. The amended Senior Secured Credit Facilities contain, among other provisions, restrictive covenants regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and the maintenance of a certain financial ratio. Payment of borrowings under the amended Senior Secured Credit Facilities may be accelerated if there is an event of default. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control. In addition, the Senior Secured Credit Facilities of Hexion contain cross-acceleration and cross default provisions. Accordingly, certain foreign borrowing defaults under other debt agreements could result in the Company’s outstanding debt becoming immediately due and payable.

Hexion has amended its credit facilities in June 2007, November 2006 and May 2006.

Recent Developments

On December 10, 2009, Hexion renewed its revolving facility commitments from lenders under the Senior Secured Credit Facility, which will take effect upon the May 31, 2011 maturity of the existing revolving facility commitments. The new commitments will mature 91 days prior to the May 5, 2013 maturity date of the term loans under the Senior Secured Credit Facility. The new revolving loans, which cannot be drawn until the existing revolving credit facility matures, will bear interest at a rate of LIBOR plus 4.50%. The extension also includes a 2.00% ticking fee to be paid quarterly on committed amounts until the revolver facility is effective. The terms and conditions of Hexion’s existing revolving credit facility will remain in effect, and are unaltered by the new extension, including but not limited to the interest rate.

During the first quarter of 2010, Hexion amended its Senior Secured Credit Facilities. Under the amendment and restatement, Hexion extended the maturity of approximately $957 of its term loans from May 5, 2013 to May 5, 2015 and increased the interest rate with respect to such term loans from LIBOR plus 2.25% to LIBOR plus 3.75%.

International Credit Facilities

In addition to the amended Senior Secured Credit Facilities, the Company had various international credit facilities. At December 31, 2009, under these international credit facilities the Company had $31 available to fund working capital needs and capital expenditures. While these facilities are primarily unsecured, portions of the lines are collateralized by equipment and cash and short term investments at December 31, 2009.

In the first quarter of 2007, the Company financed the Orica A&R Acquisition with approximately $70 of proceeds from a new five-year Australian Multi-Currency Term / Working Capital Facility. Approximately $30

of this facility is effectively fixed at a rate of 6.6% through the use of interest rate swap agreements. The remaining balance has a variable interest rate equal to the 90 day Australian or New Zealand Bank Bill Rates plus an applicable margin.

Aggregate maturities of total non-affiliated debt and minimum annual rentals under operating leases at December 31, 2009, for the Company are as follows:

Year	Debt	Minimum Rentals Under Operating Leases
2010	$49	$3
2011	51	2
2012	7	1
2013	11	1
2014	5	1
2015 and beyond	14	1

	$137	$9

The Company’s operating leases consist primarily of vehicle, equipment and land and buildings. Rental expense amounted to $3, $5 and $4 for the years ended December 31 2009, 2008 and 2007, respectively.

9. Affiliated Financing

As discussed in Note 1, to finance the acquisition of certain international subsidiaries from Hexion, the Company assumed a fixed rate note of CDN $343. To finance the Bakelite Acquisition in 2005, Hexion Canada also borrowed CDN $308 from Hexion Nova Scotia Finance, ULC (“Nova Scotia”). Approximately CDN $119, or $95, was effectively repaid during 2005, via a capital contribution from Hexion to the Company. The loans have been combined and have an outstanding balance of CDN $532, or $508, at December 31, 2009 and CDN $532, or $435, at December 31, 2008. The note has a fixed interest rate based on Nova Scotia’s cost of capital plus 100 basis points, which was 10.8% per annum at December 31, 2009 and 2008, and becomes due July 15, 2014. Interest expense related to this note totaled $50 for the year ended December 31 2009 and $54 in for the years ended December 31 2008 and 2007. In conjunction with the issuance of this note, Hexion entered into a common share forward subscription agreement with Hexion Canada requiring Hexion to subscribe to shares of Hexion Canada stock at CDN $845 per share at the principal repayment date for the loan.

The Company has additional loans due to affiliates of $261 and $145 at December 31, 2009 and 2008, respectively, with a weighted average interest rate of approximately 5.3% and 6.6% at December 31, 2009 and 2008, respectively. These affiliated borrowings were made for cash management purposes. A portion of these loans are not expected to be repaid. Interest expense related to these loans was approximately $11, $8 and $5 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company had loans receivable from various affiliates of $527 and $412 at December 31, 2009 and 2008, respectively, with a weighted average interest rate of approximately 5.3% and 6.6% at December 31, 2009 and 2008, respectively. These affiliated loans were made for cash management purposes. A significant portion of these loans are not expected to be repaid. Interest income related to these loans was approximately $30, $27 and $15 for the years ended December 31, 2009, 2008 and 2007, respectively.

10. Guarantees, Indemnities and Warranties

Standard Guarantees / Indemnifications

In the ordinary course of business, the Company enters into a number of agreements that contain standard guarantees and indemnities where the Company may indemnify another party for, among other things, breaches of representations and warranties. These guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements, (v) employee benefits services agreements and (vi) agreements with public authorities on subsidies received for designated research and development projects. These guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements, (v) service providers in employee benefits services agreements and (vi) governments or agencies subsidizing research or development. In addition, the Company guarantees some of the payables of its subsidiaries to purchase raw materials in the ordinary course of business.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer with respect to liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities for pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities that are not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that it considers probable and reasonably estimable. The amounts recorded at December 31, 2009 and 2008 are not significant.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless they are subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments to be made under these guarantees because the triggering events are not predictable.

Warranties

The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against net sales.

11. Commitments and Contingencies

Environmental Matters

The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

The Company has recorded liabilities of $6 and $4 at December 31, 2009 and 2008, respectively, for eleven locations for all probable environmental remediation, indemnification and restoration liabilities. These amounts include estimates of unasserted claims the Company believes are probable of loss and reasonably estimable. Based on currently available information and analysis, the Company believes that it is reasonably possible that costs associated with such sites may fall within a range of $3 to $9 in the aggregate, at December 31, 2009. This estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of this range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if the underlying facts or circumstances change, the final outcome could differ materially from these estimates.

At six of these locations, the Company is conducting environmental remediation and restoration under business realignment programs due to closure of the sites. Much of this remediation is being performed by the Company on a voluntary basis; therefore, the Company has greater control over the costs to be incurred and the timing of cash flows. The Company anticipates the amounts under these reserves will be paid within the next five years.

Non-Environmental Legal Matters

The Company is involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings that are considered to be in the ordinary course of business. The Company has reserves of $5 and $3 at December 31, 2009 and 2008, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. The following legal claim is not in the ordinary course of business:

Brazil Tax Claim—In 1992, the State of Sao Paulo Administrative Tax Bureau issued an assessment against the Company’s Brazilian subsidiary claiming that excise taxes were owed on certain intercompany loans made for centralized cash management purposes. These loans were characterized by the Tax Bureau as intercompany sales. Since that time, management and the Tax Bureau have held discussions and the subsidiary filed an administrative appeal seeking cancellation of the assessment. The Administrative Court upheld the assessment in December 2001. In 2002, the subsidiary filed a second appeal with the highest-level Administrative Court, again seeking cancellation of the assessment. In February 2007, the highest-level Administrative Court upheld the assessment. The Company requested a review of this decision. On April 23, 2008, the Brazilian Administrative Tax Tribunal issued its final decision upholding the assessment against the subsidiary. The Company filed an Annulment action in the Brazilian Judicial Courts in May 2008 along with a request for an injunction to suspend the tax collection. The injunction was denied but the Annulment action is being pursued. The Company has pledged certain properties and assets in Brazil during the pendency of the Annulment action in lieu of paying the assessment. The Company continues to believe it has a strong defense against the assessment and does not believe a loss contingency is probable. At December 31, 2009, the amount of the assessment, including tax, penalties, monetary correction and interest, is 64 Brazilian reais, or approximately $37.

Environmental Institution of Paraná IAP—On August 25, 2009, Governo Do Paraná and the Environmental Institution of Paraná IAP, an environmental agency of the Brazilian government, provided Hexion Quimica Industria, our Brazilian subsidiary, with notice of a potential fine of up to $11 in connection with alleged environmental damages to the Port of Paranagua caused in November 2004 by an oil spill from a shipping vessel carrying methanol purchased by Hexion. The investigation as to the cause of the accident has not been finalized. In early October 2009, Hexion was granted an injunction precluding the imposition of any fines or penalties by the Paraná IAP. Should the injunction be appealed, the Company believes it has a strong defense and does not believe a loss contingency is probable.

12. Pension and Non-Pension Postretirement Benefit Plans

The Company sponsors defined benefit pension plans covering most Canadian, German and Malaysian employees. Depending on the plan, benefits are based on eligible compensation and/or years of credited service. Retirement benefits in other foreign locations are primarily defined contribution plans. The Company also provides non-pension postretirement benefit plans to its Canadian employees. This plan provides the participants with supplemental benefits to the provincial healthcare plan in Canada.

The following table presents the change in benefit obligation, change in plan assets and components of funded status for the Company’s defined benefit pension and non-pension postretirement benefit plans for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Change in Benefit Obligation
Benefit obligation at beginning of year	$115	$125	$3	$5
Service cost	2	2	—	—
Interest cost	6	7	—	—
Actuarial losses (gains)	5	(6)	1	(1)
Foreign currency exchange rate changes	4	(8)	—	(1)
Benefits paid	(5)	(5)	—	—
Acquisitions / divestitures	—	—	—	—

Benefit obligation at end of year	127	115	4	3

Change in Plan Assets
Fair value of plan assets at beginning of year	6	8	—	—
Actual return on plan assets	1	(1)	—	—
Employer contribution	4	5	—	—
Foreign currency exchange rate changes	1	(1)	—	—
Benefits paid	(5)	(5)	—	—

Fair value of plan assets at end of year	7	6	—	—

Funded status of the plan at end of year	$(120)	$(109)	$(4)	$(3)

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Amounts recognized in the Consolidated Balance Sheets at December 31 consist of:
Other current liabilities	$(4)	$(3)	$—	$—
Long-term pension obligations	(116)	(106)	—	—
Other long-term liabilities	—	—	(4)	(3)
Accumulated other comprehensive (income) loss	(8)	(21)	—	—

Net amounts recognized	$(128)	$(130)	$(4)	$(3)

Amounts recognized in Accumulated other comprehensive loss at December 31 consist of:
Net actuarial (gain) loss	$(15)	$(21)	$—	$—
Deferred income taxes	7	—	—	—

Net amounts recognized	$(8)	$(21)	$—	$—

Accumulated benefit obligation for funded plans	$9	$6	$—	$—
Pension plans with underfunded or non-funded accumulated benefit obligations at December 31:
Aggregate projected benefit obligation	$127	$115
Aggregate accumulated benefit obligation	122	107
Aggregate fair value of plan assets	7	6

Actuarial losses during the year ended December 31, 2009 of $6 resulted from changes in actuarial assumptions and unfavorable experience. The foreign currency impact reflected in these rollforward tables are for changes in the euro and Canadian dollar versus the U.S. dollar.

Following are the components of net pension and postretirement expense recognized by the Company for the years ended December 31:

	Pension Benefits			Postretirement benefits
	2009	2008	2007	2009	2008	2007
Service cost	$2	$2	$2	$—	$—	$—
Interest cost on projected benefit obligation	6	7	5	—	—	—
Recognized actuarial gain	(1)	—	—
Expected return on assets	(1)	(1)	(1)	—	—	—

Net expense	$6	$8	$6	$—	$—	$—

The following amounts were recognized in other comprehensive income during the year ended December 31, 2009:

	Pension Benefits	Postretirement Benefits	Total
Net actuarial losses arising during the year	$4	$1	$5
Amortization of net gains	1	—	1
Loss recognized in other comprehensive income	5	1	6
Deferred income taxes	(1)	—	(1)

Loss recognized in other comprehensive income, net of tax	$4	$1	$5

The amounts in Accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost during the next fiscal year is less than $1.

Determination of actuarial assumptions

The Company’s actuarial assumptions are determined separately for each plan, taking into account the demographics of the population, the target asset allocations for funded plans, regional economic trends, statutory requirements and other factors that could impact the benefit obligation and plan assets.

The discount rates selected reflect the rate at which pension obligations could be effectively settled. The Company selects the discount rates based on cash flow models using the yields of high-grade corporate bonds or the local equivalent with maturities consistent with the Company’s anticipated cash flow projections.

The expected rates of future compensation level increases are based on salary and wage trends in the chemical and other similar industries, as well as the Company’s specific compensation targets by country. Input is obtained from the Company’s internal Human Resources group and from outside actuaries. These rates include components for wage rate inflation and merit increases.

The expected long-term rate of return on Canadian plan assets is determined based on the plan’s current and projected asset mix. To determine the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets. Peer data and historical returns are reviewed and the Company consults with its actuaries, as well as investment professionals, to confirm that the Company’s assumptions are reasonable.

The weighted average rates used to determine the benefit obligations were as follows at December 31:

	Pension Benefits		Postretirement Benefits
	2009	2008	2009	2008
Discount rate	5.5%	5.8%	6.5%	7.5%
Rate of increase in future compensation levels	3.0%	3.0%	—	—
The weighted average assumed health care cost trend rates are as follows at December 31:
Health care cost trend rate assumed for next year			7.4%	7.9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			4.4%	4.9%
Year that the rate reaches the ultimate trend rate			2029	2017

The weighted average rates used to determine net periodic pension and postretirement expense were as follows for the years ended December 31:

	Pension Benefits			Postretirement Benefits
	2009	2008	2007	2009	2008	2007
Discount rate	5.8%	5.5%	4.6%	7.5%	5.5%	5.3%
Rate of increase in future compensation levels	3.0%	3.0%	2.5%	—	—	—
Expected long-term rate of return on plan assets	6.8%	7.0%	7.0%	—	—	—

A one-percentage-point change in the assumed health care cost trend rates would change the projected benefit obligation for non-pension postretirement benefits service cost and interest cost would be less than $1.

Pension Investment Policies and Strategies

The Company’s investment strategy for the assets of its Canadian defined benefit pension plans is to maximize the long-term return on plan assets using a mix of equities and fixed income investments with a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity and fixed-income investments. Equity investments are also diversified across Canadian and foreign stocks, as well as growth, value and small and large capitalization investments. Investment risk and performance are measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset and liability studies.

The Company periodically reviews its target allocation of Canadian plan assets among various asset classes. The targeted allocations are based on anticipated asset performance, discussions with investment professionals and on the projected timing of future benefit payments.

	Actual		Target
	2009	2008	2010
Weighted average allocations of Canadian pension plan assets at December 31:
Equity securities	59%	58%	60%
Debt securities	38%	38%	35%
Cash, short-term investments and other	3%	4%	5%

	100%	100%	100%

Fair Value of Plan Assets

Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 equity securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held.

•	Level 3: Unobservable inputs, for example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

The following table presents pension plan investments measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Fair Value Measurements Using
	2009				2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Balanced pooled funds	$—	$7	$—	$7	$—	$6	$—	$6

(a)	Level 2 equity securities in pooled asset funds and are valued based on underlying net asset value multiplied by the number of shares held.

Projections of Plan Contributions and Benefit Payments

The Company expects to make contributions totaling $1 to its defined benefit pension plans in 2010.

Estimated future plan benefit payments as of December 31, 2009 are as follows:

	Pension Benefits	Postretirement Benefits
2010	$4	$—
2011	4	—
2012	5	—
2013	5	—
2014	5	—
2015 to 2019	25	1

Defined Contribution and Other Plans

The Company sponsors a number of defined contribution plans for its employees in various countries. Depending upon the country and plan, eligible salaried and hourly employees may contribute up to 7% of their pay as basic contributions to the plans. The Company provides matching contributions of up to 100% of the basic contributions. Due to the economic downturn at the end of 2008, during 2009 the Company suspended for one year the employer match provided to non-bargaining employees and to some bargained employees in its U.S. and Canadian defined contribution plans. Total charges to operations for matching contributions under these plans were $2, $4 and $4 for the years ended December 31, 2009, 2008 and 2007.

The Company’s German subsidiaries offer an early government subsidized early retirement program to eligible employees called Altersteilzeit or ATZ Plans. The German government provides a subsidy in certain cases where the participant is replaced with a qualifying candidate. The Company has liabilities for these arrangements totaling $4 and $3 for the years ended December 31, 2009 and 2008, respectively. The Company incurred expense for these plans in 2009, 2008 and 2007 of $1, $2 and less than $1, respectively.

13. Shareholder’s Equity

Shareholder’s equity reflects the common equity of Hexion Canada with all of the common equity of its subsidiaries eliminated, except for the equity of Hexion Argentina, representing Hexion’s 12% interest, Hexion Malaysia, representing Hexion’s 34% interest, and Nimbus, totaling $5 as of December 31, 2009 and 2008.

Hexion Canada has 489,866 shares of no-par common stock outstanding during all periods presented with an unlimited number of common, Preference and Class B Preference shares authorized.

14. Income Taxes

Comparative analysis of Hexion Canada’s income tax expense (benefit) follows:

	2009	2008	2007
Current
Federal and provincial	$—	$(5)	$(4)
Foreign	(3)	20	33

Total	(3)	15	29

Deferred
Federal and provincial	2	—	(2)
Foreign	(5)	(8)	(8)

Total	(3)	(8)	(10)

Income tax (benefit) expense	$(6)	$7	$19

A reconciliation of the Company’s combined differences between income taxes computed at Canadian Federal statutory tax rate of 19.0% at December 31, 2009, 19.5% at December 31, 2008 and 22.12% at December 31, 2007 and provisions for income taxes follows:

	2009	2008	2007
Income taxes computed at federal statutory tax rate	$(5)	$(3)	$13
Foreign rate differentials	(10)	(3)	9
Expenses not deductible for tax	9	11	4
Increase (decrease) in the taxes due to changes in valuation allowance	2	3	(1)
Unrepatriated earnings of foreign subsidiaries	2	2	—
Adjustment of prior estimates and other	(4)	—	—
Changes in tax laws and rates	—	—	(4)
Provincial taxes and other	—	(3)	(2)

Income tax (benefit) expense	$(6)	$7	$19

The domestic and foreign components of the Company’s income (loss) before income taxes are as follows:

	2009	2008	2007
Domestic	(51)	(50)	(36)
Foreign	26	34	94

	$(25)	$(16)	$58

The tax effects of the Company’s significant temporary differences and net operating loss and credit carryforwards, which comprise the deferred tax assets and liabilities at December 31, 2009 and 2008, are as follows:

	2009	2008
Assets
Accrued and other expenses	$14	$5
Net operating loss and credit carryforwards	31	18
Pension liabilities	10	13

Gross deferred tax assets	55	36
Valuation allowance	(23)	(15)

Net deferred tax asset	32	21

Liabilities
Property, plant and equipment	(28)	(24)
Unrepatriated earnings of foreign subsidiaries	(20)	(19)
Intangibles	(20)	(17)

Gross deferred tax liabilities	(68)	(60)

Net deferred tax liability	$(36)	$(39)

The Company’s deferred tax assets primarily include foreign net operating loss carryforwards. As of December 31, 2009, the net operating loss carryforwards available are $107, related primarily to the UK. These net operating loss carryforwards have an unlimited carryover and do not expire. A valuation allowance of $23 has been provided against the foreign attributes.

The Company conducts business globally and, as a result, certain of its subsidiaries file income tax returns in various foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities throughout the world, including major jurisdictions such as Australia, Brazil, New Zealand, Germany, Italy, Korea and the UK.

The Company continuously reviews issues that are raised from ongoing examinations and open tax years to evaluate the adequacy of its liabilities. As the various taxing authorities continue with their audit/examination programs, the Company will adjust its reserves accordingly to reflect these settlements.

Unrecognized Tax Benefits

Effective January 1, 2007, the Company adopted guidance related to accounting for uncertainty in income taxes. Upon adoption of this guidance, the Company reversed a tax contingency recorded in prior periods which increased Retained Earnings $2 for the cumulative effect of adoption. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008
Balance at beginning of year	$9	$—
Additions based on tax positions related to the current year	1	9
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	(6)	—
Settlements	—	—

Balance at end of year	$4	$9

During the year ended December 31, 2009, the company decreased its amount of unrecognized tax benefits by $5 for various intercompany transactions related to current year tax positions and prior year changes in estimates. The Company did not recognize any interest or penalties for the years ended December 31, 2009, 2008 and 2007.

$4 of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Company does not anticipate any significant increases or decreases to the total amount of the unrecognized tax benefits within the next 12 months.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Hexion Specialty Chemicals Canada, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholder’s equity (deficit) and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Hexion Specialty Chemicals Canada, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Columbus, Ohio

March 8, 2010